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REGISTRANT'S NAME ITC Ltd

*CURRENT ADDRESS

PROCESSED
JUL 07 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03470 FISCAL YEAR 3-31-08

PROCESSED
JUL 07 2008 SA
THOMSON REUTERS

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 7/2/08

ITC Limited

Enduring value

3-31-08
AR/S

Report and Accounts 2008

Contents

Vision

Sustain ITC's position as one of India's most valuable corporations through world class performance, creating growing value for the Indian economy and the Company's stakeholders.

Mission

To enhance the wealth generating capability of the enterprise in a globalising environment, delivering superior and sustainable stakeholder value.

> *The potential of an enterprise for wealth creation is set apart by the distinctive amalgam of its Vision, Values and Vitality. It represents a mix of constancy and change; of a timeless core and constantly evolving strategies and processes built around the core.*
>
> -Y C Deveshwar, Chairman

The Essence Of Beauty

ITC In Personal Care

In line with ITC's aspiration to be India's premier FMCG company, recognised for its world-class quality and enduring consumer trust, ITC forayed into the Personal Care business in July 2005. In the short period since its entry, ITC has already launched an array of brands, each of which offers a unique and superior value proposition to discerning consumers. Anchored on extensive consumer research and product development, ITC's personal care portfolio brings world-class products with clearly differentiated benefits to quality-seeking consumers.

The Personal Care sector holds immense appeal for ITC on account of its size and growth potential. The Personal Care industry in India, estimated at Rs 20,000 crores, enjoys a healthy growth rate due to the interplay of economic, demographic and sociological factors. A rapidly growing prestige segment adds to the attractiveness of this business. This market opportunity fits well with ITC's established strengths in brand building, trade marketing, lifestyle retailing and premium packaging.



A Bouquet Of Brands

ITC's initial Personal Care portfolio under the 'Essenza Di Wills', 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' brands has received encouraging consumer response and is being progressively extended nationally. The communication strategy for the individual brands and products is premised on the underlying emotional appeal and product benefits. Appropriate celebrity associations have been leveraged to build consumer franchise. A robust distribution network, backed by creative in-store merchandising, complements the product and communication strategies to deliver competitively superior value to the consumer.


WILLS
200 ml e 6.8 FL.OZ.
ESSENZA DI WILLS


fiama
DI WILLS
shower gel
EXOTIC DREAM
shower gel
POLISHING DROPS
conditioner
SHINY SMOOTH FINISH
Avocado & Burdock
SKINSENSE
Soft Green
AQUA BALANCE
shampoo
EVERYDAY MILD
shampoo
VOLUME BOOST
shampoo
SILKY STRONG
shampoo


Vivel
DI WILLS
Vivel
DI WILLS


Vivel
SANDAL SPARKLE
Vivel
YOUNG GLOW
Vivel
SATIN SOFT

Leveraging Consumer Insights

Given today's dynamically changing consumer behaviour, the challenge of understanding consumer needs is more formidable than ever before.

ITC's Personal Care business initiated a systematic, calibrated approach to gathering and analysing research-backed data. A large number of consumers across the country were engaged with over the last several years to derive insights into their needs, aspirations and usage behaviour. A range of products and prototypes was tested. These insights formed the building blocks for the development of best-in-class brands. Resultantly, the product design, quality, packaging and communication are not only impactfully meaningful to the consumer, but are also effectively differentiated from competing offers.


Superia
Superia
Superia
Superia
Superia
SHAMPOO
Superia
SHAMPOO
WITH TRIPLE CONDITION
Superia
SHAMPOO
WITH TRIPLE CONDITIONERS
Superia

Looking And Feeling Good



The woman of today aspires to look and feel good. For this new age woman, ITC presents an exciting portfolio of personal care brands, each carefully crafted to address specific dimensions of beauty.

Essenza Di Wills

Essenza Di Wills is an exclusive range of fine fragrances and bath & body care products for women and for men.

Inizio, the signature range from Essenza Di Wills, provides a comprehensive grooming regimen with distinct lines for women (Inizio Femme) and men (Inizio Homme). The rich and sensual international fragrances of Essenza Di Wills are all-day offerings created by leading French fragrance houses. The range includes a host of bath & body care products that share the same olfactory signature to offer a harmonised fragrance experience.


ESSENZA DI WILLS
INIZIO FEMME
ESSENZA DI WILLS
INIZIO FEMME
60 ml • 2.0 FL.OZ.
ESSENZA DI WILLS
INIZIO HOMME


ESSENZA DI WILLS
DW
ESSENZA DI WILLS
AQUA

Aqua Homme

The latest addition to the Essenza Di Wills portfolio is the Aqua range for men (Aqua Homme) that offers a distinctive and fresh aquatic fragrance. The Aqua range includes an After-Shave Lotion, a Deodorant, a Hair & Body Shampoo and a Bathing Bar.

Fiama Di Wills


fiama
DI WILLS
SKINSENSE
Soft Green
fiama
DI WILLS

The Fiama Di Wills range embodies the goodness of nature and science, providing gentle and effective care. The Fiama Di Wills product portfolio has been developed by scientists at the ITC R&D Centre, leveraging the expertise of American product formulation specialists. The fragrances, aesthetics and packaging have been developed in collaboration with European associates.

Bringing Gentle, Effective Care

Fiama Di Wills products are targeted at the young, modern, aware women who are confident of themselves and seek indulgences that make them feel alive and beautiful. The range combines exotic naturals like Sage, Watercress, Magnolia blossoms and the best of contemporary science using unique Hydro Restorative Complex and Cuticle Restore Technology to make the consumer feel beautiful, today, tomorrow. The Fiama Di Wills range includes Shampoos, Conditioner, Shower Gels and Soaps.



Vivel Di Wills & Vivel


Actipro·N
Vivel
DI WILLS
Sheer Radiance
Vivel
DI WILLS
Sheer Crème

Vivel Di Wills and Vivel are a high quality range of soaps for the upper-mid and mid-market consumer segments. Vivel Di Wills offers the unique value proposition of bringing together Nourishing, Protecting and Hydrating ingredients, providing total skin care for the discerning, beautiful and confident consumer.


Vivel
DI WILLS
Vivel
YOUNG GLOW
Vivel
Sheer Crème
DI WILLS
Vivel

Vivel Di Wills

A Novel Consumer Experience

The exquisite fragrances for the range have been developed by leading international fragrance houses. The special carton packaging for Vivel Di Wills has been developed internally by ITC's Packaging & Printing business. Product values, fragrances and packaging have come together in Vivel Di Wills to provide the consumer a novel experience.


Vivel
Soaps

Superia

The Superia range of soaps and shampoos has been launched to cater to the large popular market in the personal care category. The products under the Superia brand are made from scientifically developed formulations enriched with natural ingredients that have traditionally been known to be good for the skin and hair.

The range offers consumers access to some of the best-in-class products in vibrant attractive packaging.


Superia
NATURAL GLOW
Superia
SHAMPOO
WITH TRIPLE CONDITIONERS
Superia
SHAMPOO
WITH TRIPLE CONDITIONERS
Superia
FRAGRANT FLOWER
Superia
HEALTHY GLOW
Superia
Superia
Superia
SOFT SANDAL



Produced To Perfection



ITC's state-of-the-art manufacturing facility at Haridwar meets stringent requirements of hygiene and benchmarked manufacturing practices. Contemporary technology and the latest manufacturing processes have combined to produce distinctly superior products which rank high on quality and consumer appeal.

Process automation and robust quality systems, backed by highly skilled personnel who operate a laboratory of international standards, ensure high and consistent quality of both input materials and finished products.

Well defined and targeted training inputs in the areas of technology, quality systems and manufacturing processes have developed a competent team that delivers to exacting consumer expectations.



Riding On ITC's Strengths


INIZIO FEMME
free
fiama

ITC's multiple proven competencies have been leveraged to provide a competitive edge to the Personal Care business. ITC's packaging expertise has been exploited to create unique packaging solutions across product categories. The depth and width of ITC's Distribution infrastructure have secured a strong presence for the Personal Care brands in chosen markets. ITC's e-Choupal network is progressively providing rural reach for the popular range.



The two premium brands, Essenza Di Wills and Fiama Di Wills, are retailed at Wills Lifestyle stores, leveraging their premium imagery and salience. Similarly, Vivel Di Wills & Vivel are retailed at John Players stores. The high-end brands are also showcased across rooms, salons and spas in ITC-Welcomgroup's Luxury Collection hotels, which host some of the world's most discerning guests. Apart from increasing visibility and strengthening brand values, these associations induce valuable trial purchase among elite consumers.


DI WILLS

Fiama Di Wills In Fashion

Fiama Di Wills has significantly enhanced its brand salience in the lifestyle space by co-sponsoring the Wills Lifestyle India Fashion Week, the country's most premier fashion event. As part of the Wills Lifestyle India Fashion Week Autumn-Winter Collection 2008, Fiama Di Wills presented a fashion line titled 'Lost in an urban maze', specially created by Rahul Khanna and Rohit Gandhi, two of India's leading designers.

At the same event, Salon Di Wills, an exclusive luxury lounge, offered the fashion fraternity an opportunity to experience the rich Fiama Di Wills product range.


fiama

The Science Of Beauty



Extensive insights gained by ITC through its numerous consumer engagements have provided the platform for its R&D and Product Development teams to develop superior, differentiated products that meet the consumer's stated and innate needs. The product formulations use internationally recognised safe ingredients, subjected to the highest standards of safety and performance.

ITC's R&D scientists have intricately designed a whole portfolio of products. Turning deep consumer understanding into unique proprietary technologies, the team has developed product offerings which bring a novel experience to consumers across market segments.


fiama


fiama
WILLS



Creating Distinct Benefits

As a key enabler, ITC's R&D has created products with distinct benefits and aesthetics - like shampoos, shower gels and soaps that are both mild and effective; the Hydro Restorative Complex and the Cuticle Restore technology in shampoos; and the Actipro-N complex with nourishing, protecting and hydrating ingredients deployed in soaps to offer superior skin benefits.

Differentiated aesthetics like suspended particles in shower gels and striations in soaps have also been developed by the R&D team.

Meticulously built scientific capabilities include formulation expertise and advanced measurement techniques for product benefit substantiation. These capabilities have enabled mapping product mildness on substrates such as skin and hair, objective evaluation of hair and skin properties and state-of-the-art fragrance profiling using human and instrumental olfactory techniques.

Engaging The Consumer


fiama
fiama
fiama
NATURE
&
fiama
NATURE
&
SCIENC



The entire media spectrum, namely television, radio, print and outdoor, is effectively leveraged to communicate the brand value propositions to consumers in an engaging and meaningful manner. Additionally, large-scale consumer engagement activities are undertaken in malls and colleges, offering free hair washes, product samples and interactive games. Footfall-intensive large format retail outlets are also used for extensive product sampling. These direct consumer engagement activities provide the consumers an interesting and dedicated forum to interact with ITC's brands.

Board of Directors

Chairman

Yogesh Chander Deveshwar

Executive Directors

Sahibzada Syed Habib-ur-Rehman
Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

Anil Baijal
John Patrick Daly
Ravinder Kumar Kaul
Serajul Haq Khan
Sunil Behari Mathur
Dinesh Kumar Mehrotra
Hugo Geoffrey Powell
Pillappakkam Bahukutumbi Ramanujam
Basudeb Sen
Ram S Tarneja
Balakrishnan Vijayaraghavan

Board Committees

Audit Committee

P B Ramanujam	Chairman
S B Mathur	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Invitee
S Basu (Head of Internal Audit)	Invitee
Representative of the Statutory Auditors	Invitee
B B Chatterjee	Secretary

Compensation Committee

B Sen	Chairman
J P Daly	Member
S B Mathur	Member
Ram S Tarneja	Member

Investor Services Committee

B Sen	Chairman
P B Ramanujam	Member
A Singh	Member
B B Chatterjee	Secretary

Nominations Committee

Y C Deveshwar	Chairman
A Baijal	Member
J P Daly	Member
R K Kaul	Member
S H Khan	Member
S B Mathur	Member
D K Mehrotra	Member
H G Powell	Member
P B Ramanujam	Member
B Sen	Member
Ram S Tarneja	Member
B Vijayaraghavan	Member

Corporate Management Committee

Directors

Y C Deveshwar	Chairman
S S H Rehman	Member
A Singh	Member
K Vaidyanath	Member

Executives

R G Jacob	Invitee
A Nayak	Invitee
R Srinivasan	Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary
Biswa Behari Chatterjee

General Counsel
Kannadiputhur Sundararaman Suresh

Investor Service Centre
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : isc@itc.in

Auditors
A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office
Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

Your Directors

Y. C. Deveshwar

Y. C. Deveshwar, an engineering graduate from the Indian Institute of Technology, Delhi joined ITC Limited in 1968. He was appointed a Director on the Board of the Company in 1984 and became the Chief Executive and Chairman of the Board on January 1, 1996. Between 1991 and 1994, he led Air India as Chairman and Managing Director.

Under his leadership, ITC's Sustainability efforts were given shape through unique business models. ITC became the first Indian company to publish its Sustainability Report, 2004 in accordance with the guidelines of the Global Reporting Initiative. For the efforts at creating sustainable livelihood opportunities, ITC also won the inaugural World Business Award instituted jointly by the United Nations Development Programme, International Chamber of Commerce and the HRH Prince of Wales International Business Leaders Forum. ITC's 'e-Choupal', a digital infrastructure initiative to empower marginal farmers in India, is taught as a case study at the Harvard Business School. This initiative won the Development Gateway Award at Beijing in September 2005 and the Stockholm Challenge Award in May 2006.

Deveshwar is the Past President of the Confederation of Indian Industry. He is also a member of the Board of Governors of the Indian School of Business and the former Chairman of the Society and Board of Governors of the Indian Institute of Management, Calcutta. He also serves on the National Executive Committees of some of India's premier trade and industry bodies.

Amongst several awards and recognitions during his distinguished career, Deveshwar has been honoured with the SAM/SPG Sustainability Leadership Award 2007 conferred at the International Sustainability Leadership Symposium, the Business Person of the Year Award 2006 by the UK Trade & Investment by His Royal Highness Prince Andrew, the Duke of York. In January 2006, he was inducted to the prestigious Hall of Pride at the Indian Science Congress. He was also named Manager Entrepreneur of the Year 2001 by Ernst & Young.

Other Directorships

Name of the Company	Position
Surya Nepal Private Limited*	Chairman & Director
HT Media Limited	Director
West Bengal Industrial Development Corporation Limited	Director

Committee Membership of other Companies: Nil

S. S. H. Rehman

S. S. H. Rehman was appointed a Director on the Board of ITC on November 21, 1997. He began his career with the Indian Army, moving over to the hospitality industry in 1975 and joining ITC in 1979. Since then Rehman has been General Manager of Welcomgroup's premier hotels across India as also its Regional Director, Vice President - Operations and President. Rehman was appointed Managing Director of the erstwhile ITC Hotels Limited in 1994 and continued in that position till July 2003. He is currently in charge of the Hotels, Travel & Tourism and Foods businesses of the Company.

Other Directorships

Name of the Company	Position
International Travel House Limited	Chairman & Director
Landbase India Limited	Chairman & Director
Fortune Park Hotels Limited	Chairman & Director
Gujarat Hotels Limited	Chairman & Director
Srinivasa Resorts Limited	Vice Chairman & Director
Maharaja Heritage Resorts Limited	Director
Tourism Finance Corporation of India Limited	Director
Mumbai International Convention & Exhibition Centre Limited	Director

Committee Membership of other Companies: Nil

Anup Singh

Anup Singh was appointed a Director on the Board of ITC on November 21, 1997. He joined ITC in 1968 after receiving a Bachelor's Degree in Electrical Engineering from IIT, Kharagpur. He was a key participant in the Company's major strategic initiative in the mid-seventies to implement the concept of 'Management by Objectives (MBO)'. Singh has had a long stint in ITC's Cigarette business, including heading it as the Chief Executive. He has also been the Chief Executive of the erstwhile Specialty Papers Division. He is currently in charge of the Cigarettes, Information Technology and Lifestyle Retailing businesses of the Company. His Directorships include that of the Tobacco Institute of India. He has been President of the Indian Chamber of Commerce. He is currently Senior Vice President of The Bengal Chamber of Commerce and Industry.

Other Directorships

Name of the Company	Position
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited, U.K.*	Chairman & Director
ITC Infotech (USA), Inc.*	Chairman & Director
Asia Tobacco Company Limited	Chairman & Director
Surya Nepal Private Limited*	Director

Committee Membership of other Companies: Nil

K. Vaidyanath

K. Vaidyanath was inducted into the ITC Board on January 17, 2001. He holds responsibility for the Company's Finance, IT and Corporate Communications functions, its investment subsidiary and Agri Business. Before his elevation to the Board, he was the Company's Chief Financial Officer.

An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 32 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and Agri Businesses. He has also been Head of Corporate Planning & Treasury, as well as Internal Audit.

Vaidyanath is a Committee member of The Bengal Chamber of Commerce and Industry. He was adjudged one of the best CFOs in the country in a survey conducted by Business Today magazine in 2005.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Infotech India Limited	Director
Classic Infrastructure & Development Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman
ITC Infotech India Limited	Audit Committee	Member

Anil Baijal

Anil Baijal joined the ITC Board as a representative of the Specified Undertaking of the Unit Trust of India on July 27, 2007. Baijal started off in the Indian Administrative Service in 1969 from the Union Territories Cadre and superannuated in October 2006 as Secretary, Ministry of Urban Development, Government of India. He piloted the flagship programme of the Jawaharlal Nehru Urban Renewal Mission for improving infrastructure and basic services in the urban areas of the country.

In his long career spanning over 37 years, he has held several eminent positions including that of Chairman and Managing Director of Indian Airlines, Chief Executive of Prasar Bharti Corporation, Union Home Secretary, Additional Secretary, Ministry of Information & Broadcasting and Joint Secretary in the Ministry of Civil Aviation, Government of India.

He was posted as the Counsellor in-charge of the Indian Aid Programme in Nepal, Embassy of India, Kathmandu. He also had a brief stint as Vice Chairman of Delhi Development Authority.

Other Directorships

Name of the Company	Position
Bangalore Metro Rail Corporation Limited	Director

Committee Membership of other Companies: Nil

J. P. Daly

J. P. Daly joined the ITC Board as a representative of BAT on January 21, 2005. His academic qualifications include a Master of Business Administration from the University College Dublin and a Diploma in Marketing from the Institute of Marketing, UK. Daly was appointed Director - Asia Pacific, BAT in October 2004. He has occupied senior positions for nearly 20 years in the tobacco and pharmaceutical industries. Prior to the merger of British American Tobacco and Rothmans International in 1999, Daly was the Strategic Planning Director - EU in Rothmans Europe and the Managing Director - Japan and Korea in Rothmans Asia. After the completion of the merger, he was appointed Regional Manager - Middle East, South & Central Asia and then as Area Director - Middle East.

Other Directorships

Name of the Company	Position
British-American Tobacco Middle East FZ-LLC*	Director
British American Tobacco (Australasia Holdings) Pty. Limited*	Director

Committee Membership of other Companies: Nil

Your Directors

R. K. Kaul

R. K. Kaul joined the ITC Board on August 7, 2007 as a representative of the General Insurers' (Public Sector) Association of India. Kaul commenced his career as an Officer with the General Insurance Corporation of India in 1977. After a year, he was assigned to the National Insurance Company Limited (NICL), where he handled several responsibilities.

In 1993, Kaul was seconded to Kenindia Assurance Company Limited, Nairobi as Deputy General Manager, Operations. He returned to NICL in 1999 as Manager of Delhi Regional Office II. From 2000 to 2002, he was in charge of operations of NICL in Gujarat. In 2002, he became the Assistant General Manager for Delhi Regional Office I. In 2006, he took over as General Manager, NICL, Kolkata. He does not hold directorship or committee membership of any other company.

S. H. Khan

S. H. Khan joined the ITC Board as a Non-Executive Independent Director on October 30, 2006. Khan is the former Chairman and Managing Director of Industrial Development Bank of India (IDBI). He holds a Master's Degree in Commerce and is a university Gold Medalist. He is an alumnus of International Management Development Institute, Lausanne.

He started his professional career with RBI and after serving it for a few years moved over to IDBI in 1966. He served IDBI in various capacities for over three decades and retired as its Chairman and Managing Director in 1998. During his tenure as Chairman, IDBI made impressive growth in its operations and profits. He was instrumental in expanding its activities to several new areas like commercial banking, asset management and stock broking. He played an important role in the promotion of two premier capital market institutions viz., NSE and NSDL and guided their operations for 5 years as their first Chairman. He was also involved in the promotion of the rating agency, CARE and served as its Chairman for 10 years.

Khan in his capacity as IDBI Chairman has served on the Boards of a number of important institutions such as UTI, LIC, GIC, IFCI, Exim Bank, Deposit Insurance Corporation, Indian Airlines and Air India. Currently he serves as an Independent Director on the Boards of several companies. He is also a member of the Governing Board of Indian Institute of Management, Indore.

Other Directorships

Name of the Company	Position
Bajaj Auto Limited	Director
Infrastructure Development Finance Company Limited	Director
Great Eastern Energy Corporation Limited	Director
Bajaj Allianz Life Insurance Company Limited	Director
Bajaj Holdings & Investment Limited	Director
Bajaj Finserv Limited	Director
Apollo Health Street Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Infrastructure Development Finance Company Limited	Audit Committee	Chairman
	Investors' Grievance Committee	Chairman
Bajaj Auto Limited	Audit Committee	Chairman
	Shareholders' / Investors' Grievance Committee	Member
Apollo Health Street Limited	Audit Committee	Chairman
Bajaj Finserv Limited	Shareholders' / Investors' Grievance Committee	Chairman
	Audit Committee	Member
Bajaj Holdings & Investment Limited	Audit Committee	Member
	Shareholders' / Investors' Grievance Committee	Member
Great Eastern Energy Corporation Limited	Audit Committee	Member

S. B. Mathur

S. B. Mathur has been on the ITC Board since July 29, 2005, first as a representative of the Life Insurance Corporation of India (LIC) and then in his individual capacity as a Non-Executive Independent Director.

A qualified Chartered Accountant, Mathur retired from LIC in October 2004 as its Chairman. Subsequently, the Government of India appointed him the Administrator of the Specified Undertaking of the Unit Trust of India in December 2004, up to December 2007.

Mathur took over as Chairman of LIC at a time when the insurance sector had just opened up. Under his leadership, LIC successfully rose to the challenges of a competitive environment by enhancing product offerings.

He joined LIC in 1967 as a Direct Recruit Officer and rose to the rank of Chairman. He held various positions in LIC including Senior Divisional Manager of Gwalior Division, Chief of Corporate Planning, General Manager of LIC (International) E.C., Zonal Manager in charge of Western Zone and Executive Director.

Other Directorships

Name of the Company	Position
National Stock Exchange of India Limited	Non-Executive Chairman
Subhiksha Trading Services Limited	Chairman & Director
IDFC Trustee Company Limited	Chairman & Director
Orbis Financial Corporation Limited	Chairman & Director
National Collateral Management Services Limited	Director
EID Parry (India) Limited	Director
Havell's India Limited	Director
DCM Shriram Industries Limited	Director
Infrastructure Leasing & Financial Services Limited	Director
Indian Railway Catering and Tourism Corporation Limited	Director
Housing Development & Infrastructure India Limited	Director
Universal Sompo General Insurance Co. Limited	Director
The Bank of Rajasthan Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Havell's India Limited	Audit Committee	Chairman
Indian Railway Catering and Tourism Corporation Limited	Audit Committee	Chairman
Universal Sompo General Insurance Co. Limited	Audit Committee	Chairman
The Bank of Rajasthan Limited	Audit Committee	Chairman
Subhiksha Trading Services Limited	Audit Committee	Member

D. K. Mehrotra

D. K. Mehrotra has been on the ITC Board since May 26, 2006, first as a representative of the Specified Undertaking of the Unit Trust of India (SUUTI) and then as a representative of the Life Insurance Corporation of India (LIC). He is currently the Managing Director of LIC. He joined LIC as a Direct Recruit Officer in 1977.

Born in 1953, Mehrotra is an Honours Graduate in Science from the Patna University. In an illustrious career spanning 29 years, Mehrotra has held various important positions spanning three Zones and the Corporate Office of LIC. He was Executive Director (International Operations) before being appointed Managing Director.

Mehrotra has attended several important knowledge forums in India and abroad. He is associated with the apex training institutes of insurance in India, like the National Insurance Academy and the Insurance Institute of India. He is also a member of the Supervisory Board of India Advantage Funds I & II of the ICICI Venture Funds Management Company Limited.

Other Directorships

Name of the Company	Position
LIC (International) B.S.C.(C)*	Deputy Chairman & Director
ACC Limited	Director
Infrastructure Leasing & Financial Services Limited	Director

Committee Membership of other Companies: Nil

H. G. Powell

H. G. Powell joined the ITC Board as a representative of BAT on May 7, 2008. Powell's career, spanning almost 40 years, began in 1963 when he joined Unilever in its Management Development Scheme. He trained with Lever Brothers for 5 years in the Marketing and Sales functions.

In 1968, he joined Warner-Lambert Inc. as Brand Manager and became General Manager, Consumer Products, in 1975. A year later, he moved over to Standard Brands in Canada and assumed charge as President of Lowney's Confectionery. Two years later, Powell joined Jacobs Suchard as President of Nabob Foods. He later shifted to Germany to head Jacobs Suchard's coffee and chocolate unit.

In 1984, he joined John Labatt Limited in Canada, and was President of a number of its businesses, including McGavin's Bakeries, Everfresh Juice Company in Chicago, Ontario Breweries and Labatt Brewing Company.
In 1995, he took over as Chief Executive Officer of

Interbrew Americas and then of Interbrew SA in 1999. Powell retired from Interbrew SA in 2002.

Other Directorships

Name of the Company	Position
Reynolds American Inc.*	Director

Committee Membership of other Companies: Nil

P. B. Ramanujam

P. B. Ramanujam has been on the Board of ITC since October 30, 1998, first as a representative of the General Insurance Corporation of India (GIC) and its erstwhile subsidiaries and then in his individual capacity as a Non-Executive Independent Director. A qualified Chartered Accountant, Ramanujam has held several responsibilities in GIC covering finance, accounts / investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited and the Managing Director of GIC till July 31, 2004.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He is a guest faculty at the Institute of Financial & Management Research, Chennai in the area of risk management & insurance. He was also the Chairman of the committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the area of finance. He has also been a member of two other IRA committees on technical issues and investment matters, and Insurance Regulatory Information System. He was a member of FICCI's Reinsurance Sub-Committee as also of the Insurance Tariff Advisory Committee of Insurance Regulatory and Development Authority (IRDA). He is currently a member of the Advisory Committee on finance of Insurance Regulatory Authority of India and a member of the Educational Advisory Council of the School of Management, SRM University, Tamil Nadu. He does not hold directorship or committee membership of any other company.

Basudeb Sen

Basudeb Sen has been on the Board of ITC since March 23,1995, first as a nominee and then as a representative of the Unit Trust of India (UTI), and from July 28, 2000 in his individual capacity as a Non-Executive Independent Director. Sen has over 32 years of management experience in different areas of commercial banking, coal mining, development banking and investment management. He is an M.A. in Economics from the University of Calcutta and a Ph.D. from Indian Statistical Institute, besides being an alumnus of the Harvard Business School.

Sen is on the Academic Advisory Committee of the Calcutta Business School as also on its faculty of Economics, Banking and Finance. He has contributed several articles in academic / professional journals and financial papers on a wide range of issues related to management, economics, banking, financial markets and energy.

He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited and Executive Director of UTI. He has managed critical business responsibilities in various areas including strategic planning, risk management system, investment portfolio management and fund marketing & credit / project appraisal.

Sen has served as Chairman and / or Member of various working groups / committees set up by SEBI, RBI, Indian financial institutions and industry associations on such issues as consortium lending, corporate governance, institutional disinvestment, overseas investment by mutual funds, money markets and corporate debt restructuring. He has also served on the Boards of several companies in sectors like infrastructure, engineering, petrochemicals, electronics and financial services.

Other Directorships

Name of the Company	Position
South Asian Petrochem Limited	Director
Srei Venture Capital Limited	Director
Gujarat NRE Coke Limited	Director
Sumedha Fiscal Services Limited	Director
Mahanagar Gas Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Mahanagar Gas Limited	Audit Committee	Chairman
Gujarat NRE Coke Limited	Audit Committee	Member
South Asian Petrochem Limited	Shareholders' Grievance Committee	Member
	Audit Committee	Member

Ram S. Tarneja

Ram S. Tarneja joined the ITC Board as a Non-Executive Independent Director on November 25, 1996. His present Chairmanships include, among others, that of Jolly Board Limited, Nissin ABC Logistics Private Limited and the Pan Asian Management & Rural Research Organisation.

Tarneja was Managing Director - Bennett, Coleman & Co. Limited until May 1991 and continues to be on the Board of that company. Tarneja is past President of Indian Merchants Chamber, All India Management Association,

Indian Newspaper Society, Indian Institute of Personnel Management, United News of India and others. He is currently on the Boards of National Bank for Agriculture and Rural Development and Engineering Projects (India) Limited (a public sector undertaking) as also a member of the Board of Trustees of the Employees Provident Fund Organisation.

Other Directorships

Name of the Company	Position
Jolly Board Limited	Chairman & Director
Transcorp International Limited	Director
Nesco Limited	Director
Otis Elevator Company (India) Limited	Director
Bharat Gears Limited	Director
Housing Development Finance Corporation Limited	Director
Phillips Carbon Black Limited	Director
Bennett, Coleman & Co. Limited	Director
Gati Limited	Director
Phoenix Township Limited	Director
SOWiL Limited	Director
GIVO Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Housing Development Finance Corporation Limited	Shareholders' / Investors' Grievance Committee	Chairman
Bennett, Coleman & Co. Limited	Audit Committee	Chairman
Transcorp International Limited	Audit Committee	Member
Nesco Limited	Audit Committee	Member
Otis Elevator Company (India) Limited	Audit Committee	Member
Bharat Gears Limited	Audit Committee	Member
Gati Limited	Audit Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan joined the ITC Board as a Non-Executive Independent Director on November 25, 1996. Vijayaraghavan was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition & Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member - Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President - Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director - State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner & Commissioner for Administrative Reforms, Tamil Nadu. During this period, he had also chaired various government committees concerning forests, wildlife, environment and reform of sales tax laws and administration.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History, Chairman, Madras Naturalists' Society, Member of the Committee for Economic Reforms, Jammu and Kashmir, Member of the Board of Trustees of the Indian Bank Mutual Fund and arbitrator for disputes between the public sector coal companies and the State Electricity Boards of Maharashtra, Gujarat, Madhya Pradesh and Chattisgarh. Vijayaraghavan is currently Chairman, Chennai Snake Park Trust.
He does not hold directorship or committee membership of any other company.

Notes:

1. *Other Directorships and Committee Memberships of Directors are as on 23rd May, 2008.*
2. *Other Directorships exclude Directorship in Indian Private Limited Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*
3. *Committee Memberships are in respect of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*

* *Denotes Foreign Company*

Report on Corporate Governance

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the frontrunners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth-generating capacity. Since large corporations employ a vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, social and environmental capital.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints, and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must empower the executive management of the Company. At the same time, Governance must create a mechanism of checks and balances to ensure that the decision-making powers vested in the executive management are used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From this definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these creates the right corporate culture that fulfils the true purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose, thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby helping actualise the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC

[ITC believes that large corporations which employ a vast quantum of societal resources should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations.]

believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

Strategic supervision	by the Board of Directors
Strategic management	by the Corporate Management Committee
Executive management	by the Divisional / Strategic Business Unit (SBU) Chief Executive assisted by the respective Divisional / SBU Management Committee.

The three-tier governance structure ensures that:

(a) Strategic supervision (on behalf of the shareholders), being free from involvement in the task of strategic management of the Company, can be conducted by the Board with objectivity, thereby sharpening accountability of management;

(b) Strategic management of the Company, uncluttered by the day-to-day tasks of executive management, remains focused and energised; and

(c) Executive management of a Division or Business, free from collective strategic responsibilities for ITC as a whole, focuses on enhancing the quality, efficiency and effectiveness of the business.

The core roles of the key entities flow from this structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structure, processes and practices of governance enable focus on the Corporate purpose while simultaneously facilitating effective management of the wider portfolio of businesses.

The Governance Document that sets out the structure, policies and practices of governance within the organisation is available on the Company's corporate website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board): The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. The Board sets strategic goals and seeks accountability for their fulfilment. The Board also provides direction and exercises appropriate control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board, as part and parcel of its functioning, also periodically reviews its role.

Corporate Management Committee (CMC): The primary role of the CMC is strategic management of the Company's businesses within Board approved direction / framework. The CMC operates under the strategic supervision and control of the Board.

Chairman: The Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over General Meetings of Shareholders.

Divisional Management Committee (DMC) / SBU Management Committee (SBU MC): The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director: The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness. As Directors accountable to the Board for a wholly owned subsidiary or its wholly owned subsidiary, they act as the custodians of ITC's interests and are responsible for their governance in accordance with the charter approved by the Board.

Non-Executive Director: Non-Executive Directors, including Independent Directors, play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct etc.

Divisional / SBU CEO: The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibility of strategic supervision of the Company as trustees of the Shareholders.

Composition

The ITC Board is a balanced Board, comprising Executive and Non-Executive Directors. The Non-Executive Directors include independent professionals. Executive Directors, including the Chairman, do not generally exceed one-third of the total strength of the Board.

The Governance Policy requires that the Non-Executive Directors be drawn from amongst eminent professionals with experience in business / finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. All Directors are liable to retire by rotation unless otherwise approved by the Shareholders. One-third of the Directors who are liable to retire by rotation, retire every year and are eligible for re-election. In terms of the Articles of Association of the Company, the strength of the Board shall not be fewer than five nor more than eighteen. The present strength of the Board is fifteen, of which four are Executive Directors.

The following is the composition of the Board as on 31st March, 2008:

Category	No. of Directors	Percentage to total no. of Directors
Executive Directors	4	27
Non-Executive Independent Directors	9	60
Other Non-Executive Directors	2	13
Total	**15**	**100**

Director	Category	No. of other Directorship(s) (*)	No. of Membership(s)/ Chairmanship(s) of Board Committees of other companies (**)
Executive Directors			
Y. C. Deveshwar	Chairman	3	Nil
S. S. H. Rehman		8	Nil
A. Singh		2	Nil
K. Vaidyanath		6	4 (including 3 as Chairman)
Non-Executive Directors			
S. H. Khan	Independent Director	7	10 (including 5 as Chairman)
S. B. Mathur	Independent Director	13	5 (including 4 as Chairman)
P. B. Ramanujam	Independent Director	Nil	Nil
B. Sen	Independent Director	5	4 (including 1 as Chairman)
Ram S. Tarneja	Independent Director	12	7 (including 2 as Chairman)
B. Vijayaraghavan	Independent Director	Nil	Nil
A. Baijal #	Independent Director - Representative of Specified Undertaking of the Unit Trust of India as Investor	1	Nil
R. K. Kaul ^	Independent Director - Representative of General Insurers' (Public Sector) Association of India as Investor	Nil	Nil
D. K. Mehrotra	Independent Director - Representative of Life Insurance Corporation of India as Investor	2	Nil
J. P. Daly		Nil	Nil
C. R. Green @		Nil	Nil

* *Excludes Directorship in Indian Private Limited Companies & Foreign Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*

** *Represents Membership / Chairmanship of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*

Appointed a Director w.e.f. 27th July, 2007.

^ *Appointed a Director w.e.f. 7th August, 2007.*

@ *Ceased to be a Director w.e.f. close of business on 31st March, 2008.*

Note: H. G. Powell was appointed by the Board at its meeting held on 31st March, 2008, as a Non-Executive Director of the Company w.e.f. 7th May, 2008.

Meetings and Attendance

The Company's Governance Policy requires the Board to meet at least six times in a year. The intervening period between two Board meetings was well within the maximum gap of four months prescribed under Clause 49 of the Listing Agreement. The annual calendar of meetings is broadly determined at the beginning of each year.

Board Agenda

Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major agenda items are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are generally circulated seven working days prior to the Board meeting.

Information placed before the Board

Apart from the items that are required to be placed before the Board for its approval, both under the statutes and the Governance Policy, the following are also tabled for the Board's periodic review / information:

- Quarterly performance against plan, including business-wise financials in respect of revenue, profits, cash flow, balance sheet, investments and capex.
- Half-Yearly summary of all long-term borrowings made, bank guarantees issued and investments made.
- Treasury Policy, both domestic & forex, as and when changes take place.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of safety, security and legal compliance.
- Status of business risk exposures, its management and related action plans.
- Company's management development processes and succession of senior management (through the Nominations Committee).
- Show Cause, demand, prosecution and adjudication notices, if any, from revenue authorities which are considered materially important, including any exposure that exceeds 1% of the Company's net worth, and their outcome.
- Default, if any, in payment of dues to any major creditor.
- Product liability claims of a substantial nature, if any.
- Information on strikes, lockouts, retrenchment, fatal accidents etc., if any.
- Significant court judgement or order passing strictures, if any, on the conduct of the Company or a subsidiary of the Company or any employee, which could negatively impact the Company's image.
- Terms of reference of Board Committees.
- Policy on Shareholder Disclosures.
- Incident of theft / fraud / dishonesty of a significant nature, if any.
- Write-offs / disposals (fixed assets, inventories, receivables, advances etc.) on a half-yearly basis.

Post-meeting follow-up system

The Governance processes in the Company include an effective post-meeting follow-up, review and reporting process for action taken / pending on decisions of the Board, the Board Committees, the Corporate Management Committee and the Divisional / SBU Management Committees.

Details of Board Meetings during the financial year

During the financial year ended 31st March, 2008, seven meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	4th April, 2007	13	9
2	25th May, 2007	13	13
3	27th July, 2007	13	13
4	27th July, 2007	13	13
5	26th October, 2007	15	13
6	18th January, 2008	15	13
7	31st March, 2008	15	13

[The cornerstones of ITC's governance philosophy are trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship.]

Attendance at Board Meetings and at Annual General Meeting (AGM) during the financial year

Director	No. of Board meetings attended	Attendance at last AGM
Y. C. Deveshwar	7	Yes
S. S. H. Rehman	7	Yes
A. Singh	7	Yes
K. Vaidyanath	6	Yes
A. Baijal *	2	NA
J. P. Daly	5	Yes
C. R. Green	7	Yes
R. K. Kaul **	2	NA
S. H. Khan	6	Yes
S. B. Mathur	7	Yes
D. K. Mehrotra	5	Yes
P. B. Ramanujam	7	Yes
B. Sen	6	Yes
Ram S. Tarneja	6	Yes
B. Vijayaraghavan	7	Yes

* *Appointed a Director w.e.f. 27th July, 2007.*

** *Appointed a Director w.e.f. 7th August, 2007.*

COMMITTEES OF THE BOARD

Currently, there are four Board Committees – the Audit Committee, the Compensation Committee, the Investor Services Committee and the Nominations Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are generally placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below.

I. AUDIT COMMITTEE

The Audit Committee of the Board, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas;
- safeguarding of assets and adequacy of provisions for all liabilities;
- reliability of financial and other management information and adequacy of disclosures;
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focusing primarily on:

- Any changes in accounting policies and practices
- Major accounting entries based on exercise of judgement by management
- Qualifications in draft audit report
- Significant adjustments arising out of audit
- The going concern assumption
- Compliance with Accounting Standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Related party transactions;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit and discussion with internal auditors on any significant findings and follow-up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under the Listing Agreement, Companies Act and other statutes, as amended from time to time.

Composition

The Audit Committee presently comprises three Non-Executive Directors, all of whom are Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Invitees to the Audit Committee. The Head of Internal Audit is the Co-ordinator and the Company Secretary is the Secretary to the Committee. The representative of the Cost Auditors is invited to meetings of the Audit Committee whenever matters relating to cost audit are considered. All members of the Committee are financially literate; two members, including the Chairman of the Committee, have accounting and financial management expertise.

The names of the members of the Audit Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Audit Committee Meetings during the financial year

During the financial year ended 31st March, 2008, eight meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	16th May, 2007	3	3
2	25th May, 2007	3	3
3	21st June, 2007	3	3
4	27th July, 2007	3	3
5	3rd September, 2007	3	3
6	26th October, 2007	3	3
7	3rd December, 2007	3	3
8	18th January, 2008	3	3

Attendance at Audit Committee Meetings during the financial year

Director	No. of meetings attended
P. B. Ramanujam	8
S. B. Mathur	8
B. Vijayaraghavan	8

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Board, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Scheme of the Company.

[Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships.]

Composition

The Compensation Committee presently comprises four Non-Executive Directors, three of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Compensation Committee Meetings during the financial year

During the financial year ended 31st March, 2008, four meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	24th & 25th May, 2007	5	5
2	27th July, 2007	5	5
3	25th & 26th October, 2007	5	5
4	17th January, 2008	5	4

Attendance at Compensation Committee Meetings during the financial year

Director	No. of meetings attended
B. Sen	4
J. P. Daly	3
C. R. Green *	4
S. B. Mathur	4
Ram S. Tarneja	4

** Ceased to be a Member w.e.f. close of business on 31st March, 2008.*

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. The Chairman and Executive Directors are entitled to Performance Bonus for each financial year up to a maximum of 200% and 150% of their consolidated salary, respectively, subject to the approval of the Shareholders, and as may be determined by the Board on the recommendation of the Compensation Committee.

Non-Executive Directors were entitled to remuneration by way of commission for each financial year, up to a maximum of Rs. 4,00,000/- individually, as approved by the Shareholders. Non-Executive Directors' commission is determined by the Board based, inter alia, on the Company's performance and regulatory provisions. Such commission is payable on a uniform basis to reinforce the principle of collective responsibility. Non-Executive Directors are also entitled to sitting fees for attending meetings of the Board and Committees thereof, the limits for which have been approved by the Shareholders. The sitting fees, as determined by the Board, are presently Rs. 20,000/- for attending each meeting of the Board, Audit Committee, Compensation Committee and Nominations Committee and Rs. 5,000/- for each meeting of the Investor Services Committee. Non-Executive Directors are also entitled to coverage under Personal Accident Insurance.

[Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.]

Details of Remuneration paid to the Directors during the financial year ended 31st March, 2008

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other Benefits	Performance Bonus / Commission	Sitting Fees	Total
Y. C. Deveshwar	240.00	36.03	204.00	-	480.03
S. S. H. Rehman	108.00	30.91	80.33	-	219.24
A. Singh	108.00	20.16	80.33	-	208.49
K. Vaidyanath	93.00	15.67	67.58	-	176.25
A. Baijal #	-	-	NA	0.35	0.35
J. P. Daly	-	-	4.00*	-@	4.00
C. R. Green	-	-	4.00*	-@	4.00
R. K. Kaul ^	-	-	NA	0.35*	0.35
S. H. Khan	-	-	1.68	1.00	2.68
S. B. Mathur	-	-	4.00*	2.25	6.25
D. K. Mehrotra	-	-	3.40*	0.80*	4.20
P. B. Ramanujam	-	-	4.00*	2.95	6.95
B. Sen	-	-	4.00	2.25	6.25
Ram S. Tarneja	-	-	4.00	1.20	5.20
B. Vijayaraghavan	-	-	4.00	2.05	6.05

@ Waived entitlement to sitting fees.

** Paid to the Institution / Company the Director represented.*

 # Appointed a Director w.e.f. 27th July, 2007.

^ Appointed a Director w.e.f. 7th August, 2007.

Note: Disclosure with respect to Non-Executive Directors - Pecuniary relationship: None.

Employee Stock Option Scheme

The Company granted 55,77,343 Options during the financial year to the eligible employees of the Company and some of its subsidiary companies.

Each Option entitles the holder thereof to apply for and be allotted ten Ordinary Shares of the Company of Re.1/- each upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of such vesting.

Exercise of Options is permitted during the period from the 1st to the 10th day of each month, except from April to August during which period exercise is permitted from 21st June to 10th August.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options	:	30% vests
On completion of 24 months from the date of grant of the Options	:	30% vests
On completion of 36 months from the date of grant of the Options	:	40% vests

Shares and Options of Directors

Director	No. of Ordinary Shares of Re.1/- each held (singly / jointly) as on 31st March, 2008	No. of Options granted during the financial year
Y. C. Deveshwar	11,62,575	1,35,000
S. S. H. Rehman	16,455	67,500
A. Singh	1,98,600	67,500
K. Vaidyanath	3,51,250	67,500
A. Baijal	Nil	NA
J. P. Daly	Nil	Nil
C. R. Green	Nil	Nil
R. K. Kaul	Nil	NA
S. H. Khan	Nil	9,000
S. B. Mathur	500	Nil
D. K. Mehrotra	Nil	Nil
P. B. Ramanujam	Nil	Nil
B. Sen	2,47,210	9,000
Ram S. Tarneja	5,61,840	9,000
B. Vijayaraghavan	66,300	9,000

Note: The Options were granted at the 'market price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

Service Contracts, Severance Fee and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which cover the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Board, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates etc.

Composition

The Investor Services Committee presently comprises three Directors, two of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Investor Services Committee Meetings during the financial year

During the financial year ended 31st March, 2008, twenty-nine meetings of the Investor Services Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	4th April, 2007	3	2
2	16th April, 2007	3	2
3	30th April, 2007	3	2
4	16th May, 2007	3	2
5	25th May, 2007	3	3
6	4th June, 2007	3	2
7	21st June, 2007	3	2
8	2nd July, 2007	3	2
9	26th July, 2007	3	3
10	6th August, 2007	3	2
11	20th August, 2007	3	2
12	3rd September, 2007	3	2
13	18th September, 2007	3	3
14	26th September, 2007	3	2
15	10th October, 2007	3	2
16	17th October, 2007	3	3
17	26th October, 2007	3	3
18	13th November, 2007	3	2
19	19th November, 2007	3	2
20	3rd December, 2007	3	3
21	14th December, 2007	3	2
22	2nd January, 2008	3	2
23	14th January, 2008	3	2
24	18th January, 2008	3	3
25	31st January, 2008	3	2
26	18th February, 2008	3	2
27	25th February, 2008	3	2
28	10th March, 2008	3	2
29	24th March, 2008	3	2

Attendance at Investor Services Committee Meetings during the financial year

Director	No. of meetings attended
B. Sen	21
P. B. Ramanujam	18
A. Singh	26

IV. NOMINATIONS COMMITTEE

The primary role of the Nominations Committee of the Board is to make recommendations on Executive Directors' appointment to the Board, appointment to the Corporate Management Committee and the seniormost level of executive management below the Executive Directors.

Composition

The Nominations Committee comprises the Chairman and all the Non-Executive Directors of the Company. The

Chairman of the Company is the Chairman of the Committee.

The names of the members of the Nominations Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

There was no occasion for the Nominations Committee to meet during the financial year ended 31st March, 2008.

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee presently comprises all the Executive Directors and three senior members of management. The Chairman of the Company is the Chairman of the Committee. The composition of the Corporate Management Committee is determined by the Board based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

The meetings of the Corporate Management Committee are convened and chaired by the Chairman of the Company. Minutes of Corporate Management Committee meetings are placed before the Board for its information. Moreover, matters requiring the Board's attention / approval are placed in the form of notes from the relevant Executive Director / Corporate Management Committee Member / Invitee, backed by comprehensive background information, alongwith Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings during the financial year

During the financial year ended 31st March, 2008, thirty-five meetings of the Corporate Management Committee were held, as follows:

Sl. No.	Date	Committee Strength (including Invitees)	No. of Members & Invitees present
1	20th April, 2007	8	8
2	18th & 21st May, 2007	8	8
3	4th July, 2007	7	7
4	30th July, 2007	7	4
5	9th & 10th August, 2007	7	7
6	5th September, 2007	7	7
7	1st October, 2007	7	7
8	17th & 18th October, 2007	7	7
9	2nd November, 2007	7	5
10	7th December, 2007	7	7
11	7th January, 2008	7	7
12	4th February, 2008	7	6
13	5th February, 2008	7	7
14	5th February, 2008	7	7
15	6th February, 2008	7	7
16	7th February, 2008	7	7
17	8th February, 2008	7	7
18	8th February, 2008	7	7
19	11th March, 2008	7	7
20	11th & 12th March, 2008	7	7
21	12th March, 2008	7	7
22	13th March, 2008	7	6
23	13th March, 2008	7	6
24	14th March, 2008	7	6
25	14th March, 2008	7	6
26	16th March, 2008	7	7
27	19th March, 2008	7	7
28	19th March, 2008	7	7
29	19th March, 2008	7	7
30	20th March, 2008	7	7
31	20th March, 2008	7	7
32	20th March, 2008	7	7
33	27th March, 2008	7	7
34	27th March, 2008	7	7
35	27th March, 2008	7	7

Attendance at Corporate Management Committee Meetings during the financial year

Member / Invitee	No. of meetings attended
Y. C. Deveshwar	31
S. S. H. Rehman	35
A. Singh	34
K. Vaidyanath	34
K. S. Vaidyanathan *	2
R. G. Jacob	34
A. Nayak	34
R. Srinivasan	33

** Ceased to be a Member w.e.f. 4th June, 2007 consequent upon retirement from the services of the Company.*

DISCLOSURES

- Materially significant related party transactions which may have potential conflict with the interests of the Company at large:

  None; confirmation was placed before the Audit Committee and the Board that all related party transactions during the financial year ended 31st March, 2008 were in the ordinary course of business and on arm's length basis.

- Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years:

  None

- Material non-listed subsidiary companies as defined in Clause 49 of the Listing Agreement with Stock Exchanges:

  None

- Inter-se relationships between Directors of the Company:

  None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end -

- The quarterly results of the Company were announced within a month of completion of the quarter. Audited annual results alongwith the results for the fourth quarter were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Times of India' and 'Aajkal' from Kolkata, and on an all India basis in major newspapers. All these results, including the entire Report and Accounts, were posted on the Electronic Data Information Filing And Retrieval System (EDIFAR) website (www.sebiedifar.nic.in) / the Corporate Filing and Dissemination System (CFDS) website (www.corpfiling.co.in). As in the past, the Company will publish its quarterly, half-yearly and annual financial results in newspapers on an all India basis and will also post the same on the CFDS website.

- Information relating to shareholding pattern, compliance with corporate governance norms etc. is also posted on the EDIFAR / CFDS website.

- The Company's corporate website www.itcportal.com provides comprehensive information on ITC's portfolio of businesses, including sustainability initiatives comprising CSR activities and EHS performance. The website has entire sections dedicated to ITC's profile, history and evolution, its core values, corporate governance and leadership. An exclusive section on 'Shareholder Value' serves to inform and service Shareholders, enabling them to access information at their convenience. The entire Report and Accounts as well as quarterly and half-yearly financial results are available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to investors.
  The 'Newsroom' section includes all major press releases from the Company and relevant press clippings. Clarifications as and when provided to institutional investors and analysts, including presentations made to them, are also posted on the Company's website.

- The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE OF CONDUCT

The ITC Code of Conduct, as adopted by the Board of Directors, is applicable to Directors, senior management and employees of the Company. The Code is derived from three interlinked fundamental principles, viz. good corporate governance, good corporate citizenship and exemplary personal conduct. The Code covers ITC's commitment to sustainable development, concern for occupational health, safety and environment, a gender friendly workplace, transparency and auditability, legal compliance, and the philosophy of leading by personal example. The Code is available on the Company's corporate website.

Declaration as required under Clause 49 of the Listing Agreement

All Directors and senior management of the Company have affirmed compliance with The ITC Code of Conduct for the financial year ended 31st March, 2008.

Kolkata, 23rd May, 2008

Y. C. Deveshwar
Chairman

ITC CODE OF CONDUCT FOR PREVENTION OF INSIDER TRADING

ITC has a Code of Conduct for Prevention of Insider Trading ('ITC Code') in the shares and securities of the Company. The ITC Code, inter alia, prohibits purchase / sale of shares of the Company by employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's corporate website.

NON - MANDATORY REQUIREMENTS UNDER CLAUSE 49 OF THE LISTING AGREEMENT

The status of compliance with the non-mandatory requirements of Clause 49 of the Listing Agreement is provided below:

1. **Non-Executive Chairman's Office:** The Chairman of the Company is the Executive Chairman and hence this provision is not applicable.

2. **Tenure of Independent Directors:** In terms of the Governance Policy of the Company, all Directors, including Independent Directors, are appointed / re-appointed for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time.
   No maximum tenure for Independent Directors has been specifically determined by the Board.

3. **Remuneration Committee:** The Company has a Remuneration Committee under the nomenclature 'Compensation Committee', the details of which are provided in this Report under the section 'Committees of the Board - Remuneration Committee'.

4. **Shareholder Rights:** The quarterly, half-yearly and annual financial results of the Company are published in newspapers on an all India basis and are also posted on the Company's corporate website. Significant events are also posted on this website under the 'Newsroom' section. The complete Annual Report is sent to every Shareholder of the Company.

5. **Audit Qualifications:** It is always the Company's endeavour to present unqualified financial statements. There are no audit qualifications in the Company's financial statements for the year ended 31st March, 2008.

6. **Training of Board members:** The Governance Policy casts on the Board of Directors the responsibility of strategic supervision of the Company. Towards this, the Governance Policy, inter alia, requires the Board to undertake periodic review of various matters including business-wise performance and related matters, risk management, borrowings, internal & external audit findings etc., as detailed in this Report under the section 'Board of Directors'. In order to enable the Non-Executive Directors to fulfil the Governance ordained role, comprehensive presentations are made on the working of the various businesses of the Company. Directors are fully briefed on all business related matters, risk assessment & minimisation procedures, and new initiatives proposed by the Company. Directors are also briefed on changes / developments in the domestic / global corporate and industry scenario including those pertaining to statutes / legislation and economic environment.

7. **Mechanism for evaluation of Non-Executive Directors:** The role of the Board of Directors is to provide direction and exercise control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board has so far evaluated Non-Executive Directors collectively to reinforce the principle of collective responsibility.

8. **Whistle-Blower Policy:** The Company encourages an open door policy where employees have access to the Head of the Business / Function. In terms of The ITC Code of Conduct, any instance of non-adherence to the Code / any other observed unethical behaviour is to be brought to the attention of the immediate reporting authority, who is required to report the same to the Head of Corporate Human Resources.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors' Certificate, as stipulated in Clause 49 of the Listing Agreement with Stock Exchanges, that the Company has complied with the conditions of Corporate Governance is annexed to the Report of the Directors & Management Discussion and Analysis.

This Certificate will be forwarded to the Stock Exchanges alongwith the Annual Report of the Company.

Shareholder Information

AGM Details

Date	Wednesday, 30th July, 2008
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Friday, 18th July, 2008 to Wednesday, 30th July, 2008 (both days inclusive)
Dividend Payment Date	Thursday, 31st July, 2008

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company (ISC), accredited with ISO 9001: 2000 certification for its investor servicing, provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfers are generally completed within five working days from the date of receipt of request. There were no share transfers pending as on 31st March, 2008. The Committee met forty-nine times during the financial year.

The Committee comprised the following:

K. Vaidyanath, Executive Director	- Chairman
B.B. Chatterjee, Company Secretary	- Member
K.S. Suresh, General Counsel	- Member

A. Bose, Assistant Secretary and Head of ISC, is the Secretary to the Committee and is also the Compliance Officer under the Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Shareholder / Investor Complaints

The Company attended to Shareholder / Investor complaints and other correspondence generally within a period of five working days except where constrained by disputes or legal impediments. There are some pending cases relating to disputes over title to Shares in which the Company has been made a party. These cases however are not material in nature.

The Company received 5 share related complaints during the financial year ended 31st March, 2008, which translate to 0.001% of the total number of Shareholders of the Company. The said complaints have been resolved.

Nature of Complaints	Nos.	%
Non-receipt of Dividend	1	20
Non-receipt of Share Certificates	1	20
Transmission of Shares	1	20
Issue of Duplicate Share Certificates	1	20
Others	1	20
Total	**5**	**100**

The e-mail ID earmarked for investor complaints : isc@itc.in

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be traded in the dematerialised form and are available for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE154A01025. The annual custody fee for the financial year 2008-09 has been paid to NSDL and CDSL, the Depositories.

During the year, 1,14,54,152 Shares of the Company, covered in 4,337 requests and constituting 0.3% of the issued and subscribed Share Capital of the Company, were dematerialised. As on 31st March, 2008, 2,42,85,40,199 Shares of the Company constituting 64.44% of the issued and subscribed Share Capital stand dematerialised. The processing activities with respect to requests received for dematerialisation are generally completed within one working day.

The Company's Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges and consistently rank among the top frequently traded shares, both in terms of number of shares traded as well as in terms of value.

Distribution of Shareholding as on 31st March, 2008

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 5000	45,872	3,26,763	3,72,635	94.69	4,83,68,296	1.28	13,37,28,394	3.55	18,20,96,690	4.83
5001 - 10000	3,293	7,863	11,156	2.84	2,41,00,225	0.64	5,71,15,051	1.52	8,12,15,276	2.16
10001 - 20000	1,332	4,000	5,332	1.36	1,83,79,630	0.49	5,59,06,334	1.48	7,42,85,964	1.97
20001 - 30000	512	1,430	1,942	0.49	1,25,25,425	0.33	3,52,03,798	0.93	4,77,29,223	1.26
30001 - 40000	163	540	703	0.18	56,55,425	0.15	1,87,23,622	0.50	2,43,79,047	0.65
40001 - 50000	101	344	445	0.11	45,20,730	0.12	1,55,42,596	0.41	2,00,63,326	0.53
50001 - 100000	98	527	625	0.16	67,75,695	0.18	3,61,53,320	0.96	4,29,29,015	1.14
100001 and above	48	630	678	0.17	1,21,97,44,425	32.37	2,07,61,67,084	55.09	3,29,59,11,509	87.46
Total	**51,419**	**3,42,097**	**3,93,516**	**100.00**	**1,34,00,69,851**	**35.56**	**2,42,85,40,199**	**64.44**	**3,76,86,10,050**	**100.00**

Shares held in Physical and Dematerialised form as on 31st March, 2008


35.56%
63.70%
0.74%
Shares held in dematerialised form : NSDL
Shares held in dematerialised form : CDSL
Shares held in physical form

Categories of Shareholders as on 31st March, 2008

Category	No. of Shares held	%
Banks, Financial Institutions, Insurance Companies and Mutual Funds	1,41,77,23,355	37.62
Foreign Companies	1,20,68,29,961	32.02
Foreign Institutional Investors	52,83,28,812	14.02
Shares underlying Global Depository Receipts	2,71,09,157	0.72
NRIs / OCBs / Foreign Nationals	2,32,55,469	0.62
Public and Others	56,53,63,296	15.00
Total	**3,76,86,10,050**	**100.00**

Shareholding Pattern as on 31st March, 2008


Banks, Financial Institutions, Insurance Companies and Mutual Funds
37.62%
Foreign Companies
32.02%
Public and Others
15.00%
Foreign Institutional Investors
14.02%
Shares underlying Global Depository Receipts
0.72%
NRIs / OCBs / Foreign Nationals
0.62%
0
5
10
15
20
25
30
35
40

Shareholder Information

Top Ten Shareholders as on 31st March, 2008

Sl. No.	Name of the Shareholder	No. of Shares held	%
1.	Tobacco Manufacturers (India) Limited	99,27,82,440	26.34
2.	Life Insurance Corporation of India*	51,45,84,670	13.65
3.	Unit Trust of India*	44,86,27,748	11.90
4.	Myddleton Investment Co. Limited	16,21,03,980	4.30
5.	The New India Assurance Company Limited	8,90,56,835	2.36
6.	General Insurance Corporation of India	7,50,27,397	1.99
7.	The Oriental Insurance Company Limited	7,32,60,780	1.94
8.	National Insurance Company Limited	6,76,11,110	1.79
9.	Europacific Growth Fund	5,22,70,000	1.39
10.	Rothmans International Enterprises Limited	5,16,51,630	1.37

**Excludes Mutual Fund holdings.*

Global Depository Receipts

Pursuant to the offer of Global Depository Receipts (GDRs) made by the Company in 1993, 2,71,09,157 GDRs, representing 2,71,09,157 underlying Shares of the Company i.e. 0.72% of the issued and subscribed Share Capital, were outstanding as on 31st March, 2008.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919) at Societe de la Bourse de Luxembourg, 11, av de la Porte-Neuve, L-2227 Luxembourg. The Listing Fee for the calendar year 2008 has been paid.

Listing of Shares on Stock Exchanges (with Stock Code)

Stock Exchange	Stock Code
National Stock Exchange of India Ltd. Exchange Plaza, Bandra-Kurla Complex Bandra (E) Mumbai 400 051 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC
Bombay Stock Exchange Ltd. Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 e-mail : is@bseindia.com website : www.bseindia.com	500875
The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001 e-mail : cseadmn@cse-india.com website : www.cse-india.com	10000018

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	NITCL IN
Bombay Stock Exchange Ltd.	ITC.BO	ITC IN

The Listing Fee for the financial year 2008-09 has been paid to the Stock Exchanges.

Monthly High and Low quotes and Volume of Shares traded on National Stock Exchange (NSE) and Bombay Stock Exchange (BSE)

Year & Month		NSE			BSE		
		High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)
2007	APRIL	164.00	146.05	9,76,71	164.00	146.15	2,50,33
	MAY	172.00	158.90	8,60,03	172.00	158.20	1,97,34
	JUNE	165.80	145.00	9,76,97	165.50	150.00	2,09,92
	JULY	179.90	145.00	16,20,64	180.00	151.75	3,63,10
	AUGUST	174.95	151.75	12,01,91	174.90	151.70	3,01,45
	SEPTEMBER	195.00	170.00	10,20,96	194.90	170.00	2,08,89
	OCTOBER	192.90	170.25	11,27,40	192.10	170.10	2,83,72
	NOVEMBER	214.70	165.00	13,07,61	211.85	165.00	2,35,16
	DECEMBER	211.90	184.40	10,44,55	212.05	184.30	2,24,54
2008	JANUARY	239.40	169.00	21,70,92	239.40	170.25	4,82,75
	FEBRUARY	213.00	179.00	9,90,96	212.20	181.05	2,33,09
	MARCH	210.80	180.35	13,51,13	210.90	180.60	2,25,62

Note – There was no trading in the Company's Shares on the Calcutta Stock Exchange during the last financial year.

ITC Share Price vis-à-vis S & P CNX Nifty


ITC Share Price (Rs.)
250
200
150
100
7000
6000
5000
4000
3000
S & P CNX Nifty
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
ITC Share Price
S & P CNX Nifty

Note – Indicates monthly closing positions.

ITC Share Price & Volume traded on NSE


ITC Share Price (Rs.)
250
200
150
100
250000
200000
150000
100000
50000
Volume Traded ('000 Shares)
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Highest
Lowest
Volume Traded

Note – Indicates monthly high & low price and monthly volume.

Shareholder Information

Dividend History (Last 10 Years)

Financial Year	Dividend (%)	Total Dividend (Rs. in Crores)
2007-08	350*	1319.01*
2006-07	310	1166.29
2005-06	265**	995.12**
2004-05	310	773.25
2003-04	200	495.36
2002-03	150	371.27
2001-02	135	334.14
2000-01	100	245.41
1999-00	75	184.06
1998-99	55	134.98

** Subject to approval of Members.*
*** On the expanded Share Capital arising out of issue of Bonus Shares in the ratio of 1:2.*

Financial Calendar

	Financial Year 2008-09	
1	First Quarter Results	July 2008
2	Second Quarter and Half-Year Results	October 2008
3	Third Quarter Results	January 2009
4	Fourth Quarter and Annual Results	May 2009

Particulars of past three AGMs

AGM	Financial Year	Venue	Date	Time	Special Resolutions passed
96th	2006-07	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	27/07/2007	10.30 a.m.	• Appointment of Auditors.
95th	2005-06		21/07/2006	10.30 a.m.	• Appointment of Auditors.
94th	2004-05		29/07/2005	10.30 a.m.	• Appointment of Auditors. • Stock Option limits for Non-Executive Directors. • Amendment of Articles of Association to reflect increase in the Authorised Share Capital.

Postal Ballot

No special resolution requiring a postal ballot was proposed last year. No special resolution requiring a postal ballot is being proposed for the ensuing AGM.

Plant Locations

CIGARETTE FACTORIES

Bengaluru
1. Meenakunte Village
   Jallahobli
   Bengaluru
   Karnataka 562 157

Kolkata
2. 93/1, Karl Marx Sarani
   Kolkata
   West Bengal 700 043

Munger
3. Basdeopur P.O.
   District Munger
   Bihar 811 202

Saharanpur
4. Sardar Patel Marg
   Saharanpur
   Uttar Pradesh 247 001

HOTELS

Owned Hotels

Agra
1. ITC Mughal*
   Taj Ganj
   Agra 282 001

Bengaluru
2. ITC Windsor*
   25, Golf Course Road
   Bengaluru 560 052

Chennai
3. Sheraton Chola Hotel
   Cathedral Road
   Chennai 600 086

Jaipur
4. Sheraton Rajputana Hotel
   Palace Road
   Jaipur 302 006

Kolkata
5. ITC Sonar*
   1, JBS Haldane Avenue
   Kolkata 700 046

Mumbai
6. ITC Maratha*
   Sahar
   Mumbai 400 099

7. ITC Grand Central*
   287, Dr. B. Ambedkar Road
   Parel
   Mumbai 400 012

New Delhi
8. ITC Maurya*
   Diplomatic Enclave
   New Delhi 110 021

9. Sheraton New Delhi Hotel
   District Centre, Saket
   New Delhi 110 017

Licenced Hotels

Kota
10. WelcomHeritage Umed
    Bhawan Palace
    Station Road
    Kota 324 001

Port Blair
11. Fortune Resort Bay Island
    Marine Hill
    Port Blair 744 101

Vadodara
12. WelcomHotel Vadodara
    R. C. Dutt Road, Alkapuri
    Vadodara 390 007

Hotels Under Operating Services

Aurangabad
13. WelcomHotel Rama International
    R-3, Chikalthana
    Aurangabad 431 210

Chennai
14. ITC Hotel Park
    Sheraton & Towers
    132, T. T. K. Road
    Chennai 600 018

Hyderabad
15. ITC Kakatiya*
    6-3-1187, Begumpet
    Hyderabad 500 016

Visakhapatnam
16. WelcomHotel Grand Bay
    Beach Road
    Visakhapatnam 530 002

GREEN LEAF THRESHING PLANTS

Anaparti
1. Anaparti
   East Godavari District
   Andhra Pradesh 533 342

Chirala
2. Chirala
   Prakasam District
   Andhra Pradesh 523 157

PACKAGING & PRINTING FACTORIES

Chennai
1. Tiruvottiyur
   Chennai
   Tamil Nadu 600 019

Haridwar
2. Plot No. 1, Sector 11
   Integrated Industrial Estate
   Haridwar
   Uttarakhand 249 403

Munger
3. Basdeopur P.O.
   District Munger
   Bihar 811 202

PAPER & PAPERBOARD MILLS

Bollaram
1. Anrich Industrial Estate
   Village Bollaram, Medak District
   Andhra Pradesh 502 325

Sarapaka
2. Sarapaka Village
   Khammam District
   Andhra Pradesh 507 128

Thekkampatty
3. Thekkampatty Village
   Vivekanandapuram Post
   Mettupalayam Taluk
   Coimbatore District
   Tamil Nadu 641 113

Tribeni
4. P. O. Chandrahati
   District Hooghly
   West Bengal 712 504

FOODS FACTORIES

Haridwar
1. Plot No. 1, Sector 11
   Integrated Industrial Estate
   Haridwar
   Uttarakhand 249 403

Ranjangaon
2. Plot No. D-1, MIDC
   Ranjangaon, Taluka Shirur
   District Pune
   Maharashtra 412 220

**Operating under 'The Luxury Collection' brand under Licence from Sheraton International, Inc.*

Shareholder Information

PERSONAL CARE PRODUCTS FACTORY

Haridwar
Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

CHOUPAL SAAGARS - RURAL SERVICES CENTRES

Amravati
1. Old Survey No. 12/5, 12/6 & 12/7
Patwari Halka No. 48
Mouza Degaon
Pargana Nandgaon Peth
Tehsil & District Amravati
Maharashtra 444 601

Badaun
2. Khasra No. 10 & 12/3 (Part)
Village Khunak
Tehsil Pargana & District Badaun
Uttar Pradesh 243 601

Chandouli
3. Khasra No. 57 to 62 & 641
Muhabatpur Village
Ganj Khwaja
Pargana Dhoos
Tehsil Sakaldeeha
District Chandouli
Uttar Pradesh 232 104

Chindwara
4. Khasra No. 16/1 to 16/7
Patwari Halka No. 7
Village Imaliya Bohata
District Chindwara
Madhya Pradesh 480 001

Dewas
5. Survey No. 295 & 294/2
Patwari Halka No. 26
Village Lohar Pipliya
Tehsil & District Dewas
Madhya Pradesh 455 001

Dhar
6. Plot No. 438
Village Jaitpura
Ahmedabad - Indore Road
Dhar
Madhya Pradesh 454 001

Hardoi
7. Khasra No. 658 & 659
Village Korriyan
Pargana Gopamau
Shahjahanpur Road
Tehsil & District Hardoi
Uttar Pradesh 241 001

Hathras
8. Khasra No. 21, Village Srinagar
Pargana & Tehsil Sasni
District Hathras
Uttar Pradesh 204 216

Itarsi
9. Survey No. 309/1, 309/2 & 310/3
Village Raisalpur
Tehsil Itarsi
District Hoshangabad
Madhya Pradesh 461 111

Jagdishpur
10. Khasra No. 2377-2380
Village Kathura
Pargana Jagdishpur
Tehsil Musafirkhana
District Sultanpur
Uttar Pradesh 227 817

Mandsaur
11. Patwari Halka No. 14
Village Azizkhedi
Tehsil & District Mandsaur
Madhya Pradesh 458 001

Mhow
12. Village Gawli Palasia
Patwari Halka No. 20
Tehsil Ambedkar Nagar, Mhow
District Indore
Madhya Pradesh 453 441

Nagda
13. Khasra No. 1393, 1394,1396 & 1397
Village Pandiya Kala
District Nagda
Madhya Pradesh 456 335

Parbhani
14. Vasmat Road Parbhani
Gate No. 803
Near Water Filter Plant (Assola)
Parbhani
Maharashtra 431 401

Ratlam
15. Survey No.107/1, 107/2 & 107/3
Village Kharakhedi
Tehsil & District Ratlam
Madhya Pradesh 457 001

Sehore
16. Khasra No. 208 & 209
Village Rafiqganj
Tehsil & District Sehore
Madhya Pradesh 466 001

Ujjain
17. Survey No. 433/3, 456 & 458
Patwari Halka No. 19
Village Kamed
Tehsil Ghattia, District Ujjain
Madhya Pradesh 456 001

Vidisha
18. Survey No. 18
Patwari Halka No. 45
Village Bais
Tehsil & District Vidisha
Madhya Pradesh 464 001

Wardha
19. Survey No. 151/1 & 151/4
Mouza No. 17, Mouza Inzapur
Tehsil & District Wardha
Maharashtra 442 001

Washim
20. Survey No. 104
Patwari Halka No. 10
Mouza Zakalwadi, Akola Road
Taluka & District Washim
Maharashtra 444 505

Yavatmal
21. Bhumapan No. 15/2A
Village Parwa
Taluka & District Yavatmal
Maharashtra 445 001

LIFESTYLE RETAILING

Design & Technology Centre

Gurgaon
86, Industrial Estate, Phase I
Udyog Vihar, Gurgaon
Haryana 122 016
Tel No: 0124-4588200

Wills Lifestyle Stores

Ahmedabad
1. Shop No. 3, Time Square Building
C. G. Road, Navrangpura
Ahmedabad 380 006
Tel No: 079-26402303

2. Shop No. 231-232
Iscon Mega Mall
Near Iscon Temple, Sarkhej
National Highway
Ahmedabad 380 054
Tel No: 079-40026308

Bengaluru
3. 6, Brigade Road
Bengaluru 560 001
Tel No: 080-41123662

4. Binnamangala, First Stage
100 Ft. Road
Indira Nagar
Bengaluru 560 038
Tel No: 080-41715665

5. Shop No. 39, Ground Floor
Total Mall
Kaikondarahalli Village
Sarjapur Road
Bengaluru 560 037
Tel No: 080-41106326

Bhubaneshwar

6. 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007
Tel No: 0674-2544386

Chandigarh

7. SCO 14, Sector 17E
Chandigarh 160 017
Tel No: 0172-6549856

Chennai

8. 19, Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034
Tel No: 044-28332515

9. Shop No. 6
Chennai Citi Centre
10 & 11, Dr. Radhakrishna Salai
Chennai 600 004
Tel No: 044-43536214

Dehradun

10. 56, Rajpur Road
Dehradun 248 001
Tel No: 0135-2743444

Ernakulam

11. 40/7182, M. G. Road
Ernakulam 682 035
Tel No: 0484-3918800

Gurgaon

12. Shop No. 17, 18, 19 & 20
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
Tel No: 0124-4104444

13. Shop No. G 64 & 65
Ambi Mall, Ambience Island
National Highway No. 8
Gurgaon 122 001
Tel No: 0124-4665492

Hyderabad

14. Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082
Tel No: 040-66364700

Jaipur

15. Gulab Niwas
M. I. Road
Jaipur 302 001
Tel No: 0141-2360684

Jammu

16. 5 & 6 Residency Road
Jammu 180 001
Tel No: 0191-2573153

Kanpur

17. Rave 3, Parvati Bagla Road
Kanpur 208 002
Tel No: 0512-3042114

Kolkata

18. 19B, Shakespeare Sarani
Kolkata 700 071
Tel No: 033-22826102

19. C-008 & C-010, City Centre
Block - DC
Sector 1, Salt Lake
Kolkata 700 101
Tel No: 033-23589137

20. Shop No. S026
South City Mall
375, Prince Anwar Shah Road
Kolkata 700 068
Tel No: 033-40072208

Lucknow

21. B-1, First Floor
Fun Republic Mall
Gomti Nagar
Lucknow 226 010
Tel No: 0522-3914398

22. Shop No. 25, Sahara Ganj
Hazrat Ganj, Shah Nazaf Road
Lucknow 226 001
Tel No: 0522-4008401

Ludhiana

23. 85/4A, The Mall
Ludhiana 141 001
Tel No: 0161-2441423

24. Shop No. 44-45, 50-51
The Westend Mall
Ferozpur Road
Ludhiana 141 012
Tel No: 0161-4644436

Mumbai

25. Shop No. 2, 3 & 32
Ruki Mahal Co-operative Housing
Society Ltd.
Colaba
Mumbai 400 005
Tel No: 022-22818261

26. Plot No. 386, Durga Chambers
Linking Road, Khar (West)
Mumbai 400 052
Tel No: 022-26465503

27. F-8 & 9, Inorbit Mall
Malad Link Road
Malad (West)
Mumbai 400 064
Tel No: 022-66430498

28. Unit No.10, SSP Building
LBS Marg, Mulund (West)
Mumbai 400 080
Tel No: 022-66490407

29. Unit No. 4 & 5
Skyzone Level 1, Block 2
Phoenix Mills Compound
462 Senapati Bapat Marg
Lower Parel
Mumbai 400 013
Tel No: 022-40040604

30. Shop No. G11, Mega Mall
Malad Linking Road
Oshiwara, Andheri (West)
Mumbai 400 104
Tel No: 022-40167330

New Delhi

31. F-41, South Extension-I
New Delhi 110 049
Tel No: 011-41645555

32. 10208, Padam Singh Road
Karol Bagh
New Delhi 110 005
Tel No: 011-28750433

33. E-2, Connaught Place
New Delhi 110 001
Tel No: 011-23417960

34. M-12, Greater Kailash-I
New Delhi 110 048
Tel No: 011-29232555

35. Shop No. GF 10 & 11
TDI Mall, Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
Tel No: 011-25105150

36. Select Citywalk, G 3 & 4
Ground Floor
Plot No. A3
District Centre Saket
New Delhi 110 017
Tel No: 011-42658267

Noida

37. Shop No. G 32
Noida Amusement Park
Sector 32A
Noida 201 301
Tel No: 0120-2458992

Panjim

38. 3293, M.G. Road
Panjim 403 001
Tel No: 0832-6641222

Pune

39. 1204/22, Shivaji Nagar
Junglee Maharaj Road
Pune 411 004
Tel No: 020-66019402

Shareholder Information

40. 11, Moledina Road
Pune 411 001
Tel No: 020-26121222

Raipur

41. Unit No. 12, City Mall 36
G. E. Road, NH 06
Raipur 492 006
Tel No: 0711-6454545

Ranchi

42. GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001
Tel No: 0651-2330909

Siliguri

43. Shop No. 20 & 21
Lower Ground Floor
Cosmos Mall, Sevoke Road
Siliguri 734 001
Tel No: 0353-6453601

Surat

44. UG - 2, Manav Mandir
Athawa Lines, Parle Point Circle
Surat 395 007
Tel No: 0261-2257283

45. Shop No. 312 & 313
Second Floor
Iscon Prozone Mall
Domas Road
Surat 395 007
Tel No: 0261-6454599

Thiruvananthapuram

46. Shop No. 1, Pan African Plaza
M.G. Road
Thiruvananthapuram 695 001
Tel No: 0471-3012008

Vadodara

47. Shop No. 42-44, Ground Floor
Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
Tel No: 0265-2325764

48. Shop No. 43-44, Basement
Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
Tel No: 0265-2321594

Visakhapatnam

49. Shop No. 1, Rednam Manor
Dwarka Nagar
Near Diamond Park
Visakhapatnam 530 016
Tel No: 0891-2702881

Club Stores

Bengaluru

50. Bangalore Golf Club

Gurgaon

51. Classic Golf Resort

Kolkata

52. Tollygunge Club

53. Royal Calcutta Golf Club

John Players Stores*

Bengaluru

54. 48, Commercial Street
Bengaluru 560 001
Tel No: 080-51185719

55. G-2, Sigma Arcade
Marathalli, Airport Road
Bengaluru 500 037
Tel No: 080-41264344

56. 8th Cross, Malleswaram
Bengaluru 560 003
Tel No: 080-23561632

57. Shop No. 1, Total Mall
Sarjapur Road
Bengaluru 560 037
Tel No: 080-41400080

Chennai

58. Shop No. 20, Kasi Arcade
116, Sir Thygaraya Road
T. Nagar
Chennai 600 017
Tel No: 044-28150297

59. No. 68 (Old No. 89)
Sir Thygaraya Road
Pondy Bazaar, T. Nagar
Chennai 600 017
Tel No: 044-43502651

60. Shop No. 129A
Spencer Plaza, Phase III
First Floor, 769, Anna Salai
Chennai 600 002
Tel No: 044-52652449

61. Shop No. 145, AA Block
Third Avenue
Anna Nagar
Chennai 600 040
Tel No: 044-42611257

62. Shop No. 63, 1st Main Road
Gandhi Nagar, Adyar
Chennai 600 020
Tel No: 044-42035939

Hyderabad

63. 3-6-198, Sreemukh Complex
Street No. 11
Himmayath Nagar
Hyderabad 500 029
Tel No: 040-66784479

64. Shop No. 16 & 17
Upper Ground Floor
Sonali Mall
Main Road, Abids
Hyderabad 500 001
Tel No: 040-66135345

65. Shop No. 211, Second Floor
City Centre
Banjara Hills
Hyderabad 500 003
Tel No: 040-27810092

66. Shop No. 16-11-740/5/A/9 & 10
Opp. Kala Niketan
Dilsukhnagar
Hyderabad 500 060
Tel No: 040-66562102

67. 6-3-882/2 to 24
Somajiguda X Road
Hyderabad 500 082
Tel No: 040-40033339

Kolkata

68. Metro Cinema Building
5, Jawaharlal Nehru Road
Kolkata 700 013
Tel No: 033-22288035

69. 25B, Camac Street
Kolkata 700 016
Tel No: 033-32963064

70. 14, The Metropolis
Hiland Park, 1925 Chak Garia
Kolkata 700 075
Tel No: 033-24367039

71. 6/1, Lindsay Street
Kolkata 700 087
Tel No: 033-22497887

72. 200/2C, R. B. Avenue
Gariahat
Kolkata 700 029
Tel No: 033-24664928

73. 8, Brahmo Samaj Road
Behala
Kolkata 700 034
Tel No: 033-24989752

Mumbai / Thane

74. Gala No. 4, First Floor
Ajanta Industrial Estate
Off L. T. Road, Borivali (West)
Mumbai 400 092
Tel No: 022-28656154

75. 20 Cusrow Bagh, Colaba
Mumbai 400 005
Tel No: 022-22876461

76. Nakshatra Mall
Unit No. 21, 22, 23 & 24
Gokhle Road, Dadar
Mumbai 400 028
Tel No: 022-24360794

77. Shop No. 2 & 2A, First Floor
Akshay Plaza Co-operative Society
Chembur
Mumbai 400 071
Tel No: 022-25290004

78. Shop No. 1, 2, 3 & 4
Nadiadwala Chawl
SV Road, Opp. Paaneri
Andheri (West)
Mumbai 400 058
Tel No: 022-26203660

79. Shop No.6-A, Ishkrupa Building
Nehru Nagar
Dombivali (East) 421 201
Tel No: 0251-2447787

80. Shop No. F38A
1st Floor, Eternity Mall
Near Eastern Expressway
Tin Hath Naka
Thane (West) 400 601
Tel No: 022-25830838

81. New Diwadkar Building
Shivaji Chowk, Agra Road
Kalyan West
District Thane 412 301
Tel No: 0251-2300446

82. Shop No. 1
Martuvaibhav Naughar
Vasai West
District Thane 401 202
Tel No: 0250-2335477

83. Shop No. 34/35
City Centre Mall
Sector No. 19D
Palm Beech Road
Navi Mumbai
Vashi 400 703
Tel No: 022-27896912

New Delhi / NCR

84. D-35, Lajpat Nagar
Central Market - II
New Delhi 110 024
Tel No: 011-46573240

85. Shop No. 7/2, West Patel Nagar
New Delhi 110 008
Tel No: 011-25889043

86. UG - 05
TDI Mall, Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
Tel No: 011-25160440

87. F-16, District Centre
Janak Place, Janakpuri
New Delhi 110 058
Tel No: 011-25618031

88. P-15, Pandav Nagar
Mayur Vihar
New Delhi 110 091
Tel No: 011-22756180

89. 13/29-30, Rachna Building
Ajmal Khan Road
Karol Bagh
New Delhi 110 005
Tel No: 011-25810440

90. Shop No. 188
Sarojini Nagar Market
New Delhi 110 023
Tel No: 011-24676188

91. F-14 / 17 Model Town
Phase II
New Delhi 110 009
Tel No: 011-47062048

92. B-Block, Shop No. 2
Unitech Mall
Rohini, Sector 11
New Delhi 110 085
Tel No: 011-27572652

93. 16 Regal Building
Connaught Place
New Delhi 110 001
Tel No: 011-43565499

94. Block C, Opp. Odeon Cinema
Connaught Place
New Delhi 110 001
Tel No: 011- 43575253

95. Shop No. FF 101 & 102
Plot No. 12, Laxmi Nagar
District Centre
New Delhi 110 092
Tel No: 011-22446327

96. UB-42 / 43, Jawahar Nagar
Kamla Nagar
New Delhi 110 007
Tel No: 011-41530100

97. Shop No. 1257A
Main Market, Rani Bagh
Delhi 110 034
Tel No: 011-27022577

98. G-8, Ground Floor
Cross River Mall
CBD, Shahadra
Delhi 110 032
Tel No: 011-22308440

99. G-54, Laxmi Nagar
Vikas Marg
Delhi 110 092
Tel No: 011-22542495

100. FF-33, First Floor, MGF Mall
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
Tel No: 0124-4085706

101. Shop No. 106, First Floor
MGF Mega City Mall
Mehrauli - Gurgaon Road
Gurgaon 122 002
Tel No: 0124-4203900

102. UG-10, Omax Mall
Sohna Road
Gurgaon 122 001
Tel No: 0124-4253687

103. Shop No. G-53, Ambi Mall
Ground Floor
National Highway 8
Gurgaon 122 001
Tel No: 0124-6451287

104. Shop No. 16 & 30
2nd Floor, Centre Stage Mall
Sector 18
Noida 201 301
Tel No: 0120-4351856

105. Shop No. 225, Ground Floor
C-134B, Shoprix Shopping Mall
Sector 61
Noida 201 301
Tel No: 0120-2582143

106. 205, Second Floor
Noida Amusement Park
Sector 32A
Noida 201 301
Tel No: 0120-4232952

107. Shop No. 4, 5 & 6, Arjun Plaza
Jagat Farm, Gamma - 1
Greater Noida 201 301
Tel No: 0120-2322563

108 Shop No. F-6, First Floor
Ansal Crown Plaza, Sector 15A
Faridabad 121 001
Tel No: 0129-5014077

109. 'SRS BTL'
Barkhal Gurgaon Road
Faridabad 121 005
Tel No: 0129-4090100

110. UGF-A103, Manhattan Mall
Sector 20-A
Main Mathura Road
Faridabad 121 003
Tel No: 0129-6462032

111. Shop No. 55
First Floor, Shipra Mall
Plot No.9, Vaibhav Khand
Ghaziabad 201 012
Tel No: 0120-3023085

112. Shop No. 21 & 22
Pacific Mall
Plot No.1, Site-IV
Sahibabad Industrial Area
Ghaziabad 201 010
Tel No: 0120-3053322

113. 24, Gyan Deep Building
Chaudhary More
Ghaziabad 201 002
Tel No: 0120-4112356

**In addition to the above, there are over 180 John Player Stores spread across the country.*

Shareholder Referencer

Unclaimed Dividend

Unclaimed dividend for the years prior to and including the financial year 1999-2000 has been transferred to the General Revenue Account of the Central Government / the Investor Education and Protection Fund established by the Central Government (IEPF), as applicable.

Shareholders who have not encashed their dividend warrants relating to financial year(s) up to and including 1993-94 may claim such dividend (transferred to the General Revenue Account) from the Registrar of Companies, West Bengal, Government of India, Nizam Palace, II MSO Building, 2nd Floor, 234/4 A.J.C. Bose Road, Kolkata 700 020, in the prescribed form. This form can be furnished by the Investor Service Centre of the Company (ISC) on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

The dividend for the undernoted years, if unclaimed for 7 years, will be transferred by the Company to IEPF in accordance with the schedule given below. Attention is drawn that the unclaimed dividend for the financial year 2000-01 will be due for transfer to IEPF later this year. Communication has been sent by the Company to the concerned Shareholders advising them to lodge their claims with respect to unclaimed dividend.

Once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2008		Due for transfer to IEPF on
				(Rs.)	%	
2000-01	71st	3rd August, 2001	2,45,41,49,040.00	2,00,13,369.00	0.82	9th September, 2008*
2001-02	72nd	26th July, 2002	3,34,14,27,743.00	2,49,66,763.00	0.75	31st August, 2009
2002-03	73rd	25th July, 2003	3,71,26,78,290.00	2,31,24,905.00	0.62	30th August, 2010
2003-04	74th	30th July, 2004	4,95,35,77,020.00	3,19,77,530.00	0.65	4th September, 2011
2004-05	75th	29th July, 2005	7,73,24,56,356.00	4,79,13,507.00	0.62	3rd September, 2012
2005-06	76th	21st July, 2006	9,95,12,91,267.00	6,90,80,763.00	0.69	26th August, 2013
2006-07	77th	27th July, 2007	11,66,29,29,029.00	9,32,85,279.00	0.80	1st September, 2014

**It will not be possible to entertain claims received by ISC after 8th September, 2008.*

Erstwhile ITC Hotels Limited

Financial Year	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2008		Due for transfer to IEPF on
			(Rs.)	%	
2000-01	17th August, 2001	3,02,16,492.00	2,96,252.00	0.98	20th September, 2008*
2003-04	14th July, 2004	6,04,32,984.00	6,91,306.00	1.14	18th August, 2011

**It will not be possible to entertain claims received by ISC after 19th September, 2008.*

Bank Details

Shareholders holding Shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:-

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details and addresses as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on dividend warrants as a measure of protection against fraudulent encashment.

In the event Shareholders wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, they may advise the same to their Depository Participants (DPs) furnishing complete details of such bank account including the MICR code.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend, provides the facility of ECS to Shareholders at the following cities:

Agra, Ahmedabad, Allahabad, Amritsar, Aurangabad, Bengaluru, Bhopal, Bhubaneshwar, Chandigarh, Chennai, Cochin, Coimbatore, Dehradun, Delhi, Erode, Gorakhpur, Guwahati, Gwalior, Hyderabad, Indore, Jabalpur, Jaipur, Jammu, Jamshedpur, Jodhpur, Jalandhar, Kanpur, Kolhapur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Mysore, Nagpur, Nashik, Panaji, Patna, Pune, Raipur, Rajkot, Ranchi, Salem, Shimla, Solapur, Surat, Thiruvananthapuram, Tiruchirapalli, Trichur, Udaipur, Vadodara, Varanasi, Vijayawada and Visakhapatnam.

Shareholders holding Shares in the physical form, who wish to avail the ECS facility, may send their ECS mandate in the prescribed form to the Company, in the event they have not done so earlier. The ECS mandate form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Nomination Facility

Shareholders who hold Shares in the physical form and wish to make / change nomination in respect of their shareholding in the Company, may submit to ISC the prescribed Form 2B. This Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depository

National Securities Depository Limited
Trade World, 'A' Wing, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone no.	:	022-2499 4200
Facsimile nos.	:	022-2497 2993 / 2497 6351
e-mail	:	info@nsdl.co.in
website	:	www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th floor
Dalal Street, Fort
Mumbai 400 001

Telephone no.	:	022-2272 3333
Facsimile nos.	:	022-2272 3199 / 2272 2072
e-mail	:	investors@cdslindia.com
website	:	www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos.	:	033-2288 6426 / 2288 0034
Facsimile no.	:	033-2288 2358
e-mail	:	isc@itc.in
website	:	www.itcportal.com

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to ISC.

In all correspondence with ISC, to facilitate prompt response, account numbers / DP ID & Client ID numbers are required to be furnished. Shareholders are requested to also provide their e-mail address and telephone / fax numbers.

Report of the Directors
&
Management Discussion and Analysis
For the Financial Year Ended 31st March, 2008

Your Directors submit their Report for the financial year ended 31st March, 2008.

SOCIO-ECONOMIC ENVIRONMENT

India sustained its pre-eminent position as one of the fastest growing economies in the world in 2007/08. Despite the relative deceleration in several sectors, real GDP notched an impressive growth of 9%, as per revised estimates of the Central Statistical Organisation. India joined the ranks of the trillion dollar economies in the world, giving us yet another moment of national pride.

The Services sector, accounting for about 56% of GDP, emerged once again as a primary driver of economic growth. Led by a continued upswing in the trade, hotel, transport and communication sub-sectors, Services posted a remarkable growth of 10.8%. The Manufacturing sector was under pressure this year from a weaker growth in consumer durables, as well as a slowdown in cement and steel that consequently impacted the construction sector as well. Despite this setback, which knocked off 3.2% from the pace attained last year, manufacturing grew by 8.8%, reinforcing India's competitive strength in diverse sectors. The revised estimates indicate that the Agriculture sector has grown by a handsome 4.5%. While higher support prices and closely directed extension services have been the primary growth drivers, the challenge of sustaining such a growth level calls for focused attention to the sector, backed by substantial investments.

Domestic demand continued to fuel economic growth, driven by Investment demand, the fastest growing component. Strong private sector investment, buoyed by surging capital inflows, easier bank credit and reinvestment of profits, resulted in strengthening the build up of Gross Fixed Capital Formation, an important pre-requisite for sustaining high rates of economic growth. Private Consumption grew by 8.3%, supported by a steady growth in real wages and remittances.

While the economic scorecard continues to record encouraging numbers, a few fundamental challenges have emerged in certain sectors, causing concern. The surge in capital inflows contributed to a sharp appreciation of the Indian Rupee, particularly against the US Dollar.
This triggered a multi-pronged impact affecting exports across the board, aggravating balance of trade and creating pressure on industry growth and margins. The basic viability of certain export-oriented industries, like textiles, was threatened, with reported job losses. The IT and BPO sectors faced pricing pressures, raising fears of cutbacks in potential employment.

A major concern during the year has been the sustained high inflationary trends. The Government initiated several policy measures to improve the supply side and ease the pressure on consumers and industry. Measures such as the duty free import of wheat and pulses, reduction or withdrawal of import duties on cement, steel and non-ferrous metals, ban on export of rice and wheat and prohibition of futures trading in certain commodities were implemented. While these interventions temporarily softened prices, the inflationary tendency persists in the face of global demand supply mismatches, especially in food grains, metals, fuel, etc. A natural fallout of the inflationary spiral has been a gradual erosion of consumer spends. Additionally, RBI's interventions on policy rates and liquidity, while justified in the current context, have however had an adverse impact on growth in rate-sensitive sectors.
The steep increase in the price of oil and the recent depreciation of the Rupee are bound to further accentuate inflationary pressures with consequential repercussions on economic growth.

Currently, Agriculture contributes only 17.8% of GDP, despite engaging 52% of the total workforce. Structural weaknesses stemming from small land holdings, low productivity, falling levels of public investment and steady deterioration in public institutions that provide credit, inputs, research and extension services have resulted in this sector performing far below its potential. The Green Revolution that transformed productivity is well behind us now and it is time that a new

[India joined the ranks of the trillion dollar economies in the world, giving us yet another moment of national pride.]

movement is unleashed to usher in the next wave of agricultural development. Rural India remains overwhelmingly poor and the gap between urban and rural incomes is unfortunately widening with faster growth in urban-centric industries and the services sector.

The challenge of delivering stronger agricultural growth to boost the rural economy, reinforce food security and secure inclusiveness demands a multi-pronged approach to:

(a) Promote Public-Private and People Partnerships in rural India to enhance productivity, strengthen market linkages and create additional income avenues through efficient non-farm livelihoods;

(b) Enable consolidation of fragmented rural land parcels to permit the deployment of technology for improving agricultural productivity, given the future scenario of fewer people being dependent on agriculture as the single source of livelihood;

(c) Rapidly scale up rural infrastructure to eliminate wastages, ensure last mile connectivity and build efficiencies for adding value to agricultural produce;

(d) Promote engagement in rural services which can be employment intensive and remunerative;

(e) Facilitate R&D in agriculture and life sciences to support better horticultural and agricultural practices;

(f) Make available surplus land for industrial use, as a result of higher productivity in agriculture.

The opportunities arising out of a fast growing economy are yet to bring benefits to rural India due to lack of skills and education, rigidities in land and labour markets, poor infrastructure and absence of alternative livelihoods.
In such a scenario, conversion of agricultural land for industrial use has met with concerted resistance and caused significant socio-political unrest. A more innovative approach can lead to the creation of inclusive models of growth that marry the traditional strengths of the farm sector to modern technology and markets, enabling more value creation and new employment opportunities.

Towards this, the 'Integrated Strategy for Promotion of Agri-business' approved by the Union Cabinet in June, 2007 is a positive step. With a view to trebling the size of the processed food sector, enhancing farmer incomes, generating employment opportunities and providing choice to consumers at affordable prices, the strategy document targets increasing the level of processing of perishables from 6% to 20%, value addition from 20% to 35% and share in global food trade from about 1.5% to 3%. Accordingly, the strategy document calls for: (a) Detailed mapping of the food cluster in the country; (b) Clusterisation of farming in the shape of contract farming or other formal / informal arrangements; (c) Strengthening backward & forward linkages and developing supply chains with cold storage facilities; (d) Establishment of Mega Food Parks in identified Small Scale Industries like horticulture, meat, dairy and marine products.

Your Company's e-Choupal network, created to source agricultural inputs directly from farmers, is totally compatible with the Government's strategy described above. The throughput of this value chain is growing rapidly as consumer franchise for your Company's branded food products get increasingly established. Entry into newer categories of food products will progressively increase sourcing through this channel in the years ahead. This is well poised to deliver long term shareholder value even as it increasingly contributes to the larger societal purpose.

The e-Choupal system has played an important role in catalysing rural transformation. The ITC 'Choupal Pradarshan Khet', a collaborative and paid agri extension service, aimed at enhancing farm productivity through adoption of best practices in agriculture, grew exponentially by 210% during the year covering 43,500 hectares.
In the light of the encouraging response received from farmers, your Company intends to further scale-up this activity in the coming years. Your Company has also taken up a project jointly with the Government of Madhya Pradesh under the Agriculture Technology Management Agency (ATMA) initiative, wherein both classroom and on-field training would be provided to farmers by experts from various areas of agriculture including lead farmers.
We are confident that these initiatives will contribute increasingly to build the competitiveness and productivity of India's agricultural sector.

India's growing economic clout is leading to a more proactive and meaningful global engagement, particularly in areas like global warming and climate change. It is today widely acknowledged that future generations will be more secure and economic growth more sustainable only if national and corporate strategies embrace the need to enhance

The ITC 'Choupal Pradarshan Khet', a collaborative and paid agri extension service, aimed at enhancing farm productivity through adoption of best practices in agriculture, grew exponentially by 210% during the year covering 43,500 hectares.

environmental and social capital. In line with this philosophy, your Company is proactively engaged in enlarging its contribution across the three dimensions of the 'triple bottom line' – economic, environmental and social – through a conscious strategy of investment and operations that enhances the competitiveness of the value chains we are engaged in.

Highlights of your Company's progress in the pursuit of the 'triple bottom line' objectives are discussed in the sections that follow.

COMPANY PERFORMANCE

Your Company posted yet another year of impressive performance with healthy topline growth and high quality earnings testifying to the robustness of the corporate strategy of creating multiple drivers of growth. This performance is even more satisfying since it has been achieved despite the imposition of VAT on cigarettes, the incubation costs of the new FMCG businesses including the recently launched personal care portfolio, the upfront costs of rural marketing initiatives and the gestation costs of fresh investments in the paperboards and hotels businesses.

Gross Turnover for the year grew by 10.7% to Rs.21355.94 crores. Net Turnover at Rs.13947.53 crores grew by 14.7% driven by a robust 48.6% growth in the non-cigarette FMCG businesses, and a healthy performance by the Hotels and Paperboards, Paper & Packaging segments. The non-cigarette portfolio now accounts for 52.4% of the Company's Net Turnover. Pre-tax profits increased by 16.4% to Rs.4571.77 crores, while Post-tax profit at Rs.3120.10 crores registered a growth of 15.6%. Earnings Per Share for the year stands at Rs.8.29. Cash flows from Operations stood at Rs.4136 crores during the year.

In order to strike a balance between the need to sustain strategic investments for a secure future and the annual expectation of shareholders for growing income, your Directors are pleased to recommend a dividend of Rs.3.50 per share (previous year: Rs.3.10 per share) for the year ended 31st March, 2008. The cash outflow in this regard will be Rs.1543.18 crores (previous year Rs.1364.50 crores) including Dividend Distribution Tax of Rs.224.17 crores (previous year Rs.198.21 crores). Your Board further recommends a transfer to General Reserve of Rs.1500 crores (previous year Rs.1250 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs.724.45 crores (previous year Rs.647.53 crores).

PROFITS, DIVIDENDS AND RETENTION

(Rs. in Crores)

		2008	2007
a)	Profit Before Tax	4571.77	3926.70
b)	Income Tax	1451.67	1226.73
c)	Profit After Taxation	3120.10	2699.97
d)	Add : Profit brought forward from previous year	647.53	562.06
e)	Surplus available for Appropriation	**3767.63**	**3262.03**
f)	Transfer to General Reserve	1500.00	1250.00
g)	Proposed dividend for the financial year at the rate of Rs.3.50 per Ordinary Share of Re.1/- each (previous year : Rs.3.10 per Share)	1319.01	1166.29
	Income Tax on proposed dividend	224.17	198.21
h)	Retained profit carried forward to the following year	724.45	647.53
		3767.63	**3262.03**

FOREIGN EXCHANGE EARNINGS

Your Company continues to view foreign exchange earnings as a priority. All businesses in the ITC portfolio are mandated to engage with overseas markets with a view to testing and demonstrating international competitiveness and seeking profitable opportunities for growth. The ITC Group's contribution to foreign exchange earnings over the last ten years amounted to nearly USD 3.2 billion, of which agri exports constituted 60%. Earnings from agri exports are an indicator of your Company's contribution to the rural economy through effectively linking small farmers with international markets.

During the financial year 2007/08, your Company, its subsidiaries and the ITC Welcomgroup hotel chain together earned Rs.2361 crores in foreign exchange. The direct foreign exchange earned by your Company amounting to Rs.2168 crores (Rs.2283 crores in 2006/07) was adversely impacted by restrictions imposed by the government during

[The non-cigarette portfolio now accounts for 52.4% of the Company's Net Turnover.]

the year on exports of major agri-commodities. Your Company's expenditure in foreign currency amounted to Rs.1159 crores, comprising purchase of raw materials, spares and other expenses at Rs.706 crores, and import of capital goods at Rs.453 crores.

Details of foreign exchange earnings and outgo are provided in Schedule 19 to the Accounts.

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS

FMCG – Cigarettes

The year under review witnessed an unprecedented increase in taxation on cigarettes. The combined impact of the increase in the rate of excise duty by more than 6% and imposition of VAT @ 12.5% ad-valorem – without a corresponding reduction of excise duties collected in lieu of State level sales tax – resulted in a total increase in tax incidence of about 30%.

It is deeply gratifying to report that not only did your Company meet the consequential challenges successfully, but also retained its leadership position in the market and improved its market standing in the consumer mind-space in key competitive markets across the country evidencing the resilience of its brands and the superiority of its competitive strategies. On the export front, your Company is pleased to report a volume growth of more than 16% over the previous year.

As reported last year, your Company uses a unique IT-enabled 'Six Sigma' based product development process. This product development process and the deep consumer insights nurtured by your Company were leveraged during the year under review for a series of key initiatives such as contemporary, internationalised packaging for 'India Kings' and 'Gold Flake Kings', multiple limited Edition Packs and flavour variants for 'Classic', etc. These initiatives have resulted in considerable fortification of your Company's strong position in the premium, value-plus segment of the market.

Your Company's pursuit of creating global standards across the value chain saw major investments in its manufacturing facilities. In addition to the induction of state-of-the-art high speed making and packing machines reported last year, significant investments were made during the year under review in upgrading technology across all the cigarette factories. These include modernisation of Primary Manufacturing in Munger, introduction of sophisticated material handling systems at Bengaluru and implementation of cutting edge Norwegian technology – Cold Plasma Odour Abatement Systems – at the Bengaluru and Saharanpur primary manufacturing departments. In fact, your Company is one of the first in the world to adopt this technology in tobacco-manufacturing.

The re-certification of the tobacco research laboratories under ISO / IEC 17025 Standards of the National Accreditation Board for Testing and Calibration Laboratories (NABL) has ensured continuing international recognition for your Company's R&D capabilities from the scientific and regulatory communities.

The focus on manufacturing excellence has resulted in your Company achieving the highest ever level of productivity in the year under review. The concurrent commitment to maintenance of impeccable Environment, Health and Safety (EHS) standards has borne fruit by way of lowest ever levels of power and water consumption per cigarette produced. Additionally, all the manufacturing facilities have achieved 100% solid waste recycling.

It is a matter of deep satisfaction that in recognition of its excellence in EHS standard, several awards were conferred on your Company during the year. All the 4 cigarette factories won the '5-Star rating' from the British Safety Council, UK. The Bengaluru, Saharanpur and Kidderpore factories won the 'Occupational Health and Safety Gold Medal Award' from the Royal Society for Prevention of Accidents (ROSPA), U.K. and the 'Greentech Gold Award for Excellence in Safety Management' from the Greentech Foundation, New Delhi. The Bengaluru, Kidderpore and Munger factories won the 'Greentech Gold Award for Excellence in Environment Management' from the Greentech Foundation, New Delhi. Additionally, the Bengaluru factory won the 'Safety Innovation Award' from the Institution of Engineers, New Delhi and the Munger factory won the 'Occupational Health and Safety Gold Award' from the ROSPA, U.K., the Winners Trophy – 'Safety Health and Environment Award', CII, Eastern Region, the 'National Award for Excellence in Water Management', CII and the 'Innovative Project Award for Energy Conservation Initiatives', CII, whilst the Kidderpore factory

[The focus on manufacturing excellence has resulted in your Company achieving the highest ever level of productivity in the year under review.]

won the 'Award for Outstanding Performance in Environment Health and Safety', CII, the 'Suraksha Puraskar Award' from The National Safety Council, Mumbai and the 'Golden Peacock Gold Award for Occupational Health and Safety' from Institute of Directors, New Delhi.

The discriminatory taxation regime on cigarettes within the overall tobacco industry remains the biggest challenge faced by the domestic cigarette industry. The extremely high rates of excise duties coupled with VAT renders cigarettes unaffordable to the common man and drives the growing consumption of tobacco in the form of lightly taxed products like bidis, guthka, chewing tobacco, zarda, etc. The steep imposition of taxes increases the arbitrage opportunity not only for smugglers of international brands, but also for clandestine domestic players who produce and sell cheap cigarettes by evading Excise and VAT. It is estimated that consequent to the 30% equivalent increase in tax rates on cigarettes during the year under review, the volume of these illegal cigarettes has doubled from around 150 million per month to nearly 300 million per month.

The unprecedented increase in the rates of excise duties on non-filter cigarettes in the 2008 Union Budget will only further induce consumers to move to cheaper and revenue-inefficient tobacco products, including smuggled and tax evaded cigarettes.

Your Company believes that the economic potential of tobacco can be maximised through moderation of taxes on cigarettes, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. This is borne by the experience of countries like Brazil and China where moderate taxes and pragmatic policies have combined to serve the twin objectives of tobacco control and Exchequer revenue. As the 3rd largest tobacco grower and the 2nd largest tobacco consumer in the world, India can also reap a rich economic harvest from tobacco even while implementing tobacco control policies. The need, however, is for a balanced agenda on tobacco, both fiscal and regulatory. Your Company continues to engage with the policy-makers in this regard.

As mentioned in earlier years, the Honourable Supreme Court declared the various State luxury tax levies on cigarettes and other goods as unconstitutional. The Court further directed that if any party, after obtaining a stay order from the Court, had collected any amount towards luxury tax from its customers / consumers, such amounts should be paid to the respective State governments. Since your Company had not charged or collected any amounts towards luxury tax during the relevant period, there is no liability on the Company in this regard. However, the State of Andhra Pradesh has filed a contempt petition in the Supreme Court claiming a sum of about Rs.323.25 crore towards luxury tax, and a further sum of about Rs.261.97 crore towards interest, on the allegation that your Company had charged and collected luxury tax from its customers, but in view of a stay order passed by the Court on 1st April, 1999, did not pay the tax to the Government. The State's contention is baseless, contrary to facts and is also contrary to the assessment orders passed by the State luxury tax authorities consistently holding that the Company, right from 1st March, 1997, did not charge or collect any amount towards luxury tax from its customers. Accordingly, the State's petition is being contested.

The year ahead is fraught with extreme uncertainties, since for the first time in the history of the industry, manufacturers will not be able to position viable offers for consumers of non-filter cigarettes in view of the massive increase in excise duty rates in this segment. This challenge coupled with the harsh regulatory climate presents a daunting operating environment that will, undoubtedly, test the resilience of all legitimate players in the industry. Your Company is, however, confident that the trust reposed on it by consumers together with its robust strategic initiatives – based on excellence in product quality and innovation in manufacturing and operations – will enable it to retain its leadership position in the market.

FMCG – Others

In the short to medium term, over half of India's population will remain below the age of 25 and according to the United Nations, India's working age population (i.e. 15-64 year olds) is projected to surge by 150 million to a total of 854 million over the decade from 2005 to 2015. In 2020, the average Indian will be only 29 years old, compared with the average age of 37 in China and US, 45 in Western Europe and 48 in Japan. This 'demographic dividend' underlines India's growth story.

[Your Company is uniquely positioned to tap the emerging opportunities in the FMCG sector by blending and synergising the diverse pool of competencies residing in its various businesses.]

The spurt in India's per capita GDP to about Rs.32,000 is resulting in a rapidly growing middle class. According to one recent study by McKinsey and Co., India's middle class – defined as those with annual incomes between Rs.1.8 lacs and Rs.8.9 lacs – has increased to 13 million households or about 50 million people.

Further, as is well known, urbanisation increases with rising per capita GDP in a 'hockey stick' fashion with cities providing large economies of agglomeration for individual activity. If India's per capita GDP were to grow at a double-digit rate, as is being targeted by the government, over 40% of Indians could be living in cities in the next decade against the 30% living in urban areas today. (Source: World Bank and Lehman Bros)

Your Company's bullishness on the future prospects of the FMCG industry is anchored on the interplay of demographic dividend, rising incomes and increasing urbanisation. The low penetration of many FMCG products and the growing population of working women also augur extremely well for the sector's growth. Your Company is uniquely positioned to tap the emerging opportunities in this sector by blending and synergising the diverse pool of competencies residing in its various businesses.

Accordingly, during the year under review, your Company continued to rapidly scale up the new FMCG businesses comprising Branded Packaged Foods, Lifestyle Retailing, Education and Stationery Products and Safety Matches & Incense Sticks (Agarbattis). Your Company's presence in this sector was further enhanced with the launch of a portfolio of Personal Care Products under a carefully designed brand architecture.

It is a matter of immense satisfaction that the Trade Marketing and Distribution initiatives of your Company continue to deliver high value. Your Directors are happy to report that the significant investments made in scaling up the Trade Marketing and Distribution infrastructure, backed by focused channel management, have substantially enhanced the market standing of your Company's FMCG products.

The Segment Report set out in Schedule 20 to the Accounts reflects the outcome of this rapid scaling up. Segment Revenues grew by 49% over 2006/07 to touch Rs.2511 crores during the year.

The table below illustrates the rapid growth of these businesses over the last few years:


Rs. Crs
FMCG – Others
Sales (Rs. Crs)
2700
2400
2100
1800
1500
1200
900
600
300
0
109
304
563
1013
1689
2511
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Segment Results reflect the gestation costs of these businesses largely comprising costs associated with brand building, product development and infrastructure creation. Highlights of progress in each category are set out below.

Branded Packaged Foods

The Branded Packaged Foods business continued to expand rapidly with sales growing by 57% over the previous year. The impressive scale up spanned all categories, attesting the market standing and consumer franchise of your Company's brands. Relentless focus on providing consumers well-differentiated best-in-class products, supported by significant investments in product development, innovation, manufacturing technology and unmatched distribution infrastructure have dramatically enhanced brand equity of this business. It is a matter of pride and satisfaction that both 'Aashirvaad' and 'Sunfeast' command consumer spends of nearly Rs.1,000 crore each in a short span of time.

Enthusiastic consumer response has enabled the 'Bingo!' range of potato chips and finger snack foods to acquire a double-digit market share within just one year of launch. Consumer acceptance of this order is rare and evidences your Company's ability to leverage its deep consumer insights, exploit the cuisine expertise of its Hotels Division and unleash its superior brand building capabilities.

[The Branded Packaged Foods business continued to expand rapidly with sales growing by 57% over the previous year.]

The 'Bingo!' launch received wide commendation for its width of portfolio and the high-energy clutter breaking marketing campaign. The business drew on the strong agri-sourcing linkages of your Company. It will progressively leverage its access to potato tuber technology arising out of the acquisition, during the year under review, of Technico Pty Ltd., Australia, by Russell Credit Ltd., a wholly owned subsidiary of your Company, to ensure security of supply and achieve critical buying efficiencies in cost and quality.

The biscuit category continued its growth momentum with sales growing by 53%. The 'Sunfeast' range of biscuits was further expanded with the launch of 'Coconut' and 'Nice' variants as well as 'Sunfeast Benne Vita' flaxseed biscuits, Special Edition of 'Sachin's Fitkit' multi grain biscuits and 'Golden Bakery' premium cookies. The excise relief accorded in the budget to low and mid-priced biscuits, consistent with the government's stated intention to promote the food processing industry, has given a fillip to the sector. It is hoped that the government would respond favourably to the industry's representation and extend the relief to the entire category.

In the staples category, 'Aashirvaad' further built on its leadership position with revenues growing by 43%. It continues to draw upon the agri sourcing strengths of your Company's e-Choupal network to gain competitive advantage by obtaining superior quality wheat at competitive costs. The business has successfully segmented the market through an expanded product range at appropriate price points. 'Aashirvaad Select' was positioned as a premium offering. 'Aashirvaad MP Chakki' atta was launched in target markets. 'Aashirvaad' spices grew by 49% leveraging the in-house agri-sourcing and crop development skills.

The confectionery category recorded robust sales with revenues growing by 40% over last year mainly driven by 'Deposited Mint' and 'Eclairs'. New variants in the 'Mint-o' and 'Candyman' range were launched during the year to expand consumer choice. A combination of effective distribution and aggressive trade marketing supported by a strong supply chain have helped the business to overtake incumbent market leaders and establish 'Candyman' and 'Mint-o' as the top brands in their respective segments.

In the Ready-to-Eat (RTE) group, 'Sunfeast PastaTreat' and 'Aashirvaad Instant Mixes' have grown by more than 100%. 'PastaTreat' has created a new category to address the snacking habits of urban consumers. Export of ambient stable products under the 'Kitchens of India' banner has shown a robust growth and is now well established in the US market for Ready-to-Eat Indian food. These products are already available in more than 4,500 stores across the US. They also enjoy a strong position in Canada.

During the year, the business received accolades from reputed organisations such as NDTV Profit, Business Standard, Business Today and Avaya Global Connect for a range of accomplishments: the successful launch of 'Bingo!', superior consumer relations and responsiveness, leadership in the foods sector and the best managed FMCG business in India.

The year ahead presents a unique challenge to the business in the shape of an unprecedented rise in commodity prices across the board, including wheat, vegetable oil, maize and skimmed milk powder. Coupled with the soaring fuel prices, the task of growing volumes without adversely impacting margins has been rendered extremely challenging. However, the economic growth momentum in the country is likely to lend support. Only a sustained supply side correction can ease inflationary pressures. In the interim, the Government should consider removal of Excise Duty and standardisation of the VAT rate at 4% for all food products to provide relief to the consumers and sustain growth in this sector.

Lifestyle Retailing

Your Company's Lifestyle Retailing business continued to enjoy a high brand salience in the minds of consumers, both in the premium and popular segments of the branded apparel market. Domestic sales grew by 26% over the previous year, while exports registered a growth of 17%.

In the premium segment, 'Wills Lifestyle' continues to be a leader with a range that provides a classy expression of contemporary trends, styled and accessorised to give discerning customers the look of the season, in tune with the international fashion mood. The stature and premium imagery of the 'Wills Lifestyle' brand was further reinforced during the year through its association with the 'Wills Lifestyle India Fashion Week', the country's most prestigious lifestyle event. In a 'Ramp to Racks' initiative, the brand

[Wills Lifestyle was rated amongst the top 5 Luxury brands in the country in a Global Luxury Survey conducted by TIME Magazine.]

teamed up with the leading designers of the country to create the 'Wills Signature' range of designer-wear, which has been very well received by the consumers. The introduction of the 'Essenza Di Wills' and 'Fiama Di Wills' range of personal care products has helped augment the lifestyle portfolio. These products have met with encouraging response at the 'Wills Lifestyle' outlets. The business re-launched its customer privileges programme, 'Club Wills', by incorporating a Platinum category, which offers more personalised services to enhance the shopping experience. During the year the company also launched the new concept 'Wills Lifestyle' stores designed by a well known US based design firm specialising in retail.

The 'Wills Lifestyle' brands are now available nationwide in your Company's exclusive stores, as well as in leading departmental stores. The chain of 'Wills Lifestyle' stores offers a complete fashion wardrobe comprising 'Wills Classic' formal wear, 'Wills Sport' relaxed wear, and 'Wills Clublife' evening wear, along with accessories for both men and women. The soaring rental costs have hampered the pace of store expansion, as it has for the rest of the industry. The business is taking early positions in key malls and considering selective ownership of stores to mitigate the impact of rising rental costs and maintain its growth trajectory.

'Wills Lifestyle' was rated amongst the top 5 Luxury brands in the country in a Global Luxury Survey conducted by TIME Magazine. 'Wills Lifestyle' was also voted as the 'Retailer of the Year' in 'Fashion & Lifestyle' category at the Asia Retail Congress, 2008.

In the popular 'Youth' segment, 'John Players' delivered a strong performance, generating high buzz through its vibrant imagery, youthful product portfolio and association with youth icon, Hrithik Roshan. The brand has established a strong leadership presence in this segment. The vibrant portfolio comprising youthful products such as cargoes, denims, suits and jackets helped enhance brand appeal, while the 'Signature Line' a range of glamour wear incorporating the fashion preferences of the brand ambassador, gave the brand portfolio its edgy face. 'John Players' now enjoys a strong pan India presence. The business will continue to aggressively expand its retail presence.

During the year, the business launched its new brand 'Miss Players'. The brand, positioned to make a lively and playful statement, brings to the market trendy fashion wear for young women. It offers a vibrant wardrobe of cool casual-wear, exciting party-wear and chic work-wear. The well-known film actor Amrita Rao is the face of the brand. She brings life to the brand philosophy of 'playing it cool'. 'Miss Players' is now widely available in 'Miss Players' exclusive stores, select 'John Players' stores, leading large-format retail chains and key multi brand outlets across the country.

In the area of apparel exports, the growth in turnover was healthy despite the depreciation of the US dollar against the rupee. However, margins were under serious pressure. Nevertheless manufacturing capacities were augmented to offer a wider product portfolio, the existing customer base was consolidated and relationships established with potential high value customers.

The business leveraged the expertise of leading global consultants to strengthen its product design and engineering capability. New dedicated high quality supply sources were added to further support the robustness of the supply chain. The business also made significant investments in Information Technology to augment real time data visibility. These strategic initiatives will enable the business to substantially increase the fashion quotient of its product range, improve operational effectiveness and enhance customer intimacy.

Education & Stationery Products

The Stationery business recorded an impressive sales growth of 72% over the previous year, positioning your Company as the largest marketer of notebooks in India. Its two flagship brands, namely 'Classmate' for the student community and 'Paperkraft' for the discerning working executives, have established a strong beachhead in the Indian stationery market in a short span of time. This success has clearly been achieved on the strength of quality and innovation, which have yielded a growing consumer franchise, particularly among students.

The market for notebooks in India is highly fragmented and dominated by regional and local players. There has been little investment in product quality, brand building and national distribution. The business has played a pioneering role in partnering over 15 small-scale units to upgrade their quality, delivery capability and business processes. 8 of these units were awarded the ISO 9001:2000 certificate, which is a first for the stationery industry. This accomplishment underscores the mutual benefits of a

[The Stationery business recorded an impressive sales growth of 72% over the previous year, positioning your Company as the largest marketer of notebooks in India.]

marketing partnership between a large marketing company and small scale manufacturers.

The business has systematically invested in product superiority, brand building and the creation of robust demand and supply side networks. These strategic initiatives have positioned 'Classmate' as the top notebook brand in India. The business has effectively leveraged your Company's world class paper manufacturing capability to impart unmatched quality to its product range. Apart from superior physical characterstics, the paper used in 'Classmate' notebooks is also environment friendly, being free from elemental chlorine.

The business has painstakingly built brand equity through innovative cover designs, trivia pages and impactful point of sales communication. Consumer preference and brand loyalty have been created by leveraging the power of your Company's 'Citizen First' philosophy by which a committed contribution is made to rural development for every Classmate notebook bought by the consumer.

During the year, the business enlarged the size and scale of its school contact programme, the 'Classmate Young Author & Artist Contest', which drew participation from over 5,000 schools and a million students across 34 cities. This has led to deeper engagements with all stakeholders viz. students, teachers and academicians. The distribution infrastructure was strengthened by expanding the network of specialist distributors and stockists to service 2,000 markets.

Buoyed by the success of 'Classmate', your Company plans to introduce a slew of complementary education & stationery products by further leveraging the investment in the new paper machine at the Paperboards & Specialty Papers Division. With the macro economic indicators for education being extremely positive, your Company's stationery brands are well poised to lend their equity to a wider assortment of products, which will exploit its demand and supply side capabilities.

During the year, the business launched 'Classmate Fun N Learn' children's books for the pre-school segment. These have been extremely well received and consequently distribution is being extended to more markets.

In view of the quantum growth opportunities presented by the education & stationery products market, your Company has decided to scale down its greeting cards business which has been adversely impacted by the rapid emergence of e-technology. Accordingly, your Board of Directors has approved re-naming the business as 'Education & Stationery Products Business'.

Safety Matches

The brand portfolio of your Company combined with that of Wimco Ltd. continues to enjoy a strong consumer franchise in almost all markets in India. Continuous product development and new product introductions based on deep consumer insights have sustained the vitality of the business's brand portfolio. Consequently, growth has been driven by value added products, with the combined portfolio delivering a topline growth of 8%. In the continuing pursuit of this strategy, the business launched new value added offers such as 'Aim Mega' and 'Aim Metro' during the year. Driven by wide availability, these brands are steadily gaining market share.

The business continued to take advantage of the synergy benefits accruing from the acquisition of Wimco Ltd. two years ago by Russell Credit Ltd., a wholly owned subsidiary of your Company. The business strengthened its foothold in the international market by enhancing its presence in the key markets of Middle East and Africa. The business continues to source significantly from the small scale sector, working closely with these units to improve their competitive capability through the induction of technology and best practices.

The steep escalation in the cost of key input materials like wood and chemicals has subjected the industry to extreme financial pressures. Your Company has responded to this scenario with renewed focus on product development and operational efficiencies.

The long term sustainability of this industry hinges crucially on technology induction. Introduction of a uniform taxation policy aimed at providing a level playing field to all manufacturers would trigger investments towards modernisation of this industry. The Government should seriously consider creating such an enabling environment which will not only help the industry improve its global competitiveness, but will also provide a safer working environment for the large population of workers engaged in this industry.

[The Safety Matches business continues to source significantly from the small scale sector, working closely with these units to improve their competitive capability through the induction of technology and best practices.]

Incense sticks (Agarbattis)

The Agarbatti business recorded an impressive 25% growth in revenues, primarily driven by increasing consumer franchise for the 'Mangaldeep' brand combined with improved distribution reach. 'Mangaldeep' is already the second largest national brand in the industry, riding on the success of two key sub-brands, namely 'Madhur 100' and 'Yantra'. Launched last year, 'Yantra' has received wide consumer acceptance on the strength of its unique fragrance which evokes a temple ambience. It is expected to become a national drive brand.

In line with the Company's commitment to the 'triple bottom line', the Agarbatti business indirectly provides livelihood opportunities to 5000 people. The business continues to work in conjunction with NGOs and Self Help Groups in Tripura, Bihar, Andhra Pradesh, Tamil Nadu etc., extending support to them by training village women in rolling agarbattis, thereby creating income streams for women from poor rural households. The business continues to collaborate with small and medium enterprises to harness the best of their entrepreneurial skills and raise their process and quality standards. Specific and well directed inputs from your Company have enabled 7 out of 10 agarbatti manufacturing units to receive ISO 9001 : 2000 certification.

In order to exploit other opportunities in the 'air care' segment, the business has commenced export of premium perfumed candles to the US. The business has also launched a range of premium aromatic candles in the Indian market under the brand 'Expressions'. Given the growing popularity of aroma therapy and the changing gifting habits in India, these products are expected to do well across segments.

Personal Care Products

In line with your Company's stated strategy of aggressively scaling up the FMCG initiatives through portfolio expansion, the Personal Care business was commenced during the year with the launch of a range of shampoos, soaps, shower gels and conditioners under the brand names of 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia'. Anchored on meticulous consumer research, these products have been formulated to bring a unique blend of nature and science to discerning consumers. Each of these brands addresses an identified segment of the market with differentiated value benefits.

The initial market response to your Company's products under the 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' brands has been encouraging. The range is being progressively extended nationally. The 'Di Wills' family, strongly endorsed by the 'Wills Lifestyle India Fashion Week', the country's premier fashion event, provides an opportunity for the business to engage with consumers at the luxury end. The business has unleashed an aggressive communication strategy with appropriate celebrity association. The combined quality of promise and performance is expected to speedily build an appreciable consumer franchise for these brands.

At a total size of Rs.20,000 crores, the Personal Care industry in India continues to grow at a healthy 10 - 12% per annum due to the interplay of economic, demographic and sociological factors discussed earlier in this report. The sector holds immense appeal for your Company on account of its scale and growth potential, given the low market penetration in these categories, other than soaps. A rapidly growing luxury segment adds to the appeal. This arena of opportunity fits well with your Company's established strengths in brand building, trade marketing and lifestyle retailing, all of which can be leveraged to build a successful business.

B. HOTELS

The hotel industry witnessed yet another year of robust growth aided by India's economic momentum and its increasing attractiveness as a business and tourist destination. Foreign tourist arrivals were buoyant, touching 5 million in 2007, representing a growth of 12% over the previous year. Estimates of foreign exchange earnings from tourism of US Dollar 10 billion during 2007/08 reflect an increase of 32% over the previous year. Domestic tourism posted a handsome growth of about 20% in 2007 to touch 500 million travellers.

India has 27 properties on the World Heritage List, the second highest in Asia after China's 34. The World Travel and Tourism Council has, quite rightly, identified India as one of the world's foremost tourist growth centres in the coming decade. India's comparative cost advantage in specific niches such as medical and adventure tourism can significantly synergise and enhance the country's traditional tourism potential premised on its rich history and cultural heritage. Despite such enormous potential, India's share in the world travel & tourism demand remains extremely

[The Agarbatti business continues to work in conjunction with NGOs and Self Help Groups in several states, extending support to them by training village women in rolling agarbattis, thereby creating income streams for women from poor rural households.]

low. India's travel and tourism economy, as a share of GDP, is estimated at only 6.1% which is well below the world average of 9.9%.

India's tourism infrastructure including airport facilities, hotels and roads to tourist destinations, needs to be upgraded to international standards. The number of hotel rooms in India, including approved projects, is estimated at 110,000 of which, around 30% is in the 5 Star / Luxury segment – a woefully inadequate capacity, lower than even some of the much smaller South-East Asian countries like Singapore, Malaysia and Thailand. It is estimated that India would need an additional 50,000 rooms in the next 2 to 3 years to cater to the projected tourist arrivals into the country. However, the astronomical price of land remains the key hurdle in the realisation of this objective.

During the year under review, the hotels business performed well with revenues growing by 12% to touch Rs.1100 crores driven by better room rates and higher food & beverage sales. Gross Operating Profit (PBDIT) grew 15% over the previous year to touch Rs.475 crores, while segment results (PBIT) at Rs.411 crores grew by 17%. The results would have been even more impressive but for the adverse impact of the strengthening rupee in the first half of fiscal 2007/08. The business resorted to rupee billing from September 2007 onwards as an insurance against rupee appreciation. The business maintained its leadership in terms of operating efficiency as measured by the ratio of PBDIT to Net Income.

Consequent to the exclusive tie-up with its partner Starwood, 7 of ITC's finest properties were repositioned and associated with the premium 'Luxury Collection' franchise with effect from 15th May, 2007. Globally, only a limited number of exclusive properties carry the 'Luxury Collection' endorsement, offering unique experiences indigenous to their destination. In India, your Company's 'Luxury Collection' properties stand for the true essence of Indian hospitality. This exclusive franchise acknowledges ITC's leadership in the premium segment and positions it amongst the world's finest hotel chains.

ITC-Welcomgroup has emerged as the country's 2nd largest hotel chain offering a choice of over 90 hotels across 77 destinations in India under 4 different brand propositions - 'ITC Hotels', 'Welcom Hotel', 'Fortune' and 'Welcom Heritage' and 4 properties carrying the Sheraton franchise, aggregating to an inventory of 6,000 plus rooms. About half of this room inventory is at the premium end, owned between your Company and its subsidiaries. The balance consists of third party owned properties operating under the 'WelcomHotel', 'Fortune' and 'WelcomHeritage' brands.

Comprehensive renovation and product upgradation programmes were completed at 4 properties including the premium Towers Block at ITC Maurya, New Delhi. In keeping with the Company's strategy of maintaining the contemporariness and premium positioning of its properties, considerable investments will continue to be made in renovation and upgradation plans.

Buoyed by the continuing impressive performance of this sector, your Company, as reported last year, has embarked on an aggressive investment led growth strategy. Construction activity in respect of the super deluxe luxury hotel projects at Bengaluru and Chennai is progressing on schedule and several new projects entailing substantial investments are in various stages of implementation.

The ITC-Welcomgroup chain, with its globally benchmarked levels of product and service excellence and customer centricity is not only well positioned to sustain its leadership position in the industry, but is also poised to emerge as the largest hotel chain in the country over the next few years.

C. PAPERBOARDS, PAPER AND PACKAGING

The Paperboards, Specialty Paper and Packaging segment recorded yet another year of steady growth in revenues and profits. Segment revenues grew by 13% over the previous year to touch Rs.2364 crores. Segment results at Rs.453 crores reflect a growth of 9%.

Paperboards & Specialty Papers

While the global paper & paperboard industry grew by about 2%, the industry in India witnessed a 9% growth during the year under review. The domestic paperboards industry, sized at 1.24 million TPA, is characterised by fragmented capacities, with over 100 mills servicing the market. The top five manufacturers account for over 45% of the domestic supplies. Your Company is the market leader and the only significant player in the premium value added paperboard segment with integrated pulping operations.

The ITC-Welcomgroup chain, with its globally benchmarked levels of product and service excellence and customer centricity is not only well positioned to sustain its leadership position in the industry, but is also poised to emerge as the largest hotel chain in the country over the next few years.

Driven by macro economic factors, the outlook for the industry in India remains positive on the demand side. The per capita consumption of paper and paperboard in India at 7 Kgs. is exceptionally low compared to the world average of about 55 Kgs. and the Chinese average of 45 Kgs. Sustained economic growth will progressively bridge this gap, resulting in a consequent surge in demand. Accelerated growth of the FMCG sector, driven by consumer spending, is expected to boost demand for sophisticated packaging for branded products. Your Company, with its high quality value added paperboards, is well poised to exploit this opportunity.

Production during the year touched 4,14,714 MT as compared to 3,90,458 MT in the previous year. Total sales increased to 4,03,063 MT from 3,85,005 MT, a volume growth of 5%. Sales of Value Added Paperboards grew by 15% driving revenue growth and market standing. Major planned upgrade programmes, involving complex rebuild and stabilisation of certain machines, adversely affected production volumes during the year.

The year witnessed a continuing trend of steep inflation in the cost of fuel and major raw materials. Globally, pulp and waste paper prices spiralled, mainly due to the widening demand supply gap. China, as the largest importer of input raw materials, influences the international prices of fibrous inputs. Uncompetitive cost structures have forced many North American and European mills to shut down operations, some of them permanently. Notwithstanding this high cost scenario, your Company succeeded in partially neutralising cost pressures by optimising opportunity buying and increasing sales realisations.

Addressing the challenge of securing the long-term supply of fibre at competitive prices is critical for the business. Given the downward trend in import duties on paperboards, cost competitiveness will be of vital importance. Your Company's operating strategies, centered on expanding pulp capacities, improving energy management and enhancing internal efficiencies, are robust enough to yield sustainable cost advantages.

Building on its pioneering 'Elemental Chlorine Free' bleaching process, the business has successfully commissioned a new pulp mill at its Bhadrachalam unit. The new line, which is in the process of stabilising, will enable the business to mitigate the impact of cost escalations in hardwood pulp. The new 'Ozone bleached' Pulp mill, the first of its kind in the country, meets world-class environmental standards – a testimony to your Company's commitment to the 'triple bottom line'. This differentiated capability will enable the business to expand the market for superior value added paper and boards on the strength of cost competitiveness.

As reported in previous years, the business has consistently pursued an aggressive clonal propagation strategy. It makes available high-yielding clones and seedlings of the desired pulp wood species to farmers engaged in plantation on their marginal wastelands. It also provides extension services to such farmers to improve productivity and output quality. The quality of these clones and seedlings, products of the biotechnology-based R&D programme of the business, has been tested for its effectiveness in more than 80,000 hectares of plantations, including 15,000 hectares planted during the year under review. The business continues to collaborate with the Council for Scientific and Industrial Research (CSIR) to leverage contemporary bio-technology applications to develop high yielding pulpwood species with low lignin content.

Your Company continues to represent to policy makers to introduce appropriate amendments to the Forest Conservation Act, 1980 and related Rules with a view to permitting the industry to use degraded forest land for afforestation linked to the end-use of such wood. An enabling Policy framework, which would inter alia promote public-private partnerships for the development of degraded forest lands, would go a long way in serving the twin objectives of securing wood supply for the domestic paper and paperboards industry and creating sustained livelihood providing economic activity in rural India.

Waste paper is a key input in the manufacture of recycled boards. Unfortunately, mobilisation of waste paper in India is very low at 14% compared to 60% in developed countries. The business has therefore commenced an initiative for efficient collection and recycling of waste paper, targeting large sources of aggregation such as schools, offices, residential colonies and apartment blocks. This initiative, widely appreciated, will contribute to a cleaner environment while enhancing the long term cost competitiveness of the business.

The new 'Ozone bleached' Pulp mill, the first of its kind in the country, meets world-class environmental standards – a testimony to your Company's commitment to the 'triple bottom line'.

The business is well on its course to achieve 'zero solid waste' discharge status, with the units at Tribeni and Kovai having already achieved 100% compliance, and the units at Bhadrachalam and Bollaram being very close to achieving the same. The business has initiated a slew of projects that qualify for carbon credit in terms of the Clean Development Mechanism (CDM) under the Kyoto Protocol.

The robust growth in the value added printing and writing paper segment in India presents an attractive opportunity, which the business plans to leverage by tapping your Company's institutional strengths in distribution. The Indian market is witnessing a robust growth in demand for fine printing paper, premium quality coated paper and branded copier paper. The business is at an advanced stage of commissioning a new paper machine at its Bhadrachalam unit with a capacity of 1 lac ton per annum, to service this demand effective middle of 2008 when this machine is expected to commence commercial production.

During the year, the British Safety Council awarded the 'Sword of Honour' to the Tribeni unit and the '5 Star Rating' to the Kovai and Bollaram units. The Bhadrachalam unit was recognised for 'Excellence in Energy Management' by CII. The Bhadrachalam and Kovai units were conferred with the 'National Award for excellence in Water Management 2007' by CII. The Bhadrachalam unit received recognition for practicing 'Cleaner Production Technology and Climate Change Mitigation Measures' from the Andhra Pradesh Pollution Control Board.

The business with its augmented capacity and capability, backed by the strength of its research and development team and an all-pervasive culture of innovation and excellence is well poised to become a major player in the Afro-Asian region.

Packaging and Printing

The Packaging and Printing business of your Company continued to invest in world class technology and skills. It expanded its range of offerings to consolidate its position as a leading provider of high quality paperboard and flexibles packaging in the country. The business provided strategic support to your Company's cigarette and other FMCG businesses by ensuring security of supplies and sustaining international quality at competitive prices.

Deliveries from the flexibles and carton lines, commissioned at Haridwar and Chennai respectively during the year, are being scaled up to cater to the distinctive and innovative packaging requirements of your Company's Branded Packaged Foods and Personal Care businesses. The business also built up critical volumes in the supply of value added packaging to the consumer electronics industry from its Chennai facility.

The in-house capability to deliver best-in-class packaging has enabled your Company to crash time in the launch of new products by the Branded Foods and Personal Care businesses, while simultaneously contributing to significant enhancement of brand image. Capacities are being augmented further at both Haridwar and Chennai to cater to the increasing packaging requirements of your Company's FMCG businesses.

The business won several national awards for excellence in printing, as well as 'Star' awards from the Paper, Film and Foil Converters' Association (PFFCA). The Chennai unit was certified at Level 8 of the International Quality Rating System (IQRS) as audited by Det Norske Veritas (DNV), becoming the first in India to receive this rating. All three units, at Chennai, Munger and Haridwar, received the '5 Star Rating' for Safety from the British Safety Council. The Chennai Packaging unit was awarded the 'Appreciation Award for Safety' by the Government of Tamil Nadu for the second year in succession. The Munger unit received the 'Greentech Gold Award for Safety Management and Environmental Excellence' and the 'ROSPA Gold Award'.

With substantial investments in technology, quality management systems and manufacturing practices, the business is well poised for rapid growth.

D. AGRI BUSINESS

Cigarette Leaf Tobacco

Global production of burley and oriental tobaccos declined sharply in 2007 in Greece and the major producing countries of East Europe consequent to the decoupling of subsidies in the European Union. The constrained supply chain for such tobaccos increased farm and trade prices. The increase in the production of flue-cured tobaccos in Brazil, Zimbabwe, Argentina and the US was too moderate to mitigate the demand supply mismatch.

In India, the size of the tobacco crop has been increasing in the past four years despite rising labour and input costs, largely due to the fact that cigarette tobacco farmers have been consistently well remunerated. Global supply shortages have spurred demand for Indian tobaccos, considerably

[The Chennai Packaging unit was certified at Level 8 of the International Quality Rating System (IQRS) as audited by Det Norske Veritas (DNV), becoming the first in India to receive this rating.]

raising prices from their traditional lows. Resultantly, Indian farmers have been insulated from the bargaining power of large buyers in the wake of global consolidation, which has led to the top five cigarette majors (including China) controlling 85% of world cigarette production.

During the year under review, the business achieved a new high in tobacco exports for the 3rd consecutive year, and despite the sharp appreciation of the rupee, recorded a 21% increase in export revenues over the previous year. In volume terms, exports for the year grew at 27%. Your Company won the 'Golden Leaf Awards' in the TABEXPO 2007 held in Paris in the categories of 'Most Committed to Quality' and 'Most Impressive Public Service Initiative'. The business continued to provide strategic sourcing support to your Company's cigarette business.

The R&D teams of the business focused on development of desired styles of leaf and appropriate production practices for maximising productivity in the Flue Cured Virginia and Burley growing regions. Trials on Advanced Breeding Lines (ABL) and hybrid seeds continued during the year in close collaboration with the Central Tobacco Research Institute (CTRI). Results indicate the potential for increase in farm productivity. Micro irrigation trials conducted in nurseries yielded superior quality seedlings at a lower cost of production, besides conserving ground water to the tune of 30% to 40%.

The full benefits of the investments made in the modernisation of the plants at Chirala and Anaparti were realised during the year. In-house processing was maximised with significant improvement in asset utilisation. In view of the accelerated growth of the Mysore crop, your Company has decided to establish a green leaf processing plant at a location near Mysore. Land acquisition for this project is in progress.

Your company continues to focus on maintaining the highest safety standards in its factories. During the year, the Units at Anaparti and Chirala received the prestigious 'Sword of Honour' award from the British Safety Council. These Units also received the '5 star Rating' (Health, Safety & Environment) from the British Safety Council. The Chirala Unit also received the 'Safety Innovation Award' from the Institution of Engineers, New Delhi.

The global supply situation continues to be tight in 2008. Consequently, the demand for Indian tobaccos has increased considerably with sharp increases in the auction prices. In the absence of structural interventions to improve farm productivity and develop and scale up the right types of tobacco in alignment with demand, such short term opportunity as the present one would moderate quickly as other countries step up production to bridge the supply gap.

On the domestic front, fresh challenges have emerged. As explained in an earlier section of this Report, Indian cigarette manufacturers will not be able to position viable offers for consumers of non-filter cigarettes in view of the massive increase in excise duties in this segment. This will adversely impact domestic demand with severe consequences for tobacco farmers and all others who depend on the tobacco value chain for their livelihood. An equitable and balanced approach to cigarette taxation is needed to de-risk the tobacco dependants from such large taxation induced discontinuities.

In order to strengthen your Company's competitive standing, several R&D initiatives were launched including some that provide insight into genetic compositions in Flue Cured Virginia tobaccos. These initiatives will enable the business to align R&D inputs with customer requirements and other market opportunities.

Your Company with its strong R&D capability, modern processing facilities, crop development and extension expertise and deep understanding of customer and farmer needs is in a position to leverage opportunities and address challenges that lie ahead for the Indian leaf tobacco industry. The business will continue to extend strategic sourcing support to the cigarette business even as it sustains its leadership position as a major exporter of quality Indian tobaccos, thereby catalysing the multiplier impact of increased farmer incomes to benefit the rural economy.

Agri Commodities

The year under review witnessed substantial turbulence in agri commodities trading. Rising crude prices and concerns over climate change are driving most countries to develop bio-fuels as alternatives. The shift to bio-fuel cultivation

[Your Company with its strong R&D capability, modern processing facilities, crop development and extension expertise and deep understanding of customer and farmer needs is in a position to leverage opportunities and address challenges that lie ahead for the Indian leaf tobacco industry.]

coupled with steadily increasing demand and all time low inventory levels resulted in a major spurt in commodity prices worldwide. In India, growing inflationary pressures compelled the Government to take drastic measures such as ban on exports, imports at nil duty, market intervention at subsidised prices and imposition of limits on inventory holding.

These challenging circumstances adversely impacted the performance of the business during the first half of the year. The business was left with no option but to liquidate its agri commodity inventories at prices lower than the remunerative procurement prices paid to the farmers through its e-Choupal network. The appreciating Rupee aggravated the situation. Subsequently, in the second half of the year, with the restoration of market dynamics in the agri sector, the business regained its growth momentum with a fine-tuned portfolio mix. As a result, your Company retained its position as a prime player in agri business, with strong performance in Soyabean trading driving revenues to a new high. The value added segment of frozen foods, IQF (individually quick frozen) fruits, niche products like baby food, quality purees, high brix pulp and organic purees registered a strong sales growth of 41% over last year. Such a performance revalidates your Company's strategy of focusing on the value added segment to capture better margins in products where India has a natural agro climatic advantage.

During the year, your Company's commodity trading operation was accredited with ISO 9001:2000 certification, testifying to the high quality process standards resident in the system. The business is progressively aligning its commodity portfolio with the sourcing needs of your Company's Foods business to generate higher order value from its agri procurement infrastructure.

The e-Choupal model continued to provide strategic competitive advantage to your Company's Foods business by enabling purchase of large quantities of identity preserved, high quality wheat at competitive prices. During the year the business commenced procurement of chipstock potatoes, one of the critical raw materials in the manufacture of the Company's 'Bingo!' brand of potato chips. A judicious blend of sourcing from different growth zones, and optimisation through in-season and off-season purchases helped in competitively meeting the requirement of chipstock potatoes despite a significant price increase in the wake of high demand and adverse growing conditions.

The acquisition of Technico, an Australian company with technology leadership in the production of early generation seed potatoes, helped your Company access a ready pipeline of new high-yielding varieties of chipstock potato seeds. In order to ensure uninterrupted supply of chipstock potato, the business proposes to undertake initiatives like varietal and regional crop development.

The horticulture pilot through 'Choupal Fresh' stores is progressing as per plans. The business intends to further strengthen its farmer linkages and its expertise in the management of perishables before scaling up this business.

The spices business was scaled up to provide supply chain support for the growing spice powder sales of your Company's Foods business. In order to ensure sustainable growth, the business is working closely with farmers, NGOs and Self Help Groups for developing a reliable farm-to-factory spices supply chain. Focus on special growing programs for organic spices and Integrated Pest Management (IPM) chillies have helped the business access premium export markets like Japan, US and the European Union. The business has entered into a unique tripartite agreement with the Spices Board and the State Government of Nagaland for developing the 'Naga Chilli' crop. The business is setting up a state-of-the-art spices grinding and sterilisation facility to support growth in the domestic and export markets. The business is well positioned to expand the product range to include value added products such as oleoresins.

The agri-inputs part of the business grew its topline by a handsome 49%. Its core product, 'Wellgro Soil', a neem-based organic manure, is gaining increasing acceptance amongst the farming community in Andhra Pradesh, Karnataka and Maharashtra. A mobile based Dealer Ordering System was deployed during the year to strengthen distribution. The business has developed a cost effective neem-based organic fertiliser, 'Wellgro Grains' for field crops. Initial results of large scale commercial trials on paddy crops have been very encouraging in terms of higher yields. Usage of Hybrids and BT seeds require application of specialty fertilisers. The business has launched a range of such fertilisers.

Your Company's rural servicing initiative under the 'Choupal Saagar' banner now encompasses 21 centres across 3 states. These centres continue to be a one-stop shop for

[The Agri Commodities business is progressively aligning its commodity portfolio with the sourcing needs of your Company's Foods business to generate higher order value from its agri procurement infrastructure.]

the farming community with a host of services like sourcing, training soil testing, cafeteria and health clinic being provided in the same complex. Apart from the doubling of turnover, the year witnessed improvement across the key performance drivers of footfalls, conversion, average realisation and product mix, with consequent expansion of margins. Acquisition of suitable land however remains a key challenge.

The throughput of the rural marketing businesses through the e-Choupal network experienced robust growth during the year. Channel productivity improved through focus on capability building of both internal staff and the extended organisation of Sanchalaks / Sanyojaks. Distribution of FMCG and Financial Services products through the network witnessed a growth of 36% and 335% respectively. The channel maintained its leadership in the distribution of life insurance and weather insurance products. The marketing of Kisan Credit Cards on behalf of State Bank of India was initiated in 4 States after a successful pilot. The channel, having earned the trust of customers, is now poised for a major expansion in the distribution of banking products.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21. Your Company has been exempt from the provisions of Section 212(1) of the Companies Act, 1956 relating to the attachment of the accounts of its subsidiaries to its Accounts. Shareholders desirous of obtaining the annual accounts of your Company's subsidiaries may obtain the same upon request. The report and accounts of the subsidiary companies will be kept for inspection at your Company's registered office and those of the subsidiary companies. Further, the report and accounts of the subsidiary companies will also be available at the 'Shareholder Value' section of your Company's website www.itcportal.com, in a user friendly, downloadable format.

ITC Global Holdings Pte. Ltd., Singapore ('ITC Global') was placed under liquidation on 30th November, 2007 by the High Court of the Republic of Singapore vide its Order dated 30th November, 2007, on an application of the Judicial Managers of ITC Global. ITC Global has been under Judicial Management since 8th November, 1996. Consequently, your Company is not in a position to consolidate the accounts of ITC Global and its subsidiaries for the financial year ended 31st December, 2007 or to make available copies of the same for inspection by shareholders.

Surya Nepal Pvt. Ltd.

The year under review has been a landmark year in the history of Nepal. After a prolonged period of political uncertainty and economic blockades, the twice postponed Constituent Assembly elections finally took place on 10th April, 2008, transitioning Nepal from a monarchy to a parliamentary republic. The resultant overwhelming victory gained by the Communist party of Nepal (Maoist) has hopefully ended the protracted civil war.

The disturbed socio-political environment reflected in a lower GDP growth of 2.3% for the year ended 16th July, 2007 against 3.1% in the previous year. However, with a politically settled democratic scenario, it is expected that the economy will be back on a growth trajectory during 2008/09.

Notwithstanding the challenging socio-political environment, the twelve-month period ended 13th March, 2008, witnessed Sales growth of 16% to Nepalese Rupees 637 crores (net of VAT), while Profit After Tax stood at Nepalese Rupees 92 crores representing an increase of 33% over the previous year. The company continues to be the single largest contributor to the Exchequer accounting for about 3.7% of total revenues of the Government of Nepal. During the year, labour unrest at the company's Simra factory resulted in a stoppage of operations for 20 days. A Terai blockade from 13th February, 2008 for 15 days worsened the pressure on the supply chain. Despite the difficult operating conditions, the company's proactive supply chain and inventory management minimised the impact of such disruptions.

The company's cigarette business continued to make satisfactory progress with focus on improving value share. New brands were launched to strengthen the portfolio, consolidating its position in key product segments and channels. During the year, the company launched 'Surya 24 CARAT Lights' and 'Kings' in an international bevel edge pack at the super-premium end of the market and 'Pilot Filter' at the lower end of the regular size filter segment. The new brands reflecting the well researched consumer insight have been well received by consumers. The cigarette factory at Simra was accredited with 'OHSAS 18001:1999 Certification'. The Employee's Housing Colony in Simra was accredited with 'OHSAS 18001:1999' and 'ISO 14001:2004' certification during the year.

The company's garments business continued to fulfil export orders for the 'Wills Lifestyle' and 'John Players' range of apparel from the Lifestyle Retailing Business of your Company. The continued imposition of Additional Customs Duty of 4% on all garment imports into India is a cause of concern for the company. The company continues to make representations to the appropriate authorities in this regard and is hopeful that this issue will be redressed soon. The company's state-of-the-art garment manufacturing facility at Biratnagar is expected to commence production shortly.

In the domestic market, 'John Players' has consolidated its position in the branded apparel segment. 'Springwood', the company's mass-market brand, which offers an alternative to low price imports from China and South East Asia, was successfully launched across the country. Sales and consumer response have been extremely encouraging.

The company remains committed to its role as a responsible corporate citizen. As part of its commitment to promote Sports and Tourism in the country under the Surya Nepal Khelparyatan initiative, the company in association with the Nepal Tourism Board sponsored the country's most premier professional Golf tournament – the 'Surya Nepal Masters'. The company also sponsored the 'Surya Nepal 9th SAARC Golf Championship', which was held for the first time in Nepal under the aegis of the Nepal Golf Association. During the year, the company was conferred with the prestigious 'Federation of Nepalese Chambers of Commerce and Industry National Excellence Award' in recognition of the highest standards achieved in professional management.

The company declared a Dividend of Nepalese Rs.120/- per equity share of Nepalese Rs.100/- each for the year ended 32nd Ashad, 2064.

Srinivasa Resorts Ltd.

During the financial year ended 31st March, 2008, the company recorded net revenues of Rs.68.97 crores (previous year – Rs.77.62 crores) and a Profit Before Tax of Rs.21.57 crores (previous year – Rs.31 crores). Net Profit stood at Rs.14.41 crores (previous year – Rs.20.69 crores) after providing for income tax of Rs.7.16 crores (previous year – Rs.10.31 crores).

In order to sustain contemporariness and bolster the premium positioning of the hotel, 38 guest rooms were renovated during the year under review. The non availability of these rooms, coupled with the additional supply of new hotel rooms in Hyderabad, adversely impacted the occupancy of the hotel, leading to a temporary drop in revenues and profitability.

The Board of Directors of the company has recommended a dividend of Rs.2/- per equity share of Rs.10/- each for the year ended 31st March, 2008.

Fortune Park Hotels Ltd.

During the financial year ended 31st March, 2008, the company recorded net revenues of Rs.1019.85 lacs (previous year – Rs.724.57 lacs) and earned a Net Profit of Rs.157.54 lacs (previous year – Rs.138.26 lacs) after providing for income tax of Rs.94.35 lacs (previous year – Rs.78.79 lacs).

The Board of Directors of the company has recommended a dividend of Rs.4/- per equity share of Rs.10/- each for the year ended 31st March, 2008.

The company, which caters to the mid range to upscale segment, signed up nine alliances during the year for hotel properties situated at various locations, taking the total number of properties under the 'Fortune' brand to 42, with a total room count of 3,281. Of these, 23 are operating hotels, while 5 hotels are slated to be commissioned during the course of the financial year 2008/09. The company seeks to be a dominant player in the mid / upper scale segment, providing quality services that would position 'Fortune' as the premier 'value' brand in the Indian hospitality sector.

Bay Islands Hotels Ltd.

During the year 2007/08, the company earned an income of Rs.83.16 lacs (previous year – Rs.63.75 lacs) and a Net Profit of Rs.54.14 lacs (previous year – Rs.41.38 lacs) after providing for income tax of Rs.23.60 lacs (previous year – Rs.16.87 lacs).

The Board of Directors of the company has recommended a dividend of Rs.40/- per equity share of Rs.100/- each for the year ended 31st March, 2008.

King Maker Marketing

King Maker Marketing Inc. (KMM), a company registered in the State of New York, USA, became a wholly-owned subsidiary of your Company in May 2007. During the year KMM expanded its distribution capability to facilitate your Company's export initiatives in the US Tobacco market. It continues to provide to your Company market research services relating to the US Tobacco and FMCG markets.

The year witnessed an increase in the customer base by nearly a third, leading to an equivalent increase in Net Sales over last year, despite falling industry volumes. Growth was driven by the strong performance of 'Ace' launched in 2006 and increase in the sales of Roll Your Own Tobaccos (RYO).

Operating profit margins were adversely impacted by the higher manufacturing costs of Low Ignition Propensity Cigarettes (LIP) whose share in the product mix is progressively increasing in the wake of more States legislating LIP as mandatory. Profitability was also eroded by higher Master Settlement Agreement (MSA) contributions resulting from KMM's higher relative tobacco market share.

As reported last year, legislation to grant jurisdiction to the Federal Drug Administration (FDA) for Tobacco products is pending before the US Congress. The final shape of the legislation and its impact are likely to be known only in the coming year.

Russell Credit Ltd.

During the year, the company earned a total income of Rs.90 crores and a Profit After Tax of Rs.86 crores. The company paid a dividend of 11.6% aggregating Rs.75 crores for the year ended 31st March 2008.

In line with its objective of making long-term investments in areas of strategic interest for the ITC Group, the company acquired the entire shareholding of Technico Pty Ltd., Australia (Technico) on 17th August, 2007. Upon such acquisition, Technico and its subsidiaries Technico ISC Pty Ltd., Australia; Technico Asia Holdings Pty Ltd., Australia; Technico Technologies Inc, Canada; Technico Group America Inc, USA; Technico Horticultural (Kunming) Co. Ltd., China and Chambal Agritech Ltd., India have become subsidiaries of the company. The US subsidiary has since been wound up.

The wholly owned subsidiaries of Wimco Ltd. namely Wimco Boards Ltd. and Wimco Seedlings Ltd. have amalgamated with the parent company with effect from 1st April, 2007. Consequent to such amalgamation, the shareholding of the company in Wimco Ltd. has increased from 94.25% to 96.82%.

In order to consolidate strategic investments and streamline the investment operations, 3 associate companies namely Newdeal Finance and Investment Ltd., Megatop Financial Services and Leasing Ltd. and Peninsular Investments Ltd. amalgamated with the company with effect from 1st April, 2007.

As stated in earlier Reports, a petition was filed by an individual in the High Court at Calcutta, seeking an injunction against the company's Counter Offer to the shareholders of VST Industries Ltd., made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar suits filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

BFIL Finance Limited

The company continues to focus its efforts on recoveries through negotiated settlements, including property settlements. Legal cases against various defaulters are being pursued. During the year, some negotiated settlements were concluded and the company effected collections aggregating Rs.144 lacs. As at 31st March 2008, the company had no liabilities outside the ITC Group.
The company plans to intensify its efforts for collection of dues through negotiated settlements in the coming year. The company will examine options for further business opportunities at the appropriate time.

Gold Flake Corporation Limited, Wills Corporation Limited, Greenacre Holdings Limited & MRR Trading and Investment Company Limited

There were no major events to report with respect to these companies.

Wimco Limited

The company achieved a turnover of Rs.220.71 crores during the year recording a growth of 14% over the previous year. The match business grew by 10% to Rs.201.68 crores and the Engineering business grew by 33 % to Rs.13.18 crores during the year. Net profit of the company stood at Rs.6.33 crores.

The agro forestry activity of the company witnessed appreciable expansion. 2.5 million high quality ETPs (Entire transplants or saplings) were sold to farmers in North India. Apart from creating a long term sustainable supply of a critical raw material, the agro forestry mission of the company is directly contributing to improving the green cover in the region.

The scheme of amalgamation of subsidiary companies, Wimco Boards Ltd (WBL) and Wimco Seedlings Ltd. (WSL) with the company has been sanctioned by the Hon'ble High Court of Bombay Judicature and the order of the High Court has been filed with the Registrar of Companies, thereby making the scheme effective from 22nd February, 2008, although operative from 1st April, 2007 and accordingly, WBL and WSL have been dissolved without winding up with effect from 22nd February, 2008.

Landbase India Limited

Landbase India Ltd. (Landbase) owns and operates 'The Classic Golf Resort', a Jack Nicklaus Signature Course, 45 kms from Delhi. As reported in previous years, golf based resorts present attractive long-term prospects in view of their growing popularity all over the world. The company proposes to set up a destination luxury golf resort. The preparatory work towards developing a resort hotel at the Classic Golf Resort is at an advanced stage. Consultants were appointed during the year. Permissions required for the commencement of the project are awaited from the concerned authorities.

In accordance with the directions of the Haryana Government, the lockout declared in October 2006 at the Classic Golf Resort was lifted in August 2007. Subsequently, the company settled the disputes with the workmen under the supervision of the Labour Department of Haryana in January 2008 and simultaneously reopened the golf course. Operations at the Classic Golf Resort have resumed since then.

ITC Infotech India Limited

The underlying drivers of the long term trend towards outsourcing remain unimpaired. Nevertheless, the global outsourcing market, dominated by the US, is expected to take a slight pause consequent to the slowdown in the US economy and the fallouts of the sub-prime crisis. In mainland Europe and the Nordics, the shortage of skills continued to drive outsourcing. The Asia Pacific, India and Middle East markets remained on the growth track.

India continued to be the dominant location for offshore based IT services, despite the growing challenge from certain locations in East Europe, Latin America and closer home from the Philippines. Indian companies operating in this sector have grown on the strength of their ability to scale up, quality of talent and maturity of processes, all of which will remain sources of competitive advantage in the foreseeable future. However, the cost advantage of Indian companies in the IT services space was considerably eroded by the spiralling wage increases in the last few years, worsened by the sharp appreciation of the Rupee during the year under review. Consequently, growth and profitability were under pressure for a large number of industry players.

In these circumstances, the encouraging results achieved by the company during the year under review are a matter of satisfaction. The company, together with its subsidiaries in the US and UK successfully acquired over 25 new customers in the US and Europe and posted a 47% increase in total income.

Customer acquisition was driven by the development of new capabilities, differentiated offerings and pioneering solutions. The focus on the Nordic markets of Denmark, Finland, Sweden and Norway; and the opening of branches at Finland and Norway during the year in addition to the Denmark branch yielded excellent results and accounted for a significant portion of the revenue growth.

Consequently, the underlying profitability, adjusted for the profit on sale of investments of Rs.36 crores recorded in the previous year, improved significantly.

For the year under review:

(a) ITC Infotech India Ltd. registered a total income of Rs.263.95 crores (previous year Rs.205.18 crores) and a PAT of Rs.6.91 crores (previous year Rs.20.67 crores).

(b) ITC Infotech Ltd., UK, a wholly owned subsidiary of the company, registered a Turnover of GBP 17.87 million (previous year GBP 16.81 million) and a Net Profit of GBP 0.29 million (previous year GBP 0.12 million).

(c) ITC Infotech (USA), Inc., a wholly owned subsidiary of the company, registered total revenues of USD 18.09 million (previous year USD 9.31 million) and a Net Profit of USD 0.43 million (previous year Net Profit USD 0.18 million).

As reported last year, the company had restructured its organisation into 3 business clusters each focused on specific business verticals and supported with technical capabilities aligned to the target vertical. This strategy of organisation has clearly yielded results, especially in capability building, 'go to market' strategy formulation, aggressive customer acquisition and building a global delivery model.

In a survey conducted by Global Services in association with neoIT, the company was placed among the Top 100 service providers across four continents, in terms of operations, service offerings, client relationships and human capital. The company has been ranked in the 'Leaders Category for 2008 Global Outsourcing 100' by the International Association of Outsourcing Professionals (IAOP) for the second year in a row. The customer satisfaction survey carried out on behalf of the company clearly points to an increasing trend of satisfied customers.

In the course of the year, the company added a new vertical, Media and Entertainment, to the existing collection of verticals, namely Banking, Financial Services & Insurance, Travel, Hospitality & Transportation, Manufacturing and Consumer Packaged Goods & Retail. The company has built up a sizable funnel across incumbent verticals. In line with your Company's focus on the 'triple bottom line', the company has devised a holistic approach to deliver value to its customers through greener solutions including those aimed at increasing efficiency of clients' data centres.

The company is further strengthening its sales organisation with the opening of an office in Sweden to enhance its presence in the Nordic region. It continues to focus on deepening its capabilities to move up the value chain. It will also aggressively pursue inorganic growth opportunities to rapidly scale up its operations.

The company has reinforced its holistic approach to talent management, significantly focusing on training, development, engagement and retention of talent. It is constantly strategising to strengthen the value proposition for its employees. The company has recently migrated to a higher version of its ERP system to improve resource management and drive operational excellence.

The government's decision to extend tax holiday for export oriented Software Technology Parks of India (STPI) by one year till March 2010, is a favourable and supportive development.

In the light of its stronger customer relationships, deeper capabilities, differentiated offerings and solutions and greater sales bandwidth and wider geographic presence, the company is optimistic about its rapid future growth.

In the ITES segment, CLI3L e-Services Ltd. (CLI3L), a joint venture company of ITC Infotech India Ltd. and Sitel Operating Corporation, USA posted a total income of Rs.107.02 crores (previous year Rs.124.43 crores) with post tax profits of Rs.16.44 crores (previous year Rs.29.89 crores). The company has decided to exit from the Joint Venture and exercise its Put Options in a staggered manner under the Shareholders Agreement dated 28th May, 2003. As reported last year, your Company, in accordance with Article 16 of the Articles of Association of CLI3L, now holds the shares of the company in CLI3L and these shares shall be sold in line with the company's decision.

Technico Pty Limited

As stated in the earlier part of this Report, Russell Credit Ltd. acquired the entire shareholding in Technico Pty Ltd. (Technico), Australia effective 17th August, 2007. The principal activities of the company are anchored on the ownership of a unique horticulture technology and its downstream implementation and commercialisation. The company owns the proprietary 'TECHNITUBER®' technology for potatoes and has commercialised it through its wholly owned subsidiaries in different geographies, namely: Chambal Agritech Ltd., India; Technico Asia Holdings Pty Ltd., Australia (TAHL); Technico ISC Pty Ltd., Australia; Technico Horticultural (Kunming) Co. Ltd., China (100% subsidiary of TAHL); and Technico Technologies Inc. Canada. The company is also engaged in the marketing of 'TECHNITUBER®' seeds to global customers from the production facilities of its subsidiaries in India and China.

The acquisition of Technico Pty Ltd. will bring strong synergies to the potato value chain, enhancing farmer capabilities through access to high quality seeds and internationally benchmarked best practices in agronomy. Technico's leadership in the production of early generation seed potatoes will create significant value for your Company's Foods business by bringing distinctive product and quality advantages to the 'Bingo!' brand of potato chips.

Acquisition of Technico will also support your Company's abiding philosophy of contributing to the development of the agriculture-based rural economy and secure the competitiveness of the value chains created through its Agri and Foods businesses.

For the year under review:

a) Technico Pty Ltd., Australia registered a PAT of Australian Dollar (A$) 4.59 million (previous year loss of A$ 1.27 million) after writing back the provision of A$ 4.69 million created in earlier years towards diminution in value of its investments in its Indian subsidiary, Chambal Agritech Ltd.

b) Technico Asia Holdings Pty Ltd., Australia did not engage in any activity, other than holding the entire shareholding of Technico Horticultural (Kunming) Co. Ltd., China. The company had no earnings or costs.

c) Technico ISC Pty Ltd., Australia continued to be dormant during the year.

d) Technico Technologies Inc., Canada registered sales of Canadian Dollar (C$) 0.18 million (previous year C$ 0.10 million) and posted a net loss of C$ 0.28 million (previous year C$ 0.25 million).

e) Chambal Agritech Ltd., India registered a turnover of Rs.30.84 crores (previous year Rs.21.68 crores) and a Profit After Tax of Rs.6.15 crores (previous year Rs.3.08 cores). The Company's field seed program has been successfully demonstrated in the Indian market. The company has developed a robust contract farming network backed by a specialist team.

For the year ended 31st December, 2007 – Technico Horticultural (Kunming) Co. Ltd., China registered a turnover of Chinese Yuan (CNY) 14.31 million (previous year CNY 14.18 million) and posted a net profit of CNY 0.82 million (previous year CNY 2.16 million).

ITC Global Holdings Pte. Ltd.

The Judicial Managers have been conducting the affairs of ITC Global Holdings Pte. Ltd. ('Global') since 8th November, 1996 under the authority of the High Court of Singapore.

As stated in the previous years' Reports, the Judicial Managers of Global had filed a Writ against your Company in November 2002 before the Singapore High Court claiming approximately USD 18.10 million. Based on legal advice, your Company filed an appropriate application for setting aside the said Writ. On 2nd March 2006 the Assistant Registrar of the Singapore High Court set aside the service of writ of summons on the Company and some individuals. Subsequently in November 2006, your Company received a set of papers purportedly sent by Global including what appeared to be a copy of the earlier Writ of Summons. Your Company filed a fresh Motion in the Singapore High Court praying for setting aside the said Writ of Summons, which was upheld by the Assistant Registrar of the Singapore Court on 13th August 2007. Global has since filed an Appeal against this Order, which is awaiting hearing.

Meanwhile, pursuant to the application of the Judicial Managers, the Singapore Court on 30th November, 2007 ordered the winding up of Global, appointed a liquidator and discharged the Judicial Managers.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

The company completed yet another year of sustained good performance and maintained its market leadership in the Indian cigarette filter industry with a 60% value share. Gross Sales for the year ended 31st December, 2007 at Rs.97.09 crores represents a growth of 3.8% over the previous year. Pre-tax Profit increased by 8.7% to Rs.11.84 crores. The Board of Directors of the company recommended a dividend of 80% for the year, in line with that of the previous year.

While quality continues to be its prime focus, innovation and support to customers for product development has resulted in the company attaining the status of a preferred supplier. In a clear demonstration of this position, the company secured an export order for 370 million filter rods from the Taiwan Monopoly. The company is in the process of acquiring new machinery to augment production capacities and upgrade existing technology. Its superior productivity standards and operating parameters have enabled the company to rank among the best operating units in the Filtrona Group.

Maharaja Heritage Resorts Limited

Maharaja Heritage Resorts Ltd., a joint venture of your Company with Marudhar Hotels Private Ltd., currently operates 51 properties under the 'WelcomHeritage' brand. 6 more properties are under development.

During the year, for the third consecutive time, 'WelcomHeritage' received the 'Galileo-Express Award for Travel Tourism, 2007' for the Best Heritage Hotels Chain in India.

RISK MANAGEMENT

As a diversified enterprise, your Company has always had a system-based approach to business risk management. Backed by strong internal control systems, the current risk management framework consists of the following elements:

- The Corporate Governance Policy clearly lays down the roles and responsibilities of the various entities in relation to risk management. A range of responsibilities, from the strategic to the operational, is specified in the Governance Policy. These role definitions, inter alia, are aimed at ensuring formulation of appropriate risk management policies and procedures, their effective implementation and independent monitoring and reporting by Internal Audit.
- A combination of centrally issued policies and divisionally-evolved procedures brings robustness to the process of ensuring business risks are effectively addressed.
- Appropriate structures have been put in place to effectively address the inherent risks in businesses with unique / relatively high risk profiles.
- A strong and independent Internal Audit Function at the Corporate level carries out risk focused audits across all businesses, enabling identification of areas where risk management processes may need to be improved. The Audit Committee of the board reviews Internal Audit findings, and provides strategic guidance on internal controls. The Audit Compliance and Review Committee closely monitors the internal control environment within the Company and ensures that Internal Audit recommendations are effectively implemented.
- At the Business level, Divisional Auditors continuously verify compliance with laid down policies and procedures, and help plug control gaps by assisting Operating Management in the formulation of control procedures for new areas of operations.
- A robust and comprehensive framework of business planning and performance management ensures realisation of business objectives based on effective strategy implementation. The annual business planning exercise requires all businesses to clearly identify their top risks and set out a mitigation plan with agreed timelines and accountability. All businesses have confirmed that relevant business risks have been identified, assessed, evaluated and appropriate mitigation systems implemented.

The combination of policies and processes as outlined above adequately addresses the various risks associated with your Company's businesses. The senior management of the Company periodically reviews the risk management framework to maintain its contemporariness so as to effectively address the emerging challenges in a dynamic business environment.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Well established and robust internal audit processes, both at business and corporate levels, continuously monitor the adequacy and effectiveness of the internal control environment across the Company and the status of compliance with operating systems, internal policies and regulatory requirements. In the networked IT environment of your Company, validation of IT security continues to receive focused attention of the internal audit team, which includes IT specialists.

The Internal Audit function consisting of professionally qualified accountants, engineers and IT specialists, also reviews the quality of planning and execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate to yield 'value for money'.

Your Company's Internal Audit function is certified as complying to ISO 9001: 2000 quality standards in its processes.

The Audit Committee of your Board met 8 times during the year. It reviewed, inter alia, the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations including those relating to strengthening of the Company's risk management policies and systems. It also engaged in overseeing financial disclosures.

HUMAN RESOURCE DEVELOPMENT

Your Company's multi-business context poses unique challenges to the human resource function. Over the years, the Company has fashioned human resource management systems and processes, which aim to create a responsive, customer-centric and market-focused culture that enhances organisational capability and vitality. These systems and processes, operating in an enabling and empowering work environment, support winning performance.

The competitive context has made Talent Management a strategic priority. Your Company's unique employee value proposition backed by strong corporate equity has enabled attraction and retention of quality talent in a buoyant market. Your Company's conscious strategy of developing and supporting distributed leadership has ensured that each of your Company's businesses are managed by a team of competent and passionate leaders, capable of enhancing your Company's standing in the competitive market.
The enduring success of your Company rests on a unique culture that blends 'accountability' with 'care and concern'. This ability to simultaneously appeal to the heart and the mind represents the cultural DNA of your Company.

During the year under review, your Company's commitment to building harmonious employee relations was evident in the successful conclusion of long term agreements at its manufacturing units and hotel properties, and the smooth start of operations at greenfield locations.

The collaborative spirit of partnership across all sections of employees and their sense of ownership and commitment has sustained the culture of excellence, learning and readiness to change. The collective dedication of over 22,000 employees is helping your Company deliver superior customer and shareholder value.

Your Company's employees have a defining role in significantly accelerating its growth and transformation, thereby enhancing its position as one of India's most valuable corporations. Your Company salutes the unflinching commitment of its dedicated team of employees.

SUSTAINABILITY – CONTRIBUTION TO THE 'TRIPLE BOTTOM LINE'

Your Company's triple bottom line performance continued to improve across all the three dimensions, namely economic, environmental and social.

The Company's 4th Sustainability Report, published during the year under review, details the 'triple bottom line' performance and achievements of your Company in accordance with 'G3', the latest guidelines of Global Reporting Initiative (GRI). This report, independently assured by PricewaterhouseCoopers, conforms to the highest level 'A+' for reporting Sustainability performance. Your Company's 5th Sustainability Report covering the year 2007-08 is already in the process of publication and will be independently assured by Ernst & Young.

It is a matter of pride that your Company's Sustainability Report received two Readers' Choice Awards from GRI at the GRI International Conference, held in Amsterdam in May 2008. The Report has received the 3rd 'Overall Award' amongst Non OECD large company reports.

Your Company, the only one in the world with positive footprints in the 3 serious global environmental concerns, has further improved its 'water positive' and 'carbon positive' status. The Company, in 2007/08 not only recycled nearly 99% of all the solid wastes, but also used 1,63,245 tonnes of external waste paper as raw material in its paperboards units, thereby achieving the 3rd positive environmental footprint.

Your Company's strategies to become 'carbon positive' have yielded rewards through significant savings in energy costs. Seven Clean Development Mechanism (CDM) projects of the Company have been accepted by the CDM Executive Board set up under the 'Kyoto Protocols'.
A number of additional projects are in different stages of CDM registration.

The Bhadrachalam mill continues to be the only producer of 'Elemental Chlorine Free' (ECF) pulp and paperboards in India. The 'ITC Green Centre' in Gurgaon, certified by the US Green Building Council for Leadership in Energy & Environmental Design (USGBC-LEED) as the largest commercial 'Platinum Rated' building in the world when it was commissioned, continues to provide inspiration to the 'green buildings' movement in India.

Your Company continued its uncompromising dedication to maintaining the highest levels of safety, occupational health and environmental standards across all its units. Environment management systems at all manufacturing units and large hotels have been certified 'ISO 14001' compliant, while all manufacturing units have received 'OHSAS 18001' certification. These and several other certifications and awards, stated elsewhere in the Report, bear testimony to your Company's dedicated and uncompromising pursuit of the Triple Bottom Line.

The 'CII-ITC Centre of Excellence for Sustainable Development', set up by your Company and CII in 2006, has achieved significant milestones in creating awareness, promoting thought leadership and building capacity amongst Indian enterprises in the quest for sustainable development. The Centre gave away the 2nd 'CII-ITC Sustainability Awards' in December 2007, promoting role models in the Indian industry to catalyse superior sustainable performance. The Centre conducted the '1st Business Leaders Programme' in association with the Indian Institute of Management, Bangalore. Professor Stuart Hart from Cornell University, John Elkington from 'SustainAbility' and other senior leaders and experts in Sustainability helped 30 CEOs and senior managers from various Indian companies in appreciating the challenges and opportunities in sustainable development, inspiring them to start the virtuous cycle of sustainable development in their own organisations. The Centre's 2nd Sustainability Summit: Asia 2007 was held in New Delhi in association with Development Alternatives. The Summit, attended by more than 400 leaders from industries, NGOs and Government was supported by the Australian Government, Sustainability, World Wildlife Fund (WWF) & UN Environment Program. The Summit provided a platform for debate to foster partnerships for further actions on a number of important issues e.g. food security, linking farmers to markets, sustainable construction, responsible mining, sustainable financing and fostering inclusive growth.

Your Company deepened its imprint on the social sector by expanding to newer districts during the year. It continued with its proven strategy of concentrating on three main areas of interventions under Mission Sunehra Kal: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising women's economic empowerment and genetic improvement in livestock; and (c) community development, with focus on primary education and health and sanitation. Your Company is currently running social development projects in 47 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

Your Company's pioneering initiative of wasteland development through the Social Forestry programme has so far promoted plantations over 11,969 hectares in 406 villages, covering 13,492 poor households. The collaboration between ITC and the Government of Andhra Pradesh for wasteland development under 'Indira Kranthi Patham' continued during the year – 1,180 hectares of plantations were promoted through this public-private partnership taking the total to 2,972 hectares. The households covered under the Social Forestry programme continue to reap the benefits derived from cut plantations. Total income gained so far is Rs.4.36 crores from 903 hectares. Not only have their earnings per acre improved significantly from the sale of plantations, most beneficiaries have also ensured that the contribution to the Village Development Fund continues apace, which has grown to nearly Rs.68 lacs. Thus, their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

Your Company's Social Forestry and Farm Forestry programmes have together promoted plantations over a total area of 80,000 hectares todate.

The Soil & Moisture Conservation programme, designed to assist farmers in identified moisture-stressed districts, witnessed a rise in its coverage during the year. 648 water-bodies were created this year taking the total to 2,178 water-harvesting structures. These structures provide critical irrigation security to about 18,483 hectares. Active participation of our stakeholders has ensured sustainable long-term maintenance of these structures. Additionally, 16,496 hectares have also been treated for erosion resulting in preservation of precious topsoil for agriculture. In total, the watershed development programme today covers 34,979 hectares. During the year under review, your Company entered into a partnership with NABARD in Andhra Pradesh, Bihar and Madhya Pradesh. Together, these projects will cover soil and moisture conservation work on 17,500 hectares under a 5 year programme. Direct employment created by these interventions till date was 5.36 lac person-days. Todate, 686 active Water User Groups (WUGs) with over 33,000 members actively manage water distribution and collection of charges.

In continuation of its policy of providing an integrated solution for promoting a sustainable water management regime, your Company lays equal emphasis on ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of agricultural equipments including sprinkler sets. During 2007/08, 153 group irrigation projects were initiated and sprinkler sets benefiting 369 farmers were installed.

Sustainable agricultural practices received a major boost during the year with the promotion of 3,368 organic fertiliser units through vermi-composting and NADEP technologies. Farmers have tested various varieties of paddy, gram and wheat in 1,288 field demonstrations leading to participative selection of higher productive strains.

The sustainable livelihoods initiative of your Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvement of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. 95 cattle development centres already cover more than 1,900 villages providing artificial insemination to more than 80,000 milch animals. Integrated animal husbandry services were provided to nearly 48,000 milch animals during the year. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace: todate, 13,981 women have been organised under 972 self-help groups (SHG) with total savings of Rs.97.7 lacs. More than 9,900 women were gainfully employed either in micro-enterprises or through self-employment with the support of income generation loans.

Your Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	2007-08 (Cumulative Achievement)
Total Districts Covered	**Number**	**47**
Social and Farm Forestry	**Hectare**	**80000**
Soil and Moisture Conservation Programme	**Hectare**	**34979**
Sustainable Agricultural Practices		
Organic Fertiliser Units	Number	12706
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	95
Animal Husbandry Services	Milch Animals	128056
Economic Employment of Women		
SHG Members	Persons	13981
Women Entrepreneurs	Persons	9900
Primary Education		
Beneficiaries	Children	128000
Health and Sanitation		
Low Cost Sanitary Units	Number	2563

The advances made towards contributing to India's sustainable development goals have been possible, in large measure, to your Company's partnerships with some of the globally renowned NGOs like BAIF Development Research Foundation, Dhan, FES, MYRADA, Pratham, SEWA, SRIJAN and WOTR etc. These partnerships, which bring together the best in class management practices of your Company and the development experience and mobilisation skills of these NGOs, have demonstrated that it is possible to create innovative grass-roots solutions to some of India's complex problems of development.

R&D, QUALITY AND PRODUCT DEVELOPMENT

In today's dynamic business environment, innovation through a sustained process of Research & Development (R&D) is a critical growth driver. R&D will need to focus on the development and speedy commercialisation of globally competitive products, processes and technologies. Your Company pursues an R&D strategy premised on best-in-class benchmark research processes to secure sustainable and long-term competitiveness for all its businesses. Its priorities are focused on projects with high research content and high impact.

Over the last several years, your Company has assembled a pool of world-class scientists focused on plant breeding and genetics, agronomy, biotechnology, molecular biology and silviculture. At its state-of-the-art Food Technology Centre, your Company's R&D strategies have been progressed to leverage the potential of convergence between agricultural science, food science and the scientific dimensions of its personal care portfolio. Your Company's R&D continues to collaborate with other centres of excellence, and currently leverages expertise from University of Agricultural Science, Bangalore; Indian Institute of Science, Bangalore; CSIOR, Australia and CSIR, South Africa.

The Hotels Business continued to implement the 'Six Sigma Quality Process' supported by trained teams of black / green belts. The Paperboards, Paper & Packaging Businesses have put in place 'Total Productive Maintenance' (TPM) techniques to create and sustain international quality standards in their products and processes.

All manufacturing units of your Company have ISO quality certification. Almost all contract manufacturing units in the Foods Business and all large hotels have food safety and quality systems certified by the accredited 'third party' in accordance with 'Hazard Analysis Critical Control Points' (HACCP) standards. Additionally, the quality of all FMCG products of your Company is regularly monitored through 'Product Quality Ratings Systems' (PQRS).

The Leaf Tobacco and Printing & Packaging Businesses of your Company have achieved world-class ratings in the 'International Quality Rating Systems' (IQRS) for business excellence in which key processes are rated against international benchmarks and certified by accredited 'third party' independent assurance providers.

EXCISE

For the period prior to March, 1983, various Show Cause Notices were issued in respect of the Bangalore, Saharanpur and Munger factories of the Company between 1975 and 1985. These Show Cause Notices were assigned to the Director General of Inspection, Customs & Central Excise, New Delhi ('DG') who passed his Order on 10th April, 1986. Although the differential duty payable under the DG's Order was determined and paid by your Company on an admitted interpretation of Rule 5 of Central Excise (Valuation) Rules (which interpretation has since been upheld by the CEGAT and affirmed by the Supreme Court), the Excise Department raised doubts on such interpretation and issued revised demands under the DG's Order, in respect of Bangalore, Munger and Saharanpur factories. The Bangalore demand for Rs.27.58 crores was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999, which order was confirmed by the CEGAT, Chennai vide its Order dated 18th December, 2003. The department has filed an appeal before the Supreme Court, which is pending. The Saharanpur demand of Rs.80.30 crores was confirmed by the Commissioner (Appeals) to the extent of Rs.76.03 crores, which order was set aside by the CEGAT by its Order dated 2nd August, 2002 and the Department's appeal against this order was dismissed by the Supreme Court on 18th July, 2007. As regards the Munger factory the revised demand of Rs.8.29 crores under the DG's Order was dropped by the Commissioner of Central Excise, Patna vide his Order dated 20th September, 2001.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, again reopened some of the issues already settled by the Order of the DG, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. The Notices proposed to recover differential duties of Rs.43.88 crores (for Munger factory), Rs.143.22 crores (for Bangalore factory), Rs.31.05 crores (for Kidderpore factory), Rs.41.51 crores (for Parel factory) and Rs.26.43 crores (for Saharanpur factory). As already reported, the proceedings relating to the Bangalore, Parel and Munger Show Cause Notices stand concluded in favour of your Company. As regards the Show Cause Notice in respect of the Saharanpur factory, your Company has filed a writ petition in the Delhi High Court, which is pending. So far as the Kidderpore factory is concerned all pre-March 1983 valuation disputes stand resolved in favour of your Company pursuant to the finalisation of the provisional assessments.

With respect to the Munger factory, proceedings for finalisation of assessments resulted in the Deputy Commissioner's Orders dated 29th August, 2002 and 8th October, 2002 demanding Rs.13.09 crores and Rs.1.73 crores for clearances of cigarettes and smoking mixtures respectively which was confirmed by the Commissioner (Appeals), Patna vide his orders dated 22nd December, 2004, against which your Company has preferred appeals before CESTAT, Kolkata, which are pending. Your Company, has made pre-deposits of Rs.2 crores and Rs.0.55 crore against the aforesaid demands at the stage when its appeals were pending before Commissioner (Appeals), Patna.

In accordance with the law laid down by the CEGAT and upheld by the Supreme Court, the exorbitant duty demands under the aforesaid Show Cause Notices and orders on interpretation of Rule 5 of the Central Excise Valuation Rules, 1975 would stand virtually extinguished.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of the Order of the Director General as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excises & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. As reported in the previous year Report and Accounts and even earlier, the criminal case in respect of Bangalore factory was quashed by the court and in the proceedings relating to Saharanpur factory, the Special Court in Kanpur, on applications filed by the individuals concerned, discharged them. In Patna, upon applications filed by the individuals against dismissal of similar petitions by the Special Court in Patna, the High Court has stayed all further proceedings before the Special Court.

In all the above instances, your Directors are of the view that your Company has a strong case and the Show Cause, the Demand Notices and the Complaints are not sustainable.

Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19 (iv) in the Schedules to the Accounts and Note 19 (iii) in the Schedules to the Consolidated Financial Statements.

RECOVERY OF DUES FROM THE CHITALIAS AND ENQUIRY BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, U.S.A, a decree for USD 12.19 million together with interest and costs against Suresh and Devang Chitalia of U.S.A. and their companies, and that the

Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are yet to be determined.

As explained in the previous reports of the Directors, though the Company has written off the exports dues in foreign exchange from the Chitalias with the approval of the Reserve Bank of India, your Company continues with its recovery efforts in the Indian suit against the Chitalia associates. The suit is in progress.

In the proceedings initiated by the Enforcement Directorate, the return of non-relied documents in possession of the Enforcement Directorate, pursuant to the request of your Company, is in progress. In respect of some of the show cause memoranda issued by the Directorate, after hearing arguments on behalf of the Company, the appropriate authority has passed orders in favour of the Company, and dropped those memoranda.

The prosecutions launched by the Enforcement Directorate are pending.

TREASURY OPERATIONS

During the year, the Company's treasury operations continued to remain focused on proactively managing temporary surplus liquidity and foreign exchange exposures within the well defined risk management framework. The implementation of a state-of-the-art Integrated Treasury Management System has brought efficiencies to Treasury operations, enabling better cash management and monitoring of exposures on a real time basis.

The year under review was marked by a rise in volatility in all markets, including bonds, Government Securities, equities, foreign exchange etc. As markets started factoring the effects of the US sub-prime crisis, risk aversion became the dominant mood in global financial markets, resulting in pressures on liquidity. Although local markets also experienced higher volatility, RBI and SEBI were proactive in their regulation of the markets. Despite the volatility, your Company continued to improve its treasury performance due to its strong risk management processes and proactive monitoring of positions.

The deployment of temporary surpluses of the Company continued to be guided by the twin objectives of capital protection and return optimisation. In view of the range bound interest rate scenario, investments were made in liquid plus, floating rate, fixed maturity plans, short term funds and income schemes of Debt Mutual Funds. Deployments in long dated fixed deposits / fixed maturity plans were tailored in accordance with the capex and working capital needs of the Company.

In the foreign exchange markets, the Rupee appreciated sharply, threatening the competitiveness of Indian exports. However, due to RBI and Government intervention, the Rupee stabilised bringing much needed relief to exporters. In a scenario, where the US Dollar was under continuous pressure, the Company adopted an appropriate forex management strategy, including the use of simple options to manage the heightened volatility. However, it refrained from entering into any exotic derivative structure.

In view of the Rupee's sharp rise during the first half of the year, RBI allowed subvention on export credit for certain eligible products. The Company availed the benefit of lower cost finance to reduce the cost of working capital for its exporting businesses.

As in earlier years, commensurate with the large size of temporary surplus liquidity under management, treasury operations were supported by appropriate control mechanism, including an independent check of 100% of the transactions by your Company's Internal Audit Function.

TAXATION

As mentioned in the Report of the Directors of earlier years, the Company had obtained Stay Orders from the Hon'ble Calcutta High Court in respect of the Income Tax notices for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As also stated in the Report of the Directors of earlier years, in respect of similar Income Tax notices for re-opening the past assessments for the period 1st April, 1990 to 31st March, 1993, the Hon'ble Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. The status also remains unchanged.

PUBLIC DEPOSITS

Your Company's Public Deposit Scheme closed in the year 2000. As at 31st March 2008, 42 deposit holders had not claimed fixed deposits amounting to Rs.6.09 lacs. Reminders have been sent to these deposit holders by the Fixed Deposit Service Centre of your Company.

There was no failure to make repayments of Fixed Deposits on maturity and the interest due thereon in terms of the conditions of your Company's erstwhile Schemes.

INVESTOR SERVICE CENTRE

The Investor Service Centre (ISC) of your Company continues to provide high quality service through its trained and dedicated team of professionals supported by state-of-the-art infrastructure and systems.

ISC received the Quality Management System Certification ISO 9001:2000 in the year 2005 for a period of three years. This certification, which has been renewed during the year for a further period of three years, stands testimony to the exemplary standards that your Company's ISC has achieved in investor servicing.

DIRECTORS

Mr. Dinesh Kumar Mehrotra, who represented the Specified Undertaking of the Unit Trust of India ('SUUTI'), Mr. Sunil Behari Mathur, who represented the Life Insurance Corporation of India ('LIC'), and Mr. Pillappakkam Bahukutumbi Ramanujam, who represented the General Insurance Corporation of India and its erstwhile subsidiaries, resigned as Non-Executive Directors of your Company with effect from 27th July, 2007, consequent upon withdrawal of their representation by the respective Institutions. Mr. Charles Richard Green ceased to be a Non-Executive Director of your Company with effect from close of business on 31st March, 2008, consequent upon completion of his term.

Your Directors would like to record their appreciation of the services rendered by Messrs. Mehrotra, Mathur, Ramanujam and Green.

Mr. Anil Baijal and Mr. Dinesh Kumar Mehrotra were appointed by the Board of Directors (the 'Board') as Additional Non-Executive Directors of your Company with effect from 27th July, 2007, as representative of SUUTI and LIC, respectively. Dr. Ravinder Kumar Kaul was appointed by the Board as Additional Non-Executive Director of your Company with effect from 7th August, 2007 as representative of the General Insurers' (Public Sector) Association of India.

Mr. Sunil Behari Mathur and Mr. Pillappakkam Bahukutumbi Ramanujam were appointed by the Board as Additional Non-Executive Directors of your Company with effect from 27th July, 2007. Mr. Hugo Geoffrey Powell was appointed by the Board as Additional Non-Executive Director of your Company with effect from 7th May, 2008.

By virtue of the provisions of Article 96 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell and Dr. Kaul will vacate office at the ensuing Annual General Meeting of your Company and have filed their consents to act as Directors of the Company, if appointed. Your Board at its meeting held on 23rd May, 2008 recommended for the approval of the Members the appointment of Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell and Dr. Kaul as Non-Executive Directors of your Company, liable to retire by rotation, with effect from the date of the ensuing Annual General Meeting of the Company.

Dr. Basudeb Sen and Mr. Balakrishnan Vijayaraghavan were re-appointed as Non-Executive Directors of your Company with effect from 27th August, 2003 and their present term will expire on 26th August, 2008. Your Board at its meeting held on 23rd May, 2008 recommended for the approval of the Members their re-appointment as Non-Executive Directors of your Company, liable to retire by rotation, with effect from 27th August, 2008.

Notices have been received from Members of the Company under Section 257 of the Companies Act, 1956 for the appointment / re-appointment of Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell, Vijayaraghavan, Dr. Kaul and Dr. Sen as Directors. Appropriate resolutions seeking your approval to their appointment / re-appointment are appearing in the Notice convening the 97th Annual General Meeting of the Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Dr. Basudeb Sen, Mr. Balakrishnan Vijayaraghavan and Dr. Ram S. Tarneja will retire by rotation at the ensuing Annual General Meeting of your Company and, being eligible, offer themselves for re-election. The Board has recommended their re-election.

AUDITORS

The Auditors, Messrs. A. F. Ferguson & Co., retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment. Since not less than 25% of the subscribed Share Capital of your Company is held collectively by Public Financial Institutions, the re-appointment of Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956.

EMPLOYEE STOCK OPTION SCHEME

Under the Company's Employee Stock Option Scheme, 63,87,270 Ordinary Shares of Re.1/- each, were issued and allotted during the year upon exercise of 6,38,727 Options; such shares rank pari passu with the existing Ordinary Shares of your Company. Consequently, the Issued and Subscribed Share Capital of your Company, as on 31st March, 2008, stands increased to Rs. 3,76,86,10,050/- divided into 3,76,86,10,050 Ordinary Shares of Re.1/- each.

Details of the Options granted up to 31st March, 2008, and other disclosures as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 are set out in the Annexure to this Report.

The Company's Auditors, Messrs. A. F. Ferguson & Co., have certified that the Company's Employee Stock Option Schemes have been implemented in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the resolutions passed by the Members in this regard.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having:

a) followed in the preparation of the Annual Accounts, the applicable accounting standards with proper explanation relating to material departures if any;

b) selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21 - Consolidated Financial Statements, ITC Group Accounts form part of this Report & Accounts. These Group Accounts also incorporate the Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India. These Group accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The certificate of the Auditors, Messrs. A.F. Ferguson & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed.

Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report.

There were 205 employees who were employed throughout the year and were in receipt of remuneration aggregating Rs.24 lakhs or more or were employed for part of the year and were in receipt of remuneration aggregating Rs.2 lakhs per month or more during the financial year ended 31st March, 2008. None of the said employees is a relative of any Director of the Company. The information required under Section 217(2A) of the Companies Act, 1956 and the Rules thereunder, in respect of the aforesaid employees, is provided in the Annexure forming part of this Report. In terms of Section 219(1)(b)(iv) of the Act, the Report and Accounts are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection by Members at the Registered Office of the Company during business hours on working days up to the date of the ensuing Annual General Meeting, and if any Member is interested in obtaining a copy thereof such Member may write to the Company Secretary whereupon a copy would be sent.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "will" and other similar expressions as they relate to the Company and/or its businesses are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company's Board and employees are inspired by their vision of sustaining ITC's position as one of India's most valuable companies through world-class performance, creating enduring value for all stakeholders, including the shareholders and the Indian society. Each business within the portfolio is continuously engaged in upgrading strategic capability to effectively address the challenge of growth in an increasingly competitive market scenario. Effective management of diversity enhances your Company's adaptive capability and provides the intrinsic ability to effectively manage business risk. The vision of enlarging your Company's contribution to the Indian economy is manifest in the creation of unique business models that foster international competitiveness of not only its businesses but also the entire value chain of which it is a part.

Inspired by this Vision, driven by Values and powered by internal Vitality, your Directors look forward to the future with confidence.

3rd June, 2008
Virginia House
37 J L Nehru Road
Kolkata 700071
India

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Annexure to the Report of the Directors

Statement as at 31st March, 2008, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

a) Total number of Options granted / allocated*:

ITC Employee Stock Option Scheme						
2001	2002	2003	2004	2005	2006	Total
3,39,119	6,27,070	11,82,616	11,43,195	14,48,071	60,95,625	1,08,35,696

ITC Employee Stock Option Scheme - 2006	
2007	
55,77,343	55,77,343
Total	1,64,13,039

b) (i) Pricing Formula : The Pricing Formula, as approved by the Shareholders of the Company, shall be such price which is no lower than the closing price of the Company's share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or the average price of the Company's share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as determined by the Compensation Committee.

(ii) Exercise Price / Adjusted Exercise Price** : per Option, as applicable (Rs.) (Each Option represents 10 Ordinary Shares of Re.1/- each)

ITC Employee Stock Option Scheme					
2001	2002	2003	2004	2005	2006
779.95	617.90	679.90 / 453.27	880.45 / 586.97	1,531.65 / 1,021.10	1,814.00

ITC Employee Stock Option Scheme - 2006
2007
1661.00

		ITC Employee Stock Option Scheme	ITC Employee Stock Option Scheme - 2006	Total
c)	Total number of Options vested :	56,53,609	6,625	56,60,234
d)	Total number of Options exercised :	29,65,143	Nil	29,65,143
e)	Total number of Ordinary Shares of Re.1/- each : arising as a result of exercise of Options	2,96,51,430	Nil	2,96,51,430
f)	Total number of Options lapsed :	10,37,410	4,98,100	15,35,510
g)	Variation of terms of Options :	Nil		
h)	Money realised by exercise of Options (Rs. in Crore) :	201.49	Nil	201.49
i)	Total number of Options in force :	68,33,143	50,79,243	1,19,12,386

j) Details of Options granted to : As provided below -

I. Senior managerial personnel

	Name	Designation	No. of Options granted during the financial year
1.	Y. C. Deveshwar	Executive Chairman	1,35,000
2.	S. S. H. Rehman	Executive Director	67,500
3.	A. Singh	Executive Director	67,500
4.	K. Vaidyanath	Executive Director	67,500
5.	S. H. Khan	Non-Executive Director	9,000
6.	B. Sen	Non-Executive Director	9,000
7.	Ram S. Tarneja	Non-Executive Director	9,000
8.	B. Vijayaraghavan	Non-Executive Director	9,000
9.	S. M. Ahmad	Executive Vice President, Marketing, ITD	13,500
10.	N. Anand	Divisional Chief Executive, HD	20,250

	Name		Designation	No. of Options granted during the financial year
	11.	P. Banerjea	Executive Vice President, Risk Management & Strategic Initiatives	13,500
	12.	S. Basu	Executive Vice President, Internal Audit	12,000
	13.	S. Chandrasekhar	Senior Executive Vice President, Projects, Growth & Development, HD	12,000
	14.	B. B. Chatterjee	Executive Vice President & Company Secretary	13,500
	15.	P. Chatterjee	Chief Financial Officer	12,000
	16.	C. Dar	Divisional Chief Executive, LRBD	12,000
	17.	P. V. Dhobale	Divisional Chief Executive, PSPD	20,250
	18.	K. N. Grant	Divisional Chief Executive, ITD	28,125
	19.	R. G. Jacob	Group Head, Corporate Quality, R & D and Product Development	20,250
	20.	U. Lall	Services on Loan to Tobacco Institute of India	13,500
	21.	R. S. Naware	Divisional Chief Executive, FD	20,250
	22.	A. Nayak	Executive Vice President, Corporate Human Resources	20,250
	23.	A. R. Noronha	Executive Vice President, Technical, Projects & EHS, HD	13,500
	24.	S. Puri	Services on Loan to Subsidiary Company	13,500
	25.	T. V. Ramaswamy	Executive Vice President, Technical & Human Resources, ITD	13,500
	26.	S. Janardhana Reddy	Divisional Chief Executive, ABD-ILTD	13,500
	27.	S. C. Rustagi	Executive Vice President, Corporate EHS	13,500
	28.	S. K. Singh	Executive Vice President, Manufacturing, PSPD	12,000
	29.	S. Sivakumar	Divisional Chief Executive, ABD	20,250
	30.	R. Srinivasan	Head, Paper and Packaging Group	28,125
	31.	K. S. Suresh	General Counsel	13,500
	32.	R. Tandon	Executive Vice President, Finance & MIS, ITD	13,500
	33.	P. K. Verma	Executive Vice President, Operations, HD	13,500
	II. Any other employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year.	:	None	
	III. Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant.	:	None	
k)	Diluted Earnings per Share (EPS) pursuant to issue of Ordinary Shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'.	:	Rs. 8.25	

l)	(i) Method of calculation of employee compensation cost. :	The employee compensation cost has been calculated using the intrinsic value method of accounting for Options issued under the Company's Employee Stock Option Schemes. The employee compensation cost as per the intrinsic value method for the financial year 2007-08 is Nil.
	(ii) Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognised if it had used the fair value of the Options. :	Rs. 216.91 crores
	(iii) The impact of this difference on profits and on EPS of the Company. :	The effect on the net income and earnings per share, had the fair value method been adopted, is presented below:

Net Income		**Rs. in Crores**
As reported		3,120.10
Add: Intrinsic Value Compensation Cost		Nil
Less: Fair Value Compensation Cost (Black Scholes model)		216.91
Adjusted Net Income		2,903.19
Earnings Per Share	**Basic (Rs.)**	**Diluted (Rs.)**
As reported	8.29	8.25
As adjusted	7.71	7.67

m)	Weighted average exercise prices and weighted average fair values of Options granted for Options whose exercise price either equals or exceeds or is less than the market price of the stock. :	Weighted average exercise price per Option : Rs. 1,661.00 Weighted average fair value per Option : Rs. 541.93
n)	A description of the method and significant assumptions used during the year to estimate the fair values of Options :	The fair value of each Option is estimated using the Black Scholes Option Pricing model after applying the following key assumptions on a weighted average basis:

(i)	Risk-free interest rate	8.13%
(ii)	Expected life	4.6 years
(iii)	Expected volatility	29.88%
(iv)	Expected dividends	2.19%
(v)	The price of the underlying share in market at the time of Option grant	Rs.1,668.00

* *Bonus Options were allocated during 2005-06 on unvested Options in the same ratio as Bonus Shares (i.e. in the ratio of 1 Bonus Share for every 2 Ordinary Shares), in accordance with the ITC Employee Stock Option Scheme read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.*

***As adjusted on allocation of Bonus Options.*

Expansion of abbreviations used:

ITD	-	India Tobacco Division
HD	-	Hotels Division
PSPD	-	Paperboards & Specialty Papers Division
ABD	-	Agri Business Division
ABD - ILTD	-	Agri Business Division - Indian Leaf Tobacco Development
LRBD	-	Lifestyle Retailing Business Division
FD	-	Foods Division

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata, 3rd June, 2008

K. VAIDYANATH *Director*

Annexure to the Report of the Directors

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken :

All business units have continued to focus on improving their energy usage efficiencies, in line with the Company's declared commitment towards sustainable growth. Some of the measures adopted were:

i) Replacing existing wet scrubber with Cold Plasma Odor Abatement System in Saharanpur cigarette manufacturing unit.

ii) Installing a Rotary Uninterrupted Power Supply System in Munger cigarette manufacturing unit and thereby optimise standby DG (Diesel Generator) set operation.

iii) Installing spray Humidifiers in place of conventional humidifiers in Munger cigarette manufacturing unit.

iv) Redesigning process flow arrangements in Anaparti tobacco leaf-threshing unit to eliminate five air lift transport stages, using innovative piggyback transport arrangement.

v) Substitution of electrical heating system by oil fired steam heating system for the intermediate ingredient preparation in biscuit manufacturing units, leading to reduction of specific energy consumption.

vi) Upgrading and optimising steam, condensate and cooling water systems at Bhadrachalam, Tribeni & Kovai paperboards / paper factories.

vii) Replacement of centralised compressed air system with decentralised automated system in Tribeni specialty paper unit.

viii) Replacement of existing chillers with higher efficiency chillers in Bollaram paperboard-coating factory.

ix) Replacement of old DG set by a Natural Gas fired electrical generating set having waste heat recovery boiler in ITC Maurya, New Delhi.

x) Upgrading electrical grid supply voltage from 11 kV to 33 kV to obtain more reliable power supply thereby avoiding diesel generator running costs in Tiruvottiyur packaging & printing factory.

xi) Some of the common measures adopted in many business units include :

- Installation of higher efficiency screw chillers in place of existing chillers.
- Installing higher efficiency Air Handling Units (AHU) with enthalpy control in place of existing AHUs'.
- Replacement of existing fans and motors with higher efficiency units.
- Replacement of old boilers with higher efficiency boilers.
- Replacement of reciprocating air compressors sets with screw air compressors.
- Replacement of incandescent lamps with high efficiency discharge lamps / CFLs (Compact Fluorescent lamps).
- Use of variable speed drives for various applications.
- Installation of 'energy saver' on lighting circuits.
- Installation of thermostatic controllers for cooling towers.
- Installation of solar hot water and lighting systems.

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy:

i) New advanced cigarette making and packing technologies leading to lower specific energy consumption.

ii) Replacement of pulsating grate boiler by a higher efficiency boiler in Anaparti tobacco leaf-threshing plant.

iii) Use of RF (Radio Frequency) driers in biscuit manufacturing units.

iv) Installation of mini turbine to utilise vent steam in Bhadrachalam pulp & paperboards factory.

v) Replacement of inefficient vacuum pumps by energy efficient vacuum pumps in Bhadrachalam pulp & paperboards factory.

vi) Vacuum system upgradation for a paper machine in Tribeni specialty paper factory.

vii) Use of solar pumps, lighting & water heating system in Bollaram paperboard-coating factory.

viii) Ozone based washing system in hotel laundries.

ix) Natural gas fired calendar machine and tumble dryers for hotel laundries.

x) Use of solar energy for steam and hot water generation in different hotels.

xi) Further adoption of LED (Light Emitting Diodes) and HID (High Intensity Discharge) lamps together with greater automation of lighting controls using sensors and detectors in different hotels.

c) Impact of measures of (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The continued focus on energy conservation and preservation of natural resources has helped alleviate the pressures of higher fuel costs and poorer quality coal grades.

A) POWER AND FUEL CONSUMPTION

	For the Year ended 31st March, 2008	For the Year ended 31st March, 2007
Relating to Paperboards & Paper		
1. Electricity (Excluding Consumption in Colony)		
a) Purchased Units (KwH in Lacs)	**275**	240
Total Amount (Rs. in Lacs)	**1647**	1417
Rate / Unit (Rs.)	**5.99**	5.91
b) Own Generation		
i) Through Diesel Generation Units (KwH in Lacs)	**27**	4
Units / Litre of Diesel Oil	**2.92**	3.06
Cost / Unit (Rs.)	**11.74**	11.26
ii) Through Steam Turbine / Generator Units (KwH in Lacs)	**3428**	3231
Units / Kg. of Coal	**1.58**	1.85
Cost / Unit (Rs.) (considering all fuel types)	**1.99**	1.64

	For the Year ended 31st March, 2008			For the Year ended 31st March, 2007		
	Process	**Power**	**Total**	Process	Power	Total
2. Coal (Specify Quantity & Where Used) (Grades 'C' ROM & 'F' ROM)						
Quantity (M.T.)	**233519**	**217433**	**450953**	216284	174837	391121
Total Cost (Rs. in Lacs)			**8835**			7104
Average Rate (Rs. per M.T.)			**1959.17**			1816.50
3. Furnace Oil						
Quantity (KL)			**9621**			8756
Total Amount (Rs. in Lacs)			**1871**			1437
Average Rate (Rs. / KL)			**19448.25**			16416.56
4. Others/Internal Generation (De Oiled Bran & Saw Dust, etc.)						
Quantity (M.T.)			**95885**			73073
Total (Rs. in Lacs)			**1594**			1165
Rate / Unit (Rs.)			**1662.96**			1594.42
(LP Gas)						
Quantity (M.T.)			**1164**			964
Total (Rs. in Lacs)			**450**			325
Rate / Unit (Rs.)			**38628.68**			33679.35

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2008	For the Year ended 31st March, 2007
Products (Paper in M.T.)	**441479**	415064
Electricity (KwH)	**1010**	1006
Coal 'C/F' Grade (M.T.)	**0.53**	0.52
Furnace Oil (Litre)	**22**	21
Others - De Oiled Bran / Saw Dust / LP Gas, etc. (M.T.)	**0.134**	0.111

Note: Higher consumption due to non-availability of superior grade of coal and higher production of 'Value Added' grades

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

Research & Development

1. Specific areas in which R&D was carried out by the Company:

i) Research projects on taste and flavour enhancement and improving tobacco manufacturing processes.

ii) Development, testing and specification setting of cigarette packaging materials.

iii) Physical, chemical and low ignition propensity analysis for tobacco, cigarettes and packaging.

iv) Developments to improve productivity and leaf styles in the flue cured Virginia and Burley growth regions.

v) Development of superior tobacco Hybrids and Varieties.

vi) Development of portfolio of agriculturally beneficial micro-organisms and other biological / natural agricultural inputs.

vii) Development of drought and pest resistant hybrids of high yielding 'Bhadrachalam' clones.

viii) Development of cultivation practices for subabul.

ix) Development of low lignin content trees.

x) Development of special lightweight titanium dioxide loaded printing paper for high quality printing applications.

xi) Development of in-house Poly Film Manufacturing.

xii) Development of special Flexible Pouches.

xiii) Development of in-house Silk Screen Printing process on cartons.

xiv) Research on rheological properties of starches.

xv) Oil analysis & shelf life studies to develop food products with higher shelf life.

xvi) Development of analytical tools and protocols for food volatiles, flavours, spices, vitamins, nutritional labeling, microbial safety and textural analysis.

xvii) Development of surface value addition and innovative wash techniques for new flat knit range.

xviii) Development to achieve metallic finish on garments.

xix) Development of premium corduroy fabric, with minimum to zero pile movement.

2. Benefits derived as a result of the above R&D:

i) Enhanced capability to meet customer expectations and regulatory requirements, both in India & abroad.

ii) Achieving cost reduction and import substitution.

iii) Better quality control on cigarettes & packaging materials.

iv) Significantly higher yields from new hybrid tobacco lines.

v) Superior quality tobacco seedlings at lower cost of production and 30-40% reduction in water demand.

vi) Development of cost effective neem based formulation and other bio-pesticides.

vii) Enhanced fibre production and better pulp quality leading to reduced costs.

viii) Significant increase in subabul productivity.

ix) Reduction in environmental load and pulping costs.

x) Improved market share as well as value capture.

xi) Cost savings and greater control over quality in providing flexible packaging solutions.

xii) Meeting the packaging requirements of 'ready-to-eat' foods segment.

xiii) Meeting new packaging requirements, such as for 'Fiama Di Wills'.

xiv) The high precision chemical, physical, microbial and sensory analyses of constituents and food products have enabled optimisation of processes / products and deliver consistent quality and superior products to our customers. It has also permitted quantitative benchmarking.

xv) Ability to provide new value proposition to customers in knitwear.

xvi) Incorporation of metallic gold and silver finish in 'John Players' signature line.

xvii) Aero finish corduroys with 'no shading' performance for premium formal wear.

3. Future Plan of Action:

i) Use of environmental friendly materials for cigarette packaging.

ii) Work with academic institutions on corroborative research projects such as development of high performance cigarette filters.

iii) Develop understanding of genetic control and pathways, for accumulation of flavour compounds in flue cured Virginia tobacco.

iv) Evaluation of second series of tobacco hybrids and advanced breeding lines for region specific deployment.

v) Carry out potassium uptake studies in traditional black soils for possible enhancement in tobacco leaf quality traits.

vi) Development of superior strains of bio-fertiliser and bio-pesticides for offering differentiated products with enhanced shelf life.

vii) Evaluation of bio molecules and naturalytes as an extended product portfolio against target pests.

viii) Continue research on improvement of eucalyptus, subabul, bamboo and other pulp wood species.

ix) Develop in house metalising capability of films for flexible packaging.

x) Development of extrusion lamination process for packaging applications.

4. Expenditure on R & D:	**For the year ended 31st March, 2008 (Rs. in Lacs)**
i) Capital	6471.53
ii) Recurring	4661.25
iii) **Total**	**11132.78**
iv) Total R & D Expenditure as a % of	
– Gross Turnover	0.52
– Net Turnover	0.80

Technology Absorption, Adoption and Innovation

i) Hard link ups between cigarette makers and packers across different speed platforms.

ii) Cold plasma odour abatement system in cigarette factories.

iii) Mechanised cut tobacco handling system for tobacco despatches to contract manufacturers.

iv) Ozone bleaching technology for pulp bleaching.

v) Installation of super batch digesters in paper pulping process.

vi) Installation of complete flexible packaging line including blown film line, laminating machines, etc.

vii) Offset printing and carton line with Mitsubishi 6 colour offset printing machine, hot foil stamping with indexing facility, etc.

viii) Energy efficient PNG (Piped Natural Gas) fired boilers for hotel steam and hot water requirements. Use of gas engine generator sets for hotel stand by power requirements.

ix) Organic solid waste converter for food wastes in hotels.

Benefits Derived

i) Improved productivity and reduced wastes.

ii) More effective odour control and higher energy and water efficiencies.

iii) Reduced wastes and improved quality control.

iv) Very low AOX (Adsorbable Organic Halides) levels in effluents.

v) Reduced consumption of chemicals and greater retention of fibre strength.

vi) In-house capability to provide complete solutions in flexible packaging.

vii) Meeting packaging requirements of corrugated board box for new market segment.

viii) Reduction in energy costs and lower CO_2 emissions.

ix) Value creation by converting food waste to fertiliser.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Kolkata, 3rd June, 2008

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES IN INDIA

Certificate

To the Shareholders
ITC Limited

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2008, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the condition of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explantations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata, May 23, 2008

CEO and CFO Certification

We, Y. C. Deveshwar, Chairman and K. Vaidyanath, Executive Director, responsible for the finance function certify that :

a) We have reviewed the financial statements and cash flow statement for the year ended 31st March, 2008 and to the best of our knowledge and belief :

   i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

   ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

b) To the best of our knowledge and belief, no transactions entered into by the Company during the year ended 31st March, 2008 are fraudulent, illegal or violative of the Company's code of conduct.

c) We accept responsibility for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting. Deficiencies in the design or operation of such internal controls, if any, of which we are aware have been disclosed to the auditors and the Audit Committee and steps have been taken to rectify these deficiencies.

d) i) There has not been any significant change in internal control over financial reporting during the year under reference;

   ii) There has not been any significant change in accounting policies during the year requiring disclosure in the notes to the financial statements; and

   iii) We are not aware of any instance during the year of significant fraud with involvement therein of the management or any employee having a significant role in the Company's internal control system over financial reporting.

Kolkata,
23rd May, 2008

Executive Director   Chairman

Balance Sheet as at 31st March, 2008

	Schedule	31st March, 2008 (Rs. in Crores)		31st March, 2007 (Rs. in Crores)	
I. Sources of Funds					
1. Shareholders' Funds					
a) Capital	1	376.86		376.22	
b) Reserves & Surplus	2	11680.81	**12057.67**	10060.86	**10437.08**
2. Loan Funds					
a) Secured Loans	3	5.57		60.78	
b) Unsecured Loans	4	208.86	**214.43**	140.10	**200.88**
3. Deferred Tax-Net	5		**545.07**		**472.85**
Total			**12817.17**		**11110.81**
II. Application of Funds					
1. Fixed Assets	6				
a) Gross Block		8959.70		7134.31	
b) Less: Depreciation		2790.87		2389.54	
c) Net Block		6168.83		4744.77	
d) Capital Work-in-Progress		1126.82	**7295.65**	866.14	**5610.91**
2. Investments	7		**2934.55**		**3067.77**
3. Current Assets, Loans and Advances					
a) Inventories	8	4050.52		3354.03	
b) Sundry Debtors	9	736.93		636.69	
c) Cash and Bank Balances	10	570.25		900.16	
d) Other Current Assets	11	146.07		183.04	
e) Loans and Advances	12	1515.50		1215.80	
		7019.27		**6289.72**	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2786.97		2384.75	
b) Provisions	14	1645.33		1472.84	
		4432.30		**3857.59**	
Net Current Assets			**2586.97**		**2432.13**
Total			**12817.17**		**11110.81**

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 23rd May, 2008

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Profit and Loss Account for the year ended 31st March, 2008

	Schedule	For the year ended 31st March, 2008 (Rs. in Crores)	For the year ended 31st March, 2007 (Rs. in Crores)
IA. Gross Income		21966.84	19636.53
IB. Net Income			
Gross Sales		21355.94	19300.04
Less : Excise Duties and Taxes on Sales of Products and Services		7408.41	7135.75
Net Sales		13947.53	12164.29
Other Income	15	610.90	336.49
		14558.43	**12500.78**
II. Other Expenditure			
Raw Materials etc.	16	6016.70	5194.78
Manufacturing, Selling etc. Expenses	17	3531.50	3016.38
Depreciation		438.46	362.92
		9986.66	**8574.08**
III. Profit			
Profit before Taxation		4571.77	3926.70
Provision for Taxation	18	1451.67	1226.73
Profit after Taxation		3120.10	2699.97
Profit brought forward		647.53	562.06
Available for appropriation		**3767.63**	**3262.03**
IV. Appropriations			
General Reserve		1500.00	1250.00
Proposed Dividend		1319.01	1166.29
Income Tax on Proposed Dividend		224.17	198.21
Profit carried forward		724.45	647.53
		3767.63	**3262.03**
Earnings Per Share (Face Value Re. 1.00 each)	19(iii)		
On Profit after Taxation			
Basic		Rs. 8.29	Rs. 7.19
Diluted		Rs. 8.25	Rs. 7.16

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 23rd May, 2008

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Cash Flow Statement for the year ended 31st March, 2008

(Figures for the previous year have been rearranged to conform with the revised presentation)		For the year ended 31st March, 2008 (Rs. in Crores)		For the year ended 31st March, 2007 (Rs. in Crores)
A. Net Profit Before Tax		4571.77		3926.70
ADJUSTMENTS FOR :				
Depreciation	438.46		362.92	
Interest etc. – Net	(101.80)		(17.51)	
Income from Long Term Investments	(93.73)		(21.09)	
Income from Current Investments	(141.95)		(183.13)	
Fixed Assets – Loss on Sale/Write off – Net	17.97		17.40	
(Profit)/Loss on Sale of Current Investments – Net	(15.22)		(6.84)	
Excess of Fair Value over Cost of Current Investments	(23.36)		–	
Excess of Cost over Fair Value of Current Investments	–		20.60	
Unrealised (Gain)/Loss on Exchange – Net	3.89		(4.61)	
Liability no longer required written back	(88.11)	(3.85)	(25.60)	142.14
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		4567.92		4068.84
ADJUSTMENTS FOR :				
Trade and Other Receivables	(194.35)		(271.32)	
Inventories	(696.49)		(717.75)	
Trade Payables	459.34	(431.50)	321.83	(667.24)
CASH GENERATED FROM OPERATIONS		4136.42		3401.60
Income Tax Paid		(1413.46)		(1260.41)
NET CASH FROM OPERATING ACTIVITIES		**2722.96**		**2141.19**
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets	(2246.06)		(1742.94)	
Sale of Fixed Assets	3.63		3.82	
Purchase of Business [See Note 1 Below]	(38.83)		(38.83)	
Purchase of Current Investments	(27558.99)		(28539.75)	
Sale/Redemption of Current Investments	27741.01		29026.35	
Purchase of Long Term Investments	(10.22)		(51.13)	
Sale of Long Term Investments	–		0.01	
Income from Long Term Investments Received	92.24		20.63	
Income from Current Investments Received	143.43		182.96	
Interest Received	97.87		21.86	
Refund of Deposits towards Property Options	91.19		47.50	
Loans Given	(246.79)		(77.37)	
Loans Realised	194.74		64.11	
NET CASH USED IN INVESTING ACTIVITIES		**(1736.78)**		**(1082.78)**
C. Cash Flow from Financing Activities				
Proceeds from issue of Share Capital	44.63		42.39	
Proceeds/(Repayments) from Long Term Borrowings	(5.85)		29.16	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	19.40		51.99	
Interest etc. Paid	(17.08)		(8.62)	
Dividends Paid	(1158.98)		(989.43)	
Income Tax on Dividend Paid	(198.21)		(139.56)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(1316.09)**		**(1014.07)**
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(329.91)**		**44.34**
OPENING CASH AND CASH EQUIVALENTS		**900.16**		**855.82**
CLOSING CASH AND CASH EQUIVALENTS		**570.25**		**900.16**
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances		570.25		900.16

Note :

1. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.	232.99	232.99
Cash paid [including Rs. 38.83 Crores (2007 - Rs. 38.83 Crores) during the year as per scheme of repayment]	194.15	155.32
Balance Payable	38.84	77.67

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 23rd May, 2008

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Schedules to the Accounts

(Figures for the previous year have been rearranged to conform with the revised presentation)	**As at 31st March, 2008 (Rs. in Crores)**	As at 31st March, 2007 (Rs. in Crores)
1. Capital		
Authorised		
5,00,00,00,000 Ordinary Shares of Re. 1.00 each (2007 - 5,00,00,00,000 Ordinary Shares of Re.1.00 each)	500.00	500.00
Issued & Subscribed		
3,76,86,10,050 Ordinary Shares of Re.1.00 each, fully paid (2007 - 3,76,22,22,780 Ordinary Shares of Re.1.00 each, fully paid)	376.86	376.22

A) Of the above, following were allotted:

a) as fully paid up Bonus Shares –

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares –

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under Employee Stock Option Scheme the Company has granted (net of Options lapsed*) :

a) 5,54,180 (2007 – 5,63,891) Options in 2002-03, all of which have been exercised.

b) 10,91,728 (2007 – 10,91,728) Options in 2003-04 (including 1,83,501 Bonus Options allocated on unvested Options), of which 10,78,605 vested Options have been exercised.

c) 10,88,158 (2007 – 10,90,259) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 7,26,251 vested Options have been exercised.

d) 13,80,055 (2007 – 13,99,818) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 3,06,478 vested Options have been exercised.

e) 54,00,643 (2007 – 57,59,125) Options in 2006-07, of which 16,107 vested Options have been exercised.

f) 50,79,243 Options in 2007-08, of which no Option has been exercised.

Note:

Each Option entitles the holder thereof to apply for and be allotted 10 Ordinary Shares of the face value of Re.1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

Schedules to the Accounts

		As at 31st March, 2008 (Rs. in Crores)		As at 31st March, 2007 (Rs. in Crores)
2. Reserves And Surplus				
General Reserve				
At commencement of the year	8501.45		7251.62	
Less: Adjustment consequent to recomputation as of 01.04.2006 of liability for defined benefit plans in accordance with the provisions of AS -15 (Revised) : Employee Benefits (Net of deferred tax Rs. 0.08 Crores)	–		0.17	
Add: From Profit and Loss Account	1500.00	**10001.45**	1250.00	**8501.45**
Share Premium				
At commencement of the year	488.97		447.28	
Add: On issue of Shares	43.99	**532.96**	41.69	**488.97**
Capital Reserve		**2.48**		**2.48**
Capital Redemption Reserve		**0.30**		**0.30**
Revaluation Reserve				
At commencement of the year	57.08		59.17	
Less: To Profit and Loss Account				
– Depreciation	0.72		1.48	
– Disposal of Fixed Assets	0.24	**56.12**	0.61	**57.08**
Contingency Reserve		**363.05**		**363.05**
Profit and Loss Account		**724.45**		**647.53**
		11680.81		**10060.86**

3. Secured Loans		
Loans and Advances from Banks		
Cash/Export Credit Facilities *	5.57	60.78
	5.57	**60.78**

* Secured by charge over certain current assets of the Company, both present and future.

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
4. Unsecured Loans		
Short Term Loans		
From Banks – Temporary overdraft in cash credit account	–	15.84
– Export Credit Facilities	86.34	–
Other Loans		
From Banks (Due within one year Rs. 5.57 Crores, 2007 – Rs. 1.42 Crores)	31.84	30.45
From Others – Sales tax deferment loan (interest free) (Due within one year Rs. 0.24 Crore, 2007 – Rs. 0.28 Crore)	90.68	93.81
	208.86	**140.10**

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
5. Deferred Tax - Net		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	706.31	612.33
On excise duty on closing stock	126.48	115.93
	832.79	**728.26**
Deferred Tax Assets		
On employees' separation and retirement etc.	19.85	20.26
On provision for doubtful debts/advances	6.19	5.91
On State and Central taxes etc.	261.61	229.11
Other timing differences	0.07	0.13
	287.72	**255.41**
Deferred Tax - Net	**545.07**	**472.85**

Schedules to the Accounts

6. Fixed Assets

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2008 (Rs. in Crores)	Net Book Value as at 31st March, 2008 (Rs. in Crores)
Trademarks & Goodwill	10.89	0.05	–	10.94	0.60	–	3.59	7.35
Know-how, Business and Commercial Rights	60.36	–	–	60.36	7.59	–	25.29	35.07
Land Freehold *	475.73	225.21	0.22	700.72	–	–	–	700.72
Buildings Freehold *	1280.64	267.05	6.40	1541.29	29.43	2.57	236.59	1304.70
Leasehold Properties	89.94	31.36	0.51	120.79	1.15	0.47	5.99	114.80
Licensed Properties - Building Improvement	16.40	13.37	–	29.77	3.07	–	7.36	22.41
Railway Sidings etc.	1.17	–	–	1.17	0.05	–	0.73	0.44
Plant & Machinery	4445.58	1211.80	28.72	5628.66	305.86	19.40	2096.61	3532.05
Capitalised Software	68.64	37.89	–	106.53	16.46	–	43.24	63.29
Computers, Servers and Other I.T. Equipments	315.08	35.02	6.32	343.78	41.66	5.85	190.02	153.76
Furniture & Fixtures	319.36	47.08	8.03	358.41	28.36	6.31	167.69	190.72
Motor Vehicles etc.	50.52	14.02	7.26	57.28	4.95	3.25	13.76	43.52
	7134.31	**1882.85**	**57.46**	**8959.70**	**439.18**	**37.85**	**2790.87**	**6168.83**
Capital Work-in-Progress	866.14	1897.87	1637.19	1126.82	–	–	–	1126.82
Total	**8000.45**	**3780.72**	**1694.65**	**10086.52**	**439.18**	**37.85**	**2790.87**	**7295.65**
Previous Year	6470.57	2401.48	871.60	8000.45	364.40	40.30	2389.54	5610.91

@ Original Cost/Professional Valuation as at 30th June, 1986

Land Freehold includes the provisional purchase price of (a) Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement (b) Rs. 7.60 Crores in respect of land at Mysore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 6 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act, 1950 for which compensation has not yet been determined.

The Suit filed by third party in September 1980 for cancellation of lease in respect of Wakf land in Bangalore pertaining to ITC Windsor has been dismissed. Consequently the resolution passed by the Wakf Board on 3rd, 4th and 5th, June 1981, cancelling the lease got revived. The resolution has been challenged before the Wakf Tribunal and the matter is sub judice. Dispossession has been stayed by the Hon'ble High Court of Karnataka in separate proceedings which is also applicable to the proceedings before Wakf Tribunal. In the opinion of the management based upon legal advice, the Company's title to the property is tenable.

Buildings Freehold include Rs. 328.39 Crores (2007 - Rs. 162.98 Crores) aggregate cost of building on leasehold land situated at various locations.

Trademarks purchased Rs. 6.04 Crores (2007 - Rs. 5.99 Crores) under "Trademarks & Goodwill" are being amortised over 10 years.

Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 60.36 Crores (2007 - Rs. 60.36 Crores) : -

– Rs. 47.34 Crores (2007 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.

– Rs. 4.97 Crores (2007 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.

– Rs. 8.05 Crores (2007 - Rs. 8.05 Crores) acquired in earlier years are being amortised over 5 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 886.67 Crores (2007 - Rs. 794.58 Crores).

Capital Work-in-Progress includes intangible assets yet to be capitalised Rs. 19.53 Crores (2007 - Rs. 26.04 Crores).

Depreciation for the year includes Rs. 0.72 Crore (2007 - Rs. 1.48 Crores) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments				
Long Term				
A. TRADE INVESTMENTS				
International Travel House Limited 2,87,600 Equity Shares of Rs.10.00 each, fully paid	0.65		0.65	
Gujarat Hotels Limited 17,33,907 Equity Shares of Rs.10.00 each, fully paid	1.94		1.94	
CLI3L e-Services Limited 1,49,99,999 Equity Shares of Rs.10.00 each, fully paid		51.13		51.13
Hill Properties Limited 3 Class 'A' Equity Shares of Rs.1,20,000.00 each, Rs.1,18,000.00 per share paid		0.04		0.04
Modern Flats Private Limited 4,300 Equity Shares of Rs.10.00 each, fully paid (cost Rs. 43,000.00)		...		...
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs.10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *		1.19		1.19
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs.10.00 each, fully paid		2.32		2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Atur Park Co-operative Housing Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Maharaja Heritage Resorts Limited 90,000 Equity Shares of Rs.100.00 each, fully paid		0.90		0.90
Bihar Hotels Limited 8,00,000 Equity Shares of Rs. 2.00 each, fully paid [(2007 - 40,000 Equity Shares of Rs.10.00 each, fully paid) consequent to Sub-division and issue of Bonus Shares during the year]		0.04		0.04
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Ordinary Shares of Rs.10.00 each, fully paid		16.00		16.00
Wills Corporation Limited 48,85,626 Ordinary Shares of Rs.10.00 each, fully paid		4.88		4.88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs.10.00 each, fully paid 7,54,22,400 Equity Shares of Rs.10.00 each, Rs. 6.50 per share paid		619.29 39.22		619.29 39.22
ITC Infotech India Limited 2,52,00,000 Equity Shares of Rs.10.00 each, fully paid		25.14		25.14
Landbase India Limited 40,00,000 Equity Shares of Rs.10.00 each, fully paid		12.57		12.57
ITC Global Holdings Pte. Limited (under liquidation) 89,99,645 Ordinary Shares of US $1.00 each, fully paid *		25.58		25.58
BFIL Finance Limited 2,00,00,000 Equity Shares of Rs.10.00 each, fully paid 15,00,000 - 18.5% Non-Convertible Debentures of Rs.100.00 each, renewed at 0%		20.00 15.00		20.00 15.00
Carried over	2.59	833.30	2.59	833.30

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
SUBSIDIARY COMPANIES (Contd.) Brought forward	2.59	833.30	2.59	833.30
Surya Nepal Private Limited 19,82,400 Ordinary Shares of Nepalese Rs.100.00 each, fully paid		7.05		7.05
Srinivasa Resorts Limited 1,63,20,477 Equity Shares of Rs.10.00 each, fully paid		18.53		18.53
Fortune Park Hotels Limited 4,50,008 Equity Shares of Rs.10.00 each, fully paid		0.45		0.45
Bay Islands Hotels Limited 11,875 Equity Shares of Rs.100.00 each, fully paid		0.12		0.12
King Maker Marketing Inc. 204 Shares of Common Stock with no par value (100 Shares acquired during the year)		10.23		0.01
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (2007 - cost Rs. 94,500.00)		0.01		0.01
D. OTHER INVESTMENTS				
Coffee Futures Exchange India Limited 1 Equity Share of Rs.10,000.00 each, fully paid (cost Rs.10,000.00)		...		...
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited) 1/2 % Registered Debentures, fully paid (cost Rs.15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs.10.00 each, fully paid	0.05		0.05	
Total Long Term Investments (At cost)	**2.64**	**869.70**	**2.64**	**859.48**
Current				
OTHER INVESTMENTS				
Unit Trust of India 6.75% US-64 Tax Free Bonds 1,23,09,770 (2007 - 1,23,44,658) Bonds of Rs.100.00 each, fully paid (35,073 Bonds acquired and 69,961 Bonds sold during the year)		123.10		120.00
6.60% US-64 Tax Free Bonds 14,29,578 (2007 - 17,19,000) Bonds of Rs.100.00 each, fully paid (5,07,503 Bonds acquired and 7,96,925 sold during the year)		14.18		16.03
National Bank for Agricultural and Rural Development Nil (2007 - 50,000) 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid (50,000 Bonds sold during the year)		–		49.13
80,000 5% Tax Free Bonds of Rs.10,000.00 each, fully paid		79.66		78.29
National Housing Bank Nil (2007 - 2,500) 5.25% Tax Free Bonds of Rs.1,00,000.00 each, fully paid (2,500 Bonds sold during the year)		–		24.38
Indian Railway Finance Corporation Limited Nil (2007 - 250) 5.20% Tax Free Bonds of Rs.10,00,000.00 each, fully paid (250 Bonds sold during the year)		–		24.58
500 4.77 % Tax Free Bonds of Rs.10,00,000.00 each, fully paid (200 Bonds acquired and sold during the year)		49.11		48.39
Nuclear Power Corporation of India Limited 220 4.75% Tax Free Bonds of Rs.10,00,000.00 each, fully paid		21.69		21.27
Carried over		287.74		382.07

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		287.74		382.07
Power Finance Corporation Limited 2,000 10.40% Tax Free Bonds of Rs.1,00,000.00 each, fully paid		20.31		23.10
ICICI Bank Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid		131.29		107.14
ABN AMRO FTP Series 3 Yearly Plan Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
ABN AMRO FTP Series 4 - Quarterly Plan - C - Dividend Reinvestment on Maturity Nil (2007 - 2,52,53,942) Units of Rs.10.00 each (2,11,390 Units purchased and 2,54,65,332 Units sold during the year)		–		25.26
ABN AMRO FTP Series 4 - Quarterly Plan - E - Dividend on Maturity Nil (2007 - 2,51,01,734) Units of Rs.10.00 each (4,47,456 Units purchased and 2,55,49,190 Units sold during the year)		–		25.10
ABN AMRO FTP S8 Yearly Plan D - Institutional Growth 2,00,00,000 (2007 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased and Nil Units sold during the year)		20.00		–
ABN AMRO Interval Fund - Quarterly Plan H Interval Dividend - Reinvestment 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Birla Cash Plus - Institutional Premium Plan - Daily Dividend - Reinvestment Nil (2007 - 7,28,72,688) Units of Rs.10.00 each (1,02,08,48,515 Units purchased and 1,09,37,21,203 Units sold during the year)		–		73.01
Birla Cash Plus - Institutional Premium - Growth 91,80,966 Units of Rs.10.00 each		10.00		10.00
Birla FTP - Institutional - Series Y - Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
Birla FTP - Institutional - Series AA - Growth 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
Birla FTP - Institutional - Series AC - Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Birla FTP - Quarterly - Series 5 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Quarterly - Series 7 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Quarterly - Series 9 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Quarterly Series 10 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Carried over		529.34		770.68

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		529.34		770.68
Birla FTP - Series H - Growth Nil (2007 - 1,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,50,00,000 Units sold during the year)		–		15.00
Birla Income Plus - Quarterly Dividend - Reinvestment 12,34,75,977 (2007 - Nil) Units of Rs.10.00 each (12,34,75,977 Units purchased and Nil Units sold during the year)		130.64		–
Birla Sun Life Income Fund - Quarterly Dividend - Reinvestment 62,94,566 (2007 - Nil) Units of Rs.10.00 each (62,94,566 Units purchased and Nil Units sold during the year)		6.69		–
Birla Sun Life Short Term Fund - Fortnightly Dividend - Reinvestment 8,45,34,890 (2007 - Nil) Units of Rs.10.00 each (13,36,82,746 Units purchased and 4,91,47,856 Units sold during the year)		84.98		–
BSL Quarterly Interval - Series 4 - Dividend Payout 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
Canara Robeco Interval Monthly Institutional Dividend Fund 1,49,82,620 (2007 - Nil) Units of Rs.10.00 each (1,49,82,620 Units purchased and Nil Units sold during the year)		15.00		–
Canara Robeco Liquid Fund - Institutional - Growth 2,39,78,529 Units of Rs.10.00 each		30.00		30.00
Chola Liquid Institutional Plus - Cumulative Option Nil (2007 - 1,43,11,999) Units of Rs.10.00 each (Nil Units purchased and 1,43,11,999 Units sold during the year)		–		20.00
DBS Chola FMP - Series 6 (Quarterly Plan - 3) Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
DBS Chola Short Term Floating Rate Fund - Daily Dividend Reinvestment Plan 99,85,999 (2007 - Nil) Units of Rs.10.00 each (87,68,91,107 Units purchased and 86,69,05,108 Units sold during the year)		10.00		–
DSP Merrill Lynch - Fixed Maturity Plan - 3M - Series 3 - Institutional Dividend 1,00,44,725 (2007 - Nil) Units of Rs.10.00 each (1,00,44,725 Units purchased and Nil Units sold during the year)		10.04		–
DSP Merrill Lynch Fixed Maturity Plan - 3M - Series 6 - Institutional Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
DSP Merrill Lynch Fixed Term Plan - Series 1L - Dividend Institutional Reinvestment Dividend Nil (2007 - 2,51,500) Units of Rs.1,000.00 each (3,937 Units purchased and 2,55,437 Units sold during the year)		–		25.15
DWS Fixed Term Fund - Series 14 - Dividend Plan Payout Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
DWS Fixed Term Fund - Series 16 - Institutional Plan - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Carried over		851.69		960.83

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		851.69		960.83
DWS Fixed Term Fund - Series 23 - Dividend Option Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
DWS Fixed Term Fund - Series 35 - Dividend Plan 2,00,00,000 (2007 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased and Nil Units sold during the year)		20.00		–
DWS Fixed Term Fund - Series 41- Institutional Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
DWS Short Maturity Fund - Weekly Dividend Option 4,36,56,442 (2007 - Nil) Units of Rs.10.00 each (15,82,24,369 Units purchased and 11,45,67,927 Units sold during the year)		44.50		–
GSSIF - Investment Plan - Quarterly Dividend 44,34,828 (2007 - Nil) Units of Rs.10.00 each (44,34,828 Units purchased and Nil Units sold during the year)		4.65		–
HDFC FMP 90D January 2007(3) - Wholesale Plan Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
HDFC FMP 367D August 2007 - Wholesale Plan - Growth 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
HDFC FMP 90D January 2008 (VI) - Wholesale Plan Dividend Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
HDFC Income Fund - Dividend Reinvestment 1,14,45,230 (2007 - Nil) Units of Rs.10.00 each (1,14,45,230 Units purchased and Nil Units sold during the year)		11.77		–
HDFC Short Term Plan - Fortnightly - Dividend Reinvestment 3,89,76,077 (2007 - Nil) Units of Rs.10.00 each (4,88,60,307 Units purchased and 98,84,230 Units sold during the year)		40.24		–
HSBC Fixed Term Series 1 - Growth Nil (2007 - 1,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,00,00,000 Units sold during the year)		–		10.00
HSBC Fixed Term Series 13 - Institutional-Growth Nil (2007 - 1,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,50,00,000 Units sold during the year)		–		15.00
HSBC Fixed Term Series 14 - Dividend Reinvestment Nil (2007 - 2,58,15,392) Units of Rs.10.00 each (4,48,942 Units purchased and 2,62,64,334 Units sold during the year)		–		25.82
HSBC Fixed Term Series 15 - Institutional - Dividend Reinvestment Nil (2007 - 2,55,45,605) Units of Rs.10.00 each (10,28,909 Units purchased and 2,65,74,514 Units sold during the year)		–		25.55
HSBC Fixed Term Series 47 - Institutional Dividend 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
HSBC Interval Fund - Plan 2 - Institutional Dividend 1,00,28,237 (2007 - Nil) Units of Rs.10.00 each (1,00,28,237 Units purchased and Nil Units sold during the year)		10.03		–
Carried over		1052.88		1087.20

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1052.88		1087.20
ICICI Prudential FMP Series 39 - Six Months Plan A - Retail Dividend Pay Dividend 5,00,00,000 (2007 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		–
ICICI Prudential FMP Series 41 - Fourteen Months Plan Institutional Cumulative 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
ICICI Prudential FMP Series 42 - Three Months Plan C - Retail Dividend Pay Dividend 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
ICICI Prudential - Flexible Income Plan - Dividend - Daily - Reinvestment Dividend 4,14,57,485 (2007 - Nil) Units of Rs.10.00 each (44,25,11,884 Units purchased and 40,10,54,399 Units sold during the year)		43.84		–
ICICI Prudential Institutional Income Plan - Dividend Quarterly - Reinvestment Dividend 3,00,46,190 (2007 - Nil) Units of Rs.10.00 each (3,00,46,190 Units purchased and Nil Units sold during the year)		31.72		–
ICICI Prudential Institutional Short Term Plan DR - Fortnightly - Reinvestment Dividend 4,07,89,929 (2007 - Nil) Units of Rs.10.00 each (8,34,80,171 Units purchased and 4,26,90,242 Units sold during the year)		45.31		–
ING Vysya Fixed Maturity Fund - XXXI - Institutional Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
ING Vysya Fixed Maturity Fund - XXXII - Institutional Growth 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
ING Vysya Fixed Maturity Fund Series XV - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
JM Fixed Maturity Fund Series IV - Quarterly Plan 1 - Dividend Reinvestment Nil (2007 - 2,53,73,213) Units of Rs.10.00 each (93,800 Units purchased and 2,54,67,013 Units sold during the year)		–		25.37
JM Fixed Maturity Fund Series IV - Quarterly Plan 4 F3 - Dividend Reinvestment Nil (2007 - 2,51,91,423) Units of Rs.10.00 each (3,36,845 Units purchased and 2,55,28,268 Units sold during the year)		–		25.19
JM Interval Fund - Quarterly Plan 1 - Institutional Dividend Plan 2,49,81,763 (2007 - Nil) Units of Rs.10.00 each (2,49,81,763 Units purchased and Nil Units sold during the year)		25.00		–
Kotak Bond (Short Term) - Monthly Dividend 5,10,06,283 (2007 - Nil) Units of Rs.10.00 each (8,97,57,808 Units purchased and 3,87,51,525 Units sold during the year)		51.32		–
Kotak FMP 3M Series 8 - Dividend Reinvestment Nil (2007 - 2,53,44,328) Units of Rs.10.00 each (1,18,203 Units purchased and 2,54,62,531 Units sold during the year)		–		25.33
Carried over		1380.07		1188.09

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1380.07		1188.09
Kotak FMP 3M Series 10 - Dividend Reinvestment Nil (2007 - 2,52,43,621) Units of Rs.10.00 each (2,43,917 Units purchased and 2,54,87,538 Units sold during the year)		–		25.24
Kotak FMP 3M Series 11 - Dividend Nil (2007 - 2,51,51,409) Units of Rs.10.00 each (3,89,318 Units purchased and 2,55,40,727 Units sold during the year)		–		25.15
Kotak FMP 3M Series 12 - Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (5,61,086 Units purchased and 2,55,61,086 Units sold during the year)		–		25.00
Kotak FMP 3M Series 14 - Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (5,82,233 Units purchased and 2,55,82,233 Units sold during the year)		–		25.00
Kotak FMP 3M Series 27 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Kotak FMP 12M Series 4 - Institutional - Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Kotak FMP 14M Series 2 - Institutional - Growth 2,50,00,000 Units of Rs.10.00 each		25.00		25.00
Kotak FMP Series XIV - Growth Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
LIC MF Liquid Fund - Growth Plan 3,13,93,239 (2007 - 2,41,75,107) Units of Rs.10.00 each (72,18,132 Units purchased and Nil Units sold during the year)		40.00		30.00
Lotus India Fixed Maturity Plan - 3 Months - Series XXV - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Lotus India Fixed Maturity Plan - 14 Months - Series II - Institutional Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
Lotus India Fixed Maturity Plan - 375 Days - Series V - Institutional Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Lotus India Short Term Plan - Institutional Weekly Dividend 4,87,33,919 (2007 - Nil) Units of Rs.10.00 each (4,87,33,919 Units purchased and Nil Units sold during the year)		49.34		–
Principal Income Fund - Institutional Plan Dividend Reinvestment - Quarterly 2,84,09,835 (2007 - Nil) Units of Rs.10.00 each (5,06,39,476 Units purchased and 2,22,29,641 Units sold during the year)		32.57		–
Principal PNB Fixed Maturity Plan (FMP - 34) 91 Days Series VII - Feb 07 Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Principal PNB Fixed Maturity Plan (FMP - 35) 91 Days Series VIII - Feb 07 Dividend Payout Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
Carried over		1581.98		1443.48

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1581.98		1443.48
Principal FMP Series V (FMP - 39) 385 Days Plan Institutional Growth Plan - Aug 07 2,00,00,000 (2007 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased and Nil Units sold during the year)		20.00		–
Prudential ICICI FMP Series 34 - One Year Plan - A - Institutional - Dividend Reinvestment Nil (2007 - 2,54,84,777) Units of Rs.10.00 each (11,80,931 Units purchased and 2,66,65,708 Units sold during the year)		–		25.49
Prudential ICICI FMP Series 35 - Three Months Plan - A - Retail - Dividend Reinvestment Nil (2007 - 5,06,80,000) Units of Rs.10.00 each (2,65,563 Units purchased and 5,09,45,563 Units sold during the year)		–		50.68
Prudential ICICI FMP Series 35 - Three Months Plan C - Retail Dividend Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
Prudential ICICI FMP Series 37 - Quarterly Plan B - Retail Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Prudential ICICI Hybrid FMP 13 Months Plan - Institutional - Dividend - Reinvestment - Quarterly Nil (2007 - 2,58,44,026) Units of Rs.10.00 each (4,73,979 Units purchased and 2,63,18,005 Units sold during the year)		–		25.84
Reliance Fixed Horizon Fund I - Quarterly Plan - Series IV - Dividend Reinvestment Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
Reliance Fixed Horizon Fund II - Quarterly Plan - Series II - Institutional Dividend Reinvestment Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Reliance Fixed Horizon Fund II - Quarterly Plan - Series IV - Institutional Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Reliance Fixed Horizon Fund II - Quarterly Plan - Series V - Institutional Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
SBI Debt Fund Series 15 Months (July 06) - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Standard Chartered Fixed Maturity Plan - Quarterly Series 3 - Dividend Reinvestment Nil (2007 - 2,53,69,000) Units of Rs.10.00 each (Nil Units purchased and 2,53,69,000 Units sold during the year)		–		25.37
Standard Chartered Fixed Maturity Plan - Quarterly Series 4 - Dividend Reinvestment Nil (2007 - 2,52,76,000) Units of Rs.10.00 each (Nil Units purchased and 2,52,76,000 Units sold during the year)		–		25.28
Carried over		1601.98		1821.14

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1601.98		1821.14
Standard Chartered Fixed Maturity Plan - Quarterly Series 7 - Dividend Reinvestment Nil (2007 - 2,51,44,500) Units of Rs.10.00 each (3,96,277 Units purchased and 2,55,40,777 Units sold during the year)		–		25.14
Standard Chartered FMP - Quarterly Series 25 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Standard Chartered FMP - Quarterly Series 26 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Standard Chartered FMP - Quarterly Series 27 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Standard Chartered FMP - Quarterly Series 28 - Dividend 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
Standard Chartered Liquidity Manager - Daily Dividend Nil (2007 - 2,50,07,456) Units of Rs.10.00 each (8,110 Units purchased and 2,50,15,566 Units sold during the year)		–		25.00
Sundaram BNP Paribas Fixed Term Plan - 367 Days Series Plan 1- Institutional - Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Sundaram BNP Paribas Fixed Term Plan Series XXV (90 Days) Dividend Reinvestment Plan Nil (2007 - 2,51,66,452) Units of Rs.10.00 each (3,97,328 Units purchased and 2,55,63,780 Units sold during the year)		–		25.17
Sundaram BNP Paribas Bond Saver - Institutional - Dividend - Quarterly 45,24,494 (2007 - Nil) Units of Rs.10.00 each (45,24,494 Units purchased and Nil Units sold during the year)		4.67		–
TATA Fixed Horizon Fund - Series 2B Option (18 Months) - Growth Nil (2007 - 1,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,00,00,000 Units sold during the year)		–		10.00
TATA Fixed Horizon Fund - Series 6 - Scheme A - Dividend Reinvestment Nil (2007 - 2,59,60,703) Units of Rs.10.00 each (4,57,842 Units purchased and 2,64,18,545 Units sold during the year)		–		25.96
TATA Fixed Horizon Fund - Series 6 - Scheme H - Dividend Reinvestment Nil (2007 - 2,55,26,019) Units of Rs.10.00 each (2,99,979 Units purchased and 2,58,25,998 Units sold during the year)		–		25.53
TATA Fixed Horizon Fund - Series 8 - Scheme E - Periodic Dividend - Institutional Reinvestment Nil (2007 - 2,53,52,317) Units of Rs.10.00 each (1,11,268 Units purchased and 2,54,63,585 Units sold during the year)		–		25.35
TATA Fixed Horizon Fund - Series 9 - Scheme D - Dividend Reinvestment Nil (2007 - 2,51,61,153) Units of Rs.10.00 each (3,59,531 Units purchased and 2,55,20,684 Units sold during the year)		–		25.16
Carried over		1671.65		2008.45

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1671.65		2008.45
TATA Fixed Horizon Fund - Series 9 - Scheme E - Periodic Dividend - Institutional Plan Nil (2007 - 2,51,08,436) Units of Rs.10.00 each (4,61,606 Units purchased and 2,55,70,042 Units sold during the year)		–		25.11
TATA Fixed Horizon Fund Series 13 - Scheme B - IG - Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
TATA Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
TATA Floating Rate Short Term Institutional Plan - Daily Dividend 3,89,85,964 (2007 - Nil) Units of Rs.10.00 each (57,79,61,185 Units purchased and 53,89,75,221 Units sold during the year)		39.01		–
Templeton INDIA INCOME Fund - Dividend Reinvestment 1,10,07,552 (2007 - Nil) Units of Rs.10.00 each (1,10,07,552 Units purchased and Nil Units sold during the year)		11.54		–
Templeton India SHORT TERM INCOME PLAN Institutional - Weekly Dividend Reinvestment 17,22,550 (2007 - Nil) Units of Rs.1,000.00 each (27,02,987 Units purchased and 9,80,437 Units sold during the year)		173.15		–
UTI - Bond Fund - Dividend Plan - Reinvestment 2,81,41,758 (2007 - Nil) Units of Rs.10.00 each (2,81,41,758 Units purchased and Nil Units sold during the year)		30.88		–
UTI Fixed Income Interval Fund - Quarterly Interval Plan Series I - Institutional Dividend Plan Payout 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
UTI -Floating Rate Fund - Short Term Plan (Dividend Option) - Reinvestment 63,882 (2007 - 61,306) Units of Rs.1,000.00 each (2,576 Units purchased and Nil Units sold during the year)		6.49		6.23
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/I - Dividend - Reinvestment Nil (2007 - 2,53,51,805) Units of Rs.10.00 each (1,17,189 Units purchased and 2,54,68,994 Units sold during the year)		–		25.35
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/II - Dividend - Reinvestment Nil (2007 - 2,53,25,057) Units of Rs.10.00 each (1,50,100 Units purchased and 2,54,75,157 Units sold during the year)		–		25.33
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/I - Dividend - Reinvestment Nil (2007 - 5,05,03,512) Units of Rs.10.00 each (4,62,385 Units purchased and 5,09,65,897 Units sold during the year)		–		50.50
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/II - Dividend - Reinvestment Nil (2007 - 2,51,49,665) Units of Rs.10.00 each (3,94,489 Units purchased and 2,55,44,154 Units sold during the year)		–		25.15
Carried over		1982.72		2166.12

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1982.72		2166.12
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/I - Dividend - Reinvestment Plan Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/II - Dividend - Reinvestment Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (5,75,983 Units purchased and 2,55,75,983 Units sold during the year)		–		25.00
UTI Fixed Maturity Plan Quarterly Series QFMP/1206/II - Dividend - Reinvestment Nil (2007 - 1,52,62,659) Units of Rs.10.00 each (Nil Units purchased and 1,52,62,659 Units sold during the year)		–		15.26
UTI Fixed Maturity Plan - QFMP (0208/I) - Institutional Dividend - Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
UTI Fixed Maturity Plan - QFMP (0208/II) - Institutional Dividend Plan - Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
UTI Fixed Maturity Plan Quarterly Series - QFMP (0308/I) - Institutional Dividend Plan - Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
UTI Short Term Income Fund Institutional - Income Option - Reinvestment 7,49,83,107 (2007 - Nil) Units of Rs.10.00 each (7,49,83,107 Units purchased and Nil Units sold during the year)		76.26		–
UTI Balanced Fund-Income-Payout Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.04
Total Current Investments		**2088.98**		**2232.42**
Total of Quoted and Unquoted Investments		**2961.32**		**3094.54**
Less: Provision for Long Term Investments*		26.77		26.77
TOTAL OF INVESTMENTS		**2934.55**		**3067.77**

Total Market Value of Quoted Investments : 2008 - Rs. 13.42 Crores (2007 - Rs. 13.30 Crores); Total Value of Unquoted Investments : 2008 - Rs. 2958.68 Crores (2007 - Rs. 3091.90 Crores). Total Value of Quoted Investments : 2008 - Rs. 2.64 Crores (2007 - Rs. 2.64 Crores).

7. **Investments (Contd.)**

During the year, the following Current Investments were purchased and sold :

(1) 2,50,00,000 Units of ABN AMRO Flexible Short Term Plan - Series A Quarterly Dividend at cost of Rs. 25.00 Crores

(2) 1,50,00,000 Units of ABN AMRO Flexible Short Term Plan - Series B Quarterly Dividend Pay at cost of Rs. 15.00 Crores

(3) 2,00,00,000 Units of ABN AMRO Flexible Short Term Plan C Quarterly Dividend Pay at cost of Rs. 20.00 Crores

(4) 2,55,20,324 Units of ABN AMRO FTP Series 5 Quarterly Plan A Dividend on Maturity at cost of Rs. 25.52 Crores

(5) 2,55,02,675 Units of ABN AMRO FMP Series 6 Quarterly Plan D Dividend on Maturity at cost of Rs. 25.50 Crores

(6) 2,55,22,765 Units of ABN AMRO FTP Series 7 Quarterly Plan A Maturity Dividend Reinvestment at cost of Rs. 25.52 Crores

(7) 2,55,30,895 Units of ABN AMRO FTP Series 7 Quarterly Plan B Dividend Reinvestment at cost of Rs. 25.53 Crores

(8) 2,55,48,367 Units of ABN AMRO FTP Series 7 Quarterly Plan C Dividend Reinvestment at cost of Rs. 25.55 Crores

(9) 22,02,94,693 Units of ABN AMRO Money Plus Fund - Institutional Plan - Daily Dividend at cost of Rs. 220.30 Crores

(10) 18,64,202 Units of AIG India Liquid Fund - SIP - Daily Dividend Reinvestment at cost of Rs. 186.57 Crores

(11) 81,39,193 Units of Birla Floating Rate Fund - Long Term - Weekly Dividend Reinvestment at cost of Rs. 8.15 Crores

(12) 99,78,148 Units of Birla Fixed Maturity Plan Quarterly Series 2 at cost of Rs. 10.00 Crores

(13) 2,50,00,000 Units of Birla FTP Quarterly Series 13 - Dividend Payout at cost of Rs. 25.00 Crores

(14) 2,50,00,000 Units of Birla FTP Quarterly Series 14 Dividend Payout at cost of Rs. 25.00 Crores

(15) 2,00,00,000 Units of Birla Sun Life Interval Income Fund - Institutional - Quarterly - Sr 1 Dividend Pay at cost of Rs. 20.00 Crores

(16) 2,50,00,000 Units of Birla Sun Life Interval Income Fund Institutional Quarterly Plan - Series 2 DP at cost of Rs. 25.00 Crores

(17) 14,81,34,481 Units of Birla Sun Life Liquid Plus-Insititutional Plan- Daily Dividend at cost of Rs. 148.24 Crores

(18) 53,42,18,584 Units of Canara Robeco Floating Rate Short Term Daily Dividend Fund at cost of Rs. 548.11 Crores

(19) 2,49,79,766 Units of Canara Robeco Interval Monthly Institutional Dividend Fund at cost of Rs. 25.00.Crores

(20) 34,50,29,298 Units of Canara Robeco Liquid Fund - Institutional Daily Dividend Reinvestment at cost of Rs. 346.44 Crores

(21) 4,04,59,175 Units of Canara Robeco Liquid Plus - Institutional Plan - Daily Dividend Reinvestment at cost of Rs. 50.20 Crores

(22) 1,50,00,000 Units of CANBANK FMP 01 M Series1 (Close Ended) Payout at cost of Rs. 15.00 Crores

(23) 1,50,00,000 Units of DBS Chola FMP - Series 7 (Quarterly Plan - 2) Dividend at cost of Rs. 15.00 Crores

(24) 97,73,00,140 Units of Deutsche Insta Cash Plus Fund Super Institutional Daily Dividend at cost of Rs. 979.25 Crores

(25) 36,14,267 Units of DSP Merrill Lynch Cash Plus Fund - Institutional - Daily Dividend Reinvestment at cost of Rs. 361.46 Crores

(26) 18,09,178 Units of DSP Merrill Lynch Liquid Plus Institutional Plan - Daily Dividend at cost of Rs. 180.95 Crores

(27) 2,50,00,000 Units of DWS Fixed Term Fund Series 31 - Dividend Option Payout at cost of Rs. 25.00 Crores

(28) 63,62,95,277 Units of Fidelity Cash Fund - Super Institutional Daily Dividend Reinvestment at cost of Rs. 636.30 Crores

(29) 27,35,12,192 Units of Grindlays Floating Rate Fund Long Term - Plan B - Daily Dividend at cost of Rs. 273.58 Crores

(30) 2,31,11,186 Units of GSSIF - Short Term Plan C - Fortnightly Dividend at cost of Rs. 23.50 Crores

(31) 44,73,18,523 Units of HDFC Cash Management Fund - Saving Plan - Daily Dividend Reinvestment at cost of Rs. 475.79 Crores

(32) 17,45,97,009 Units of HDFC Cash Management Savings Plus - Wholesale Plan - Daily Dividend at cost of Rs. 175.15 Crores

(33) 1,00,05,599 Units of HDFC Floating Rate Income Fund - Long Term - Dividend Reinvestment at cost of Rs. 10.19 Crores

(34) 20,62,35,913 Units of HDFC Floating Rate Income Fund - STP - Dividend Reinvestment Daily Dividend at cost of Rs. 207.90 Crores

(35) 2,50,00,000 Units of HDFC FMP 90D April 2007 (5) - Wholesale Plan Dividend Payout at cost of Rs. 25.00 Crores

(36) 2,00,00,000 Units of HDFC FMP 90D Aug 2007 (6) - Wholesale Plan Dividend at cost of Rs. 20.00 Crores

Schedules to the Accounts

7. Investments (Contd.)

(37) 12,57,12,570 Units of HDFC Liquid Fund - Premium Plus Plan - Weekly Dividend - Reinvestment at cost of Rs. 156.24 Crores

(38) 5,09,89,561 Units of HSBC Cash Fund Institutional Plus Daily Dividend at cost of Rs. 51.02 Crores

(39) 2,47,26,667 Units of HSBC Fixed Term Series 14 - Growth at cost of Rs. 26.71 Crores

(40) 2,46,60,996 Units of HSBC Fixed Term Series 15 - Institutional Growth at cost of Rs. 26.70 Crores

(41) 27,33,14,364 Units of HSBC Floating Rate Short Term Institutional Plus Daily Dividend at cost of Rs. 274.03 Crores

(42) 45,56,085 Units of HSBC Floating Rate - Long Term - Institutional - Weekly Dividend Reinvestment at cost of Rs. 5.02 Crores

(43) 52,22,20,835 Units of HSBC Liquid Plus Fund Institutional Plus - Daily Dividend at cost of Rs. 522.88 Crores

(44) 2,50,00,000 Units of ICICI Prudential Quarterly Interval Plan - I Retail Dividend Pay at cost of Rs. 25.00 Crores

(45) 2,50,00,000 Units of ICICI Prudential - Quarterly Interval Fund II - Plan B - Dividend at cost of Rs. 25.00 Crores

(46) 1,00,00,100 Units of ICICI Prudential Long Term Floating Rate - Plan B - Dividend Reinvestment at cost of Rs. 10.15 Crores

(47) 2,00,00,000 Units of ING Vysya Fixed Maturity Fund - XXVI - Dividend at cost of Rs. 20.00 Crores

(48) 2,00,00,000 Units of ING Vysya Fixed Maturity Fund - XXX - Dividend Pay at cost of Rs. 20.00 Crores

(49) 2,50,00,000 Units of ING Vysya Fixed Maturity Fund - Series XXXIV Institutional Dividend at cost of Rs. 25.00 Crores

(50) 2,50,00,000 Units of ING Vysya Fixed Maturity Fund - Series XXXVI at cost of Rs. 25.00 Crores

(51) 2,36,49,662 Units of ING Vysya Income Fund - Short Term Plan Dividend Option Monthly Dividend at cost of Rs. 27.09 Crores

(52) 1,50,00,000 Units of ING Vysya Fixed Maturity Fund - XXIII - Dividend Payout at cost of Rs. 15.00 Crores

(53) 82,54,74,332 Units of ING Vysya Liquid Fund Super Institutional - Daily Dividend at cost of Rs. 825.87 Crores

(54) 6,41,54,833 Units of ING Vysya Liquid Plus Fund - Institutional Daily Dividend Option at cost of Rs. 64.18 Crores

(55) 2,55,20,448 Units of JM Fixed Maturity Fund - Series V - Quarterly Plan - Institutional Dividend at cost of Rs. 25.52 Crores

(56) 2,03,39,109 Units of JM Fixed Maturity Fund Series VI - Quarterly Plan 2 - Institutional Dividend at cost of Rs. 20.34 Crores

(57) 2,55,27,785 Units of JM FMP Series V - Quarterly Plan 2 - Dividend Reinvestment at cost of Rs. 25.53 Crores

(58) 7,50,91,949 Units of JM Money Manager Fund - Super Plus Plan - Daily Dividend Reinvestment at cost of Rs. 75.12 Crores

(59) 1,14,33,79,422 Units of Kotak Flexi Debt Scheme - Daily Dividend at cost of Rs. 1146.94 Crores

(60) 50,60,806 Units of Kotak Floater Long Term - Weekly Dividend Reinvestment at cost of Rs. 5.10 Crores

(61) 6,44,80,070 Units of Kotak Floater Short Term - Weekly Dividend at cost of Rs. 64.62 Crores

(62) 2,55,20,066 Units of Kotak FMP 3M Series 15 - Dividend Reinvestment at cost of Rs. 25.52 Crores

(63) 2,55,23,444 Units of Kotak FMP 3M Series 16 - Dividend Reinvestment at cost of Rs. 25.52 Crores

(64) 1,52,67,387 Units of Kotak FMP 3M Series 25 - Dividend Reinvestment at cost of Rs. 15.27 Crores

(65) 2,50,00,000 Units of Kotak FMP 3M Series 26 at cost of Rs. 25.00 Crores

(66) 46,47,42,266 Units of Kotak Liquid (Institutional Premium) - Daily Dividend at cost of Rs. 568.29 Crores

(67) 9,72,95,744 Units of LIC MF Floating Rate Fund - Short Term Plan - Dividend at cost of Rs. 98.78 Crores

(68) 1,12,28,18,214 Units of LIC MF Liquid Plan - Dividend at cost of Rs. 1232.87 Crores

(69) 1,52,54,208 Units of Lotus India Fixed Maturity Plan 3 Months Series XVI - Dividend Reinvestment at cost of Rs. 15.25 Crores

(70) 2,54,28,350 Units of Lotus India Fixed Maturity Plan 3M Series XIX - Dividend at cost of Rs. 25.43 Crores

(71) 50,01,019 Units of Lotus India Liquid Fund - Institutional - Daily Dividend Reinvestment at cost of Rs. 5.00 Crores

(72) 60,05,67,854 Units of Lotus India Liquid Plus Fund - Institutional Plan - Daily Dividend Reinvestment at cost of Rs. 601.51 Crores

Schedules to the Accounts

7. Investments (Contd.)

(73) 4,11,83,921 Units of Lotus India Short Term Plan - Institutional Plan Daily Dividend Reinvestment at cost of Rs. 41.45 Crores

(74) 1,39,60,09,689 Units of Principal Cash Management Liquid Option IP Premium Dividend Reinvestment Daily at cost of Rs. 1396.11 Crores

(75) 82,64,62,238 Units of Principal Floating Rate Fund - FMP - Institutional Daily Dividend at cost of Rs. 827.48 Crores

(76) 1,00,08,28,822 Units of Principal Floating Rate Fund - SMP - Institutional Option - Daily Dividend - Reinvestment at cost of Rs. 1000.90 Crores

(77) 3,18,84,705 Units of Principal Income Fund STP IP Dividend Reinvestment Weekly at cost of Rs. 34.54 Crores

(78) 2,50,00,000 Units of Principal PNB FMP 91 Days - Series XII at cost of Rs. 25.00 Crores

(79) 1,18,78,37,340 Units of Prudential ICICI Liquid Plan - Super Institutional Daily Dividend at cost of Rs. 1187.88 Crores

(80) 55,97,59,720 Units of Reliance Floating Rate Fund - Institutional Daily Dividend Reinvestment at cost of Rs. 563.64 Crores

(81) 43,19,930 Units of Reliance Liquid Plus Fund - Institutional Plan - Daily Dividend at cost of Rs. 432.53 Crores

(82) 66,45,00,892 Units of Reliance Liquidity Fund - Daily Dividend Reinvestment Option at cost of Rs. 664.71 Crores

(83) 2,03,44,580 Units of SBI Debt Fund Series - 90 Days - 13 - (Aug-07) - Dividend at cost of Rs. 20.34 Crores

(84) 1,46,11,760 Units of SBI MAGNUM Insta Cash Fund - Liquid Floater Plan - Dividend at cost of Rs. 15.02 Crores

(85) 13,18,51,752 Units of SBI Premier Liquid Fund - Super Institutional - Daily Dividend at cost of Rs. 132.28 Crores

(86) 31,84,021 Units of Standard Chartered Liquidity Manager - Plus - Daily Dividend at cost of Rs. 318.47 Crores

(87) 2,55,23,671 Units of Standard Chartered Fixed Maturity Plan Quarterly Series 9 Dividend Reinvestment at cost of Rs. 25.52 Crores

(88) 2,55,26,750 Units of Standard Chartered Fixed Maturity Plan Quarterly Series 10 Dividend Reinvestment at cost of Rs. 25.53 Crores

(89) 2,50,00,000 Units of Standard Chartered Fixed Maturity Plan - Quarterly Series 19 at cost of Rs. 25.00 Crores

(90) 1,00,00,000 Units of Sundaram BNP Paribas Fixed Income Interval Fund Quarterly Series B at cost of Rs. 10.00 Crores

(91) 65,42,35,418 Units of Sundaram BNP Paribas Liquid Plus Super Institutional Daily Dividend at cost of Rs. 654.79 Crores

(92) 7,66,60,847 Units of Sundaram Floater ST Institutional - Daily Dividend at cost of Rs. 77.06 Crores

(93) 38,91,34,380 Units of Sundaram Money Fund Super Institutional - Daily Dividend at cost of Rs. 392.84 Crores

(94) 54,78,47,615 Units of TATA Floater Fund - Daily Dividend at cost of Rs. 549.80 Crores

(95) 59,70,749 Units of TATA Liquid Super High Investment Fund - Daily Dividend at cost of Rs. 665.45 Crores

(96) 13,18,307 Units of TATA Liquidity Management - Daily Dividend at cost of Rs. 132.13 Crores

(97) 89,18,451 Units of TATA Short Term Bond Fund - Dividend at cost of Rs. 10.02 Crores

(98) 47,47,38,787 Units of Templeton Floating Rate Income Fund Short Term Institutional - Dividend Reinvestment at cost of Rs. 477.87 Crores

(99) 13,01,50,576 Units of Templeton Floating Rate Income Fund - LTP-Super Institutional Weekly Dividend at cost of Rs. 130.35 Crores

(100) 23,85,293 Units of Templeton India Treasury Management Account Super Institutional at cost of Rs. 238.59 Crores

(101) 52,08,567 Units of UTI - Liquid Plus Fund - Institutional Daily Dividend at cost of Rs. 520.89 Crores

(102) 2,55,14,226 Units of UTI Fixed Maturity Plan Quarterly Series QFMP/0407/I Dividend Reinvestment at cost of Rs. 25.51 Crores

(103) 2,55,12,392 Units of UTI Fixed Maturity Plan Quarterly Series QFMP/0407/II Dividend Plan - Reinvestment at cost of Rs. 25.51 Crores

(104) 2,00,00,000 Units of UTI Fixed Maturity Quarterly Series 08/07/II Institutional Dividend Pay at cost of Rs. 20.00 Crores

(105) 64,94,926 Units of UTI Liquid Cash Plan Institutional - Daily Income Option at cost of Rs. 662.12 Crores

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
8. Inventories		
Stores and Spare Parts	155.78	125.23
Raw Materials	2743.70	2110.22
Intermediates - Tissue Paper and Paper Board	50.65	52.48
Stock in Process	50.70	36.98
Finished Goods	1049.69	1029.12
	4050.52	**3354.03**

9. Sundry Debtors			
Over 6 months old			
Good and Secured *		62.13	101.40
Good and Unsecured	– From Subsidiaries	0.65	1.54
	– From Others *	47.79	41.08
Doubtful and Unsecured	– From Others	19.42	17.04
Other Debts			
Good and Secured		7.75	8.02
Good and Unsecured	– From Subsidiaries	12.61	8.30
	– From Others	618.03	487.77
		768.38	**665.15**
Less : Provision for Doubtful Debts		19.42	17.04
		748.96	**648.11**
Less : Deposits from normal Trade Debtors - Contra		12.03	11.42
		736.93	**636.69**

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 49.55 Crores (2007 - Rs. 103.35 Crores).

10. Cash and Bank Balances		
With Scheduled Banks		
On Current Accounts etc.	129.67	72.16
On Deposit Accounts	416.91	796.62
With Other Banks *	...	...
Cash and Cheques on hand	23.67	31.38
	570.25	**900.16**

Rs. 0.05 Crore (2007 - Rs. 0.05 Crore) on deposit in Karachi - Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 12,720/- (2007 - Rs. 12,720/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was Rs. 12,720/- (2007 - Rs. 12,720/-).

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
11. Other Current Assets		
Good and Unsecured		
Deposit towards Property Options	–	42.19
Deposits with Government, Public Bodies and Others @	133.44	128.81
Interest accrued on Loans, Advances etc.	0.97	0.85
Interest accrued on Investments	11.66	11.02
Dividend Receivable	–	0.17
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.38	1.38
	147.45	**184.42**
Less : Provision for Doubtful Deposits	1.38	1.38
	146.07	**183.04**

@ Deposit with subsidiary companies Rs. 2.56 Crores (2007 - Rs. 2.56 Crores).

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
12. Loans and Advances		
Good and Secured		
Loans to Subsidiaries	21.00	21.00
Advances to Others	6.95	9.97
Advances with Subsidiaries	56.65	56.81
Good and Unsecured		
Loans to Subsidiaries	215.64	167.86
Loans to Others *	32.91	28.64
Advances recoverable in cash or in kind or for value to be received **	650.65	393.39
Taxation (net of provisions)	75.90	21.85
Advances with Government and Public Bodies	416.29	487.73
Advances with Subsidiaries	39.51	28.55
Doubtful and Unsecured		
Loans	3.63	3.63
Advances recoverable in cash or in kind or for value to be received	10.37	9.79
	1529.50	**1229.22**
Less : Provision for Doubtful Loans and Advances	14.00	13.42
	1515.50	**1215.80**

Loans to Subsidiaries comprise of :

- Interest free loans to wholly owned subsidiaries :
  - ITC Infotech India Limited Rs. 162.75 Crores (2007 - Rs. 117.47 Crores)
    (The maximum outstanding during the year was Rs. 176.62 Crores; 2007 - Rs. 129.97 Crores).
  - BFIL Finance Limited Rs. 33.89 Crores (2007 - Rs. 35.39 Crores)
    (The maximum outstanding during the year was Rs. 37.24 Crores; 2007 - Rs. 37.24 Crores).
  - Landbase India Limited Rs. 40.00 Crores (2007 - Rs. 36.00 Crores)
    (The maximum outstanding during the year was Rs. 40.00 Crores; 2007 - Rs. 36.00 Crores).

* Includes Loans and Advances to Directors and to Company Secretary - Rs. 0.87 Crore (2007 - Rs. 1.01 Crores). The maximum indebtedness during the year was Rs. 1.01 Crores (2007- Rs. 1.14 Crores).

** Includes Capital Advances of Rs. 416.22 Crores (2007 - Rs. 264.06 Crores).

Schedules to the Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
13. Liabilities		
Acceptances	1.68	2.69
Sundry Creditors *		
Total outstanding dues of micro enterprises and small enterprises	2.15	0.18
Total outstanding dues of creditors other than micro enterprises and small enterprises **	2737.52	2343.26
Sundry Deposits	23.94	23.83
Unclaimed Dividend	32.97	25.66
Interest Accrued but not due on Loans	0.74	0.55
	2799.00	**2396.17**
Less : Deposits from normal Trade Debtors - Contra	12.03	11.42
	2786.97	**2384.75**

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 0.30 Crore (2007 - Rs. 0.30 Crore) maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit.

* Includes amounts due to Subsidiary Companies Rs. 40.81 Crores (2007 - Rs. 7.40 Crores).

** Includes amounts payable on acquisition of the Paperboards business (Kovai unit) Rs. 38.84 Crores (2007 - Rs. 77.67 Crores).

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
14. Provisions		
Fringe Benefit Tax (net of advance payment)	1.40	1.98
Provision for Retirement Benefits	50.75	56.36
Provision for Subsidiary	50.00	50.00
Proposed Dividend	1319.01	1166.29
Income Tax on Proposed Dividend	224.17	198.21
	1645.33	**1472.84**

		For the year ended 31st March, 2008 (Rs. in Crores)		For the year ended 31st March, 2007 (Rs. in Crores)
15. Other Income				
Miscellaneous Income		125.07		69.78
Doubtful Debts, Claims and Advances - previous years		0.03		0.35
Gain on Exchange - Net		17.02		8.91
Income from Long Term Investments – Trade	0.44		2.59	
– Subsidiary	93.29	93.73	18.50	21.09
Income from Current Investments – Others		141.95		183.13
Interest on Loans and Deposits, etc.		106.41		20.79
Profit on Sale of Current Investments – Net		15.22		6.84
Liability no longer required Written Back		88.11		25.60
Excess of Fair Value of Current Investments over Cost		23.36		–
		610.90		**336.49**

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs. 19.33 Crores (2007 - Rs. 4.69 Crores).

Schedules to the Accounts

	For the year ended 31st March, 2008 (Rs. in Crores)		For the year ended 31st March, 2007 (Rs. in Crores)	
16. Raw Materials etc.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	2110.22		1674.07	
Purchases	5110.80		4141.73	
	7221.02		5815.80	
Less : Closing Stock	2743.70	**4477.32**	2110.22	**3705.58**
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	19.15		26.95	
Agri Products				
– Soya Extraction	20.71		50.26	
– Soya Oil	15.20		19.55	
– Rice	109.17		473.02	
– Soya Seed	454.71		277.58	
– Coffee	124.68		121.68	
– Others	135.36		297.76	
Packaged Food Products	164.77		113.23	
Other Goods	564.88		463.40	
Packing Materials	47.88	**1656.51**	46.68	**1890.11**
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	445.76		354.00	
Smoking Tobaccos	0.67		0.68	
Printed Materials	6.96		7.21	
Agri Products				
– Soya Extraction	40.55		38.75	
– Soya Oil	11.22		9.92	
– Rice	43.20		31.54	
– Coffee	35.02		17.57	
– Others	146.10		102.77	
Paperboards and Paper	47.91		46.71	
Packaged Food Products	53.24		36.11	
Other Goods	172.26		113.05	
Packing Materials	26.23		19.30	
Intermediates - Tissue Paper and Paperboards	52.48		49.78	
Stock in Process	36.98		24.89	
	1118.58		852.28	
Closing Stock				
Cigarettes	476.88		445.76	
Smoking Tobaccos	0.86		0.67	
Printed Materials	6.18		6.96	
Agri Products				
– Soya Extraction	19.98		40.55	
– Soya Oil	4.90		11.22	
– Rice	13.35		43.20	
– Coffee	28.53		35.02	
– Others	26.56		146.10	
Paperboards and Paper	77.07		47.91	
Packaged Food Products	128.51		53.24	
Other Goods	251.46		172.26	
Packing Materials	15.41		26.23	
Intermediates - Tissue Paper and Paperboards	50.65		52.48	
Stock in Process	50.70		36.98	
	1151.04	**(32.46)**	1118.58	**(266.30)**
Total		**6101.37**		**5329.39**
Less : Waste/Raw Material Sales		111.44		205.02
		5989.93		**5124.37**
Excise Duties etc. on Increase/(Decrease) of Finished Goods		26.77		70.41
		6016.70		**5194.78**

Schedules to the Accounts

	For the year ended 31st March, 2008 (Rs. in Crores)		For the year ended 31st March, 2007 (Rs. in Crores)	
17. Manufacturing, Selling etc. Expenses				
Salaries/Wages and Bonus	610.24		510.22	
Contribution to Provident and Other Funds	50.41		57.58	
Workmen and Staff Welfare Expenses	84.35		70.47	
	745.00		638.27	
Less : Recoveries	11.68	733.32	8.12	630.15
Consumption of Stores and Spare Parts		173.96		155.13
Power and Fuel		309.90		253.00
Rent		120.42		93.99
Rates and Taxes		41.95		42.00
Insurance		35.26		46.94
Repairs				
– Buildings		32.83		33.51
– Machinery		73.52		65.32
– Others		25.24		22.27
Outward Freight and Handling Charges		548.40		456.51
Advertising/Sales Promotion - Net		427.83		288.15
Market Research		36.28		29.25
Doubtful and Bad Debts		6.01		1.69
Doubtful and Bad Advances, Deposits etc.		0.70		1.11
Information Technology Services		133.33		99.97
Travelling and Conveyance		140.23		132.61
Training		11.33		12.20
Legal Expenses		11.90		10.67
Postage, Telephone etc.		26.42		26.36
Brokerage and Discount - Sales		4.75		6.37
Brokerage and Discount - Others		1.23		0.62
Commission to Selling Agents		25.91		22.39
Excess of Cost over Fair Value of Current Investments		–		20.60
Bank Charges		7.34		7.41
Interest etc. Paid – Debentures, Term Loans and Fixed Deposits	6.34		1.37	
– Others	10.93		7.26	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	12.66	4.61	5.35	3.28
Miscellaneous Expenses		692.66		578.33
Fixed Assets and Stores Discarded - Net		18.92		19.07
		3644.25		3058.90
Deduct : Transfers to Fixed Assets etc. Accounts		112.75		42.52
		3531.50		**3016.38**
Miscellaneous Expenses include :				
(1) Auditors' Remuneration and Expenses (excluding taxes)				
Audit Fees		1.25		1.05
Tax Audit Fees		0.38		0.32
Fees for Limited Review		0.45		0.45
Fees for Other Services		0.52		0.40
Reimbursement of Expenses		0.17		0.10
(2) Cost Auditors' Fee		0.04		0.04
(3) Consultancy/Professional Fees		131.57		92.85

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs. 1.29 Crores (2007 - Rs. 1.18 Crores).

Schedules to the Accounts

	For the year ended 31st March, 2008 (Rs. in Crores)	For the year ended 31st March, 2007 (Rs. in Crores)
18. Provision for Taxation		
Income Tax for the year :		
Current Tax	1374.30	1214.89
Deferred Tax	82.70	32.10
Fringe Benefit Tax	23.97	16.08
	1480.97	**1263.07**
Less : Adjustments related to previous years - Net		
Current Tax	18.82	152.41
Deferred Tax	10.48	(116.07)
	29.30	**36.34**
	1451.67	**1226.73**

19. Notes to the Accounts

(i) Exchange difference in respect of forward exchange contracts to be recognised in the profit and loss account in the subsequent accounting period amounts to Rs. 0.46 Crore (2007 - Rs. 1.00 Crore).

(ii) (a) Claims against the Company not acknowledged as debts Rs. 308.08 Crores (2007 - Rs. 129.56 Crores). These comprise:

- Excise Duty, Sales Taxes and other Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 229.62 Crores (2007 - Rs. 56.07 Crores).
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 37.18 Crores (2007 - Rs. 33.71 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 37.01 Crores (2007 - Rs. 37.10 crores).
- Other matters Rs. 4.27 Crores (2007 - Rs. 2.68 Crores).

(b) Guarantees and Counter Guarantees outstanding

- Excise Rs. 5.77 Crores (2007 - Rs. 24.76 Crores).
- Others Rs. 9.13 Crores (2007 - Rs. 9.63 Crores).

(c) Uncalled liability on shares partly paid Rs. 26.40 Crores (2007 - Rs. 26.40 Crores).

	2008	2007
(iii) Earnings per share		
Earnings per share has been computed as under :		
(a) Profit after Taxation (Rs. Crores)	3120.10	2699.97
(b) Weighted average number of Ordinary Shares outstanding	3,76,41,67,486	3,75,76,36,907
(c) Effect of potential Ordinary Shares on Employee Stock Options outstanding	1,86,32,015	1,09,49,829
(d) Weighted average number of Ordinary Shares in computing diluted earnings per share [(b)+(c)]	3,78,27,99,501	3,76,85,86,736
(e) Earnings per share on profit after taxation (Face Value Re. 1.00 per share)		
– Basic [(a)/(b)]	Rs. 8.29	Rs. 7.19
– Diluted [(a)/(d)]	Rs. 8.25	Rs .7.16

(iv) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(v) Research and Development expenses for the year amount to Rs. 46.61 Crores (2007 - Rs. 35.30 Crores).

(vi) Defined Benefit Plans/Long Term Compensated Absences - As per Actuarial Valuations as on March 31, 2008 and recognised in the financial statements in respect of Employee Benefit Schemes :

		For the year ended 31st March, 2008 (Rs. in Crores)			For the year ended 31st March, 2007 (Rs. in Crores)		
		Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
		Funded		**Unfunded**	Funded		Unfunded
I	**Components of Employer Expense**						
1	Current Service Cost	28.10	8.67	2.69	24.38	7.70	1.63
2	Interest Cost	23.22	9.35	1.50	20.01	8.70	1.65
3	Expected Return on Plan Assets	(25.02)	(11.31)	–	(22.25)	(10.43)	–
4	Curtailment Cost/(Credit)	–	–	–	–	–	–
5	Settlement Cost/(Credit)	–	–	–	–	–	–
6	Past Service Cost	10.63	–	–	–	–	–
7	Actuarial Losses/(Gains)	(22.14)	0.76	2.55	8.39	(2.82)	10.67
8	**Total expense recognised in the Statement of Profit & Loss Account**	**14.79**	**7.47**	**6.74**	**30.53**	**3.15**	**13.95**

The Pension and Gratuity Expenses have been recognised in "Contribution to Provident and Other Funds" and Leave Encashment in "Salaries/Wages and Bonus" under Schedule 17.

		Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
II	**Actual Returns**	27.98	10.78	–	18.52	11.44	–
III	**Net Asset / (Liability) recognised in Balance Sheet**						
1	Present Value of Defined Benefit Obligation	341.30	136.22	38.70	320.53	131.41	35.99
2	Fair Value on Plan Assets	355.53	155.39	–	311.77	146.08	–
3	Status [Surplus/(Deficit)]	14.23	19.17	(38.70)	(8.76)	14.67	(35.99)
4	Unrecognised Past Service Cost	–	–	–	–	–	–
5	**Net Asset/(Liability) recognised in Balance Sheet**	**14.23**	**19.17**	**(38.70)**	**(8.76)**	**14.67**	**(35.99)**
IV	**Change in Defined Benefit Obligations (DBO)**						
1	Present Value of DBO at the Beginning of Period	320.53	131.41	35.99	288.08	125.83	24.85
2	Current Service Cost	28.10	8.67	2.69	24.38	7.70	1.63
3	Interest Cost	23.22	9.35	1.50	20.01	8.70	1.65
4	Curtailment Cost/(Credit)	–	–	–	–	–	–
5	Settlement Cost/(Credit)	–	–	–	–	–	–
6	Plan Amendments	10.63	–	–	–	–	–
7	Acquisitions	–	–	–	–	–	–
8	Actuarial (Gains)/Losses	(19.19)	0.24	2.55	4.65	(1.80)	10.67
9	Benefits Paid	(21.99)	(13.45)	(4.03)	(16.59)	(9.02)	(2.81)
10	**Present Value of DBO at the End of Period**	**341.30**	**136.22**	**38.70**	**320.53**	**131.41**	**35.99**

19. Notes to the Accounts (Contd.)

		For the year ended 31st March, 2008 (Rs. in Crores)			For the year ended 31st March, 2007 (Rs. in Crores)		
		Pension	Gratuity	Leave Encashment	Pension	Gratuity	Leave Encashment
V	**Change in Fair Value of Assets**						
1	Plan Assets at the Beginning of Period	311.77	146.08	–	281.52	132.12	–
2	Acquisition Adjustment	–	–	–	–	–	–
3	Expected Return on Plan Assets	25.02	11.31	–	22.25	10.43	–
4	Actuarial Gains/(Losses)	2.96	(0.53)	–	(3.73)	1.01	–
5	Actual Company Contribution	37.77	11.98	–	28.32	11.54	–
6	Benefits Paid	(21.99)	(13.45)	–	(16.59)	(9.02)	–
7	**Plan Assets at the End of Period**	**355.53**	**155.39**	–	**311.77**	**146.08**	–
VI	**Actuarial Assumptions**						
1	Discount Rate (%)	7.50	7.50	7.50	7.50	7.50	7.50
2	Expected Return on Plan Assets (%)	7.50	7.50	–	7.50	7.50	–

The estimates of future salary increases, considered in actuarial valuations take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

VII	**Major Category of Plan Assets as a % of the Total Plan Assets**	**As at 31st March, 2008**	As at 31st March, 2007
1	Government Securities/Special Deposit with RBI	41%	45%
2	High Quality Corporate Bonds	22%	23%
3	Insurance Companies	29%	26%
4	Mutual Funds	6%	1%
5	Cash and Cash Equivalents	2%	5%

VIII Basis used to determine the Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is based on the current portfolio of assets, investment strategy and market scenario. In order to protect the capital and optimise returns within acceptable risk parameters, the plan assets are well diversified.

(vii) Micro and Medium scale business entities :

There are no Micro, Small and Medium Enterprises, to whom the Company owes dues, which are outstanding for more than 45 days as at 31st March, 2008. This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identified on the basis of information available with the Company.

(viii) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(ix) Interests in Joint Ventures :

The Company's interest, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) is :

Name	Country of Incorporation	**Percentage of Ownership interests as at 31st March, 2008**	Percentage of Ownership interests as at 31st March, 2007
Maharaja Heritage Resorts Limited	India	50%	50%
CLI3L e-Services Limited	India	50% minus 1 share	50% minus 1 share (Since 23rd March, 2007)

The Company's interest in these Joint Ventures is reported as Long Term Investments (Schedule -7) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interests in these Joint Ventures are :

		As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
I	**ASSETS**		
1	Fixed Assets	4.65	4.51
2	Investments	17.03	4.29
3	Current Assets, Loans and Advances		
	a) Sundry Debtors	8.88	5.79
	b) Cash and Bank Balances	0.19	0.22
	c) Other Current Assets	1.89	0.90
	d) Loans and Advances	3.01	0.64
4	Deferred Tax - Net	0.04	0.03
II	**LIABILITIES**		
1	Secured Loans	0.01	0.02
2	Current Liabilities and Provisions		
	a) Liabilities	6.27	3.54
	b) Provisions	0.15	0.12

		For the year ended 31st March, 2008 (Rs. in Crores)	For the year ended 31st March, 2007 (Rs. in Crores)
III	**INCOME**		
1	Sales	54.14	40.81
2	Other Income	0.94	0.47
IV	**EXPENSES**		
1	Raw Materials etc.	–	7.66
2	Excise Duties and Taxes on Sales of Products and Services	0.16	16.13
3	Manufacturing, Selling etc. Expenses	42.83	13.12
4	Depreciation	3.83	0.11
5	Provision for Taxation	0.09	1.24

19. Notes to the Accounts (Contd.)

	For the year ended 31st March, 2008 (Rs. in Crores)	For the year ended 31st March, 2007 (Rs. in Crores)
(x) DIRECTORS' REMUNERATION		
Salaries	5.49	4.73
Performance Bonus to Wholetime Directors	9.44	4.32
Other Benefits	1.03	0.78
Commission, etc. to Non-Wholetime Directors	0.40	0.34
Directors' Fees	0.13	0.10
	16.49	**10.27**

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

Aggregate managerial remuneration of Rs. 16.49 Crores for the year, includes Rs. 4.49 Crores attributable to the increase in the performance bonus and other benefits of all the four Wholetime Directors with effect from 1st October, 2007 which is subject to approval by the Company in General Meeting.

Computation of Net Profit and Directors' Commission :

Profit before Taxation		4571.77		3926.70
Add :				
– Directors' Remuneration	16.49		10.27	
– Wealth Tax - Net	1.53		1.27	
– Depreciation	438.46	456.48	362.92	374.46
		5028.25		4301.16
Less :				
– Depreciation under Section 350 of the Companies Act, 1956		438.46		362.92
Profit for the purpose of Directors' Commission		4589.79		3938.24
Non-Wholetime Directors' Commission @ 1%		45.90		39.38
Payable for the Year		0.40		0.34

19. Notes to the Accounts (Contd.)

(xi) Derivative Instruments :

The Company uses Forward Exchange Contracts and Currency Options to hedge its exposures in foreign currency related to firm commitments and highly probable forecasted transactions. The information on Derivative Instruments is as follows:

a) Derivative Instrument outstanding as at year end :

(In Million)

	As at 31st March, 2008		As at 31st March, 2007	
Currency Pair	**Buy**	**Sell**	Buy	Sell
(i) Forward Exchange Contracts				
USD/INR	83.00	157.46	105.00	120.65
EUR/USD	11.00	1.00	52.00	–
GBP/USD	–	1.00	–	–
JPY/USD	299.87	–	218.00	–
CHF/USD	5.50	–	–	–
(ii) Currency Options				
USD/INR	163.00	91.00	25.00	–
GBP/USD	–	2.00	–	–
EUR/USD	23.00	–	–	–

b) Foreign Exchange Currency Exposures that have not been hedged by a Derivative Instrument or otherwise as at year end :

(In Million)

	As at 31st March, 2008			As at 31st March, 2007		
Currency Pair	**Buy**	**Sell**	**Net***	Buy	Sell	Net*
USD/INR	47.06	21.24	25.82	2.01	6.43	(4.42)
EUR/USD	–	3.35	(3.35)	2.82	2.36	0.46
GBP/USD	0.75	–	0.75	0.99	1.57	(0.58)
JPY/USD	16.69	–	16.69	34.86	–	34.86
SEK/USD	1.74	–	1.74	0.36	–	0.36
CHF/USD	–	–	–	2.06	–	2.06
SGD/USD	0.16	–	0.16	0.18	–	0.18
DKK/USD	0.02	–	0.02	0.15	–	0.15
CAD/USD	–	0.11	(0.11)	–	0.14	(0.14)
AUD/USD	0.35	–	0.35	0.19	–	0.19

* Positive figures indicate Open Imports and vice versa.

(xii) Consequent to the announcement issued by the Institute of Chartered Accountants of India in March, 2008 on Accounting for Derivatives, the Company has marked to market the outstanding derivative contracts as at 31st March, 2008 and accordingly, unrealised gains of Rs. 9.05 Crores (net of taxes) have been ignored. As a result, profit after tax for the year and reserves are lower by Rs. 9.05 Crores.

(xiii) The disclosures in respect of Employees Stock Option Scheme which are outlined in this year's Annexure to the Report of the Directors & Management Discussion and Analysis and Report on Corporate Governance are treated as an annexure to these accounts.

19. Notes to the Accounts (Contd.)

(xiv) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C & 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956

(A) Licensed & Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY Registered/Licensed 2008	Registered/Licensed 2007	Installed 2008	Installed 2007	PRODUCTION 2008	PRODUCTION 2007
Cigarettes	Million	1,23,547 (a)	1,23,547 (a)	1,08,570	1,07,773	65,770	63,038
Smoking Tobacco	Tonne	N.A.	N.A.	N.A.	N.A.	222	163
Printing and Packaging including Flexibles	Tonne	N.A.	N.A.	68,726	59,803	59,293 (b)	46,025 (b)
Corrugated Fibre Board Containers	Million	N.A.*	60	180	60	109	23
Redried Tobacco	Tonne	N.A.	N.A.	N.A.	N.A.	1,13,950 (b)	99,483 (b)
Pulp	Tonne	N.A.	N.A.	2,35,000	1,00,000	1,13,600 (b)	98,950 (b)
Paperboards and Paper	Tonne	N.A.	N.A.	3,52,500	3,52,500	4,14,714 (b)	3,90,458 (b)
Packaged Food Products	Tonne	N.A.	N.A.	49,840	5,100	11,763	465
Personal Care Products	Tonne	N.A.	N.A.	48,288	N.A.	4,063	N.A.

a) The "Registered/Licensed Capacity" (including as approved by "Letters of Intent") is exclusive of additional capacities permissible under the policy of the Government of India.

b) Includes production meant for internal consumption.

* Licensed Capacity is not applicable as the product is dereserved/delicensed with effect from 5th February, 2008.

N.A. – Not Applicable

(B) Particulars in respect of Sales*

	Unit of Quantity	QUANTITY 2008	QUANTITY 2007	VALUE (Rs. in Crores) 2008	VALUE (Rs. in Crores) 2007
Cigarettes	Million	80,723	81,265	13815.54	12824.42
Smoking Tobacco	Tonne	195	164	9.74	9.09
Printed Materials	Tonne	19,300	11,361	163.19	111.50
Agri Products					
– Unmanufactured Tobacco	Tonne	62,028	49,691	511.40	422.34
– Soya Extraction	Tonne	2,82,603	3,64,544	383.71	374.78
– Soya Oil	Tonne	56,126	75,623	269.42	297.69
– Soya Seeds	Tonne	2,93,781	2,28,243	511.94	299.41
– Rice	Tonne	1,29,836	4,74,230	170.55	502.59
– Coffee	Tonne	25,265	24,151	218.69	186.84
– Others				303.57	314.60
Marine Products	Tonne	1,473	1,654	53.76	72.02
Paperboards and Paper	Tonne	3,29,423	3,20,870	1255.33	1151.71
Packaged Food Products	Tonne	6,98,272	5,00,292	1717.08	1083.42
Hotel Sales/Income from Services				1093.48	978.71
Others (Branded Garments, Matches, Stationery Products, Personal Care products etc.)				878.54	670.92
TOTAL				**21355.94**	**19300.04**

* Net of Sales Returns and Damaged Stocks etc.

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(C) Details of Finished Goods

	Unit of Quantity	Quantity 2008	Quantity 2007	Value (Rs. in Crores) 2008	Value (Rs. in Crores) 2007
(i) Opening Stock					
Cigarettes	Million	4,138	3,456	445.76	354.00
Smoking Tobacco	Tonne	20	23	0.67	0.68
Printed Materials	Tonne	578	581	6.96	7.21
Agri Products					
– Soya Extraction	Tonne	38,172	44,452	40.55	38.75
– Soya Oil	Tonne	1,572	3,029	11.22	9.92
– Rice	Tonne	37,257	34,934	43.20	31.54
– Coffee	Tonne	4,445	2,252	35.02	17.57
– Others				146.10	102.77
Paperboards and Paper	Tonne	13,142	13,926	47.91	46.71
Packaged Food Products	Tonne	27,537	20,074	53.24	36.11
Other Goods				172.26	113.05
Packing Materials				26.23	19.30
				1029.12	**777.61**
(ii) Closing Stock					
Cigarettes	Million	3,881	4,138	476.88	445.76
Smoking Tobacco	Tonne	39	20	0.86	0.67
Printed Materials	Tonne	606	578	6.18	6.96
Agri Products					
– Soya Extraction	Tonne	14,559	38,172	19.98	40.55
– Soya Oil	Tonne	1,033	1,572	4.90	11.22
– Rice	Tonne	7,469	37,257	13.35	43.20
– Coffee	Tonne	2,959	4,445	28.53	35.02
– Others				26.56	146.10
Paperboards and Paper	Tonne	20,718	13,142	77.07	47.91
Packaged Food Products	Tonne	35,095	27,537	128.51	53.24
Other Goods				251.46	172.26
Packing Materials				15.41	26.23
				1049.69	**1029.12**
(iii) Purchases and Contract Manufacturing Charges					
Cigarettes	Million	14,873	18,993	19.15	26.95
Agri Products					
– Soya Extraction	Tonne	2,61,766	3,58,264	20.71	50.26
– Soya Oil	Tonne	55,587	74,166	15.20	19.55
– Rice	Tonne	1,00,178	4,76,554	109.17	473.02
– Soya Seeds	Tonne	2,93,781	2,28,243	454.71	277.58
– Coffee	Tonne	23,778	26,331	124.68	121.68
– Others				135.36	297.76
Packaged Food Products	Tonne	6,94,068	5,10,444	164.77	113.23
Other Goods				564.88	463.40
Packing Materials				47.88	46.68
				1656.51	**1890.11**

(D) Details of Raw Materials Consumed during the year*

	Unit of Quantity	Quantity 2008	Quantity 2007	Value (Rs. in Crores) 2008	Value (Rs. in Crores) 2007
Unmanufactured Tobacco	Tonne	1,46,912	1,32,342	808.28	703.42
Waste Paper and Pulp	Tonne	2,74,438	2,65,484	444.45	394.47
Hardwood and Bamboo	BDT**	3,01,812	2,74,528	133.21	107.90
Soya Seeds	Tonne	3,19,538	4,23,738	507.54	498.02
Wheat	Tonne	8,27,913	6,12,110	825.46	545.12
Other Agri Products	Tonne	55,915	36,184	197.55	129.20
Board	Tonne	10,475	10,250	102.31	88.01
Filter Rods	Million	11,475	11,335	123.03	124.63
Aluminium Foil/Metallised Paper	Bobbin	6,53,446	6,77,311	56.93	56.76
BOPP/Viscose Film	Tonne	2,028	2,029	32.95	36.69
Wheat Flour/Maida	Tonne	25,907	24,461	33.32	29.89
Sugar	Tonne	59,217	41,956	97.61	73.34
Hydrogenated Vegetable Oil	Tonne	25,386	16,928	106.46	71.30
Others				1008.22	846.83
				4477.32	**3705.58**

* Relates to the Company's main products and the principal raw materials.

** BDT-Bone Dry Tonne

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(E) Value of Raw Material, Spare Parts and Components Consumed during the year

	(Percentage) 2008	(Percentage) 2007	Value (Rs. in Crores) 2008	Value (Rs. in Crores) 2007
Raw Materials				
Imported	12.79	15.72	572.57	582.40
Indigenous	87.21	84.28	3904.75	3123.18
	100.00	**100.00**	**4477.32**	**3705.58**
Spare Parts and Components				
Imported	26.52	28.65	46.13	44.45
Indigenous	73.48	71.35	127.83	110.68
	100.00	**100.00**	**173.96**	**155.13**

(F) Earnings etc. in Foreign Exchange during the year

	2008 (Rs. in Crores)	2007 (Rs. in Crores)
Export of Goods (F.O.B.- Realisation Basis)	1574.56	1719.51
Hotel Earnings	515.25	487.19
Other Earnings	78.60	76.51
	2168.41	**2283.21**

(G) Value of Imports during the year (C.I.F. Basis)

	2008	2007
Raw Materials	516.40	555.13
Components and Spare Parts	71.26	69.87
Capital Goods	453.01	482.48
Other Goods (including imports under eligible Export House Scheme)	10.43	11.76
	1051.10	**1119.24**

(H) Expenditure in Foreign Currency during the year (on payment basis)

	2008	2007
Professsional Fees	31.20	22.62
Advertising/Sales Promotion	0.64	7.54
Export Promotion Expenses	8.78	6.24
Training	1.41	2.95
Hotel Reservation/Marketing Expenses	31.85	21.20
Licence Fees	0.85	0.57
Miscellaneous Expenditure	33.07	38.82
	107.80	**99.94**

(I) Remittances in Foreign Currencies on account of Dividends

Financial Year	On Account of	No. of Shares held	No. of Non-Resident Shareholders	(Rs. in Crores)
2007/2008	2006/2007	1,25,39,97,396	68	388.74
2006/2007	2005/2006	1,27,17,86,249	69	337.02

Schedules to the Accounts

20. Segment Reporting

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	External Sales	Inter Segment Sales	2008 Total	External Sales	Inter Segment Sales	2007 Total
1. Segment Revenue						
FMCG - Cigarettes	13825.60	–	13825.60	12833.70	–	12833.70
FMCG - Others	2508.25	2.80	2511.05	1686.52	2.94	1689.46
FMCG - Total	**16333.85**	**2.80**	**16336.65**	**14520.22**	**2.94**	**14523.16**
Hotels	1093.48	6.72	1100.20	978.71	6.96	985.67
Agri Business	2503.03	1365.41	3868.44	2529.49	971.79	3501.28
Paperboards, Paper and Packaging	1425.58	938.75	2364.33	1271.62	828.44	2100.06
Segment Total	**21355.94**	**2313.68**	**23669.62**	**19300.04**	**1810.13**	**21110.17**
Eliminations			(2313.68)			(1810.13)
Total Revenue			**21355.94**			**19300.04**
2. Segment Results						
FMCG - Cigarettes			3634.04			3172.15
FMCG - Others			(263.52)			(201.99)
FMCG - Total			**3370.52**			**2970.16**
Hotels			410.77			350.78
Agri Business			129.19			123.55
Paperboards, Paper and Packaging			453.14			416.78
Segment Total			**4363.62**			**3861.27**
Eliminations			(35.84)			(30.51)
Consolidated Total			**4327.78**			**3830.76**
Unallocated corporate expenses net of unallocated income			132.07			132.63
Profit before interest, etc. and taxation			**4195.71**			**3698.13**
Interest etc. paid - Net			4.61			3.28
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			380.67			231.85
Profit before taxation			**4571.77**			**3926.70**
Provision for taxation			1451.67			1226.73
Profit after taxation			**3120.10**			**2699.97**

3. Other Information

	Segment Assets	Segment Liabilities*	Segment Assets	Segment Liabilities*
FMCG - Cigarettes	3247.48	932.84	2966.09	969.40
FMCG - Others	2141.17	314.51	1070.72	108.45
FMCG - Total	**5388.65**	**1247.35**	**4036.81**	**1077.85**
Hotels	2048.63	183.31	1625.55	159.30
Agri Business	1771.14	302.17	1718.35	238.35
Paperboards, Paper and Packaging	3690.15	425.97	2875.23	315.77
Segment Total	**12898.57**	**2158.80**	**10255.94**	**1791.27**
Unallocated Corporate Assets/Liabilities	4638.62	3320.72	4967.87	2995.46
Total	**17537.19**	**5479.52**	**15223.81**	**4786.73**

	Capital Expenditure	Depreciation	Non Cash expenditure other than depreciation	Capital Expenditure	Depreciation	Non Cash expenditure other than depreciation
FMCG - Cigarettes	445.08	133.99	5.13	550.47	105.35	2.11
FMCG - Others	308.79	42.17	0.53	192.52	20.11	(0.26)
FMCG - Total	**753.87**	**176.16**	**5.66**	**742.99**	**125.46**	**1.85**
Hotels	302.37	64.27	9.22	162.40	61.73	9.25
Agri Business	114.29	38.49	4.75	106.62	34.24	2.63
Paperboards, Paper and Packaging	886.32	135.69	2.26	470.14	121.82	5.31
Segment Total	**2056.85**	**414.61**	**21.89**	**1482.15**	**343.25**	**19.04**

* Segment Liabilities of FMCG - Cigarettes is before considering provision of Rs. 598.42 Crores (2007 – Rs. 535.95 Crores) in respect of disputed State Taxes, the levy/collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

20. Segment Reporting (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2008	2007
1. **Segment Revenue**		
– Within India	19661.21	17374.22
– Outside India	1694.73	1925.82
Total Revenue	**21355.94**	**19300.04**
2. **Segment Assets**		
– Within India	12890.36	10249.47
– Outside India	8.21	6.47
Total Assets	**12898.57**	**10255.94**
3. **Capital Expenditure**		
– Within India	2056.85	1482.15
– Outside India	–	–
Total Capital Expenditure	**2056.85**	**1482.15**

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG :	Cigarettes	– Cigarettes & Smoking Mixtures.
:	Others	– Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery, Matches, Agarbattis and Personal Care products.
Hotels		– Hoteliering.
Paperboards, Paper & Packaging		– Paperboards, Paper including Specialty Paper and Packaging including flexibles.
Agri Business		– Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

– Sales within India

– Sales outside India

(4) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the strategic e-Choupal initiative.

Schedules to the Accounts

21. Related Party Disclosures

1. ENTERPRISES WHERE CONTROL EXISTS:
   i) **Subsidiaries :**
      a) Srinivasa Resorts Limited
      b) Fortune Park Hotels Limited
      c) Bay Islands Hotels Limited
      d) Russell Credit Limited and its subsidiaries
         Greenacre Holdings Limited
         Wimco Limited and its subsidiaries
            Wimco Boards Limited (amalgamated with Wimco Limited with effect from 01.04.2007)
            Wimco Seedlings Limited (amalgamated with Wimco Limited with effect from 01.04.2007)
            Pavan Poplar Limited (became a direct subsidiary of Wimco Limited pursuant to amalgamation of Wimco Seedlings Limited with Wimco Limited)
            Prag Agro Farm Limited (became a direct subsidiary of Wimco Limited pursuant to amalgamation of Wimco Seedlings Limited with Wimco Limited)
         Technico Pty Limited, Australia and its subsidiaries (became subsidiaries with effect from 17.08.2007)
            Technico ISC Pty Limited, Australia
            Chambal Agritech Limited
            Technico Technologies Inc., Canada
            Technico Asia Holdings Pty Limited, Australia
            Technico Horticultural (Kunming) Co. Limited, China
            Technico Group America Inc. (since dissolved as on 15.03.2008)
      e) ITC Infotech India Limited and its subsidiaries
         ITC Infotech Limited
         ITC Infotech (USA), Inc.
      f) Wills Corporation Limited
      g) Gold Flake Corporation Limited
      h) Landbase India Limited
      i) BFIL Finance Limited and its subsidiary
         MRR Trading & Investment Company Limited
      j) Surya Nepal Private Limited
      k) King Maker Marketing, Inc.

      The above list does not include:
      a) ITC Global Holdings Pte. Limited, Singapore (under liquidation)
         Hup Hoon Traders Pte. Limited, Singapore
         AOZT "Hup Hoon", Moscow
         Hup Hoon Impex SRL, Romania
         Fortune Tobacco Co. Limited, Cyprus
         Fortune Tobacco Company Inc.,USA, and
      b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.
   ii) **Other entities under control of the Company:**
      a) ITC Sangeet Research Academy
      b) ITC Education Trust
      c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.
   i) **Associates & Joint Ventures:**
      Associates
      a) Gujarat Hotels Limited
      b) Megatop Financial Services and Leasing Limited (amalgamated with Russell Credit Limited with effect from 01.04.2007)
      c) Newdeal Finance and Investment Limited (amalgamated with Russell Credit Limited with effect from 01.04.2007)
      d) Russell Investments Limited
      e) Asia Tobacco Company Limited

21. Related Party Disclosures (contd.)

f) Classic Infrastructure & Development Limited
g) International Travel House Limited
– being associates of the Company, and
h) Tobacco Manufacturers (India) Limited, UK
of which the Company is an associate.

Joint Ventures

a) Maharaja Heritage Resorts Limited
b) CLI3L e-Services Limited

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)

ii) a) Key Management Personnel:

Y.C. Deveshwar	Executive Chairman
S.S.H. Rehman	Executive Director
A. Singh	Executive Director
K. Vaidyanath	Executive Director
J.P. Daly	Non-Executive Director
C.R. Green	Non-Executive Director (ceased to be a director w.e.f. close of business on 31.03.2008)
S.B. Mathur	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
D.K. Mehrotra	Non-Executive Director
S.H. Khan	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
A. Baijal	Non-Executive Director (w.e.f. 27.07.2007)
R.K. Kaul	Non-Executive Director (w.e.f. 07.08.2007)
K.S. Vaidyanathan	Member - Corporate Management Committee (retired w.e.f. 04.06.2007)
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R.G. Jacob	Special Invitee - Corporate Management Committee

b) Relative of Key Management Personnel:

Mrs. B. Deveshwar (wife of Mr. Y.C. Deveshwar)

iii) Employees' Benefit Plans where there is significant influence:

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Employees Gratuity Fund
e) ITC Gratuity Fund 'C'
f) ITC Pension Fund
g) ILTD Seasonal Employees Pension Fund
h) ITC Platinum Jubilee Pension Fund
i) Tribeni Tissues Limited Provident Fund
j) Tribeni Tissues Limited Gratuity Fund
k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. Related Party Disclosures (contd.)

3. **DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES AS ON 31.03.2008** (Rs. in Crores)

		Enterprises where control exists				Associates & Joint Ventures		Key Management Personnel		Employee Trusts		Total	
		Subsidiaries		Others									
		2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
1.	Sale of Goods/Services	136.09	102.92			12.07	30.50					148.16	133.42
2.	Purchase of Goods/Services	281.89	250.75			147.68	162.53					429.57	413.28
3.	Acquisition cost of Fixed Assets	1.92	0.01									1.92	0.01
4.	Sale of Fixed Assets/Scrap		0.08			0.03	0.13					0.03	0.21
5.	Acquisition of Investments												
	- Purchase of CLI3L e-Services Limited Shares from I3L Limited		51.00										51.00
6.	Interest Income							0.02	0.03			0.02	0.03
7.	Remuneration to Key Management Personnel												
	- Directors [See Schedule 19 (x)]							16.49	10.27			16.49	10.27
	- Others							3.04	3.34			3.04	3.34
8.	Rent Paid	6.52	2.57					0.55*	0.03			7.07	2.60
9.	Reimbursement of Contractual Remuneration	0.47				0.15	0.10					0.62	0.10
10.	Remuneration of managers on deputation recovered	7.74	6.45			1.67	2.02					9.41	8.47
11.	Donations			2.16	4.00							2.16	4.00
12.	Contributions to Employees' Benefit Plans									66.44	58.40	66.44	58.40
13.	Dividend income	93.29	18.50			0.44	2.59					93.73	21.09
14.	Dividend payments					307.76	263.09	0.86	0.67			308.62	263.76
15.	Expenses recovered	11.97	9.04	0.08	0.02	6.64	3.96					18.69	13.02
16.	Expenses reimbursed	4.82	5.29	0.07		2.45	2.53					7.34	7.82
17.	Loans Given												
	- Russell Credit Limited	126.31										126.31	
	- ITC Infotech India Limited	112.21	71.64									112.21	71.64
	- Others	4.00	4.00									4.00	4.00
18.	Receipt towards Loan Repayments												
	- Russell Credit Limited	126.31										126.31	
	- ITC Infotech India Limited	66.93	62.26									66.93	62.26
	- Others	1.50	1.85					0.14	0.13			1.64	1.98
19.	Advances Given	13.87	26.27			1.55	0.88					15.42	27.15
20.	Receipt towards refund of Advances	3.07	0.13			2.79	2.40					5.86	2.53
21.	Advances Received	56.22	17.97									56.22	17.97
22.	Payment towards refund of Advances	32.30	17.95									32.30	17.95
23.	Deposits received during the year	...				0.03						0.03	
24.	Deposits refunded during the year					0.31	0.01					0.31	0.01
25.	Deposits given during the year							0.27*				0.27	
26.	Receipt towards refund of Deposits					42.29						42.29	
27.	**Balances as on 31st March,**												
	i) Debtors/Receivables	13.26	9.84			14.18	21.80					27.44	31.64
	ii) Advances Given	96.16	85.36			5.60	6.84			33.40	14.68	135.16	106.88
	iii) Loans Given	236.64	188.86					0.86	1.00			237.50	189.86
	iv) Deposits with (including Deposits towards Property Options)	2.56	2.56				42.29	0.27*				2.83	44.85
	v) Advances Taken	23.94	0.02									23.94	0.02
	vi) Deposits From	...				3.08	3.36					3.08	3.36
	vii) Creditors/Payables	16.87	7.38			5.59	6.48				8.76	22.46	22.62
	viii) Investments in Non-Convertible Debentures	15.00	15.00									15.00	15.00
28.	Provision for subsidiary (made in earlier years) as on 31st March,	50.00	50.00									50.00	50.00
29.	In addition, remuneration of managers on deputation, absorbed	1.34		0.08	0.04	0.74	0.79					2.16	0.83

* Includes transactions Rs. 0.52 Crore (2007 : Rs. Nil); Balance Rs. 0.27 Crore (2007 : Rs. Nil) with relative of a Key Management Personnel.

Schedules to the Accounts

22. Significant Accounting Policies

IT IS CORPORATE POLICY

Convention
To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting
To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets
To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation/system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation/ enhancements unless they bring similar significant additional benefits.

Depreciation
To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets
As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments
To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

Inventories
To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales
To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income
To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend
To provide for Dividends (including income tax thereon) in the books of account as proposed by the Directors, pending approval at the Annual General Meeting.

Employee Benefits
To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid/payable amounts are charged against revenue. To administer such Funds through duly constituted and approved independent trusts with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds which are in the nature of defined benefit scheme.

Schedules to the Accounts

22. Significant Accounting Policies (Contd.)

To determine the liabilities towards such schemes and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard – 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

To charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

Lease Rentals
To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development
To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income
To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation
To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss Account in the period in which they arise.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period.

To account for premium paid on currency options in the Profit and Loss Account at the inception of the option.

To account for profit/loss arising on settlement or cancellation of currency option as income/expense for the period.

To recognise the net mark to market loss in the Profit and Loss Account on the outstanding portfolio of options as at the Balance Sheet date, and to ignore the net gain, if any.

To account for gains/losses in the Profit and Loss Account on foreign exchange rate fluctuations relating to monetary items at the year end.

Claims
To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting
To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems
To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y.C. DEVESHWAR	*Chairman*
Kolkata	K. VAIDYANATH	*Director*
23rd May, 2008	B.B. CHATTERJEE	*Secretary*

Report of the Auditors
to the Members

1. We have audited the attached balance sheet of ITC Limited as at 31st March, 2008 and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   iii) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   iv) in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in the case of the balance sheet, of the state of affairs of the company as at 31st March, 2008;

      b) in the case of the profit and loss, of the profit for the year ended on that date; and

      c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

5. On the basis of the written representations received from the directors, as on 31st March, 2008, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata
May 23, 2008

Annexure to the Auditors' Report to the Members of ITC Limited

[Referred to in paragraph (3) thereof]

(i) (a) The company is maintaining proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) In our opinion, the fixed assets have been physically verified by the management at reasonable intervals, having regard to the size of the company and the nature of its assets. No material discrepancies between the book records and the physical inventory are noticed.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed off by the company.

(ii) (a) The inventory of the company has been physically verified by the management during the year excepting material lying with third parties (which have substantially been confirmed). In our opinion, the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and the book records were not material in relation to the operations of the company.

(iii) (a) The company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not granted any loans, secured or unsecured, to parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(b), (c) and (d) of the Order, are not applicable.

(b) The company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not taken any loans, secured or unsecured, from parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(f) and (g) of the Order, are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there are adequate internal control systems commensurate with the size of the company and the nature of its business for the purchase of inventory, fixed assets and for the sale of goods and services. Further, on the basis of our examinations and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control systems.

(v) (a) In our opinion and according to the information and explanations given to us, there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956.

(b) In our opinion and according to the information and explanations given to us, as there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956, paragraph (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of Sections 58A and 58AA and the other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 as applicable, with regard to the deposits accepted from the public. According to the information and explanations given to us, in this regard, no Order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal on the company.

(vii) In our opinion, the company has an internal audit system commensurate with the size of the company and the nature of its business.

(viii) To the best of our knowledge, the Central Government has not prescribed the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956, for any of the products of the company excepting paper, soaps & detergents and cosmetics & toiletries, for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and accordingly, have not made a detailed examination of the records.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, cess and other material statutory dues as applicable with the appropriate authorities.

(b) As at 31st March, 2008, according to the records of the company and the information and explanations given to us, the following are the particulars of dues on account of income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited on account of any dispute :

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
			Various years covering the period	
Sales Tax and VAT Laws	Sales tax and VAT	9.97	1985-2008	Appellate Authority – upto Commissioners' / Revisional authorities level
		6.12	1994-2007	Appellate Authority – Tribunal level
		177.09	1998-2008	High Court
Customs Act, 1962	Customs duty	0.08	2006-2007	Appellate Authority – upto Commissioners' / Revisional authorities level
		3.73	1998-2006	Appellate Authority – Tribunal level
Central Excise Act, 1944	Excise duty	45.72	1982-2007	Appellate Authority – upto Commissioners' / Revisional authorities level
		17.01	1973-2007	Appellate Authority – Tribunal level
		17.25	1993-2007	High Court
Finance Act, 1994	Service tax	0.26	2004-2005	Appellate Authority – upto Commissioners' / Revisional authorities level
		2.43	1999-2007	Appellate Authority – Tribunal level
Income Tax Act, 1961	Income tax	0.65	2002-2005	Appellate Authority – upto Commissioners' / Revisional authorities level

Out of the total disputed dues aggregating Rs. 280.31 Crores as above, Rs. 225.24 Crores has been stayed for recovery by the relevant authorities.

(x) The company does not have accumulated losses as at 31st March, 2008 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the company has not defaulted in repayment of dues to any financial institution, bank or to debentureholders during the year.

(xii) According to the information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under paragraph (xiii) of the Order are not applicable to the company.

(xiv) In our opinion and according to the information and explanations given to us, the company is not a dealer or trader in securities.

(xv) According to the information and explanations given to us, the company has not given any guarantees for loans taken by others from banks or financial institutions.

(xvi) According to the information and explanations given to us, the term loans have been applied for the purpose for which they were obtained.

(xvii) Based on the information and explanations given to us and on an overall examination of the balance sheet of the company, in our opinion, there are no funds raised on a short term basis which have been used for long term investment.

(xviii) The company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) As the company has no debentures outstanding at any time during the year, paragraph (xix) of the Order is not applicable to the company.

(xx) The company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no material fraud on or by the company has been noticed or reported.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata
May 23, 2008

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1985 State Code 21

Balance Sheet Date 31 03 08 (Day Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)*

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

* Issue of shares upon exercise of Options under Employee Stock Option Scheme : Rs. 6387

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
172494682	172494682

Sources of Funds

Paid up Capital	Reserves & Surplus
3768610	132239890
Secured Loans	**Unsecured Loans**
55727	2088585
Deferred Tax	**Current Liabilities & Provision**
5450707	28891163

Application of Funds

Net Fixed Assets	Investments
72956450	29345538
Current Assets	**Misc. Expenditure**
70192694	N.A.
Accumulated Losses	
N.A.	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**	Total Expenditure
219668406	173950745

** Includes Other Income

Profit/Loss Before Tax	Profit/Loss After Tax
+ ✓ 45717661	+ ✓ 31200998

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.	Dividend Rate %
8.29	350

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

a) Item Code No. (ITC Code) 2402 — Product Description: CIGARETTES

b) Item Code No. (ITC Code) 4810 — Product Description: PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN

c) Item Code No. (ITC Code) #N.A. — Product Description: HOTELS

\# No item code has been assigned to 'Hotels' under the Indian Trade Classification.

Guide to Subsidiaries / Joint Ventures / Associates

Subsidiaries of ITC Limited

Russell Credit Limited (Russell)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in strategic thrust areas for ITC, namely FMCG, Hotels & Tourism, Paper, Paperboards & Packaging, Agri Business and Information Technology.

Subsidiaries of Russell

Greenacre Holdings Limited, a wholly owned subsidiary, is engaged in property infrastructure maintenance.

Russell holds 96.82% of Wimco Limited, which is engaged primarily in the manufacture of matches. Wimco Limited has two wholly owned subsidiaries, namely Pavan Poplar Limited and Prag Agro Farm Limited, which are engaged in agro-forestry and other related activities to support Wimco's business.

Technico Pty Limited, Australia (Technico), also a wholly owned subsidiary, effective 17th August, 2007 is an agri-biotechnology company primarily engaged in rapid multiplication of seed potatoes with TECHNITUBER® technology. Technico has four wholly owned subsidiaries, namely Technico ISC Pty Limited, Australia; Technico Asia Holdings Pty Limited, Australia; Technico Technologies Inc., Canada; and Technico Agri Sciences Limited, India (formerly Chambal Agritech Limited). Technico Asia Holdings Pty Limited, Australia has a wholly owned subsidiary, Technico Horticultural (Kunming) Company Limited, China. These companies support Technico in the production and commercialisation of seed technology in different geographies.

Gold Flake Corporation Limited & Wills Corporation Limited

Shareholding

100% held by ITC Limited.

Nature of Business

General trading.

Joint Venture

ITC Filtrona Limited, India is a 50% joint venture of Gold Flake Corporation Limited with Cigarette Components Limited, UK.

Nature of Business

Manufacture and sale of cigarette filter rods.

Landbase India Limited

Shareholding

100% held by ITC Limited.

Nature of Business

Hospitality, real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL Finance Limited (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with ITC Limited.

Nature of Business

It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC Infotech India Limited (I3L)

Shareholding

100% held by ITC Limited.

Nature of Business

Information technology services and solutions.

Subsidiaries of I3L

I3L owns 100% of the shareholding of :

ITC Infotech Limited, UK

ITC Infotech (USA), Inc.

These subsidiaries provide on-site information technology services and extend business development services to I3L.

Surya Nepal Private Limited

Shareholding

59% held by ITC Limited.

Nature of Business

Manufacture and sale of cigarettes and garments.

Srinivasa Resorts Limited

Shareholding

68% held by ITC Limited.

Nature of Business

The Company owns the hotel "ITC Kakatiya" at Hyderabad, which is operated by ITC Limited.

Fortune Park Hotels Limited

Shareholding

100% held by ITC Limited.

Nature of Business

The company is in the business of operating hotels in the mid range to upscale segment. It currently operates 23 properties.

Bay Islands Hotels Limited

Shareholding

100% held by ITC Limited.

Nature of Business

The Company owns the hotel "Fortune Resort Bay Island" at Port Blair which is licensed to ITC Limited and is operated by Fortune Park Hotels Limited under an Operating and Marketing Services Agreement.

King Maker Marketing Inc., USA

King Maker Marketing Inc., USA became a wholly owned subsidiary of ITC Limited effective 9th May, 2007.

Nature of Business

Trading in cigarettes and 'roll-your-own' smoking mixtures in USA.

Joint Ventures of ITC Limited

CLI3L e-Services Limited

CLI3L e-Services Limited was a joint venture of ITC Infotech India Limited (I3L) with Sitel Operating Corporation (formerly known as ClientLogic Operating Corporation). The ownership interest of 50% minus one share held by I3L was transferred in March, 2007 to ITC Limited in accordance with Article 16 of the Articles of Association of CLI3L e-Services Limited.

Nature of Business

India based call/contact centre services.

Maharaja Heritage Resorts Limited

Maharaja Heritage Resorts Limited, where ITC Limited has an ownership interest of 50% is a joint venture with Marudhar Hotels Private Limited.

Nature of Business

The joint venture company currently operates 51 hotel properties spread across 19 states under the "WelcomHeritage" brand.

Major Associates of the Group

Gujarat Hotels Limited

ITC Limited holds 45.78% in Gujarat Hotels Limited.

Nature of Business

The Company owns the "WelcomHotel Vadodara" at Vadodara which is operated by ITC Limited under an Operating Licence Agreement.

International Travel House Limited

ITC Limited holds 3.6% and Russell Credit Limited, a wholly owned subsidiary of ITC Limited, holds 45.36%.

Nature of Business

Air ticketing, car rentals, inbound tourism, overseas and domestic holiday packages, conferences, events and exhibition management.

Note : The full list of the Group's Associates appears on page 149.

Principles of Consolidation

The Group's interests in its subsidiaries, associates and joint ventures are reflected in the Consolidated Financial Statements (CFS) in accordance with the relevant Accounting Standards (AS) issued by the Institute of Chartered Accountants of India.

Subsidiaries (AS 21)

Line by line consolidation of Profit & Loss Account and Balance Sheet is done by aggregating like items of assets, liabilities, income and expenses.

The excess/deficit of the cost to ITC Limited of its investments in its subsidiaries over its share of net worth (residual interest in the assets of the subsidiaries after deducting all its liabilities) of the subsidiaries at the date of investment in the subsidiaries are treated as goodwill/capital reserve in the CFS. The goodwill is disclosed as an asset and capital reserve as a reserve in the consolidated balance sheet.

Minority interest in the net income (profit after tax) for the reporting period is identified and adjusted against the group income to arrive at the net income of the Group; likewise the minority interest in the net assets of the consolidated subsidiaries is identified and presented separately on the liabilities side in the consolidated balance sheet.

Inter-Company transactions within the group (both Profit & Loss and Balance Sheet items) are eliminated for arriving at the group CFS.

CFS is prepared applying uniform accounting policies of ITC Limited to the group companies.

Associates (AS 23)

On acquisition of an associate, the goodwill /capital reserve arising from such acquisition is included in the carrying amount of the investment and also disclosed separately.

Only share of net profits/losses of associates is considered in consolidated profit and loss statement.

The carrying amount of the investment in associates is adjusted by the share of net profits/losses in the consolidated balance sheet.

Joint Ventures (AS 27)

Interest in joint ventures is reported using proportionate consolidation method in the CFS.

A separate line item is added in CFS for proportionate share of assets, liabilities, income and expenses.

ITC Limited

Consolidated Financial Statements

Consolidated Balance Sheet as at 31st March, 2008

	Schedule	31st March, 2008 (Rs. in Crores)		31st March, 2007 (Rs. in Crores)	
I. Sources of Funds					
1. Shareholders' Funds					
a) Capital	1	376.86		376.22	
b) Reserves & Surplus	2	11910.94	**12287.80**	10270.36	**10646.58**
2. Minority Interests			**113.21**		**107.58**
3. Loan Funds					
a) Secured Loans	3	15.00		60.80	
b) Unsecured Loans	4	209.92	**224.92**	140.10	**200.90**
4. Deferred Tax-Net	5		**543.57**		**471.27**
Total			**13169.50**		**11426.33**
II. Application of Funds					
1. Fixed Assets	6				
a) Gross Block		9819.51		7795.17	
b) Less: Depreciation		3148.36		2686.55	
c) Net Block		6671.15		5108.62	
d) Capital Work-in-Progress		1156.51		876.09	
		7827.66		5984.71	
e) Less : Provision for assets given on lease		8.37	**7819.29**	8.71	**5976.00**
2. Investments	7		**2607.89**		**2505.89**
3. Current Assets, Loans and Advances					
a) Inventories	8	4268.27		3934.67	
b) Sundry Debtors	9	879.42		733.04	
c) Cash and Bank Balances	10	776.82		1086.50	
d) Other Current Assets	11	157.71		193.82	
e) Loans and Advances	12	1251.74		986.52	
		7333.96		**6934.55**	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2970.80		2548.65	
b) Provisions	14	1621.26		1441.99	
		4592.06		**3990.64**	
Net Current Assets			**2741.90**		**2943.91**
5. Miscellaneous Expenditure (To the extent not written off or adjusted) [See Schedule 19(viii)]			**0.42**		**0.53**
Total			**13169.50**		**11426.33**
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 23rd May, 2008

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Consolidated Profit and Loss Account for the year ended 31st March, 2008

	Schedule		**For the year ended 31st March, 2008 (Rs. in Crores)**		For the year ended 31st March, 2007 (Rs. in Crores)
IA. Gross Income			22894.73		20364.52
IB. Net Income					
Gross Sales [Includes share of Joint Ventures Rs. 60.15 Crores (2007 : Rs. 101.22 Crores)]			22308.54		20003.76
Less : Excise Duties and Taxes on Sales of Products and Services [Includes share of Joint Ventures Rs. 6.53 Crores (2007 : Rs. 20.00 Crores)]			7649.44		7335.04
Net Sales			14659.10		12668.72
Other Income	15		586.19		360.76
			15245.29		**13029.48**
II. Other Expenditure					
Raw Materials etc.	16		5942.96		5086.45
Manufacturing, Selling etc. Expenses	17		4154.28		3500.19
Depreciation [Includes share of Joint Ventures Rs. 4.71 Crores (2007 : Rs. 4.96 Crores)]			472.87		393.78
			10570.11		**8980.42**
III. Profit					
Profit before Taxation			4675.18		4049.06
Provision for Taxation	18		1497.01		1274.72
Profit after Taxation before Share of Results of Associates and Minority Interests			3178.17		2774.34
Share of Net Profit/(Loss) of Associates			7.86		6.63
Profit after Taxation before Minority Interests			**3186.03**		**2780.97**
Minority Interests			28.27		25.71
Net Profit			3157.76		2755.26
Preacquistion Profit/(Loss)			–		1.14
Transfer to Capital Reserve on consolidation			–		(0.01)
Minority Interest of Preacquisition (Profit)/Loss			–		(1.13)
Profit brought forward (net of Rs. 0.04 Crore for opening Employee Benefit liability)		560.32		446.45	
Add : Adjustments on restructuring of Wimco Limited with effect from 01.04.2007		38.68		–	
Add : Adjustments on amalgamation of Megatop Financial Services and Leasing Limited, Newdeal Finance and Investment Limited and Peninsular Investments Limited with Russell Credit Limited with effect from 01.04.2007		1.73	600.73	–	446.45
Available for appropriation			**3758.49**		**3201.71**
IV. Appropriations					
General Reserve			1531.57		1267.48
Special Reserve under section 45-IC of RBI Act, 1934			17.14		5.88
Proposed Dividend			1319.01		1166.29
Income Tax on Dividend Proposed/Paid			237.81		201.74
Share of Revenue Reserve of Joint Ventures carried forward			27.29		17.30
Profit carried forward			625.67		543.02
			3758.49		**3201.71**
Earnings Per Share (Face Value Re. 1.00 each)	19(v)				
On Net Profit					
Basic			Rs. 8.39		Rs. 7.33
Diluted			Rs. 8.35		Rs. 7.31
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 23rd May, 2008

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Consolidated Cash Flow Statement for the year ended 31st March, 2008

(Figures for the previous year have been rearranged to conform with the revised presentation)		**For the year ended 31st March, 2008 (Rs. in Crores)**		For the year ended 31st March, 2007 (Rs. in Crores)
A. Net Profit Before Tax		4675.18		4049.06
ADJUSTMENTS FOR :				
Depreciation	472.87		393.78	
Interest etc. – Net [Excluding Rs. Nil (2007 - Rs. 12.28 Crores) (net) (credit) in respect of financial enterprises consolidated]	(113.81)		(20.35)	
Income from Long Term Investments	(27.03)		(3.06)	
Income from Current Investments [Excluding Rs. 11.06 Crores (2007 – Rs. 14.71 Crores) in respect of financial enterprises consolidated]	(146.55)		(186.14)	
Fixed Assets – Loss on Sale/Write off – Net	17.82		19.70	
Profit on Sale of Current Investments – Net	(15.08)		(6.90)	
Excess of Fair Value over Cost of Investments	(23.35)		–	
Excess of Cost over Fair Value of Investments	–		20.60	
Unrealised (Gain)/Loss on Exchange – Net	2.41		(3.54)	
Amortisation of Miscellaneous Expenditure	0.11		0.10	
Liability no longer required written back	(93.78)	73.61	(27.46)	186.73
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		4748.79		4235.79
ADJUSTMENTS FOR :				
Trade and Other Receivables	(204.49)		(236.52)	
Inventories	(333.60)		(819.24)	
Trade Payables	264.00	(274.09)	379.18	(676.58)
CASH GENERATED FROM OPERATIONS		4474.70		3559.21
Income Tax Paid		(1468.01)		(1311.60)
NET CASH FROM OPERATING ACTIVITIES		**3006.69**		**2247.61**
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets	(2326.30)		(1785.11)	
Sale of Fixed Assets	7.89		3.91	
Purchase of Business [See Note 1 below]	(38.83)		(38.83)	
Purchase of Current Investments	(28002.85)		(28966.23)	
Sale/Redemption of Current Investments	28152.17		29446.21	
Share of Profit of Associates in Long Term Investment	6.33		5.39	
Purchase of Long Term Investments	(13.54)		(1.60)	
Sale of Long Term Investments	–		0.01	
Income from Current Investments Received	146.72		185.51	
Income from Long Term Investments Received	25.54		3.06	
Dividend Received from Associates	1.53		1.24	
Interest Received	111.24		25.12	
Refund of Deposits towards Property Options	91.19		47.50	
Loans Given – Net	(15.37)		(7.95)	
Purchase of Minority Interest in a Subsidiary	(10.22)		(2.38)	
Purchase of Interest in a Subsidiary	(103.64)		–	
NET CASH USED IN INVESTING ACTIVITIES		**(1968.14)**		**(1084.15)**
C. Cash Flow from Financing Activities				
Proceeds from issue of Share Capital	44.63		42.39	
Proceeds / (Repayments) from Long Term Borrowings	(1.83)		29.16	
Net increase in Cash / Export Credit Facilities and other Short Term Loans	9.77		25.06	
Interest etc. Paid	(19.08)		(9.73)	
Dividends Paid	(1169.77)		(996.97)	
Income Tax on Dividend Paid	(212.94)		(144.81)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(1349.22)**		**(1054.90)**
NET INCREASE IN CASH AND CASH EQUIVALENTS		**(310.67)**		**108.56**
OPENING CASH AND CASH EQUIVALENTS		**1086.50**		**977.77**
CASH AND CASH EQUIVALENTS ON CONVERSION OF JOINT VENTURE TO SUBSIDIARY [See Note 2 below]		**–**		**0.17**
CASH AND CASH EQUIVALENTS ON ACQUISITION OF SUBSIDIARY [See Note 3 below]		**0.97**		**–**
CASH AND CASH EQUIVALENTS ON AMALGAMATION OF ASSOCIATES [See Note 4 below]		**0.02**		**–**
CLOSING CASH AND CASH EQUIVALENTS		**776.82**		**1086.50**
CASH AND CASH EQUIVALENTS COMPRISE:				
Cash and Bank Balances		776.15		1086.50
Effect of Exchange rate change - Gain		0.67		–

Notes :

1. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.	77.67	232.99
Cash paid [including Rs. 38.83 Crores (2007 - Rs. 38.83 Crores) during the year as per scheme of repayment]	38.83	155.32
Balance Payable	38.84	77.67

2. Cash & Cash Equivalents include Rs. 0.17 Crore of King Maker Marketing Inc. USA, acquired consequent to it becoming a subsidiary of ITC Limited and is included in the closing Cash and Cash Equivalents.
3. Cash & Cash Equivalents include Rs. 0.97 Crore of Technico Pty Limited, Australia, acquired consequent to it becoming a subsidiary of ITC Limited during the year and is included in the closing Cash and Cash Equivalents.
4. Cash & Cash Equivalents include Rs. 0.02 Crore of Associates - Megatop Financial Services and Leasing Limited, Newdeal Finance and Investment Limited and Peninsular Investments Limited consequent to their amalgamation with Russell Credit Limited.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 23rd May, 2008

On behalf of the Board

Y. C. DEVESHWAR	*Chairman*
K. VAIDYANATH	*Director*
B. B. CHATTERJEE	*Secretary*

Schedules to the Consolidated Accounts

(Figures for the previous year have been rearranged to conform with the revised presentation)	**As at 31st March, 2008 (Rs. in Crores)**	As at 31st March, 2007 (Rs. in Crores)
1. Capital		
Authorised		
5,00,00,00,000 Ordinary Shares of Re. 1.00 each (2007 - 5,00,00,00,000 Ordinary Shares of Re.1.00 each)	500.00	500.00
Issued & Subscribed		
3,76,86,10,050 Ordinary Shares of Re.1.00 each, fully paid (2007 - 3,76,22,22,780 Ordinary Shares of Re.1.00 each, fully paid)	376.86	376.22

A) Of the above, following were allotted:

a) as fully paid up Bonus Shares –

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares –

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited;

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited;

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under Employee Stock Option Scheme the Company has granted (net of Options lapsed*):

a) 5,54,180 (2007 – 5,63,891) Options in 2002-03, of which 5,54,180 vested Options have been exercised.

b) 10,91,728 (2007 – 10,91,728) Options in 2003-04 (including 1,83,501 Bonus Options allocated on unvested Options), of which 10,78,605 vested Options have been exercised.

c) 10,88,158 (2007 – 10,90,259) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 7,26,251 vested Options have been exercised.

d) 13,80,055 (2007 – 13,99,818) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 3,06,478 vested Options have been exercised.

e) 54,00,643 (2007 – 57,59,125) Options in 2006-07, of which 16,107 vested Options have been exercised.

f) 50,79,243 Options in 2007-08, of which no Options have been exercised.

Note:

Each Option entitles the holder thereof to apply for and be allotted Ten Ordinary Shares of the face value of Re.1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

Schedules to the Consolidated Accounts

		As at 31st March, 2008 (Rs. in Crores)		As at 31st March, 2007 (Rs. in Crores)
2. Reserves And Surplus				
Capital Reserve on Consolidation				
At commencement of the year	125.87		128.18	
Add/(Less): On increase in Group's Interest	2.02	127.89	(2.31)	125.87
General Reserve				
At commencement of the year	8592.84		7328.49	
Less: Adjustment consequent to recomputation as of 01.04.2006 of liability for defined benefit plans in accordance with the provisions of AS-15 (Revised) : Employee Benefits (Net of deferred tax)	–		3.13	
Add: Adjustments on restructuring of Wimco Limited *	31.75		–	
Less: Adjustments pursuant to amalgamation of Associates **	4.62		–	
Add: From Profit and Loss Account	1531.57	10151.54	1267.48	8592.84
Share Premium				
At commencement of the year	460.13		418.44	
Add: On Issue of Share Capital	43.99	504.12	41.69	460.13
Capital Reserve				
At commencement of the year	5.79		5.91	
Less: Adjustments on restructuring of Wimco Limited *	0.03	5.76	0.12	5.79
Capital Redemption Reserve		0.22		0.22
Special Reserve under Section 45-IC of the RBI Act, 1934				
At commencement of the year	26.21		20.33	
Add: Adjustments pursuant to amalgamation of Associates **	1.75		–	
Add: From Profit and Loss Account	17.14	45.10	5.88	26.21
Subsidy Reserve		0.23		0.23
Revaluation Reserve				
At commencement of the year	134.74		135.24	
Less: Adjustments on restructuring of Wimco Limited *	72.56		–	
Less: To Profit and Loss Account				
– Depreciation	0.81		1.57	
– Disposal of Fixed Assets	0.24		(0.56)	
Add: On Acquisition	–	61.13	0.51	134.74
Contingency Reserve		363.05		363.05
Foreign Currency Translation Reserve		(1.06)		0.96
Profit and Loss Account		625.67		543.02
Total		**11883.65**		**10253.06**
Share of Joint Ventures - Schedule 19 (i) (b)				
Revenue Reserves		27.29		17.30
Grand Total		**11910.94**		**10270.36**

* Adjustments on amalgamation of Wimco Seedlings Limited and Wimco Boards Limited with Wimco Limited with effect from 01.04.2007

** Adjustments on amalgamation of Megatop Financial Services and Leasing Limited, Newdeal Finance and Investment Limited, and Peninsular Investments Limited with Russell Credit Limited with effect from 01.04.2007

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
3. Secured Loans		
Loans and Advances from Banks		
Cash/Export Credit Facilities *	11.98	60.78
Term Loans *	3.00	–
Other Loans *	0.01	–
Total	**14.99**	**60.78**
Share of Joint Ventures - Schedule 19 (i) (b)	0.01	0.02
Grand Total	**15.00**	**60.80**

* Secured by charge over certain fixed assets and current assets of the Company, both present and future.

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
4. Unsecured Loans		
Short Term Loans		
From Banks – Temporary overdraft in cash credit account	–	15.84
– Others	86.34	–
Other Loans		
From Banks (Due within one year Rs. 5.57 Crores, 2007 – Rs. 1.42 Crores)	31.84	30.45
From other than Banks		
Sales tax deferment loan (interest free) (Due within one year Rs. 0.24 Crore, 2007 – Rs. 0.28 Crore)	90.68	93.81
Financial Institution (interest free) (Due within one year Rs. 0.04 Crore)	1.06	–
Grand Total	**209.92**	**140.10**

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
5. Deferred Tax - Net		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	714.43	622.38
On fiscal relief realised on pre-deposit of excise duty	126.48	115.93
	840.91	**738.31**
Deferred Tax Assets		
On employees' separation and retirement etc.	21.67	22.47
On provision for doubtful debts/advances	6.28	6.00
On State and Central taxes etc.	261.61	229.11
On unabsorbed tax losses and depreciation *	7.49	9.83
Other timing differences	0.82	0.11
	297.87	**267.52**
Deferred Tax - Net	**543.04**	**470.79**
Share of Joint Ventures - Schedule 19 (i) (b)	0.53	0.48
Grand Total	**543.57**	**471.27**

* Set up based on future profit projections/plans and where applicable, past financial performance of individual subsidiaries.

Schedules to the Consolidated Accounts

6. Fixed Assets

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2008 (Rs. in Crores)	Net Book Value as at 31st March, 2008 (Rs. in Crores)
Goodwill on Consolidation	48.59	87.96	–	136.55	–	–	0.76	135.79
Trademarks & Goodwill	11.09	0.08	–	11.17	0.61	–	3.75	7.42
Know-how, Business and Commercial Rights	71.09	1.46	–	72.55	7.59	–	37.49	35.06
Land Freehold *	602.21	233.02	0.22	835.01	–	–	1.68	833.33
Buildings Freehold *	1418.37	271.01	6.45	1682.93	31.82	2.59	316.55	1366.38
Leasehold Properties	107.00	31.36	0.52	137.84	1.45	0.47	16.60	121.24
Licensed Properties - Building Improvement	24.16	15.75	0.02	39.89	4.26	0.02	10.39	29.50
Railway Sidings etc.	1.17	–	–	1.17	0.05	–	0.73	0.44
Plant & Machinery **	4702.18	1237.87	32.20	5907.85	320.03	20.63	2265.04	3642.81
Capitalised Software	91.61	43.84	0.03	135.42	22.20	0.03	63.72	71.70
Computers, Servers and Other I.T. Equipments	335.78	39.35	6.94	368.19	44.25	6.39	203.07	165.12
Furniture & Fixtures	346.65	54.38	9.46	391.57	31.26	7.91	188.26	203.31
Motor Vehicles etc.	57.72	14.68	8.49	63.91	5.45	4.18	15.83	48.08
	7817.62	**2030.76**	**64.33**	**9784.05**	**468.97**	**42.22**	**3123.87**	**6660.18**
Capital Work-in-Progress	876.03	1936.59	1656.17	1156.45	–	–	–	1156.45
Total (a)	**8693.65**	**3967.35**	**1720.50**	**10940.50**	**468.97**	**42.22**	**3123.87**	**7816.63**
Share of Joint Ventures - Schedule 19 (i) (b)								
Fixed Assets	35.81	1.56	1.91	35.46	4.71	1.05	24.49	10.97
Capital Work-in-Progress	0.06	1.09	1.09	0.06	–	–	–	0.06
Total (b)	**35.87**	**2.65**	**3.00**	**35.52**	**4.71**	**1.05**	**24.49**	**11.03**
Total (a) + (b)	**8729.52**	**3970.00**	**1723.50**	**10976.02**	**473.68**	**43.27**	**3148.36**	**7827.66**
Provision for assets given on lease								8.37
Grand Total								**7819.29**
Previous Year	7109.53	2449.93	888.20	8671.26	395.35	48.23	2686.55	5984.71
Provision for assets given on lease								8.71
Grand Total								**5976.00**

The opening Gross Block and Accumulated Depreciation includes Rs. 58.26 Crores and Rs. 29.95 Crores respectively on account of acquisition of Technico Pty Limited, Australia and its six subsidiaries. The preacquisition depreciation is Rs. 0.22 Crore. Additions and Accumulated Depreciation includes Rs. 1.45 Crores on account of amalgamation of Newdeal Finance and Investment Limited, Peninsular Investments Limited and Megatop Financial Services and Leasing Limited with Russell Credit Limited.

@ Original Cost / Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited, as at 31st March, 1987 in respect of Surya Nepal Private Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of (a) Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement (b) Rs. 7.60 Crores in respect of land at Mysore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 6 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act, 1950 for which compensation has not yet been determined.

The Suit filed by third party in September 1980 for cancellation of lease in respect of Wakf land in Bangalore pertaining to ITC Windsor has been dismissed. Consequently the resolution passed by the Wakf Board on 3rd, 4th and 5th June 1981, cancelling the lease got revived. The resolution has been challenged before the Wakf Tribunal and the matter is sub judice. Dispossession has been stayed by the Hon'ble High Court of Karnataka in separate proceedings which is also applicable to the proceedings before Wakf Tribunal. In the opinion of the management based upon legal advice, the Company's title to the property is tenable.

Buildings Freehold include Rs. 328.39 Crores (2007 - Rs. 162.98 Crores), aggregate cost of building on leasehold land situated at various locations.

Trademarks purchased Rs. 6.28 Crores (2007 - Rs. 5.99 Crores) under "Trademarks & Goodwill" are being amortised over 10 years.

Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 72.55 Crores (2007 - Rs. 60.36 Crores) : -

– Rs. 47.34 Crores (2007 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.
– Rs. 4.97 Crores (2007 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.
– Rs. 8.05 Crores (2007 - Rs. 8.05 Crores) acquired in earlier years are being amortised over 5 years.
– Rs. 12.19 Crores (2007 - Rs. Nil) acquired in earlier years by Technico Pty Limited, Australia has been fully amortised.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments, including share of Joint Ventures Rs. 0.60 Crore (2007 - Rs. 0.04 Crore), are Rs. 917.07 Crores (2007 - Rs. 814.88 Crores).

Depreciation for the year includes Rs. 0.81 Crore (2007 - Rs. 1.57 Crores) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

** Plant and Machinery includes Rs. 32.86 Crores (2007 - Rs. 29.71 Crores) being assets given on lease and these are depreciated over the primary period of the lease. In respect of assets aggregating Rs. 25.91 Crores (2007 - Rs. 26.25 Crores), the primary lease period has expired and balances reflected on this account have been fully realised or provided for

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores)				As at 31st March, 2007 (Rs. in Crores)			
	Quoted		Not Quoted		Quoted		Not Quoted	
7. Investments								
Long Term								
A. TRADE INVESTMENTS								
In Associates								
International Travel House Limited								
39,14,233 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 11.89 Crores)	21.87				21.87			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008	21.58	43.45			17.79	39.66		
Gujarat Hotels Limited								
17,33,907 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 1.16 Crores)	1.94				1.94			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008	4.22	6.16			3.61	5.55		
Asia Tobacco Company Limited								
55,650 Equity Shares of Rs. 100.00 each, fully paid								
Cost of acquisition (including capital reserve of Rs. 0.16 Crore)			0.83				0.83	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008			0.15	0.98			0.51	1.34
1,39,125 Equity Shares of Rs. 100.00 each, partly paid								
Cost of acquisition (including goodwill of Rs. 0.30 Crore)			1.04				1.04	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008			(0.03)	1.01			0.20	1.24
In Other Companies								
Hill Properties Limited								
3 class 'A' Equity Shares of Rs. 1,20,000.00 each, Rs.1,18,000.00 per share paid				0.04				0.04
Modern Flats Private Limited								
4,300 Equity Shares of Rs. 10.00 each, fully paid (cost Rs. 43,000.00)				...				...
Punjab Anand Batteries Limited (in liquidation)								
11,86,157 Equity Shares of Rs. 10.00 each, fully paid under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *				1.19				1.19
Andhra Pradesh Gas Power Corporation Limited								
8,04,000 Equity Shares of Rs.10.00 each, fully paid				2.32				2.32
Cuffe Parade Sealord Co-operative Housing Society Limited								
10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Tulsiani Chambers Premises Co-operative Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Atur Park Co-operative Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Bihar Hotels Limited								
8,00,000 Equity Shares of Rs. 2.00 each, fully paid [(2007 - 40,000 Equity Shares of Rs. 10.00 each, fully paid) Consequent to sub-division and issue of Bonus Shares during the year]				0.04				0.04
Maker Towers Co-operative Housing Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
VST Industries Limited								
22,02,417 Equity Shares of Rs. 10.00 each, fully paid		36.58				36.58		
B. SUBSIDIARY COMPANIES								
ITC Global Holdings Pte. Limited (under liquidation)								
89,99,645 Ordinary Shares of US $1.00 each, fully paid *				25.58				25.58
Carried over		86.19		31.16		81.79		31.75

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted		Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted		Not Quoted
7. Investments (Contd.)						
Brought forward	86.19		31.16	81.79		31.75
C. DEPOSIT WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES						
Government Securities (2007 - cost Rs. 94,500.00)			0.01			0.01
Government Securities - National Savings Certificates			...			–
National Savings Certificates fully paid (Deposited with Government Authorities)			...			–
Kisan Vikas Patra fully paid (Deposited with Government Authorities)			...			–
National Savings Certificate pledged at mandi samiti Cost Rs. 16,000 (2007 - Rs. 4,000)			...			...
D. OTHER INVESTMENTS						
In Associates						
Russell Investments Limited						
42,75,435 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.30 Crore)		4.27			4.27	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008		3.62	7.89		2.50	6.77
Peninsular Investments Limited (amalgamated with Russell Credit Limited w.e.f. 01.04.2007)						
Nil (2007 - 40,64,875) Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.25 Crore)		–			4.07	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		–	–		(0.07)	4.00
Minota Aquatech Limited (under liquidation)						
14,80,000 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.97 Crore)		0.15			0.15	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008		(0.15)	–		(0.15)	–
Newdeal Finance and Investment Limited (amalgamated with Russell Credit Limited w.e.f. 01.04.2007)						
Nil (2007 - 28,81,200) Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)		–			2.88	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		–	–		0.43	3.31
Megatop Financial Services and Leasing Limited (amalgamated with Russell Credit Limited w.e.f. 01.04.2007)						
Nil (2007 - 31,16,400) Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 0.20 Crore)		–			3.12	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2007		–	–		0.56	3.68
Classic Infrastructure and Development Limited						
54,00,000 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 7.78 Crores)		10.40			10.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008		0.31	10.71		(1.11)	9.29
Divya Management Limited						
41,82,915 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 1.09 Crores)		6.93			–	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008		(0.01)	6.92		–	–
Antrang Finance Limited						
43,24,634 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 0.10 Crore)		4.40			–	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2008		(0.01)	4.39		–	–
EIH Limited						
5,77,92,442 Equity Shares of Rs. 2.00 each, fully paid	200.64			–		
Carried over	286.83		61.08	81.79		58.81

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
OTHER INVESTMENTS (Contd.) Brought forward	286.83	61.08	81.79	58.81
Ballarpur Industries Limited 23,00,229 Equity Shares of Rs. 2.00 each, fully paid	5.58		–	
In Other Companies				
Lotus Court Private Limited 2 Class 'G' Shares of Rs. 48,000.00 each, fully paid		2.34		2.34
Adyar Property Holding Co. Limited 311 Equity Shares of Rs. 100.00 each, partly paid		43.86		43.86
Agrotech Foods Limited 40,85,800 Equity Shares of Rs. 10.00 each, fully paid	53.73		53.73	
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		...		...
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited) 1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debenture, fully paid		0.01		0.01
Bilaspur Cane Development Corporation Limited 100 Equity Shares of Rs. 10.00 each, fully paid (cost Rs. 1,000.00)		...		...
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs. 10.00 each, fully paid	0.05		0.05	
Mirage Advertising and Marketing Limited 12,488 Equity Shares of Rs. 10.00 each, fully paid *		0.01		0.01
Gilt Facilities India Private Limited 545 Redeemable Preference Shares (0.5%) of Rs. 1,00,000.00 each, fully paid*		5.45		5.45
Government Securities 5% Bikash Rinpatra, 2071		5.27		5.27
6.5% Bikash Rinpatra, 2075		1.60		1.60
Total Long Term Investments	**346.19**	**119.62**	**135.57**	**117.35**
Current				
OTHER INVESTMENTS				
Unit Trust of India 6.75% US-64 Tax Free Bonds 1,23,09,770 (2007 -1,23,44,658) Bonds of Rs.100.00 each, fully paid (35,073 Bonds acquired and 69,961 Bonds sold during the year)		123.10		120.00
6.60% US-64 Tax Free Bonds 14,29,578 (2007-17,19,000) Bonds of Rs.100.00 each, fully paid (5,07,503 Bonds acquired and 7,96,925 sold during the year)		14.18		16.03
National Bank for Agricultural and Rural Development Nil (2007- 50,000) 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid (50,000 Bonds sold during the year)		–		49.13
80,000 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid		79.66		78.29
Carried over		216.94		263.45

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		216.94		263.45
National Housing Bank Nil (2007 - 2,500) 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid (2,500 Bonds sold during the year)		–		24.38
Indian Railway Finance Corporation Limited Nil (2007 - 250) 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid (250 Bonds sold during the year)		–		24.58
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid (200 Bonds acquired and sold during the year)		49.11		48.39
Nuclear Power Corporation of India Limited 220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		21.69		21.27
Power Finance Corporation Limited 2,000 10.40% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		20.31		23.10
ICICI Bank Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid		131.29		107.14
ABN AMRO FTP Series 2 - Thirteen Month Plan Dividend Nil (2007 - 5,26,837) Units of Rs.10.00 each (Nil Units purchased and 5,26,837 Units sold during the year)		–		0.53
ABN AMRO FTP Series 3 - Yearly Plan Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
ABN AMRO FTP Series 4 - Quarterly Plan - C - Monthly Dividend Nil (2007 - 20,00,000) Units of Rs.10.00 each (Nil Units purchased and 20,00,000 Units sold during the year)		–		2.00
ABN AMRO FTP Series 4 - Quarterly Plan - C - Dividend Reinvestment on Maturity Nil (2007 - 2,52,53,942) Units of Rs.10.00 each (2,11,390 Units purchased and 2,54,65,332 Units sold during the year)		–		25.26
ABN AMRO FTP Series 4 - Quarterly Plan - E - Dividend on Maturity Nil (2007 - 2,51,01,734) Units of Rs.10.00 each (4,47,456 Units purchased and 2,55,49,190 Units sold during the year)		–		25.10
ABN AMRO FTP S8 Yearly Plan - D - Institutional Growth 2,00,00,000 (2007 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased and Nil Units sold during the year)		20.00		–
ABN AMRO Interval Fund - Quarterly Plan H Interval Dividend Reinvestment 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
ABN AMRO Interval Fund - Quarterly Plan I Monthly Dividend 20,00,000 (2007 - Nil) Units of Rs.10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		–
AIG India Liquid Fund Institutional Daily Dividend 30,701 (2007 - Nil) Units of Rs.1,000.00 each (30,701 Units purchased and Nil Units sold during the year)		3.07		–
Carried over		474.41		590.20

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		474.41		590.20
Birla Cash Plus - Institutional Premium Plan - Daily Dividend - Reinvestment Nil (2007 - 7,28,72,688) Units of Rs.10.00 each (1,02,08,48,515 Units purchased and 1,09,37,21,203 Units sold during the year)		–		73.01
Birla Cash Plus - Institutional Premium - Growth 91,80,966 Units of Rs.10.00 each		10.00		10.00
Birla FTP INSTL - Series Y - Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
Birla FTP INSTL - Series AA - Growth 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
Birla FTP INSTL - Series AC - Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Birla FTP - Quarterly - Series 5 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Quarterly - Series 5 Nil (2007 - 20,00,000) Units of Rs.10.00 each (Nil Units purchased and 20,00,000 Units sold during the year)		–		2.00
Birla FTP - Quarterly - Series 7 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Quarterly - Series 7 Nil (2007 - 20,00,000) Units of Rs.10.00 each (Nil Units purchased and 20,00,000 Units sold during the year)		–		2.00
Birla FTP - Quarterly - Series 9 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Quarterly - Series 10 Nil (2007 - 5,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,000 Units sold during the year)		–		0.50
Birla FTP - Quarterly - Series 10 - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Series H - Growth Nil (2007 - 1,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,50,00,000 Units sold during the year)		–		15.00
Birla FTP - Retail - Series W - Growth 2,33,200 (2007 - Nil) Units of Rs.10.00 each (2,33,200 Units purchased and Nil Units sold during the year)		0.23		–
Birla Income Plus - Quarterly Dividend - Reinvestment 12,34,75,977 (2007 - Nil) Units of Rs.10.00 each (12,34,75,977 Units purchased and Nil Units sold during the year)		130.64		–
Carried over		665.28		792.71

	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		665.28		792.71
Birla Sun Life Income Fund - Quarterly Dividend Reinvestment 62,94,566 (2007 - Nil) Units of Rs.10.00 each (62,94,566 Units purchased and Nil Units sold during the year)		6.69		–
Birla Sun Life Short Term Fund - Fortnightly Dividend - Reinvestment 8,45,34,890 (2007 - Nil) Units of Rs.10.00 each (13,36,82,746 Units purchased and 4,91,47,856 Units sold during the year)		84.98		–
BSL Quarterly Interval - Series 4 - Dividend Payout 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
Canara Robeco Interval Monthly Institutional Dividend Fund 1,49,82,620 (2007 - Nil) Units of Rs.10.00 each (1,49,82,620 Units purchased and Nil Units sold during the year)		15.00		–
Canara Robeco Liquid Fund - Institutional - Growth 2,39,78,529 Units of Rs.10.00 each		30.00		30.00
Chola Liquid Institutional Plus - Cumulative Option Nil (2007 - 1,43,11,999) Units of Rs.10.00 each (Nil Units purchased and 1,43,11,999 Units sold during the year)		–		20.00
DBS Chola Interval Income Fund - Quarterly Plan C - Institutional Dividend 20,00,000 (2007 - Nil) Units of Rs.10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		–
DBS Chola Fixed Maturity Plan III - Series 6 Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
DBS Chola Fixed Maturity Plan - Series 6 (Quarterly Plan - 3) Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
DBS Chola Short Term Floating Rate Fund - Daily Dividend Reinvestment Plan 99,85,999 (2007 - Nil) Units of Rs.10.00 each (87,68,91,107 Units purchased and 86,69,05,108 Units sold during the year)		10.00		–
DSP Merrill Lynch - Fixed Maturity Plan 3M - Series 3 - Institutional Dividend 1,00,44,725 (2007 - Nil) Units of Rs.10.00 each (1,00,44,725 Units purchased and Nil Units sold during the year)		10.04		–
DSP Merrill Lynch - Fixed Maturity Plan 3M - Series 6 - Institutional Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
DSP Merrill Lynch - Fixed Term Plan Series 1L - Dividend Institutional Reinvestment Dividend Nil (2007 - 2,51,500) Units of Rs.1,000.00 each (3,937 Units purchased and 2,55,437 Units sold during the year)		–		25.15
DWS Fixed Term Fund - Series 14 - Dividend Plan Payout Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
Carried over		858.99		943.86

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		858.99		943.86
DWS Fixed Term Fund - Series 16 - Institutional Plan - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
DWS Fixed Term Fund - Series 23 - Dividend Option Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
DWS Fixed Term Fund - Series 35 - Dividend Plan 2,00,00,000 (2007 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased and Nil Units sold during the year)		20.00		–
DWS Fixed Term Fund Series 41- Institutional Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
DWS Short Maturity Fund - Weekly Dividend Option 4,36,56,442 (2007 - Nil) Units of Rs.10.00 each (15,82,24,369 Units purchased and 11,45,67,927 Units sold during the year)		44.50		–
GSSIF - Investment Plan - Quarterly Dividend 44,34,828 (2007 - Nil) Units of Rs.10.00 each (44,34,828 Units purchased and Nil Units sold during the year)		4.65		–
G37 Grindlays Fixed Maturity - 6th Plan - Growth Nil (2007 - 2,50,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,000 Units sold during the year)		–		0.25
Grindlays Fixed Maturity - 16th Plan A - Dividend Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
G184 Standard Chartered FMP - Quarterly Series 7 - Growth Nil (2007 - 2,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,00,000 Units sold during the year)		–		0.20
G197 Standard Chartered FMP - Quarterly Series 6 - Dividend Nil (2007 - 50,00,000) Units of Rs.10.00 each (Nil Units purchased and 50,00,000 Units sold during the year)		–		5.00
HDFC FMP 90D January 2007(3) - Wholesale Plan Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
HDFC FMP 367D August 2007 - Wholesale Plan - Growth 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
HDFC FMP 90D January 2008(VI) - Wholesale Plan Dividend Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
HDFC Income Fund - Dividend Reinvestment 1,14,45,230 (2007 - Nil) Units of Rs.10.00 each (1,14,45,230 Units purchased and Nil Units sold during the year)		11.77		–
HDFC Short Term Plan - Fortnightly - Dividend Reinvestment 3,89,76,077 (2007 - Nil) Units of Rs.10.00 each (4,88,60,307 Units purchased and 98,84,230 Units sold during the year)		40.24		–
Carried over		1025.15		1025.31

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1025.15		1025.31
HSBC Fixed Term Series 1 - Growth Nil (2007 - 1,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,00,00,000 Units sold during the year)		–		10.00
HSBC Fixed Term Series 13 - Institutional - Growth Nil (2007 - 1,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,50,00,000 Units sold during the year)		–		15.00
HSBC Fixed Term Series 14 - Dividend Reinvestment Nil (2007 - 2,58,15,392) Units of Rs.10.00 each (4,48,942 Units purchased and 2,62,64,334 Units sold during the year)		–		25.82
HSBC Fixed Term Series 15 - Institutional - Dividend Reinvestment Nil (2007 - 2,55,45,605) Units of Rs.10.00 each (10,28,909 Units purchased and 2,65,74,514 Units sold during the year)		–		25.55
HSBC Fixed Term Series 47 - Institutional Dividend 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
HSBC Interval Fund - Plan 2 - Institutional Dividend 1,00,28,237 (2007 - Nil) Units of Rs.10.00 each (1,00,28,237 Units purchased and Nil Units sold during the year)		10.03		–
HSBC Interval Fund - Plan 2 - Institutional Growth 19,55,149 (2007 - Nil) Units of Rs.10.00 each (19,55,149 Units purchased and Nil Units sold during the year)		2.00		–
ICICI Prudential FMP Series 39 - Six Months Plan A - Retail Dividend Pay Dividend 5,00,00,000 (2007 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased and Nil Units sold during the year)		50.00		–
ICICI Prudential FMP Series 41 - Fourteen Months Plan Institutional Cumulative 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
ICICI Prudential FMP Series 41 - Fifteen Months Plan Institutional Growth 20,00,000 (2007 - Nil) Units of Rs.10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		–
ICICI Prudential FMP Series 42 - Three Months Plan C Retail Dividend Pay Dividend 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
ICICI Prudential - Flexible Income Plan - Dividend - Daily - Reinvestment Dividend 4,14,57,485 (2007 - Nil) Units of Rs.10.00 each (44,25,11,884 Units purchased and 40,10,54,399 Units sold during the year)		43.84		–
ICICI Prudential Institutional Income Plan - Dividend Quarterly - Reinvestment Dividend 3,00,46,190 (2007 - Nil) Units of Rs.10.00 each (3,00,46,190 Units purchased and Nil Units sold during the year)		31.72		–
Carried over		1229.74		1101.68

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. In Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1229.74		1101.68
ICICI Prudential Institutional Liquid Plan - Super Institutional - Daily Dividend 51,14,015 (2007 - Nil) Units of Rs.10.00 each (51,14,015 Units purchased and Nil Units sold during the year)		5.11		–
ICICI Prudential Institutional Short Term Plan DR - Fortnightly - Reinvestment Dividend 4,11,54,141 (2007 - Nil) Units of Rs.10.00 each (8,74,51,756 Units purchased and 4,62,97,615 Units sold during the year)		45.72		–
ICICI Prudential Institutional Short Term Dividend Reinvestment - Fortnightly 7,02,500 (2007 - Nil) Units of Rs.10.00 each (1,42,30,151 Units purchased and 1,35,27,651 Units sold during the year)		0.78		–
ING Vysya Fixed Maturity Fund - XXXI - Institutional Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
ING Vysya Fixed Maturity Fund - XXXII - Institutional Growth 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
ING Vysya Fixed Maturity Fund Series XV - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
JM Fixed Maturity Fund Series IV - Quarterly Plan 1 - Dividend Reinvestment Nil (2007 - 2,53,73,213) Units of Rs.10.00 each (93,800 Units purchased and 2,54,67,013 Units sold during the year)		–		25.37
JM Fixed Maturity Fund Series IV - Quarterly Plan 4 F3 - Dividend Reinvestment Nil (2007 - 2,51,91,423) Units of Rs.10.00 each (3,36,845 Units purchased and 2,55,28,268 Units sold during the year)		–		25.19
JM Interval Fund - Quarterly Plan 1 - Institutional Dividend Plan 2,49,81,763 (2007 - Nil) Units of Rs.10.00 each (2,49,81,763 Units purchased and Nil Units sold during the year)		25.00		–
Kotak Bond (Short Term) - Monthly Dividend 5,10,06,283 (2007 - Nil) Units of Rs.10.00 each (8,97,57,808 Units purchased and 3,87,51,525 Units sold during the year)		51.32		–
Kotak FMP 3M Series 8 - Dividend Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
Kotak FMP 3M Series 8 - Dividend Reinvestment Nil (2007 - 2,53,44,328) Units of Rs.10.00 each (1,18,203 Units purchased and 2,54,62,531 Units sold during the year)		–		25.33
Kotak FMP 3M Series 10 - Quarterly Nil (2007 - 10,09,745) Units of Rs.10.00 each (Nil Units purchased and 10,09,745 Units sold during the year)		–		1.01
Carried over		1397.67		1204.58

	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1397.67		1204.58
Kotak FMP 3M Series 10 - Dividend Reinvestment Nil (2007 - 2,52,43,621) Units of Rs.10.00 each (Nil Units purchased and 2,52,43,621 Units sold during the year)		–		25.24
Kotak FMP 3M Series 11 Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
Kotak FMP 3M Series 11 - Dividend Nil (2007 - 2,51,51,409) Units of Rs.10.00 each (3,89,318 Units purchased and 2,55,40,727 Units sold during the year)		–		25.15
Kotak FMP 3M Quarterly Series 12 Nil (2007 - 5,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,000 Units sold during the year)		–		0.50
Kotak FMP 3M Series 12 - Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (5,61,086 Units purchased and 2,55,61,086 Units sold during the year)		–		25.00
Kotak FMP 3M Series 14 - Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (5,82,233 Units purchased and 2,55,82,233 Units sold during the year)		–		25.00
Kotak FMP 3M Series 27 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Kotak FMP 3M Series 28 - Dividend 95,00,000 (2007 - Nil) Units of Rs.10.00 each (95,00,000 Units purchased and Nil Units sold during the year)		9.50		–
Kotak FMP 12M Series 4 - Institutional - Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Kotak FMP 14M Series 2 - Institutional - Growth 2,50,00,000 Units of Rs.10.00 each		25.00		25.00
Kotak FMP Series XIV - Growth Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Kotak Quarterly Interval Plan - Series 5 - Dividend 20,00,000 (2007 - Nil) Units of Rs.10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		–
LIC MF Liquid Fund - Growth Plan 3,13,93,239 (2007 - 2,41,75,107) Units of Rs.10.00 each (72,18,132 Units purchased and Nil Units sold during the year)		40.00		30.00
Lotus India FMP - 3 Months - Series XXV - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Lotus India FMP - 3 Months - Series XXVI - Dividend 20,13,840 (2007 - Nil) Units of Rs.10.00 each (20,13,840 Units purchased and Nil Units sold during the year)		2.01		–
Lotus India FMP - 14 Months - Series II - Institutional Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
Carried over		1521.18		1386.47

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1521.18		1386.47
Lotus India Fixed Maturity Plan - 375 Days - Series V - Institutional Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Lotus India Short Term Plan - Institutional Weekly Dividend 4,87,33,919 (2007 - Nil) Units of Rs.10.00 each (4,87,33,919 Units purchased and Nil Units sold during the year)		49.34		–
Principal Cash Management Liquid Option Institutional Dividend 32,423 (2007 - Nil) Units of Rs.10.00 each (10,33,200 Units purchased and 10,00,777 Units sold during the year)		0.03		–
Principal Cash Management Fund Liquid Option - IP - Dividend Reinvestment Daily 30,021 (2007 - Nil) Units of Rs.10.00 each (22,11,715 Units purchased and 21,81,694 Units sold during the year)		0.03		–
Principal Income Fund - Institutional Plan Dividend Reinvestment - Quarterly 2,84,09,835 (2007 - Nil) Units of Rs.10.00 each (5,06,39,476 Units purchased and 2,22,29,641 Units sold during the year)		32.57		–
Principal PNB Fixed Maturity Plan 91 Days - Series VII Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
Principal PNB Fixed Maturity Plan 91 Days - Series VIII Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
Principal PNB Fixed Maturity Plan (FMP - 34) 91 Days - Series VII - Feb 07 Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Principal PNB Fixed Maturity Plan (FMP - 35) 91 Days - Series VIII - Feb 07 Dividend Payout Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
Principal PNB Fixed Maturity Plan (FMP - 43) 91 Days - Series XIII 20,00,000 (2007 - Nil) Units of Rs.10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		–
Principal PNB Fixed Maturity Plan 385 Days - Series III Nil (2007 - 5,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,000 Units sold during the year)		–		0.50
Principal FMP Series V (FMP - 39) 385 Days Plan Institutional Growth Plan - Aug 07 2,00,00,000 (2007 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased and Nil Units sold during the year)		20.00		–
Principal Floating Institutional Dividend Reinvestment Daily Nil (2007 - 11,20,738) Units of Rs.10.00 each (Nil Units purchased and 11,20,738 Units sold during the year)		–		1.12
Principal Floating Rate Fund SMP Nil (2007 - 30,90,332) Units of Rs.10.00 each (52,05,190 Units purchased and 82,95,522 Units sold during the year)		–		3.09
Carried over		1635.15		1468.18

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1635.15		1468.18
Principal Floating Rate Fund SMP Institutional Option Daily Dividend Nil (2007 - 17,93,560) Units of Rs.10.00 each (26,74,577 Units purchased and 44,68,137 Units sold during the year)		–		1.79
Prudential ICICI FMP Series 34 - One Year Plan - A - Institutional - Dividend Reinvestment Nil (2007 - 2,54,84,777) Units of Rs.10.00 each (11,80,931 Units purchased and 2,66,65,708 Units sold during the year)		–		25.49
Prudential ICICI FMP Series 35 - Three Months Plan - A - Retail - Dividend Reinvestment Nil (2007 - 5,06,80,000) Units of Rs.10.00 each (2,65,563 Units purchased and 5,09,45,563 Units sold during the year)		–		50.68
Prudential ICICI FMP - 91 Days - Series 35 Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
Prudential ICICI FMP Series 35 - Three Months Plan C - Retail Dividend Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
Prudential ICICI FMP Series 37 - Quarterly Plan B - Retail Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Prudential ICICI Hybrid FMP 13 Months Plan - Institutional - Dividend - Reinvestment - Quarterly Nil (2007 - 2,58,44,026) Units of Rs.10.00 each (4,73,979 Units purchased and 2,63,18,005 Units sold during the year)		–		25.84
Reliance Fixed Horizon Fund I - Quarterly Plan - Series IV - Dividend Reinvestment Nil (2007 - 5,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 5,00,00,000 Units sold during the year)		–		50.00
Reliance Fixed Horizon Fund II - Quarterly Plan - Series II - Institutional Dividend Reinvestment Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Reliance Fixed Horizon Fund II - Quarterly Plan - Series IV - Institutional Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
Reliance Fixed Horizon Fund II - Quarterly Plan - Series V - Institutional Dividend Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
SBI Debt Fund Series 15 Months (July 06) - Dividend Payout Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
SBI Debt Fund Series 90 Days - Dividend 20,00,000 (2007 - Nil) Units of Rs.10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		–
Carried over		1637.15		1797.98

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1637.15		1797.98
Standard Chartered FMP - Quarterly Series 3 - Dividend Reinvestment Nil (2007 - 2,63,69,000) Units of Rs.10.00 each (Nil Units purchased and 2,63,69,000 Units sold during the year)		–		26.37
Standard Chartered FMP - Quarterly Series 4 Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
Standard Chartered FMP - Quarterly Series 4 - Dividend Reinvestment Nil (2007 - 2,52,76,000) Units of Rs.10.00 each (Nil Units purchased and 2,52,76,000 Units sold during the year)		–		25.28
Standard Chartered FMP - Quarterly Series 6 Nil (2007 - 1,60,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,60,00,000 Units sold during the year)		–		16.00
Standard Chartered FMP - Quarterly Series 7 - Dividend Reinvestment Nil (2007 - 2,51,44,500) Units of Rs.10.00 each (3,96,277 Units purchased and 2,55,40,777 Units sold during the year)		–		25.14
Standard Chartered FMP - Quarterly Series 25 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Standard Chartered FMP - Quarterly Series 26 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Standard Chartered FMP - Quarterly Series 27 - Dividend 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Standard Chartered FMP - Quarterly Series 28 - Dividend 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
Standard Chartered Liquidity Manager - Daily Dividend Nil (2007 - 2,50,07,456) Units of Rs.10.00 each (8,110 Units purchased and 2,50,15,566 Units sold during the year)		–		25.00
Sundaram BNP Paribas Fixed Term Plan - 367 Days Series Plan 1- Institutional - Growth 1,10,00,000 (2007 - Nil) Units of Rs.10.00 each (1,10,00,000 Units purchased and Nil Units sold during the year)		11.00		–
Sundaram BNP Paribas Fixed Term Plan Series XXV (90 Days) Dividend Reinvestment Plan Nil (2007 - 2,51,66,452) Units of Rs.10.00 each (3,97,328 Units purchased and 2,55,63,780 Units sold during the year)		–		25.17
Sundaram BNP Paribas Bond Saver - Institutional - Dividend - Quarterly 45,24,494 (2007 - Nil) Units of Rs.10.00 each (45,24,494 Units purchased and Nil Units sold during the year)		4.67		–
Sundaram BNP Paribas Interval Fund - Quarterly Plan 49,98,650 (2007 - Nil) Units of Rs.10.00 each (49,98,650 Units purchased and Nil Units sold during the year)		5.00		–
Carried over		1712.82		1941.94

	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) — Brought forward		1712.82		1941.94
Sundaram BNP Paribas Interval Fund - Quarterly Plan B - Institutional Dividend 1,79,95,141 (2007 - Nil) Units of Rs.10.00 each (1,79,95,141 Units purchased and Nil Units sold during the year)		18.00		–
TATA Fixed Horizon Fund - Series 2B Option (18 Months) - Growth Nil (2007 - 1,00,00,000) Units of Rs.10.00 each (Nil Units purchased and 1,00,00,000 Units sold during the year)		–		10.00
TATA Fixed Horizon Fund - Series 6 - Scheme A - Dividend Reinvestment Nil (2007 - 2,59,60,703) Units of Rs.10.00 each (4,57,842 Units purchased and 2,64,18,545 Units sold during the year)		–		25.96
TATA Fixed Horizon Fund - Series 6 - Scheme H Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
TATA Fixed Horizon Fund - Series 6 - Scheme H - Dividend Reinvestment Nil (2007 - 2,55,26,019) Units of Rs.10.00 each (2,99,979 Units purchased and 2,58,25,998 Units sold during the year)		–		25.53
TATA Fixed Horizon Fund - Series 8 - Scheme E Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
TATA Fixed Horizon Fund - Series 8 - Scheme E - Periodic Dividend - Institutional Reinvestment Nil (2007 - 2,53,52,317) Units of Rs.10.00 each (1,11,268 Units purchased and 2,54,63,585 Units sold during the year)		–		25.35
TATA Fixed Horizon Fund - Series 9 - Scheme D Nil (2007 - 10,00,000) Units of Rs.10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.00
TATA Fixed Horizon Fund - Series 9 - Scheme D - Dividend Reinvestment Nil (2007 - 2,51,61,153) Units of Rs.10.00 each (3,59,531 Units purchased and 2,55,20,684 Units sold during the year)		–		25.16
TATA Fixed Horizon Fund - Series 9 - Scheme E - Periodic Dividend - Institutional Plan Nil (2007 - 2,51,08,436) Units of Rs.10.00 each (4,61,606 Units purchased and 2,55,70,042 Units sold during the year)		–		25.11
TATA Fixed Horizon Fund Series 13 - Scheme B - IG - Growth 1,50,00,000 (2007 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased and Nil Units sold during the year)		15.00		–
TATA Fixed Horizon Fund Series 14 - Scheme A - IM - Monthly Dividend 20,00,000 (2007 - Nil) Units of Rs.10.00 each (20,00,000 Units purchased and Nil Units sold during the year)		2.00		–
TATA Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
TATA Floating Rate Short Term Institutional Plan - Daily Dividend 4,03,15,485 (2007 - Nil) Units of Rs.10.00 each (57,92,90,706 Units purchased and 53,89,75,221 Units sold during the year)		40.35		–
Carried over		1798.17		2082.05

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1798.17		2082.05
Templeton INDIA INCOME Fund - Dividend Reinvestment 1,10,07,552 (2007 - Nil) Units of Rs.10.00 each (1,10,07,552 Units purchased and Nil Units sold during the year)		11.54		–
Templeton India SHORT TERM INCOME PLAN Institutional - Weekly Dividend Reinvestment 17,22,550 (2007 - Nil) Units of Rs.1,000.00 each (27,02,987 Units purchased and 9,80,437 Units sold during the year)		173.15		–
UTI - Bond Fund - Dividend Plan - Reinvestment 2,81,41,758 (2007 - Nil) Units of Rs.10.00 each (2,81,41,758 Units purchased and Nil Units sold during the year)		30.88		–
UTI Fixed Income Interval Fund - Quarterly Interval Plan Series I - Institutional Dividend Plan Payout 2,50,00,000 (2007 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased and Nil Units sold during the year)		25.00		–
UTI - Floating Rate Fund - Short Term Plan (Dividend Option) - Reinvestment 63,882 (2007 - 61,306) Units of Rs.1,000.00 each (2,576 Units purchased and Nil Units sold during the year)		6.49		6.23
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/I - Dividend - Reinvestment Nil (2007 - 2,53,51,805) Units of Rs.10.00 each (1,17,189 Units purchased and 2,54,68,994 Units sold during the year)		–		25.35
UTI Fixed Maturity Plan Quarterly Series QFMP/0107/II - Dividend - Reinvestment Nil (2007 - 2,53,25,057) Units of Rs.10.00 each (1,50,100 Units purchased and 2,54,75,157 Units sold during the year)		–		25.33
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/I - Dividend Reinvestment Nil (2007 - 5,05,03,512) Units of Rs.10.00 each (4,62,385 Units purchased and 5,09,65,897 Units sold during the year)		–		50.50
UTI Fixed Maturity Plan Quarterly Series QFMP/0207/II - Dividend Reinvestment Nil (2007 - 2,51,49,665) Units of Rs.10.00 each (3,94,489 Units purchased and 2,55,44,154 Units sold during the year)		–		25.15
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/I - Dividend Reinvestment Plan Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (Nil Units purchased and 2,50,00,000 Units sold during the year)		–		25.00
UTI Fixed Maturity Plan Quarterly Series QFMP/0307/II - Dividend Reinvestment Nil (2007 - 2,50,00,000) Units of Rs.10.00 each (5,75,983 Units purchased and 2,55,75,983 Units sold during the year)		–		25.00
UTI Fixed Maturity Plan Quarterly Series QFMP/1206/II - Dividend Reinvestment Nil (2007 - 1,52,62,659) Units of Rs.10.00 each (Nil Units purchased and 1,52,62,659 Units sold during the year)		–		15.26
UTI Fixed Maturity Plan - QFMP/0208/I - Institutional Dividend - Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
Carried over		2055.23		2279.87

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted	As at 31st March, 2007 (Rs. in Crores) Quoted	As at 31st March, 2007 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		2055.23		2279.87
UTI Fixed Maturity Plan - QFMP/0208/II - Institutional Dividend Plan - Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
UTI Fixed Maturity Plan Quarterly Series - QFMP/0308/I - Institutional Dividend Plan - Payout 1,00,00,000 (2007 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased and Nil Units sold during the year)		10.00		–
UTI Short Term Income Fund Institutional - Income Option - Reinvestment 7,49,83,107 (2007 - Nil) Units of Rs.10.00 each (7,49,83,107 Units purchased and Nil Units sold during the year)		76.26		–
UTI Balanced Fund - Income - Payout Nil (2007 - 10,00,000) Units of Rs. 10.00 each (Nil Units purchased and 10,00,000 Units sold during the year)		–		1.04
Total Current Investments		**2151.49**		**2280.91**
Total of Quoted and Unquoted Investments		**2617.30**		**2533.83**
Less: Provision for Long Term Investments *		32.23		32.23
TOTAL OF INVESTMENTS		**2585.07**		**2501.60**
Share of Joint Ventures - Schedule 19 (i) (b)		22.82		4.29
Grand Total		**2607.89**		**2505.89**

Total Market Value of Quoted Investments : 2008 - Rs. 984.30 Crores (2007 - Rs. 172.22 Crores); Total Value of Unquoted Investments : 2008 - Rs. 2293.93 Crores (2007 - Rs. 2402.55 Crores). Total Value of Quoted Investments : 2008 - Rs. 346.19 Crores (2007 - Rs. 135.57 Crores).

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
8. Inventories		
Stocks and Shares	77.20	467.68
Stores and Spare Parts	165.52	133.91
Raw Materials	2787.80	2146.06
Intermediates - Tissue paper and Paperboard	50.65	52.48
Stock in Process	63.45	48.79
Finished Goods	1118.38	1077.07
Total	**4263.00**	**3925.99**
Share of Joint Ventures - Schedule 19 (i) (b)	5.27	8.68
Grand Total	**4268.27**	**3934.67**

9. Sundry Debtors		
Over 6 months old		
Good and Secured *	62.13	101.39
Good and Unsecured *	57.21	47.41
Doubtful and Unsecured	42.14	39.98
Other Debts		
Good and Secured	7.87	8.16
Good and Unsecured	755.79	578.21
Doubtful and Unsecured	0.27	–
	925.41	775.15
Less : Provision for Doubtful Debts	42.41	39.98
	883.00	**735.17**
Less : Deposits from normal Trade Debtors - Contra	13.54	13.33
Total	**869.46**	**721.84**
Share of Joint Ventures - Schedule 19 (i) (b)	9.96	11.20
Grand Total	**879.42**	**733.04**

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 49.55 Crores (2007 - Rs. 103.35 Crores).

10. Cash and Bank Balances		
With Scheduled Banks		
On Current Accounts etc.	145.65	97.05
On Deposit Accounts	521.16	883.25
With Other Banks ◊	82.60	63.78
Cash and Cheques on hand	26.29	35.21
Total	**775.70**	**1079.29**
Share of Joint Ventures - Schedule 19 (i) (b)	1.12	7.21
Grand Total	**776.82**	**1086.50**

◊ Rs. 0.05 Crore (2007 - Rs. 0.05 Crore) on deposit in Karachi - Blocked Account considered doubtful, fully provided.

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
11. Other Current Assets		
Good and Unsecured		
Deposit towards Property Options	–	42.19
Deposits with Government, Public Bodies and Others	143.76	138.55
Interest accrued on Loans, Advances etc.	1.73	1.56
Interest accrued on Investments	11.76	11.10
Dividend Receivable	–	0.17
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.49	1.49
	158.74	**195.06**
Less : Provision for Doubtful Deposits	1.49	1.49
Total	**157.25**	**193.57**
Share of Joint Ventures - Schedule 19 (i) (b)	0.46	0.25
Grand Total	**157.71**	**193.82**

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
12. Loans and Advances		
Good and Secured		
Loans to Others	2.34	–
Advances to Others	6.95	9.97
Good and Unsecured		
Loans to Others *	55.55	42.52
Advances recoverable in cash or in kind or for value to be received **	664.60	409.02
Advances with Government and Public Bodies	419.25	492.00
Advance payment of Income Tax including Fringe Benefit Tax (net of provision)	98.15	30.37
Doubtful and Unsecured		
Loans	3.63	3.63
Advances recoverable in cash or in kind or for value to be received**	10.63	11.14
Advances with Government and Public Bodies	0.06	0.06
	1261.16	**998.71**
Less : Provision for Doubtful Loans and Advances	14.32	14.83
Total	**1246.84**	**983.88**
Share of Joint Ventures - Schedule 19 (i) (b)	4.90	2.64
Grand Total	**1251.74**	**986.52**

* Includes Loans and Advances to Directors and to Company Secretary - Rs. 0.87 Crore (2007 - Rs. 1.01 Crores). The maximum indebtedness during the year was Rs. 1.01 Crores (2007- Rs. 1.14 Crores).

** Includes Capital Advances of Rs. 417.16 Crores (2007 - Rs. 265.31 Crores).

Schedules to the Consolidated Accounts

	As at 31st March, 2008 (Rs. in Crores)	As at 31st March, 2007 (Rs. in Crores)
13. Liabilities		
Acceptances	6.53	8.71
Sundry Creditors		
Total outstanding dues of micro and small enterprises	2.37	0.18
Total outstanding dues of creditors other than micro and small enterprises *	2874.80	2452.56
Sundry Deposits	56.10	59.28
Unclaimed Dividend	33.22	25.66
Interest Accrued but not due on Loans	0.84	0.55
	2973.86	**2546.94**
Less : Deposits from normal Trade Debtors - Contra	13.54	13.33
Total	**2960.32**	**2533.61**
Share of Joint Ventures - Schedule 19 (i) (b)	10.48	15.04
Grand Total	**2970.80**	**2548.65**

* Includes amounts payable on acquisition of the Paperboards business (Kovai unit) Rs. 38.84 Crores (2007 - Rs. 77.67 Crores).

14. Provisions		
Taxation including Fringe Benefit Tax (net of advance payment)	13.65	10.95
Provision for Retirement Benefits	64.15	66.18
Proposed Dividend	1319.01	1166.29
Income Tax on Proposed Dividend	224.17	198.21
Total	**1620.98**	**1441.63**
Share of Joint Ventures - Schedule 19 (i) (b)	0.28	0.36
Grand Total	**1621.26**	**1441.99**

		For the year ended 31st March, 2008 (Rs. in Crores)		For the year ended 31st March, 2007 (Rs. in Crores)
15. Other Income				
Profit on Sale, etc. of Stock in Trade - Net *		0.36		0.43
Miscellaneous Income		128.59		75.57
Doubtful Debts, Claims and Advances - previous years		0.03		0.35
Gain on Exchange (Net)		19.50		8.91
Income from Long Term Investments – Trade	12.76		0.01	
– Others	14.27	27.03	3.05	3.06
Income from Current Investments – Others		156.64		200.50
Interest on Loans and Deposits, etc.		120.24		36.46
Profit on Sale of Fixed Assets		0.15		0.03
Profit on Sale of Current Investments – Net		15.18		6.90
Liability no longer required Written Back		93.78		27.46
Excess of Fair Value of Current Investments over cost		23.35		–
Total		**584.85**		**359.67**
Share of Joint Ventures - Schedule 19 (i) (b)		1.34		1.09
Grand Total		**586.19**		**360.76**
* Profit/(Loss) on Sale, etc. of Stock in Trade				
(Stocks, Shares and Land) - Net Sales		1482.23		2422.13
Less : Purchases		1091.39		2499.30
		390.84		(77.17)
Increase/(Decrease) in closing Stock in Trade		(390.48)		77.60
Profit/(Loss) on Stock in Trade		0.36		0.43

Schedules to the Consolidated Accounts

	For the year ended 31st March, 2008 (Rs. in Crores)		For the year ended 31st March, 2007 (Rs. in Crores)	
16. Raw Materials etc.				
(a) RAW MATERIALS CONSUMED				
Opening Stock	2146.06		1704.10	
Purchases	5254.72		4342.93	
	7400.78		6047.03	
Less : Closing Stock	2787.80	**4612.98**	2146.06	**3900.97**
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	21.27		25.51	
Agri Products				
– Soya Extraction	20.71		50.26	
– Soya Oil	15.20		19.55	
– Rice	109.17		473.02	
– Soya Seed	454.71		277.58	
– Coffee	124.68		121.68	
– Others	149.69		297.76	
Packaged Food Products	164.77		113.23	
Other Goods	314.30		138.43	
Packing Materials	49.66	**1424.16**	46.68	**1563.70**
(c) INCREASE / (DECREASE) IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	486.28		391.12	
Smoking Tobacco	0.67		0.68	
Printed Materials	6.96		7.21	
Agri Products				
– Soya Extraction	40.55		38.75	
– Soya Oil	11.22		9.92	
– Rice	43.20		31.54	
– Coffee	35.02		17.57	
– Others	146.10		102.77	
Paperboards and Paper	47.91		46.71	
Packaged Food Products	53.24		36.11	
Other Goods *	200.31		123.39	
Packing Materials	26.23		19.30	
Intermediates - Tissue paper and Paperboards	52.48		49.78	
Stock in Process	48.79		38.23	
	1198.96		913.08	
Closing Stock				
Cigarettes	504.72		486.28	
Smoking Tobacco	0.86		0.67	
Printed Materials	6.18		6.96	
Agri Products				
– Soya Extraction	19.98		40.55	
– Soya Oil	4.90		11.22	
– Rice	13.35		43.20	
– Coffee	28.53		35.02	
– Others	51.82		146.10	
Paperboards and Paper	77.07		47.91	
Packaged Food Products	128.51		53.24	
Other Goods	267.05		179.69	
Packing Materials	15.41		26.23	
Intermediates - Tissue paper and Paperboards	50.65		52.48	
Stock in Process	63.45		48.79	
	1232.48	(33.52)	1178.34	(265.26)
Total		**6003.62**		**5199.41**
Less : Waste Material Sales		112.32		205.55
		5891.30		**4993.86**
Excise Duties etc. on Increase/(Decrease) of Finished Goods		21.07		73.04
		5912.37		**5066.90**
Share of Joint Ventures - Schedule 19 (i) (b)		30.59		19.55
Grand Total		**5942.96**		**5086.45**

* Includes Rs. 20.62 Crores of Technico Pty Limited and its subsidiaries which became subsidiaries with effect from 17th August, 2007.

Schedules to the Consolidated Accounts

		For the year ended 31st March, 2008 (Rs. in Crores)		For the year ended 31st March, 2007 (Rs. in Crores)
17. Manufacturing, Selling etc. Expenses				
Salaries/Wages and Bonus	902.79		709.68	
Contribution to Provident and Other Funds	70.08		74.83	
Workmen and Staff Welfare Expenses	94.83		78.73	
Recovery towards contractual remuneration	(0.76)	1066.94	(4.36)	858.88
Consumption of Stores and Spare Parts		184.09		164.30
Power and Fuel		331.61		272.58
Rent		126.95		103.59
Rates and Taxes		54.54		45.44
Insurance		40.44		51.35
Repairs				
– Buildings		38.05		37.25
– Machinery		80.24		70.98
– Others		30.14		25.95
Outward Freight and Handling Charges		561.59		467.58
Advertising/ Sales Promotion - Net		454.48		311.39
Market Research		36.28		29.25
Doubtful and Bad Debts		7.32		2.89
Doubtful and Bad Advances, Deposits etc.		0.70		1.34
Information Technology Services		82.30		63.26
Travelling and Conveyance		183.09		168.84
Training		14.60		14.37
Legal Expenses		24.44		23.83
Postage, Telephone etc.		32.33		32.70
Brokerage and Discount - Sales		4.75		6.37
Brokerage and Discount - Others		1.23		0.62
Commission to Selling Agents		25.92		22.45
Loss on Sale of Current Investments - Net		0.10		–
Excess of Cost over Fair Value of Current Investments		–		20.60
Bank Charges		7.81		7.75
Loss on Exchange - Net		0.12		0.19
Interest etc. Paid				
– Debentures, Term Loans and Fixed Deposits	7.05		2.08	
– Others	12.12		7.51	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	12.89	6.28	5.49	4.10
Miscellaneous Expenses		809.50		660.40
Fixed Assets and Stores Discarded		19.81		21.37
		4225.65		**3489.62**
Deduct : Transfers to Fixed Assets etc. Accounts		112.75		42.52
Total		**4112.90**		**3447.10**
Share of Joint Ventures - Schedule 19 (i) (b)		41.38		53.09
Grand Total		**4154.28**		**3500.19**

Schedules to the Consolidated Accounts

	For the year ended 31st March, 2008 (Rs. in Crores)	For the year ended 31st March, 2007 (Rs. in Crores)
18. Provision for Taxation		
Current Tax (Including Fringe Benefit Tax)	1442.01	1276.02
Deferred Tax	83.58	31.93
	1525.59	**1307.95**
Less: Adjustments related to previous years - Net		
Current Tax	20.35	152.38
Deferred Tax	10.32	(116.07)
	30.67	**36.31**
Total	**1494.92**	**1271.64**
Share of Joint Ventures - Schedule 19 (i) (b)	2.09	3.08
Grand Total	**1497.01**	**1274.72**

19. Notes to the Accounts

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures", notified by the Companies (Accounting Standard) Rules, 2006.

(a) The subsidiaries (which alongwith ITC Limited, the parent, constitute the Group) considered in the preparation of these consolidated financial statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2008**	Percentage of ownership interest as at 31st March, 2007
Srinivasa Resorts Limited	India	68	68
Fortune Park Hotels Limited	India	100	100
Bay Islands Hotels Limited	India	100	100
Surya Nepal Private Limited	Nepal	59	59
Landbase India Limited	India	100	100
BFIL Finance Limited	India	100	100
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	100	100
Russell Credit Limited	India	100	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	100	100
Wimco Limited (a 96.82% subsidiary of Russell Credit Limited)	India	96.82	94.25
Wimco Boards Limited (a 100% subsidiary of Wimco Limited)	India	–*	94.25

Schedules to the Consolidated Accounts

19. Notes to the Accounts (Contd.)

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2008**	Percentage of ownership interest as at 31st March, 2007
Wimco Seedlings Limited (a 100% subsidiary of Wimco Limited)	India	–*	94.25
Prag Agro Farm Limited (a 100% subsidiary of Wimco Limited)	India	96.82**	94.25 (Subsidiary of Wimco Seedlings Limited)
Pavan Poplar Limited (a 100% subsidiary of Wimco Limited)	India	96.82**	94.25 (Subsidiary of Wimco Seedlings Limited)
Technico Pty Limited (a 100% subsidiary of Russell Credit Limited)	Australia	100***	–
Technico ISC Pty Limited (a 100% subsidiary of Technico Pty Limited)	Australia	100***	–
Technico Technologies Inc. (a 100% subsidiary of Technico Pty Limited)	Canada	100***	–
Chambal Agritech Limited (a 100% subsidiary of Technico Pty Limited)	India	100***	–
Technico Asia Holdings Pty Limited (a 100% subsidiary of Technico Pty Limited)	Australia	100***	–
Technico Horticultural (Kunming) Co. Limited (a 100% subsidiary of Technico Asia Holdings Pty Limited)	China	100***	–
Technico Group America Inc. (a 100% subsidiary of Technico Pty Limited) (Dissolved on 15.03.2008)	USA	–***	–
ITC Infotech India Limited	India	100	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	UK	100	100
ITC Infotech (USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	USA	100	100
Wills Corporation Limited	India	100	100
Gold Flake Corporation Limited	India	100	100
King Maker Marketing Inc.	USA	100	50.98

19. Notes to the Accounts (Contd.)

* Amalgamated with Wimco Limited effective 01.04.2007 (Appointed Date).

** Prag Agro Farm Limited and Pavan Poplar Limited, erstwhile subsidiaries of Wimco Seedlings Limited, have become wholly owned subsidiaries of Wimco Limited with effect from 01.04.2007 (Appointed Date), being the date of amalgamation which became effective on 22.02.2008, consequent to amalgamation of Wimco Seedlings Limited with Wimco Limited.

*** Subsidiaries of Russell Credit Limited with effect from 17.08.2007.

The subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under liquidation and its subsidiaries–

Hup Hoon Traders Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Company Limited, Cyprus

Fortune Tobacco Company, Inc., USA, and

BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

The financial statements of all subsidiaries, considered in the consolidated accounts, are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 13th March and Technico Horticultural (Kunming) Co. Limited where it is upto 31st December.

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2008**	Percentage of ownership interest as at 31st March, 2007
Maharaja Heritage Resorts Limited	India	50	50
CLI3L e-Services Limited (a joint venture of ITC Limited	India	50% minus 1 share	50% minus 1 share (with effect from 23.03.2007)*
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	50	50

* A joint venture of ITC Infotech India Limited upto 22.03.2007.

The financial statements of the joint ventures, considered in the consolidated accounts, are drawn upto 31st March other than for ITC Filtrona Limited where it is upto 31st December.

The Group's interest in these joint ventures is accounted for using proportionate consolidation.

Schedules to the Consolidated Accounts

19. Notes to the Accounts (Contd.)

(c) Investments in Associates :

The Group's associates are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2008**	Percentage of ownership interest as at 31st March, 2007
Gujarat Hotels Limited	India	45.78	45.78
International Travel House Limited	India	48.96	48.96
Russell Investments Limited	India	25.43	25.43
Divya Management Limited	India	33.33*	–
Antrang Finance Limited	India	33.33*	–
Megatop Financial Services and Leasing Limited	India	–**	24.50
Newdeal Finance and Investment Limited	India	–**	24.50
Peninsular Investments Limited	India	–**	25.57
Asia Tobacco Company Limited	India	47.05	47.05
Classic Infrastructure and Development Limited	India	42.35	42.35
Minota Aquatech Limited (under liquidation)	India	40	40

* Associates of Russell Credit Limited with effect from 23.11.2007 and 21.01.2008 respectively.

** Amalgamated with Russell Credit Limited with effect from 01.04.2007.

The financial statements of all associates, considered in the consolidated accounts, are drawn upto 31st March.

These investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 1.53 Crores (2007 – Rs. 1.24 Crores) in respect of the investments in associates.

(d) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

(e) The Group has adopted Accounting Standard 15 (AS 15) (revised 2005) on 'Employee Benefits'. These consolidated financial statements include the obligations as per requirement of this standard except for those subsidiaries which are incorporated outside India who have determined the valuation/provision for employee benefits as per requirements of their respective countries. In the opinion of the management, the impact of this deviation is not considered material.

(ii) (a) Claims against the Group not acknowledged as debts Rs. 379.77 Crores (2007 – Rs. 185.49 Crores). These comprise :

- Excise Duty, Sales Taxes and other Indirect Taxes claims disputed by the Group relating to issues of applicability and classification aggregating Rs. 235.05 Crores (2007 – Rs. 58.48 Crores)
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Group relating to issues of applicability and determination aggregating Rs. 55.83 Crores (2007 – Rs. 51.99 Crores)
- Third party claims arising from disputes relating to contracts aggregating Rs. 41.26 Crores (2007 – Rs. 49.00 Crores)
- In respect of Surya Nepal Private Limited (SNPL) as regards matters relating to demands raised by Revenue Authorities on theoretical production of cigarettes, SNPL has been receiving Show Cause Notices (SCNs) and demands from Excise, Income Tax and VAT authorities to recover taxes for different years, details of which are stated below :

  (a) a demand letter dated 12th July, 2005 for excise matter for INR 23.23 Crores (NRs. 37.17 Crores) for the period 1998-99 to 2002-03 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. Contesting the demand SNPL filed

19. Notes to the Accounts (Contd.)

a petition dated 14th August, 2005 for administrative review with the Director General, Inland Revenue Department. The Director General vide his Order dated 17th January, 2006 rejected the said petition. SNPL thereafter filed an appeal to the Revenue Tribunal, which refused to entertain the appeal in the absence of a pre-deposit of the entire sum. Immediately thereafter, SNPL filed a petition to the Tribunal praying that its appeal may be heard by accepting a bank guarantee for the said amount. This petition was dismissed by the Tribunal on 11th August, 2006. SNPL has challenged the demand in the Supreme Court of Nepal which has admitted the petition on 21st September, 2006 and issued notices to the respondents on 16th October, 2006. The next date of hearing on the matter is on 3rd July, 2008.

(b) (i) A demand letter dated 7th August, 2006 in respect of Value Added Tax for INR 4.72 Crores (NRs. 7.55 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. The basis of the demand is on the same lines as the Excise Demand. An administrative review petition on the Value Added Tax matter has been filed before the Director General on 1st September, 2006. The Director General's order on the matter is awaited.

(ii) A demand letter dated 8th August, 2007 in respect of Value Added Tax for INR 3.58 Crores (NRs. 5.72 Crores) was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2002-03. The Company has filed a writ petition in the Supreme Court of Nepal on 11th September, 2007 requesting that the said demand order be quashed and orders issued such that the tax demand not be collected. The Supreme Court of Nepal admitted the petition on 12th September, 2007 and directed issue of Show Cause Notices to the respondents. The date of appearance at the court on the matter is 11th June, 2008. A date of hearing will be fixed subsequently.

(c) (i) A demand letter dated 13th October, 2006 in respect of Income Tax for INR 10.54 Crores (NRs. 16.86 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. Of the total demand, the basis of a demand for INR 10.05 Crores (NRs. 16.08 Crores) is on the same lines as the Excise Demand. SNPL has filed a petition on 7th November, 2006 before the Supreme Court of Nepal requesting it to direct the authorities not to proceed on the matter as it is pending before the same court in respect of the excise matter. The Supreme Court has admitted the matter and issued notices to the respondents on 9th November, 2006. The date of hearing on the matter is 3rd July, 2008.

(ii) A demand letter dated 12th August, 2007 in respect of Income Tax for INR 12.25 Crores (NRs.19.61 Crores) was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2002-03. The basis of the demand is on the same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 11th September, 2007 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 12th September, 2007. The next date of appearance on the matter is 11th June, 2008.

The company considers that all the above demands have no legal or factual basis. This position is re-inforced by opinion received from eminent counsel. Accordingly, the company is of the view that there is no liability that is likely to arise.

(d) A demand letter dated 22nd February, 2008 in respect of Excise Duty on similar lines issued by the Inland Revenue Office, Simra was received on 29th February, 2008. The total demand of INR 9.34 Crores (NRs. 14.95 Crores) related to the years 2003-04 to 2005-06. The company had filed a writ petition in the Supreme Court of Nepal on 1st April, 2008 requesting that the said demand order be quashed and tax demanded not be collected. The Supreme Court admitted the petition on 2nd April, 2008 and directed issue of Show Cause Notices to the respondents. The next date of appearance at the Supreme Court is 2nd June, 2008.

For the years 1993-94 and 1994-95, revenue authorities raised a demand for INR 8.49 Crores (NRs. 13.59 Crores) on theoretical production which was quashed by a division bench of the Supreme Court of Nepal (2 Judges) on 8th April, 1998. Government filed a review petition on 8th October, 1998 which was finally admitted by a full bench (3 Judges) on 22nd July, 2007. The matter is slated for a hearing on 12th June, 2008.

- Other matters Rs. 47.63 Crores (2007 – Rs. 26.02 Crores).

(b) Guarantees and Counter Guarantees outstanding

- Excise Rs. 5.77 Crores (2007 – Rs. 24.76 Crores)
- Others Rs. 9.67 Crores (2007 – Rs. 10.19 Crores)

(c) Uncalled liability on shares partly paid Rs. 3.13 Crores (2007 – Rs. 3.13 Crores).

(iii) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors of ITC Limited under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

Schedules to the Consolidated Accounts

19. Notes to the Accounts (Contd.)

(iv) In respect of Russell Credit Limited, a petition was filed by an individual in the High Court at Calcutta seeking an injunction against the Company's Counter Offer to the shareholders of VST Industries Limited made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public offer made by an Acquirer which closed on 13th June, 2001. The Hon'ble High Court at Calcutta while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the company and the other Acquirer, would be subject to the final Order of the Hon'ble High Court, which is awaited.

Similar petitions filed by an individual and two shareholders, in the Hon'ble High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

(v) Earnings per share	**2008**	**2007**
Earnings per share has been computed as under :		
(a) Net Profit (Rs. Crores)	3157.76	2755.26
(b) Weighted average number of Ordinary Shares outstanding	3,76,41,67,486	3,75,76,36,907
(c) Effect of potential Ordinary Shares on Employee Stock Options outstanding	1,86,32,015	1,09,49,829
(d) Weighted average number of Ordinary Shares in computing diluted earnings per share [(b)+(c)]	3,78,27,99,501	3,76,85,86,736
(e) Earnings per share on Profit after taxation (Face Value Re.1.00 per share)		
– Basic [(a)/(b)]	Rs. 8.39	Rs. 7.33
– Diluted [(a)/(d)]	Rs. 8.35	Rs. 7.31

(vi) Research and Development expenses for the year amount to Rs. 46.73 Crores (2007 – Rs. 35.43 Crores).

(vii) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(viii) Landbase India Limited has incurred an expenditure of Rs. 1.05 Crores on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 0.42 Crore (2007 - Rs. 0.53 Crore) has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 0.11 Crore (2007 – Rs. 0.10 Crore).

(ix) Consequent to the announcement issued by the Institute of Chartered Accountants of India in March, 2008 on Accounting for Derivatives, the Group has marked to market the outstanding derivative contracts as at 31st March, 2008 and, accordingly, unrealised gains of Rs. 9.05 Crores (net of taxes) have been ignored. As a result, profit after tax for the year and reserves of the Group are lower by Rs. 9.05 Crores.

Schedules to the Consolidated Accounts

20. Segment Reporting

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS) (Rs. in Crores)

	2008 External Sales	2008 Inter Segment Sales	2008 Total	2007 External Sales	2007 Inter Segment Sales	2007 Total
1. Segment Revenue						
FMCG – Cigarettes	14326.39	–	14326.39	13207.01	–	13207.01
FMCG – Others	2523.69	2.91	2526.60	1695.42	3.11	1698.53
FMCG – Total	**16850.08**	**2.91**	**16852.99**	**14902.43**	**3.11**	**14905.54**
Hotels	1166.89	7.57	1174.46	1053.10	7.79	1060.89
Agri Business	2469.96	1398.48	3868.44	2501.91	999.36	3501.27
Paperboards, Paper and Packaging	1365.90	998.43	2364.33	1227.40	872.65	2100.05
Others	455.71	84.38	540.09	318.92	90.73	409.65
Segment Total	**22308.54**	**2491.77**	**24800.31**	**20003.76**	**1973.64**	**21977.40**
Eliminations			(2491.77)			(1973.64)
Consolidated Total			**22308.54**			**20003.76**

	2008	2007
2. Segment Results		
FMCG – Cigarettes	3720.87	3241.67
FMCG – Others	(258.96)	(196.00)
FMCG – Total	**3461.91**	**3045.67**
Hotels	436.11	386.03
Agri Business	129.19	123.55
Paperboards, Paper and Packaging	453.14	416.78
Others	69.97	51.53
Segment Total	**4550.32**	**4023.56**
Eliminations	(35.84)	(30.51)
Consolidated Total	**4514.48**	**3993.05**
Unallocated corporate expenses net of unallocated income	137.76	169.88
Profit before interest, etc., and taxation	**4376.72**	**3823.17**
Interest etc. paid – Net, not allocable to segments	6.49	4.29
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc., not allocable to segments	304.95	230.18
Profit before taxation	**4675.18**	**4049.06**
Provision for Taxation	1497.01	1274.72
Profit after taxation before Share of Results of Associates	**3178.17**	**2774.34**
Share of Net Profit / (Loss) of Associates	7.86	6.63
Profit after taxation before Minority Interests	**3186.03**	**2780.97**

3. Other Information

	2008 Segment Assets	2008 Segment Liabilities*	2007 Segment Assets	2007 Segment Liabilities*
FMCG – Cigarettes	3407.84	998.69	3106.26	1017.79
FMCG – Others	2327.75	348.38	1203.58	135.76
FMCG – Total	**5735.59**	**1347.07**	**4309.84**	**1153.55**
Hotels	2133.42	193.50	1708.02	168.47
Agri Business	1771.13	277.03	1718.35	238.33
Paperboards, Paper and Packaging	3645.56	423.82	2832.87	315.65
Others	715.33	153.09	876.38	101.11
Segment Total	**14001.03**	**2394.51**	**11445.46**	**1977.11**
Unallocated Corporate Assets / Liabilities	4057.98	3263.91	4238.50	2953.22
Total	**18059.01**	**5658.42**	**15683.96**	**4930.33**

	2008 Capital Expenditure	2008 Depreciation	2008 Non Cash expenditure other than depreciation	2007 Capital Expenditure	2007 Depreciation	2007 Non Cash expenditure other than depreciation
FMCG – Cigarettes	461.68	139.47	5.44	558.64	112.17	3.48
FMCG – Others	317.59	46.89	0.53	201.27	22.03	–
FMCG – Total	**779.27**	**186.36**	**5.97**	**759.91**	**134.20**	**3.48**
Hotels	321.52	67.64	9.67	173.00	64.81	9.69
Agri Business	114.29	38.49	4.75	106.62	34.24	2.63
Paperboards, Paper and Packaging	886.32	135.69	2.26	470.14	121.82	5.31
Others	53.27	20.71	2.14	19.13	19.04	1.67
Segment Total	**2154.67**	**448.89**	**24.79**	**1528.80**	**374.11**	**22.78**

* Segment Liabilities of FMCG – Cigarettes is before considering provision of Rs. 598.42 Crores (2007 – Rs. 535.95 Crores) in respect of disputed State Taxes, the levy/collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

Schedules to the Consolidated Accounts

20. Segment Reporting (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2008	2007
1. **Segment Revenue**		
– Within India	19765.37	17448.23
– Outside India	2543.17	2555.53
Total Revenue	**22308.54**	**20003.76**
2. **Segment Assets**		
– Within India	13632.85	11167.53
– Outside India	368.18	277.93
Total Assets	**14001.03**	**11445.46**
3. **Capital Expenditure**		
– Within India	2136.82	1520.33
– Outside India	17.85	8.47
Total Capital Expenditure	**2154.67**	**1528.80**

NOTES

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Group's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	– Cigarettes & Smoking Mixtures.
: Others	– Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery, Matches, Agarbattis and Personal Care products.
Hotels	– Hoteliering.
Paperboards, Paper & Packaging	– Paperboards, Paper including Specialty Paper and Packaging including flexibles.
Agri Business	– Agri commodities such as rice, soya, coffee and leaf tobacco.
Others	– Information Technology services, Investments, Golf Resorts etc.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes	– Surya Nepal Private Limited and King Maker Marketing Inc.
: Others	– Surya Nepal Private Limited and Wimco Limited.
Hotels	– Srinivasa Resorts Limited, Fortune Park Hotels Limited and Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.
Others	– ITC Infotech India Limited and its subsidiaries ITC Infotech Limited and ITC Infotech (USA) Inc., Russell Credit Limited and its subsidiaries Greenacre Holdings Limited, Wimco Limited, Pavan Poplar Limited, Prag Agro Farms Limited, Technico Pty Limited, Technico ISC Pty Limited, Technico Technologies Inc., Chambal Agritech Limited, Technico Asia Holdings Pty Limited, Technico Horticultural (Kunming) Company Limited, Technico Group America Inc. (dissolved on 15.03.2008), BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Wills Corporation Limited, Gold Flake Corporation Limited and its joint venture ITC Filtrona Limited, Landbase India Limited and a joint venture CLI3L e-Services Limited.

(4) The geographical segments considered for disclosure are :

- Sales within India
- Sales outside India

(5) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(6) The Group's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the strategic e-Choupal initiative.

Schedules to the Consolidated Accounts

21. Related Party Disclosures

1. ENTERPRISES WHERE CONTROL EXISTS :

   Entities, other than subsidiaries, under the control of the group :

   a) ITC Sangeet Research Academy
   b) ITC Education Trust
   c) ITC Rural Development Trust

   The following have not been considered :

   a) ITC Global Holdings Pte. Limited, Singapore being under Liquidation and its subsidiaries
      Hup Hoon Traders Pte. Limited, Singapore
      AOZT "Hup Hoon", Moscow
      Hup Hoon Impex SRL, Romania
      Fortune Tobacco Co. Limited, Cyprus
      Fortune Tobacco Company Inc., USA, and
   b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.
   c) Technico Group America Inc. (since dissolved as on 15.03.2008)

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

   i) Associates & Joint Ventures :

   Associates

   a) Gujarat Hotels Limited
   b) Megatop Financial Services and Leasing Limited (amalgamated with Russell Credit Limited with effect from 01.04.2007)
   c) Newdeal Finance and Investment Limited (amalgamated with Russell Credit Limited with effect from 01.04.2007)
   d) Russell Investments Limited
   e) Asia Tobacco Company Limited
   f) Classic Infrastructure & Development Limited
   g) International Travel House Limited
   h) Divya Management Limited (became an associate with effect from 23.11.2007)
   i) Antrang Finance Limited (became an associate with effect from 21.01.2008)
   j) Tobacco Manufacturers (India) Limited, UK of which the Company is an associate.

   Joint Ventures

   a) Maharaja Heritage Resorts Limited
   b) CLI3L e-Services Limited
   c) ITC Filtrona Limited

   ii) a) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
S.S.H. Rehman	Executive Director
A. Singh	Executive Director
K. Vaidyanath	Executive Director

Key Management Personnel (Contd.) :

J.P. Daly	Non-Executive Director
C.R. Green	Non-Executive Director (ceased to be a director w.e.f. close of business on 31.03.2008)
S.B. Mathur	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
D.K. Mehrotra	Non-Executive Director
S.H. Khan	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
A. Baijal	Non-Executive Director (w.e.f. 27.07.2007)
R.K. Kaul	Non-Executive Director (w.e.f. 07.08.2007)
K.S. Vaidyanathan	Member - Corporate Management Committee (retired w.e.f. 04.06.2007)
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R.G. Jacob	Special Invitee - Corporate Management Committee

b) Relative of Key Management Personnel :

Mrs. B. Deveshwar (wife of Mr. Y.C. Deveshwar)

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Employees Gratuity Fund
e) ITC Gratuity Fund 'C'
f) ITC Pension Fund
g) ILTD Seasonal Employees Pension Fund
h) ITC Platinum Jubilee Pension Fund
i) Tribeni Tissues Limited Provident Fund
j) Tribeni Tissues Limited Gratuity Fund
k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. Related Party Disclosures (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

		Enterprises where control exists		Associates & Joint Ventures		Key Management Personnel		Employee Trusts		Total	
		2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
1.	Sale of Goods/Services			14.90	32.94					14.90	32.94
2.	Purchase of Goods/Services			156.82	170.19					156.82	170.19
3.	Sale of Fixed Assets			0.03	0.13					0.03	0.13
4.	Acquisition of Investments			7.67						7.67	
5.	Interest Income			...	11.23	0.02	0.03			0.02	11.26
6.	Remuneration to Key Management Personnel										
	– Directors					16.49	10.27			16.49	10.27
	– Others					3.04	3.34			3.04	3.34
7.	Rent Paid					0.55*	0.03			0.55	0.03
8.	Reimbursement of Contractual Remuneration			0.15	0.10					0.15	0.10
9.	Remuneration of managers on deputation recovered			2.10	2.02					2.10	2.02
10.	Donations	2.16	4.00							2.16	4.00
11.	Contributions to Employees' Benefit Plans							66.44	58.40	66.44	58.40
12.	Dividend income			3.32	16.54					3.32	16.54
13.	Dividend payments			307.76	263.09	0.86	0.67			308.62	263.76
14.	Expenses recovered	0.08	0.02	6.64	4.59					6.72	4.61
15.	Expenses reimbursed	0.07		2.46	2.53					2.53	2.53
16.	Loans Given			0.28	208.12					0.28	208.12
17.	Receipt towards Loan Repayment			0.28	208.12	0.14	0.13			0.42	208.25
18.	Advances Given			1.55	0.88					1.55	0.88
19.	Receipt towards refund of Advances			2.79	2.40					2.79	2.40
20.	Deposits given during the year					0.27*				0.27	
21.	Deposits received during the year			0.03						0.03	
22.	Deposits refunded during the year			0.31	0.01					0.31	0.01
23.	Receipt towards refund of Deposits			42.29						42.29	
24.	**Balances as on 31st March**										
	i) Debtors/Receivables			14.55	22.04					14.55	22.04
	ii) Advances Given			5.60	6.84			33.40	14.68	39.00	21.52
	iii) Loans Given					0.86	1.00			0.86	1.00
	iv) Deposits with (including Deposits towards Property Options)				42.29	0.27*				0.27	42.29
	v) Deposits From			3.65	3.93					3.65	3.93
	vi) Creditors/Payables			5.78	8.24				8.76	5.78	17.00
25.	In addition, remuneration of managers on deputation, absorbed	0.08	0.04	0.74	0.79					0.82	0.83

* Includes transactions Rs. 0.52 Crore (2007 : Rs. Nil); Balance Rs. 0.27 Crore (2007 : Rs. Nil) with relative of a Key Management Personnel.

Schedules to the Consolidated Accounts

22. Significant Accounting Policies

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation/ enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Trademarks in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on Consolidation

To state goodwill arising on consolidation at cost, and to recognise, where applicable, any impairment.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account of the parent as proposed by the Directors, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Employee Benefits

To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid/ payable amounts are charged against revenue. To administer such Funds through duly constituted and approved independent trusts with the

Schedules to the Consolidated Accounts

22. Significant Accounting Policies (Contd.)

exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds which are in the nature of defined benefit scheme. To determine the liabilities towards such schemes and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard – 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss Account in the period in which they arise.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period.

To account for premium paid on currency options in the Profit and Loss Account at the inception of the option.

To account for profit/loss arising on settlement or cancellation of currency option as income/expense for the period.

To recognise the net mark to market loss in the Profit and Loss Account on the outstanding portfolio of options as at the Balance Sheet date, and to ignore the net gain, if any.

To account for gains/losses in the Profit and Loss Account on foreign exchange rate fluctuations relating to monetary items at the year end.

To translate the financial statement of non-integral foreign operations by recording the exchange difference arising on translation of assets/liabilities and income/expenses in a foreign currency translation reserve.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by an entity with another Group entity incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y.C. DEVESHWAR	*Chairman*
Kolkata,	K. VAIDYANATH	*Director*
23rd May, 2008	B.B. CHATTERJEE	*Secretary*

Report of the Auditors to the Board of Directors of ITC Limited

We have audited the attached consolidated balance sheet of ITC Limited and its subsidiaries (the Group) as at 31st March, 2008, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of ITC Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 1688.35 Crores as at 31st March, 2008 and the Group's share of total revenues of Rs. 1159.20 Crores for the year ended on that date, and net cash inflows amounting to Rs. 26.07 Crores for the year ended on that date and associates whose financial statements reflect the Group's share of profit upto 31st March, 2008 of Rs. 29.68 Crores and the Group's share of profit of Rs. 7.86 Crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

We report that the consolidated financial statements have been prepared by ITC's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standards 27, Financial Reporting of Interests in Joint Ventures notified by the Companies (Accounting Standards) Rules, 2006.

Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of ITC Limited Group as at 31st March, 2008;

(b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

(c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 23, 2008

Statement Regarding Subsidiary Companies

Rs. in Crores

Name of the Subsidiary Company	Issued and Subscribed Share Capital	Reserves	Total Assets	Total Liabilities	Investments			Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/(Loss) after Taxation	Proposed Dividend
					Long Term	Current	Total					
Russell Credit Limited	646.48	97.35	744.00	744.00	383.48	–	383.48	89.54	86.71	1.00	85.71	87.75
Greenacre Holdings Limited	33.06	8.12	41.18	41.18	–	7.84	7.84	2.89	1.41	0.36	1.05	–
Wimco Limited	69.42	77.14	150.36	150.36	...	–	...	205.33	7.33	1.00	6.33	–
Pavan Poplar Limited	5.51	1.41	6.93	6.93	–	–	–	0.66	(0.08)	...	(0.08)	–
Prag Agro Farm Limited	3.80	(7.80)	3.33	3.33	...	–	...	2.11	0.04	0.01	0.03	–
Srinivasa Resorts Limited	24.00	55.38	87.29	87.29	...	32.20	32.20	68.97	21.57	7.16	14.41	5.62
Fortune Park Hotels Limited	0.45	5.02	5.47	5.47	–	0.23	0.23	10.20	2.52	0.94	1.58	0.21
Bay Islands Hotels Limited	0.12	8.52	8.64	8.64	–	–	–	0.83	0.78	0.24	0.54	0.06
ITC Infotech India Limited	25.20	11.87	199.82	199.82	–	–	–	263.95	9.36	2.45	6.91	–
ITC Infotech Limited, UK *	5.54	16.08	21.62	21.62	–	–	–	144.31	3.57	1.20	2.37	–
ITC Infotech (USA), Inc. $	18.86	(14.02)	27.23	27.23	–	–	–	72.56	2.13	0.41	1.72	–
Wills Corporation Limited	4.89	1.08	5.96	5.96	–	5.44	5.44	0.47	0.35	0.01	0.34	–
Gold Flake Corporation Limited	16.00	4.95	20.94	20.94	4.13	16.80	20.93	2.94	2.80	0.01	2.79	–
Landbase India Limited	4.00	6.12	50.12	50.12	...	–	...	2.43	(7.70)	0.03	(7.73)	–
BFIL Finance Limited	20.00	(60.90)	7.99	7.99	...	N.A.	...	1.44	1.13	–	1.13	–
MRR Trading & Investment Company Limited	0.05	(0.04)	0.01	0.01	–	–	–	–	–	–	–	–
Surya Nepal Pvt. Ltd., Nepal #	21.00	180.81	200.63	200.63	6.87	–	6.87	401.91	83.64	26.42	57.22	25.20@
King Maker Marketing, Inc. $	0.02	20.97	20.99	20.99	–	–	–	168.95	4.57	1.88	2.69	–
Technico Pty Limited ~	156.29	(110.02)	48.18	48.18	–	–	–	1.99	16.85	–	16.85	–
Technico ISC Pty Limited ~	...	–	...	...	–	–	–	–	–	–	–	–
Technico Technologies Inc. ^	1.61	(6.17)	0.20	0.20	–	–	–	0.71	(1.10)	–	(1.10)	–
Technico Horticultural (Kunming) Co. Limited %	0.34	(0.02)	0.33	0.33	–	–	–	0.26	0.02	–	0.02	–
Chambal Agritech Limited	37.96	(23.64)	30.46	30.46	–	–	–	32.29	6.21	0.06	6.15	–
Technico Asia Holdings Pty Limited ~	...	(11.86)	(11.86)	(11.86)	–	–	–	–	–	–	–	–

@ paid to the Company (Exchange Rate on the date of repatriation of Dividend was 1 NR = Re. 0.625)

* Converted into Indian Rupees at the Exchange rate, 1GBP = Rs. 80.77 as on 31.03.2008
$ Converted into Indian Rupees at the Exchange rate, 1USD = Rs. 40.12 as on 31.03.2008
# Converted into Indian Rupees at the Exchange rate, 1NR = Re. 0.63 as on 13.03.2008, which is same as on 31.03.2008
~ Converted into Indian Rupees at the Exchange rate, 1AUD = Rs. 36.70 as on 31.03.2008
^ Converted into Indian Rupees at the Exchange rate, 1CAD = Rs. 39.32 as on 31.03.2008
% Converted into Indian Rupees at the Exchange rate, 1CNY = Re. 0.18 as on 31.03.2008

Notes

i) The aforesaid data in respect of the subsidiaries is as on 31st March, 2008 other than Surya Nepal Private Limited where it is as on 13th March, 2008 and Technico Horticultural (Kunming) Co. Limited where it is as on 31st December, 2007.

ii) The Subsidiaries not considered in the preparation of the above statement are :

a) BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up. The Authorised and Paid-up Share Capital of BFIL Securities Limited at the time of initiation of the process of voluntary winding up was Rs. 2,00,00,000

b) Technico Group America Inc., which was under voluntary dissolution, has been dissolved effective 15th March, 2008. The Authorised and Paid-up Share Capital of Technico Group America Inc. at the time of initiation of the process of voluntary dissolution was USD 20,00,000 and USD 2,00,000 respectively.

c) ITC Global Holdings Pte. Limited, Singapore, (ITC Global) a wholly owned subsidiary of ITC Limited, and its subsidiaries. ITC Global is under liquidation vide Singapore High Court's Order dated 30th November, 2007. The Authorised and Paid-up Share Capital of ITC Global at the time of initiation of the process of liquidation was USD 2,00,00,000 and USD 89,99,645 respectively. Prior to this, ITC Global was under Judicial Management in terms of an Interim Order passed by the Singapore High Court on 8th November 1996, and confirmed by the Singapore High Court on 6th December, 1996. The Authorised and Paid-up Share Capital of ITC Global and its subsidiaries when ITC Global was brought under Judicial Management was as follows :

Name	Authorised Share Capital	Paid-up Share Capital
ITC Global Holdings Pte. Limited, Singapore	USD 2,00,00,000	USD 89,99,645
Hup Hoon Traders Pte. Limited, Singapore	SGD 1,50,000	SGD 1,00,002
AOZT "Hup Hoon", Moscow	N.A.	RUB 5,00,000
Hup Hoon Impex Srl, Romania	N.A.	USD 10,000
Fortune Tobacco Company Limited, Cyprus	CYP 2,50,000	CYP 10,000
Fortune Tobacco Company Inc., USA	1000 shares of common stock (No par value)	USD 2,483 (100 shares)

Ten Years at a Glance

Operating Results 1999 - 2008#

(Rs. in Crores)

Year Ending 31st March	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
GROSS INCOME	7700.96	8069.37	8827.11	9982.46	11194.47	12039.92	13585.39	16510.51	19636.53	21966.84
Excise Duties etc.	4063.25	4133.89	4474.52	4780.86	5159.10	5344.60	5710.13	6433.90	7135.75	7408.41
Net Income	3637.71	3935.48	4352.59	5201.60	6035.37	6695.32	7875.26	10076.61	12500.78	14558.43
Cost of Sales	2443.30	2475.45	2516.44	3155.96	3712.00	4109.85	4846.89	6463.15	8207.88	9543.59
PBDIT	1194.41	1460.03	1836.15	2045.64	2323.37	2585.47	3028.37	3613.46	4292.90	5014.84
PBDT	1040.32	1347.48	1740.24	1978.71	2293.53	2560.68	2985.94	3601.53	4289.62	5010.23
PBIT	1092.12	1341.50	1696.21	1847.19	2086.03	2343.85	2715.50	3281.12	3929.98	4576.38
PROFIT BEFORE TAX	938.03	1228.95	1600.30	1780.26	2056.19	2319.06	2673.07	3269.19	3926.70	4571.77
Tax	314.61	436.51	594.04	590.54	684.84	726.21	836.00	988.82	1226.73	1451.67
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS	623.42	792.44	1006.26	1189.72	1371.35	1592.85	1837.07	2280.37	2699.97	3120.10
EXCEPTIONAL ITEMS (NET OF TAX)	-	-	-	-	-	-	354.33	(45.02)	-	-
PROFIT AFTER TAXATION	623.42	792.44	1006.26	1189.72	1371.35	1592.85	2191.40	2235.35	2699.97	3120.10
Dividends *	149.83	224.55	270.45	334.14	418.84	558.83	881.70	1134.70	1364.50	1543.18
Retained Profits	473.59	567.89	735.81	855.58	952.51	1034.02	1309.70	1100.65	1335.47	1576.92
Earnings Per Share on profit after tax before exceptional items										
Actual (Rs.) **	2.54	3.23	4.10	4.81	5.54	6.43	7.36	6.07	7.18	8.28
Adjusted (Rs.) @	2.54	3.23	4.10	4.85	5.59	6.49	7.49	9.29	11.00	12.71
Dividend Per Share										
Actual (Rs.) **	0.55	0.75	1.00	1.35	1.50	2.00	3.10	2.65	3.10	3.50
Adjusted (Rs.) @	0.55	0.75	1.00	1.36	1.51	2.02	3.15	4.05	4.75	5.37
Market Capitalisation ***	23633	18038	19987	17243	15581	25793	33433	73207	56583	77765
Foreign Exchange Earnings	649.55	687.70	697.13	947.57	1294.00	1077.51	1268.65	1793.51	2283.21	2167.88

* Including Income Tax on Dividend (except 2002)

** Based on year-end Share Capital; reflects the impact of Corporate Actions such as Amalgamation and Bonus Issue in the respective years. Normalised for impact of 1 : 10 Stock Split effected in 2005-06.

*** Based on year-end closing prices, quoted on the Bombay Stock Exchange.

@ To facilitate like to like comparison, computed after eliminating impact of Corporate Actions.

During the above 10 year period, the following Corporate Actions took place :

- 2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
- 2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Scheme of Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company.
  - 1 : 2 Bonus Issue

Sources and Application of Funds 1999 - 2008#

(Rs. in Crores)

Year Ending 31st March	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
SOURCES OF FUNDS										
Equity	245.41	245.41	245.41	247.51	247.51	247.68	249.43	375.52	376.22	376.86
Reserves	1988.79	2553.92	3289.10	4166.47	5118.11	6162.38	7646.18	8685.96	10060.86	11680.81
Shareholders' Funds	2234.20	2799.33	3534.51	4413.98	5365.62	6410.06	7895.61	9061.48	10437.08	12057.67
Loan Funds	1252.22	652.87	858.94	284.54	116.98	120.85	245.36	119.73	200.88	214.43
Deferred Tax - Net	-	-	-	135.46	63.58	87.74	376.09	324.76	472.85	545.07
FUNDS EMPLOYED	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	11110.81	12817.17
APPLICATION OF FUNDS										
Fixed Assets (Gross)	1718.31	2145.49	2668.08	4081.85	4415.61	5054.68	5932.42	6470.57	8000.45	10086.52
Depreciation	484.85	592.25	707.42	1101.90	1245.64	1442.63	1795.51	2065.44	2389.54	2790.87
Fixed Assets (Net)	1233.46	1553.24	1960.66	2979.95	3169.97	3612.05	4136.91	4405.13	5610.91	7295.65
Investments	1059.75	987.26	1006.94	906.93	1608.86	3053.96	3874.68	3517.01	3067.77	2934.55
Net Current Assets	1193.21	911.70	1425.85	947.10	767.35	(47.36)	505.47	1583.83	2432.13	2586.97
NET ASSETS EMPLOYED	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	11110.81	12817.17
Net Worth Per Share (Rs.) *	6.07	7.60	9.60	11.89	14.45	17.25	21.10	24.13	27.74	32.00
Debt : Equity Ratio	0.56:1	0.23:1	0.24:1	0.06:1	0.02:1	0.02:1	0.03:1	0.01:1	0.02:1	0.02:1

* Includes adjustment for 1 : 10 Stock Split and 1 : 2 Bonus Issue

Equity includes impact of :

1992 – 3 : 5 Bonus Issue (Rs. 39.80 Crores) and Amalgamation of Tribeni Tissues Limited (Rs. 10.59 Crores).

1994 – GDR Issue (Rs. 4.50 Crores); and accretion to reserves of Rs. 199.96 Crores on account of Share Premium.

1995 – Conversion of GDR warrants (Rs. 0.19 Crore) and subsequent 1:1 Bonus Issue (Rs. 121.42 Crores).

1996 – Conversion of balance GDR warrants (Rs. 1.29 Crores) and related Bonus Issue component of 1995 (Rs. 1.29 Crores).

2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Scheme of Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company.
– 1 : 2 Bonus Issue (Rs. 125.17 Crores).

\# Unconsolidated

FINANCIAL HIGHLIGHTS
1999-2008


GROSS INCOME
Rs. Crores
24000
21000
18000
15000
12000
9000
6000
99 00 01 02 03 04 05 06 07 08
Gross Income in 2007-08 Rs. 21,968.84 Crores


NON-CIGARETTES NET TURNOVER
NTO (Rs. Crores)
7800
6800
5800
4800
3800
2800
1800
800
% OF NTO
60
55
50
45
40
35
30
25
20
01 02 03 04 05 06 07 08
Non - Cigarettes NTO
% of NTO


CONTRIBUTION TO THE EXCHEQUER
Rs. Crores
12000
11000
10000
9000
8000
7000
6000
5000
4000
99 00 01 02 03 04 05 06 07 08
Contribution in 2007-08 - Rs. 10768 Crores
Note: Includes Excise,Service Tax, VAT, Income Tax, Hotel Luxury & Exp. Taxes etc.


RETURN ON NET WORTH
Net Worth (Rs. Crores)
11500
10000
8500
7000
5500
4000
2500
1000
R.O.N.W. (%)
42.5
40.0
37.5
35.0
32.5
30.0
27.5
25.0
99 00 01 02 03 04 05 06 07 08
Net Worth
Return on Net Worth (%)***


RETURN ON INVESTED CAPITAL
Invested Capital (Rs. Crores)
8500
7500
6500
5500
4500
3500
2500
R.O.I.C. (%)
60
55
50
45
40
35
30
99 00 01 02 03 04 05 06 07 08
Invested Capital *
Return on Invested Capital (%) **


MARKET CAPITALISATION AND BSE SENSEX
(As on 31st March)
Rs. Crores
85000
75000
65000
55000
45000
35000
25000
15000
5000
BSE Sensex
16000
14500
13000
11500
10000
8500
7000
5500
4000
2500
99 00 01 02 03 04 05 06 07 08
ITC's Market Capitalisation (31.03.2008: Rs. 77765 Crores)
BSE Sensex


PROFIT TRENDS
Rs. Crores
5000
4000
3000
2000
1000
0
99 00 01 02 03 04 05 06 07 08
PBDIT
PBIT
PBT
PAT


EARNINGS AND DIVIDEND PER SHARE
Rs.
14
12
10
8
6
4
2
0
99 00 01 02 03 04 05 06 07 08
Adjusted^
Dividend Per Share****
Earnings Per Share

* Invested Capital is computed by netting Cash and Cash Equivalents (including Short Term Investments) from Total Capital Employed.

** Computed as PBIT divided by average Invested Capital during the year.

*** Computed on average Net Worth during the year.

**** Dividend Per Share for 2007-08 is based on the Board's recommendation to Members.

^ Refer page 160

These graphs depict the non-consolidated financial position.

ITC Infotech

ITC Infotech, ITC's fully owned subsidiary, is on a high growth trajectory. The company's focus on providing cutting edge business solutions resulted in a top line growth of more than 45% during the financial year under review, with a sizeable addition to its customer asset base, exceeding the estimated industry growth of 23%.



Helsinki
Troy
Milton Keynes
Copenhagen
Naperville
Paramus
London
Prague
San Jose
Bentonville
Boston
Houston
Kolkata
Bengaluru
DEVELOPMENT CENTRES
OTHER OFFICES

ITC Infotech has carved a niche for itself as a leading IT solutions provider by addressing customer needs through innovative solutions. Nothing is more reflective of this successful strategy than the fact that the world's first ever CRM based loyalty solution for Finnair, Finland's largest airline, was implemented by ITC Infotech. ITC Infotech's leadership capabilities accrue from business critical engagements with leading organisations across the globe. The company's client list includes one of the world's leading steel manufacturers, a global retail giant, one of United Kingdom's biggest banks, an international logistics and courier services company, two of the world's foremost network airlines, a global office furniture leader, one of the world's leading emerging markets banks, a premium provider of engineering and construction services based in the Nordic region and a web services company operated by one of the world's largest media conglomerates, to name a few.

Alliances with platform providers and product majors ensure that ITC Infotech is consistently at par with the best in the Industry. The company is developing unique offerings for customers in partnership with Compuware, industry leader in enterprise software and IT services. The association with Dr. Lauterbach & Partners, Germany-based leading printing and packaging solution provider, will help the company offer value-added IT services to global customers in the printing and packaging space. To enhance expertise in Document Output Management, the company has partnered Switzerland-based ISIS Papyrus, innovator in enterprise communication and process solutions, and California-based Intalio, a leading vendor of Open Source Business Process Management (BPM) and Services Oriented Architecture (SOA) software. NewsPage, a leader in mobility applications and services, will strengthen the company's mobility solutions. ITC Infotech has also launched 'Mobile Technology' services in conjunction with Mobio, the global leader in Mobile 2.0 application development.

The company has presented case-studies and showcased solutions at premier industry conferences and expos. ITC Infotech's domain experts have spoken at prestigious events like the Oracle Open World in San Francisco, CIO Challenge in Copenhagen, Denmark and SAP's exclusive event, SAPPHIRE in Orlando, Florida. Customers have also presented case studies on ITC Infotech's solutions and their experience of working with the company at renowned international forums like the IT Outsourcing Summit in Denmark and the IATA Commercial Strategy Symposium in Athens, Greece.


ITC INFOTECH

ITC Infotech's Extended Enterprise model has been another important growth driver. The company has been successfully operating large-scale offshore development centres, which have scaled-up rapidly in the past and are showing great potential for future growth.


Planted By
Tom Källström
FINNAIR
17th November,2006

Continued delivery excellence is further strengthening the company's footprint. In support of this growth momentum, ITC Infotech has opened offices in Denmark and Finland. With a significant presence in the Nordic region, ITC Infotech is currently one of the largest Indian IT companies in the Financial Services sector in Denmark.

ITC Infotech combines ITC's practitioner domain knowledge with world-class capabilities in technology to deliver 'business-friendly solutions' across industry verticals including banking, financial services & insurance (BFSI), manufacturing, consumer packaged goods (CPG) & retail, and travel, hospitality & transportation. The company has recently forayed into the Media and Entertainment space. The opportunity in this sector lies in developing a robust outsourcing model coupled with a comprehensive suite of solutions and services which will enable media and entertainment companies to effectively monetise and deliver their media assets over multiple distribution channels.

The company has also established a Business Consulting Group (BCG) to provide specialised consulting expertise. The group is working on various consulting assignments including Radio Frequency Identification (RFID), Enterprise Performance Management (EPM), Sustainability and Loyalty Management.

The ability to differentiate capabilities and provide pioneering solutions has uniquely positioned ITC Infotech in the IT services outsourcing arena. Leading global analyst firms and research agencies including Gartner, Forrester, ARC Advisory and IDC have acknowledged ITC Infotech's expertise and featured the company comprehensively in their reports.

ITC Infotech has also been featured among the 'Top 100 service providers' in the '2008 Global Services 100' list, consecutively for four years. The company has been listed in the 'Leaders' category' for the '2008 Global Outsourcing 100', two years in a row, by the International Association of Outsourcing Professionals (IAOP). ITC Infotech ranks 40th in the IOAP list, and is among the Top 10 'Climbers', reflecting significant improvement in its ranking. IAOP has also recognised ITC Infotech among the best 20 companies worldwide offering services in the CRM domain, to the discreet manufacturing, retail and consumer goods industries.

The company's human capital has been the driving force behind its exponential growth. Flawless execution by its passionate and committed employees has rapidly scaled up relationships which started as small projects. Backed by the highest levels of certification, ITC Infotech nurtures its talent through continuous training and development. The company's numerous technology Centres of Excellence (CoEs) incubate capabilities in the latest technologies.

ITC Infotech aims to continuously provide its customers superior customised and domain-centric IT solutions, and aspires to become their trusted partner and strategic advisor.



Technico





Russell Credit Limited, ITC's wholly owned subsidiary, acquired the entire shareholding in Technico Pty Limited, Australia ('Technico') effective August 17, 2007. Technico is an agri-biotechnology company specialising in rapid seed potato production. Technico has developed the proprietary TECHNITUBER® technology which enables the rapid multiplication of seed potatoes from pathogen-tested plants in a controlled environment. This 'enabling technology', which can be applied to all potato varieties, significantly reduces the number of years it takes to produce commercial quantities of quality seed potatoes and also shortens the time required for introduction of new varieties.

Technico has structured its business operations in India, China, Canada and USA through subsidiaries.


Canada
USA
South America
Europe
China
India
Middle East
Ex
South Africa
Australia
TECHNITUBER® Facilities
Technico Field operations
Export Markets

The acquisition of Technico will provide strategic sourcing support to ITC's Foods business through secured long-term access to high quality chip grade potato seeds. 'Bingo!', ITC's brand of potato chips and finger snack foods, will gain significant brand equity through such sourcing support.


BINGO!


A TECHNITUBER® seed

Technico will bring strong synergy to the potato-based value chain, enhancing farmer capabilities through access to high quality seeds and internationally benchmarked best practices in agronomy. This is in line with ITC's abiding philosophy to contribute to the development of the agriculture-based rural economy and secure the competitiveness of the value-chains in which the Company's Agri and Foods businesses participate.

ITC's extensive 'e-Choupal' network will leverage the TECHNITUBER® technology to provide improved and consistent yields to farmers. ITC will also use its sourcing strengths to make available such superior quality horticulture produce through its 'Choupal Fresh' stores. This is expected to benefit vendors and other intermediaries in the retail chain through higher value realisation.


Choupal
FRESH

Agarbattis


MANGALDEEP
PUJA AGARBATTIS
A quality product marketed by ITC Ltd.
Yantra
Fragrance of Temple

ITC commenced marketing Mangaldeep Agarbattis (incense sticks) sourced from small-scale and cottage units in 2003. The Agarbatti business has recorded an impressive growth driven by superior distribution reach and high consumer acceptance of the Mangaldeep brand. Mangaldeep is currently the second largest national brand in the industry. With its participation in the business, ITC aims to enhance the competitiveness of the small and medium scale sectors through its R&D based product development and strong trade marketing and distribution capability.

Mangaldeep Agarbattis are available in a wide range of fragrances. Mangaldeep Yantra, a special offering from ITC, leverages a unique fragrance to evoke the ambience of a temple. Mangaldeep Spriha, the premium range from ITC, has two offerings, Pratiti and Sarvatra, exclusively hand rolled at Cottage Industries, a unit of Sri Aurobindo Ashram, Puducherry. Cottage Industries, Puducherry, was recently accredited with IFAT certification, which is an internationally recognised benchmark for "Fair Trade" practices.

Mangaldeep Agarbattis are available in innovative "Fragrance-Locked" packaging, which retains the fragrance more effectively.

ITC has tied up with Exim Bank for export marketing services, leveraging the bank's overseas presence. Mangaldeep is currently being exported to several countries. ITC has entered into an MOU with the Khadi & Village Industries Commission (KVIC) to source agarbattis from KVIC approved units and to distribute agarbattis through the Khadi Bhavan / Khadi Bhandar outlets across the country.



Mangaldeep Agarbattis are manufactured by small scale and cottage units, providing livelihood opportunities for more than 5000 people. Seven out of 10 Mangaldeep Agarbatti manufacturing units are ISO 9000 certified. Mangaldeep ASHA (Assistance in Social Habilitation through Agarbattis) is an ITC initiative to provide better value realisation for women rollers through improved quality.

Safety Matches


MANGALDEEP
SAFETY MATCHES
MANGALDEEP
SAFETY MATCHES

As part of its strategic initiative to create multiple drivers of growth in the FMCG sector, ITC commenced marketing safety matches sourced from the small-scale sector in 2002. This business leverages the core strengths of ITC in marketing and distribution, brand building, supply chain management and paperboard & packaging to offer high quality safety matches to Indian consumers.

The business has grown rapidly, establishing a strong consumer franchise through brands like iKno, Aim and Mangaldeep. The acquisition of Wimco by ITC subsidiary Russell Credit Limited in 2005 provided further fillip to the business through synergy benefits from a combined brand portfolio, a common trade marketing and distribution network, proximal manufacturing and enhanced asset utilisation. Today, the business is the market leader in the country with leading brands in virtually every market.

A large number of small scale units, from whom a substantial portion of the products are sourced, have also benefited from their association with ITC through continuous inputs on technology induction and manufacturing processes. As a result, their competitive capabilities have improved, providing them an opportunity for growth and employment generation.


i Kno
COLLECTION
Hats


AIM
MEGA
SAFETY MATCHES

Citizen First

As a Company that continuously strives to be 'Citizen First', ITC attaches significant importance to its responsibility to contribute to the 'Triple Bottom Line', namely the augmentation of economic, environmental and social capital. This commitment finds expression in the Company's sustainable development philosophy, which recognises the need to not only preserve but also enrich precious environmental resources while providing a safe and healthy workplace for its employees.

ITC's social development initiatives harmonise the Company's endeavour to create shareholder value with making a substantial contribution to society. The thrust of the Company's social sector investment is in four areas: (a) Web-enablement of the Indian farmer through the e-Choupal initiative; (b) Natural resource management, which includes wasteland, watershed and agriculture development; (c) Sustainable livelihood creation, comprising genetic improvement in livestock productivity and women's economic empowerment; and (d) Community development, with focus on primary education and health & sanitation.

Web-Enablement Of The Indian Farmer: The e-Choupal Initiative

ITC's pioneering e-Choupal initiative is a powerful illustration of linking business purpose with a larger societal purpose. The e-Choupal leverages the power of the Internet to empower the small and marginal farmer with a host of services related to know-how, best practices, timely and relevant weather information, transparent price discovery, and much more. This digital infrastructure is also increasingly being used for channelising services related to credit and insurance and can be extended to areas such as health, education and entertainment.

It can also serve as a strong foundation for linking small and marginal farmers to futures markets to facilitate farmer risk management. The access to e-Choupals, within walking distance from the farm gate, is supplemented through physical infrastructure - the ITC Choupal Saagar - which functions as a hub for a cluster of villages within tractorable distance. These made-to-design hubs also serve as warehouses, and as rural hypermarkets for a variety of goods. In effect, the e-Choupal infrastructure is potentially an efficient delivery channel for rural development and an instrument for converting village populations into vibrant economic organisations.



The network currently comprises 6,500 e-Choupals reaching out to more than 4 million farmers in 40,000 villages in the states of Madhya Pradesh, Uttar Pradesh, Haryana, Uttaranchal, Rajasthan, Maharashtra, Karnataka, Andhra Pradesh and Kerala.

Wasteland Development: Social And Farm Forestry



During 2007-08, over 2,900 hectares were brought under Social Forestry plantations, taking the cumulative total to 11,969 hectares. The Social Forestry project today covers 26 mandals, 406 villages and 13,492 poor households.

The collaboration with the programmes of the Government of Andhra Pradesh continues to grow. A total of 1,180 hectares was promoted through collaboration with the Indira Kranthi Patham and the Comprehensive Land Development Programme of the State Government.

The households covered under the Social Forestry Programme continue to reap the benefits derived from cut plantations. To date, 1,122 households have harvested their plantations earning a total of Rs 4.36 crores. Significantly, most beneficiaries have ensured that the contribution to the Village Development Fund continues apace, which had grown to Rs 68 lakhs by the close of the financial year. The farmers' own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development. ITC's social and farm forestry programmes have to date greened 80,000 hectares of land.

Soil & Moisture Conservation



This programme was designed to assist farmers in identified moisture-stressed districts through soil and moisture conservation works. A total of 648 large and small water harvesting structures were created during 2007-08, taking the total number of structures created so far to 2,178. The total area covered under the watershed programme is 34,979 hectares, covering 33,311 farmers in 7 states.

As a measure of their commitment, the direct beneficiaries contributed as much as Rs 115 lakhs towards these efforts. In addition, the poorer households contributed labour (shramdan) or agricultural produce.

In collaboration with NABARD, ITC will be treating a total of 17,500 hectares in Madhya Pradesh, Bihar and Andhra Pradesh.

Impact assessments of the water harvesting structures were conducted in terms of increase in productivity and water availability during 2007-08. There has been a noticeable increase in the productivity of maize, soyabean, wheat and mustard. Measured on a year on year basis, the pre-monsoon water level has increased in all project areas, demonstrating the success of these measures.

Integrated Agriculture Development

These interventions aim to improve farm productivity and hence incomes by promoting a package of efficient farm practices and technologies. During 2007-08, 153 group irrigation projects and sprinkler sets benefiting 369 farmers were installed for demonstration. 1,288 demonstration plots were promoted during the year to introduce new varieties and better farm management practices. 3,368 composting units were established during the year - comprising 2,946 vermi-compost pits and 422 NADEP units. Totally, more than 12,700 composting units have been set up to date.



Sustainable Livelihoods

The primary focus of this intervention is to create alternative employment for surplus labour and decrease pressure on arable land by promoting off-farm incomes.



Livestock Development

With the objective of increasing milk yields of non-descript cattle, a total of 95 Cattle Development Centres (CDCs) serviced 1,900 villages. During the year, 80,056 artificial inseminations (AIs) were performed, 36,288 pregnancies were confirmed, and 20,719 live births took place, taking the total number of progenies to 35,455. Nearly 48,000 animals were covered under the preventive health programme.

In some of the project areas, dairy development was piloted successfully. The total milk collected and sold during the period was 12.88 lakh litres with a turnover of about Rs 158 lakhs.

Economic Empowerment Of Women

These programmes aim to genderise development by creating market-linked income opportunities for women. Till 2007-08, 972 self-help groups (SHG) with 13,981 members had mobilized small savings of Rs 97.73 lakhs. 9,941 women have been gainfully employed either through micro-enterprises (1,097) or as self-employed (8,844) through income generation loans.



Community Development

Primary Education



455 Supplementary Learning Centres provided regular coaching to an additional 51,000 children during 2007-08. The programme has so far covered 128,000 primary school students. In addition, 70 government primary schools have been provided infrastructure support consisting of benches/chairs, compound walls/gates/roof, additional classrooms, teaching aids and sports kits. Two new initiatives launched last year have had a successful run: a rural library network that brings educational and recreational reading material to interior villages and a roaming laptop project that introduces IT-based learning in rural schools.

Health & Sanitation

A total of 2,563 low cost sanitary units have been constructed so far, with one-third of the cost being met by the beneficiaries.



ITC-Welcomgroup – Empowering People Who Are Differently Abled

ITC-Welcomgroup has established that if provided with an opportunity to work and become self sufficient, people who are differently abled can contribute at the workplace, support families and participate in the community.

ITC-Welcomgroup has taken a positive step in this direction by employing across their hotels people who are differently abled. The model it has adopted has succeeded in sensitising other employees to the needs of those differently abled. Based on their specific skills, over a 100 differently abled people have been employed in diverse functions like housekeeping, teleworking, bakery and entertainment.

Special badges for the visually impaired; whistles for the hearing-impaired employees to use in an emergency; sign language classes for the staff to communicate with them are just a few examples of how ITC-Welcomgroup has created an environment of sensitive caring.



In recognition of its substantial contribution to the cause of promoting employment opportunities for differently abled people over an extended period of time, ITC Windsor, Bengaluru, has received the NCPEDP-Shell Helen Keller Award 2007.

ITC Enlarges 'Carbon Positive' Footprint

The 4th Assessment Report of the Intergovernmental Panel on Climate Change forecasts serious consequences for the planet if Green House Gases (GHG) emissions are not reduced drastically.

ITC has been at the forefront of corporate India's initiatives to progressively reduce GHG emissions. Its businesses continued to enlarge the Company's positive carbon footprint through energy conservation, use of renewable sources of energy and identifying ways of mitigating the adverse effects of climate change caused by Global Warming. ITC has implemented several CDM projects under the Kyoto Protocol and ensured Carbon Dioxide (CO_2) sequestration through large-scale farm and social forestry initiatives.

ITC's energy conservation initiatives, supported by benchmarking and audits by experts, have helped its businesses in maintaining very low specific energy consumption (energy required per unit of production). The Cigarette business has achieved a further 18.7% reduction in specific energy consumption over last year.

24% of the total energy used by ITC's businesses was generated from renewable and carbon neutral fuels thereby significantly reducing Green House Gas emissions.

To date, 7 of ITC's CDM projects have been registered by the CDM-EB (Clean Development Mechanisms - Executive Board), set up by UNFCCC (United Nations Framework Convention on Climate Change) under the Kyoto Protocol. These initiatives have not only saved significant energy costs and reduced CO_2 emission, but also earned revenues from the sale of CERs (Certified Emission Reductions). Several other projects are in various stages of registration.

CO_2 Emissions & Sequestration

The total CO_2 (equivalent) emission from ITC's businesses in 2007-08 amounted to 1352 kilotonnes (1,143 KT in 2006-07).

Higher CO_2 emission in 2007-08 was on account of growth in production, significant project activities and inclusion of new businesses within the reporting boundary.

ITC continued to rapidly upscale its farm and social forestry initiatives, adding 15,000 hectares of plantations during 2007-08. Total plantations, as at March 31, 2008, covered an area of 80,000 hectares.

These initiatives have not only led to sustainable sources of raw material for the Paperboards business, but have also helped sequester 2638 kilotonnes of CO_2, thus ensuring ITC's status as a 'Carbon Positive Company' for the third year in a row.

	Unit	05-06	06-07	07-08
CO_2 released (Manufacturing & Freight)	Kilo tonnes	1202	1143	1352
CO_2 sequestered	Kilo tonnes	1244	2025	2638
CO_2 sequestered	Percent	104	177	195



ITC's Fibre Strategy

Availability of wood, the prime source of fibre for the paper and paperboards business, remains a major challenge.

ITC's paperboards mill at Bhadrachalam manufactured over 299,459 tonnes of paperboards in 2007-08, using 296,528 tonnes of wood, apart from waste paper and some special pulp.

Leveraging its R&D capabilities, ITC has developed high yielding, site specific, disease resistant clones and a comprehensive package of plantation management practices. These have helped the Company's extensive afforestation programme cover 80,000 hectares with 332 million saplings. During the year, 52 million high quality saplings were distributed to farmers and 15,000 hectares of plantations added to the programme.



Apart from the obvious benefits of increasing the green cover, this effort also directly contributes to in-situ moisture conservation, ground water recharge and significant reduction in topsoil losses due to wind and water erosion. As a result of the leaf litter from multi species plantations and the promotion of leguminous intercrops, depleted soils are constantly enriched.

ITC's forestry initiatives have not only built grassroots capacities, initiating a virtuous cycle of sustainable development, but also provided significant opportunities to the economically backward by helping them raise plantations.

Over 93% of the Bhadrachalam mill's total wood requirement in 2007-08 came from plantations under ITC's forestry project. 18,393 tonnes of bamboo was sourced from government authorised/approved open market sale. Only 1165 tonnes of wood (0.39%) was sourced from private farmlands. The mill also utilised 70,226 tonnes of waste paper.

The Bhadrachalam mill, the only unit in ITC with pulping facilities, does not buy wood-based raw materials from unidentified sources. The mill is ISO 9001-2000 certified and ensures traceability of all the wood used in the manufacturing process.

ITC is committed to green 100,000 hectares in the next few years, which would far exceed its wood fibre requirement, creating livelihood opportunities for a very large number of people in tribal areas and further enlarge ITC's 'Carbon Positive' footprint.

ITC Water Positive 6th Year In A Row

Water remains a very serious sustainability and environmental concern globally.

India faces a turbulent water future. With over 16% of the global population having access to less than 3% land mass and less than 4% fresh water resources in the world, water scarcity in India is likely to worsen over the years.

ITC units drew 27.5 million kilolitres of fresh water in 2007-08 (25.8 MKL in 2006-07). The higher water consumption in 2007-08 is on account of growth in production, significant project activities and inclusion of additional businesses within the reporting boundary.

ITC continued to make progress on the following sustainability objectives relating to water:

Conservation

to achieve the lowest specific water consumption (water used per unit of production).

The Packaging & Printing business achieved 16.8 % reduction, the Cigarette business 8.2 % and Paperboards & Specialty Papers business, which accounts for 91.5% of ITC's fresh water usage, achieved 0.8 % reduction in specific water consumption during the year.

Various units that achieved significant savings in specific water consumption during the year were: Packaging & Printing unit at Tiruvottiyur (35.5%), Leaf Threshing plant at Anaparti (19.7%), Cigarette units at Munger (14.1%), Bengaluru (8.4%) and Saharanpur (7.4%); Hotels : ITC Maurya (11.1%) and ITC Maratha (17.1%).

Zero Effluent Discharge

Closing the water loop in a factory or a hotel not only results in minimum fresh water usage, it also prevents pollution of the environment and fresh water sources.

The Cigarette factories at Bengaluru & Saharanpur, Leaf Processing Plants at Anaparti & Chirala, Packaging & Printing unit at Tiruvottiyur, Research Centres at Bengaluru & Rajahmundry, Paperboards unit at Bollarum, ITC Green Centre at Gurgaon, ITC Sonar and Sheraton Rajputana hotels recycled all their treated effluents.

Rainwater Harvesting

ITC continued to invest in rainwater harvesting potential both at the Company premises and through external watershed development projects in socially relevant areas.

Total rainwater harvesting potential so far developed by the Company is more than 3 times the total water consumed by its operations.

Water balance at ITC	2004-05	2005-06	2006-07	2007-08
Fresh water intake	25	25.6	25.8	27.5
Treated effluents discharged	19.6	21.0	19.6	19.0
Net water consumption	5.4	4.6	6.2	8.5
RWH potential* created within ITC units	0.3	0.6	0.5	0.4
RWH potential* created through watershed projects (till date)	16.5	19.0	23.1	25.4
Total RWH potential created (till date)	16.9	19.6	23.6	25.8

All figures in Million KL

*Amount of rainwater harvested in a year is dependent upon the actual rainfall and the rain pattern.



Towards Zero Solid Waste: Another Environmental Footprint Turning Positive

Solid waste management, even in large and medium cities and towns in India, is far from satisfactory and significant proportions are disposed by land filling/dumping.

Most dumping sites are serious health hazards to people living in the neighbourhood and are liable to contaminate ground water. ITC's unique endeavours have resulted in yet another positive environmental footprint.

Reducing & recycling all the solid waste generated in ITC factories and hotels

Recycling of solid waste in ITC improved to 98.95% in 2007-08 (from 93.09 % in the previous year). Cigarette factories at Bengaluru, Saharanpur, Munger and Kolkata, Leaf Threshing units at Chirala and Anaparti, Paperboards and Specialty Paper units at Kovai and Tribeni, the ITC Green Centre at Gurgaon, Surya Nepal's Cigarette factory at Simra and ITC Hotels - Maurya, Maratha, Grand Central, Sonar, Windsor, Mughal, Kakatiya, and Sheraton Chola, Rajputana and New Delhi achieved nearly 100% recycling of all solid waste.

The solid wastes that could not be recycled during 2007-08 amounted to 3706 tonnes. The paperboards units also procured and used 163,245 tonnes of waste paper as raw material.

	2005-06	2006-07	2007-08
Total Solid Waste	314,585	303,913	352,970
% Recycled	78.7%	93.1 %	98.95%
Un-recycled Waste	66,857	20,995	3,706
Outside wastes used as raw materials	152,687	167,913	163,245

All figures (except % recycled) in tonnes

Creating Wealth Out of Waste

ITC's Wealth out of Waste (WOW) initiative is helping create awareness among the public about the advantages of the "Reduce-Reuse-Recycle" process. This is a significant step in the Company's efforts to protect the environment, improve civic amenities, as well as public health and hygiene, while generating cost-effective raw material for the paper, plastics, metal and glass industries.



ITC's Paperboards & Specialty Papers business has launched the WOW initiative in Hyderabad, Bengaluru, Chennai, Khammam District in Andhra Pradesh and Kovai District in Tamil Nadu. What started in a small way with households has now spread to schools, government offices, corporates and other institutions.

To emphasise the importance of source segregation, ITC provides special bags to accumulate dry waste like paper, plastic and metals and arranges periodic collection through outsourced agencies. The waste paper is used by ITC and the other materials are sold to the recycling industries. Segregated dry waste can save almost 40% of municipal garbage handling costs, which can be utilised to improve civic amenities.

Targeting Zero Accident

ITC continued to maintain the highest standards of Environment, Occupational Health & Safety in all its operations. All ITC manufacturing units and the Corporate EHS Department have OHSAS 18001 certification. All these units, all major ITC Hotels and the ITC R&D Centre in Bengaluru have ISO 14001 certification.

Each ITC unit is focused on becoming accident-free. In 2007-08, there was no lost-time accident at the Cigarette factory at Munger, the Packaging & Printing factory at Munger; Paperboards unit at Bollarum; Research Centres at Bengaluru and Rajahmundry, the Gurgaon Pilot Plant of the Lifestyle Retailing business, ITC Infotech's Bengaluru office complex and Surya Nepal's Cigarette factory at Simra.

In the ITC-Welcomgroup chain, ITC Maurya, Mughal, Maratha, Grand Central, Sonar, Windsor, Kakatiya, Sheraton Chola, Rajputana and New Delhi and Fortune Bay Island had no lost-time accident.



Lost Time Accident: ITC defines Lost Time Accident as one in which the injured is not able to come to work in the next scheduled shift. This is more stringent than a 'Reportable Accident' of Indian Factories' Act where the injured person is unable to resume duty within 48 hours after the accident.

A team of managers investigates each Lost Time Accident/Incident and action is taken to prevent recurrence.

Year	Lost Time Accidents
2004-05	37
2005-06	16
2006-07	14
2007-08	20

Certifications

All EHS and Sustainability Management & Reporting in ITC conform to the best international standards.


DNV
DET NORSKE VERITAS
MANAGEMENT SYSTEM CERTIFICATE

ISO 14001: Environment Management Systems

All ITC manufacturing units and major hotels, Corporate EHS Department & ITC R&D Centre at Bengaluru are certified.

OHSAS 18001: Occupational Health & Safety Management Systems

All ITC manufacturing units and Corporate EHS Department are certified.

SA 8000: Social Accountability

Leaf Processing Plants at Chirala and Anaparti, Cigarette factory at Kolkata and SNPL's Simra factory are certified.

HACCP: Food Safety

ITC Sonar, Grand Central, Maratha, Kakatiya, Sheraton Rajputana and Chola are certified. ITC Maurya was certified in 2004-05.

Honours: 2007-08

The following awards received during the year bear testimony to the highest EHS standards maintained in various units of the Company:

British Safety Council, UK: Five Star Rating & Sword of Honour

Awarded to Leaf Processing Plants at Chirala and Anaparti; Packaging & Printing unit at Tiruvottiyur; Specialty Papers unit at Tribeni

British Safety Council: Five Star Rating (Safety)

Awarded to Cigarette factories at Bengaluru, Kolkata, Saharanpur and Munger; Packaging & Printing unit at Munger

British Safety Council: Five Star Rating (Environment)

Awarded to Leaf Processing Plants at Anaparti & Chirala; ITC Sonar, Kolkata

Royal Society for Prevention of Accidents(RoSPA):

Gold Award to Cigarette factories at Munger, Saharanpur and Kolkata; Packaging & Printing unit at Munger


RoSPA
2005
Gold Award
Occupational Safety
Granted to
ITC Limited. Bangalore
President

Institute of Directors, New Delhi: Golden Peacock Award for Occupational Health & Safety

Awarded to Cigarette factory at Kolkata

Greentech Foundation, New Delhi: Greentech Environment Excellence Award

Gold Award to Cigarette factories at Kolkata, Munger and Bengaluru; ITC Grand Central, Mumbai; Sheraton Rajputana, Jaipur

Silver Award to Packaging & Printing Unit at Munger; ITC Kakatiya, Hyderabad

Bureau of Energy Efficiency, Govt. of India: National Energy Conservation Award

Awarded to ITC Maurya, New Delhi

CII, Eastern Region: Energy Conservation Award

First Prize awarded to Specialty Papers Unit at Tribeni

Federation of Nepal Chamber of Commerce & Industries: Business Excellence Award

Awarded to Surya Nepal Pvt. Ltd., Simra

Greentech Foundation, New Delhi: Greentech Safety Award

Gold Award to Cigarette factories at Bengaluru, Munger, Saharanpur and Kolkata; Packaging and Printing unit at Munger; ITC Grand Central, Mumbai

Silver Award to ITC Mughal, Agra; Packaging and Printing unit at Tiruvottiyur

Ministry of Tourism, Government of India: Best Eco Friendly Hotel of the Year 2007-08

Awarded to ITC Maurya, New Delhi

Royal Society for Prevention of Accidents (RoSPA): Gold Award 2008

Awarded to Cigarette factories at Bengaluru, Munger, Saharanpur and Kolkata

Review Statement By Ernst & Young

We have reviewed the contents of the section "Sustainability Updates" of the ITC Annual Report and Accounts 2008 prepared by ITC Limited (the 'Company'). The scope of our work was limited to verification of information pertaining to environment, health & safety (EHS) and social performance for the period April 2007 to March 2008. We chose eight sample sites of the Company for this verification.

Based on our scope of review, nothing has come to our attention that causes us not to believe that the Company is concerned about EHS and social issues pertaining to its business activities.

The Company has presented, in a fairly balanced and complete manner, the information pertaining to EHS and social parameters on material consumption/recycling, energy, water consumption/discharge, GHG emissions, solid wastes, accidents and social programmes and practices. The systems and procedures applied by the Company for collection, compilation and interpretation of data on EHS and social performance parameters are reliable. The Company has done significant work in creating rainwater harvesting potential and the Company's 'Water Positive' status is based on creation of this potential.

Sudipta Das
Partner
Ernst & Young Pvt. Ltd.

CII-ITC Centre Of Excellence For Sustainable Development

A pioneering effort by the Confederation of Indian Industry and ITC, the Centre of Excellence is a fountainhead of ideas and practices to promote Sustainability. The Centre recognises and honours excellence in corporate sustainability performance. It enables businesses transform themselves by embedding the concerns of sustainable development into their own strategies and processes. The Centre aspires to channel the potential of Indian industry to power India's agenda for inclusive growth and sustainable development.

The Centre provides a wide range of services and organises a large number of events and programmes, in order to meet these objectives. For detailed information on activities and services from the Centre, please visit www.sustainabledevelopment.in.

CII-ITC Sustainability Awards

Instituted in 2006, these awards are a unique initiative to identify and recognise Indian businesses for their exemplary triple bottom line (economic, social and environmental) performance. The awards endeavour to promote role models in Indian industry and are also a knowledge-imparting tool to motivate superior sustainable performance.



Business Leaders' Programme



The Centre in association with the Indian Institute of Management, Bangalore organised in August, 2007 its first programme on Strategies and Leadership for Creating Sustainable Organisations.

This four-day programme aimed to help decision makers of leading organisations appreciate the challenges and opportunities in sustainable development and inspire them to start the virtuous cycle of sustainable development by transforming their organisations.

Prof. Stuart Hart, Samuel C. Johnson Chair in Sustainable Global Enterprise, The Johnson School, Cornell University; John Elkington, Founder & Chief Entrepreneur, SustainAbility; Mr. Y C Deveshwar, Chairman, ITC, Prof. P D. Jose, IIM-B and many other distinguished business leaders and NGOs constituted the faculty and nearly 30 CEOs, Directors, Presidents and Vice Presidents from 20 large, medium and small scale Indian companies participated.

2nd Sustainability Summit Asia 2007


Development Alternatives

The CII-ITC Centre of Excellence in association with Development Alternatives, held its second annual summit in December 2007. The summit provided an enabling platform for fostering 'partnerships for action' among various stakeholders in Asia and other parts of the world.

Some of the prominent summit partners included the Australian Government, SustainAbility-UK, WWF & UNEP.

A large number of participants from industry, government, NGOs, academia and media debated on the agenda of fostering partnerships for food security, best practices, sustainability in construction, responsible mining and sustainable financing.

ITC's Sustainability Report Gets 'Reader's Choice' Award



ITC's Sustainability Report 2007 bagged two awards at the inaugural GRI Readers' Choice Awards ceremony held in May 2008 in Amsterdam. It won the overall global award for the maximum number of employees reading the Sustainability Report and was also named the third best report in the Non-OECD category. ITC Sustainability Report was chosen from among over 800 Sustainability Reports worldwide.

ITC's 4th Sustainability Report released in 2007-08 highlights ITC's achievements across all three dimensions of the 'Triple Bottom Line' - economic, social and environmental.

This Sustainability Report, at level A+, denotes the highest level of reporting and was independently verified by PricewaterhouseCoopers.

The Amsterdam-based Global Reporting Initiative has recognised ITC's 3rd Sustainability Report to be the first in India and one of the first 10 reports globally to conform to G3, the latest Sustainability Reporting Guidelines.

Awards And Accolades

ITC constantly endeavours to benchmark its products, services and processes to global standards. The Company's pursuit of excellence has earned it national and international honours. Some of the significant recognition received during the year were:


FICCI

Award of Excellence



- FICCI Outstanding Vision Triple Impact Corporate Award 2007 for exemplary triple bottom line performance.
- Sustainability Leadership Award 2007 conferred on Chairman Y C Deveshwar by the Sustainability Forum, Zurich and SAM/SPG at the International Sustainability Leadership Symposium.
- Business Today Award for the Best Managed Company: In recognition of its outstanding initiatives in the consumer products segment.
- The Corporate Award for Social Responsibility 2008: from The Energy and Resources Institute (TERI) in recognition of its exemplary initiatives in integrated watershed development programmes across 7 states in India.
- Asian CSR Award 2007 for Environmental Excellence given by the Asian Institute of Management. The Award recognises and honours Asian companies for outstanding, innovative and world-class projects.
- Readers' Digest Pegasus Award for corporate social responsibility, recognising outstanding work done by socially conscious companies.
- NDTV Profit Business Leadership Award for being the Best Food Company of 2007. The Award has been instituted to recognise organisational excellence.
- CNBC-TV18's International Trade Award 2008 for Outstanding Exporter of the Year in the FMCG & Food category.
- Corporate Social Responsibility Crown Award for Water Practices from UNESCO and Water Digest for ITC's distinguished work carried out in the water sector in India.
- Golden Leaf Awards in the categories of 'Most Committed to Quality' and 'Most Impressive Public Service Initiative' for ITC-ILTD. The awards were presented during TABEXPO 2007 in Paris.
- National Tourism Award for 'Best Eco-Friendly Hotel' for ITC Maurya from the Ministry of Tourism.
- Wills Lifestyle rated amongst the top 5 Luxury brands in the country in a Global Luxury Survey conducted by TIME Magazine.
- ITC Infotech ranked in the 'Leaders Category' for the '2008 Global Outsourcing 100' by the International Association of Outsourcing Professionals (IAOP).
- Superbrand status by Superbrands Council for Kitchens of India.
- Best launch of 2007 award for Bingo! in The Annual Brand Derby, The Strategist (Business Standard).
- Media Awards 2008 at the Goa Fest for Bingo! Gold: Best Use of Radio and Silver: Best Use of Youth Marketing.
- Abby Awards 2008 for Bingo! in 7 categories including Silver awards for Best Integrated Campaign and Best Film.
- Media Awards 2008 for Candyman in the Gold category for Innovative Use of Print Advertising at the Goa Fest.
- Best Indian Restaurant in Asia-2008 for Bukhara at ITC Maurya given by the Restaurant magazine of UK.

Product Launches 2007-08

Sunfeast Biscuits

Sunfeast expanded its biscuits portfolio with the launch of 4 new variants:



Sunfeast
BENNE VITA
Flaxseed
BISCUITS

Sunfeast Benne Vita Flaxseed - The launch of Sunfeast Benne Vita Flaxseed biscuits reflects the brand essence of Benne Vita, which in Italian stands for 'Good Life'. The flaxseed content in these protein and mineral enriched biscuits is a rich vegetarian source of Omega III.



Sunfeast
GOLDEN
BAKERY

Golden Bakery Sunfeast Golden Bakery offers the freshly baked taste of cookies now in a mouth-watering range. Available in three variants - Choco-nut, Butter-nut and Butterscotch.

Nice - A tasty and delightful offering of crispy, sugar sprinkled biscuits.



Sunfeast
Nice



Special

Special Crunchy Coconut The cookies portfolio was expanded with the launch of Crunchy Coconut cookies under the Sunfeast 'Special' range.

Bingo Achaari Masti



BINGO!
Mad Angles
Achaari Masti

Bingo!, a youthful and innovative snack, added a new and unique flavour to its Mad Angles portfolio – Achaari Masti.

Aashirvaad MP Blend Chakki Atta



AASHIRVAAD
MP Blend
CHAKKI Atta

Aashirvaad MP Blend Chakki Atta is made exclusviely from the finest MP wheat. This wheat is sourced through ITC's e-Choupals.



AASHIRVAAD
Pickle Mirch Powder
Fresh and Red

Aashirvaad Pickle Mirch Powder

Aashirvaad added a unique variant to its Spices range by introducing Pickle Mirch Powder. Ensuring a perfect balance of colour and taste, the Pickle Mirch Powder is one of its kind in India.

Aashirvaad Instant Mixes

The product range in the Aasirvaad Instant Mix segment was expanded with the introduction of two new variants – Rasmalai and Vada Mix.



AASHIRVAAD
Rasmalai
INSTANT MIX

Product Launches 2007-08

Mint-o Cool Blue & Mint-o Fresh Cool Green

ITC's Foods business added two breath freshening flavours to the Mint-o product range: Mint-o Cool Blue and Mint-o Fresh Cool Green.



mint-o
COOL BLUE
mint-o
Fresh



LICKS
CANDYMAN
NATKHAT GO-WAWA

Candyman Natkhat Go-Wawa & Mango Licks

'Candyman' range of confectionery strengthened its portfolio with the launch of Natkhat Go-Wawa and Mango Flavour Licks. A delightful candy experience for fun-filled naughty kids.

Classmate Fun N Learn

A recent addition to the Classmate portfolio, Classmate Fun N Learn range of children's books targets pre-school learners.





Expressions Aromatic Candles

ITC recently launched 'Expressions' Premium Range of Aromatic Candles. The Expressions range of Aromatic candles comprises Amour – the Romance Series, Adora – the Decor Series and Nirvana – the Spa Series.

The specially selected fragrance of the candles is made from the finest perfumes and oils.

Spectra Paper Cups

Spectra paper cups, made from environment-friendly paperboard using Elemental Chlorine Free (ECF) Technology, is compliant with US FDA Regulation for food-contact applications.



ECF
Spectra
ECF
Spectra

Product Launches 2007-08



My Humble House

ITC Maurya has opened a fine-dining experience at its rooftop called 'My Humble House'. Infusing distinctively Chinese style with global touches, My Humble House is a unique milestone in dining concepts that integrates seamless service in an elegant yet impressive ambience.

Towers Block at ITC Maurya

Comprehensive renovation and product upgradation programmes were completed at 4 ITC-Welcomgroup properties including the premium Towers Block at ITC Maurya, New Delhi.





Kaya Kalp - The Royal Spa at ITC Mughal

Kaya Kalp - The Royal Spa at ITC Mughal, spread across more than 99,000 square feet, offers guests the opportunity to experience traditional therapies in regal surroundings. The spa has been designed to bring together elements of Mughal architecture and opulence with meaningful experiences for the mind and body.

Fortune opens 23rd hotel in Kolkata

With the opening of its 23rd hotel in Kolkata, Fortune Park Panchwati, Fortune Hotels now has properties in the key destinations of Kolkata, Navi Mumbai, Gurgaon, Chennai, Bengaluru, Ahmedabad, Indore and Pune, serving the needs of the discerning business traveller.



Product Launches 2007-08

Miss Players



Miss Players launched its collection for the young woman, making a lively and playful style statement. The collection has a wide range of casual wear with colourful tees in catchy prints and motifs, smart capris and dungarees for the relaxed look. The party wear collection with fitted tops in daring prints and detailed embroidery are sure to be hot favourites. The work wear collection with its banker shirts and flattering trousers is a perfect choice for the confident working woman of today.


WILLS LIFESTYLE

Wills Lifestyle

Wills Lifestyle brands are now available nationwide at 50 exclusive stores and in more than 150 'shop-in-shops'.

Wills Lifestyle's refreshing new Spring-Summer collection 2008 is now in stores. Crafted to match the tastes of the discerning, Wills Lifestyle offers a complete wardrobe comprising Wills Signature designer wear, Wills Classic work wear, Wills Sport relaxed wear and Wills Clublife evening wear.





John Players

The new Spring-Summer collection 2008 of John Players work wear, casual wear and party wear is defined by its playful styling and contemporary fits. This meticulously crafted collection in cottons, linens and summery fabrics has everything that a new age manager would want in his wardrobe.

Because country must come before corporation

the FICCI Outstanding Vision Triple Impact Corporate Award 2007
goes to ITC Limited

This award is yet another inspiration for us to sustain:

- Our position as an exemplar in triple bottom line performance
- Creation of a brighter future for the 5 million lives we support every day
- Our commitment to not only preserve but also enrich the environment


FICCI

Hon'ble Prime Minister, Dr Manmohan Singh, presenting the Award to ITC Chairman, Mr Y.C.Deveshwar

ITC is the only company in the world of its size to be:

- **Carbon Positive**
- **Water Positive**
- **Close to Zero Solid Waste Discharge**

ITC Limited
Enduring value ______ *Let's put India first*

The **WHITE GOLD** premium paper used in this Report, the **SAFIRE GRAPHIK** board used for the cover and the **INDOWRAP PAPER** used for the envelope are products of your Company's Paperboards & Specialty Papers Division.

END

Processed at Stylo Graphic Imaging, Kolkata and Printed at N.K. Gossain & Co. Ltd., Kolkata.